Infosys
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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 02, 2025

Dear Sir/ Madam,

Sub: Integrated Annual Report for the Financial Year 2024-25

In compliance with the Companies Act 2013, ('Act') rules framed thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, ('Listing Regulations') as amended from time to time, Please find enclosed the Integrated Annual Report, Business Responsibility and Sustainability Report ('BRSR') and Notice of Annual General Meeting for the Financial Year 2024-25, which is being sent to the Shareholders through electronic mode whose e-mail addresses are registered with the Company/Depository Participant(s) ('DPs'). Further, in accordance with Regulation 36(1)(b) of the Listing Regulations, the Company will be sending a letter to Shareholders whose e-mail addresses are not registered with Company/DPs providing the weblink from where the Integrated Annual Report can be accessed on the Company's website.

The following reports will be made available on the Company's website:

Name of the report	Website link
44th AGM Notice and Integrated Annual Report 2024-25 (including Business Responsibility and Sustainability Report).	https://www.infosys.com/investors/reports-filings/annual-report/annual/documents/infosys-ar-25.pdf
Infosys Foundation's Annual Report 2024-25	https://www.infosys.org/infosys-foundation/about/reports/documents/infosys-foundation-report-2024-25.pdf

Information at glance:

Particulars	Details
Time and date of AGM	4:00 p.m. IST, Wednesday, June 25, 2025
Mode	Video conference and other audio-visual means
Participation through video-conferencing	https://agm.onwingspan.com/InfosysAGM
Helpline number for VC participation	+91-80-4156 5555 / +91-80-4156 5777
Webcast and transcripts	https://www.infosys.com/Investors/
Final dividend record date	Friday, May 30, 2025
Final dividend payment date	Monday, June 30, 2025
Information of tax on Final dividend	https://www.infosys.com/investors/shareholder-services/dividend-tax.html
Cut-off date for e-voting	Wednesday, June 18, 2025
E-voting start time and date	9:00 a.m. IST, Friday, June 20, 2025
E-voting end time and date	5:00 p.m. IST, Tuesday, June 24, 2025
E-voting website of NSDL	https://www.evoting.nsdl.com/

This is for your information and records.

For **Infosys Limited**

A.G.S. Manikantha
Company Secretary
Membership No: A21918


Infosys®
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AI YOUR ENTERPRISE
Integrated Annual Report 2024-25

Scan here to access the digital version of the Infosys Integrated Annual Report.
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Building enterprises in the age of AI

Over the past two years, we've seen rapid growth in AI awareness, usage, and investment. The hunger to learn fast and experiment faster has been insatiable. With growing ease of use and increasing access to AI assistants, co-pilots and tools, AI use-cases and pilots have mushroomed and burgeoned across the enterprise, with some value realized. The unbridled enthusiasm around AI has meant that CXOs are no longer having to advocate for the value of AI within the enterprise. Instead, they can invest now in scaling, driving adoption and governing.

The distinct opportunity is to build with AI to amplify the potential of employees, and modernize systems and how they empower people working within the organization, to increase efficiency, productivity, and innovation. This in turn can transform the value these businesses can bring to their customers. By strategically implementing AI and ensuring it complements human capabilities, businesses can significantly improve customer proposition and service, leading to increased satisfaction, loyalty, and ultimately, better business outcomes.

This endeavor can be multi-tiered and complex. AI experiments are often heterogeneous, requiring diverse data and tech stacks that necessitate building entire new architectural foundations before value can be realized. There is also the need to focus on making sure that AI systems are used fairly and responsibly so that they can truly serve the enterprise at scale.

Applying AI at a scale that can power the entire enterprise involves building AI capabilities mindfully. This entails nurturing a robust data strategy, investing in AI infrastructure optimization, while also systemically building capacity to deepen algorithmic efficiencies and improve model performance. In many ways, this is about reframing the status quo for an AI-first future – with sustained value in mind. Leaders embrace a hybrid approach to power their AI flywheels. They need flexibility of infrastructure – both rental and owned models – to bring them the control that they need over the environment, along with the potential to drive efficiencies in the long run, in addition to security and compliance efficiencies as well.

We are building templates for AI success – industry after industry, business after business – for enterprise-scale value generation for our clients. We are helping them AI their enterprise in ways that are changing the game for them today and giving them a head start into the future. Some interesting examples, as case studies, make for interesting and quick reading later in this Integrated Annual Report. In many ways, it's exactly what you'd expect from a partner whose promise to enterprises is – navigate your next.





Americana Restaurants: Reimagining Accounts Payable with agentic AI

Americana Restaurants is the largest out-of-home dining and quick-service restaurant operator in their 12 countries of operation across the Middle East and North Africa. With strong franchisor partnerships and a diverse portfolio of iconic global brands, including KFC, Pizza Hut, Hardee's, Krispy Kreme, Peet's Coffee, Wimpy, TGI Friday's, Costa Coffee, and Baskin Robbins, the company delivers world-class dining experiences. Their growth, in recent years, has been so rapid that it was starting to strain their technology infrastructure, exposing limitations in their ability to scale to demand. They sought out Infosys' expertise to help them establish a state-of-the-art BPM framework that would bring transparency and efficiency into their process ecosystem while prioritizing their vital enterprise Accounts Payable processes for AI-powered transformation.

Infosys started at the foundation, completely reimagining Americana Restaurants' document-centric workflows for an enterprise set to turn AI-first. The deployment of Infosys Accounts Payable Solution on the cloud and its application enterprise-wide ensured that Americana Restaurants significantly improved efficiency, reducing processing times, minimizing errors, and optimizing costs. The integration of agentic AI that followed has made their invoice processing largely autonomous. AI agents process invoices end-to-end and offer support for multiple languages while managing complex validations and diverse expense types and processing exceptions with minimal human intervention. When required, users enjoy a highly intuitive user interface that only requires them to access a very simple training that serves them well across devices, from desktops to mobiles.

Infosys' agentic AI-powered cloud-based Accounts Payable solution is among the first of its kind anywhere in the world that empowers Americana Restaurants to:

- Not only process invoices with minimal human intervention but predict and plan for future transactions
- Adapt the accounts payable environment dynamically to process deviations, reduce errors, and increase accuracy
- Leverage Microsoft Azure GPT-4 Omni for continuous learning and operational improvements

"Our partnership with Infosys has helped us embrace enterprise AI and transform the way we manage finance operations. With AI, our invoice processing is faster, more accurate, and far more future-proofed. This leap forward has also meant bringing more intelligence into our Accounts Payable, and we are looking to apply that learning into other areas of our organization."

– Harsh Bansal, Chief Financial Officer and Chief Growth Officer, Americana Restaurants

Sunrise: Amplifying intelligence in customer engagement, operations & employee experience



Sunrise is Switzerland's leading challenger, with a strong number two position in the Swiss telecommunications market and is listed on SIX Swiss Exchange (SUNN). Based on its best-in-class, future-fit networks, Sunrise provides high-quality mobile, landline, broadband and TV services to residential customers, and empowers business customers with 360° communications and integrated ICT solutions for connectivity, security and IoT advancing their digitalization.

The company's IT strategy is built around customer-centric innovation, operational excellence, infrastructure modernization and digital transformation. One of the key technologies supporting the digital transformation is AI, with one of its building blocks being a unified data platform which aggregates data from various sources (customer interactions, network performance, billing, etc.) and has already been implemented by Sunrise. Additional building blocks that are being worked on are AI/ML models to generate actionable insights for personalized customer experiences, predictive maintenance, and fraud detection as well as comprehensive self-service options tailored to digitally savvy customers. The goal is to drive customer retention and loyalty in addition to enabling targeted marketing and improving customer support efficiency.

Sunrise is also investing in robotic process automation for back-office operations and plans to implement the Infosys AIOps platforms to automate incident detection, root cause analysis, and resolution, thereby enhancing operational efficiency and service reliability. By adopting the full Microsoft M365 suite, Sunrise is nurturing a fully modern, AI-driven, cloud-based collaborative workplace, in collaboration with Infosys.

To share experiences and accelerate responsible AI innovation at scale, Sunrise has created an AI Community of Practice across the enterprise, governed by the CIO unit together with the contribution of all business units and enablement functions. This helps the entire organization remain aligned on new uses cases, on the learnings, and the underlying technologies, security and ethical guidelines while also working effectively. Sunrise CIO department partnered with Infosys, building on this foundation to further drive AI initiatives.

"Sunrise is committed to continuing to focus on delivering exceptional quality services at the right cost. It is this commitment that has made us the carrier of choice for many in Switzerland. The new offers around digital services will mean that our customers will have even more options and services at their fingertips. We appreciate Infosys' partnership on this journey."

– Anna Maria Blengino, Chief Information Officer, Sunrise GmbH



Posti: Where the future of logistics is AI-first

Posti is a versatile, modern, and international logistics company with nearly 400 years of experience. Today, the company connects people and companies with postal services, parcels, e-commerce, and freight services, in addition to warehouse and logistics across the Nordic and Baltic countries. Posti was early to embrace the power of enterprise AI to accelerate the transformation of its IT landscape and amplify its ability to deliver exceptional services, optimize operations, and strengthen its position as a leading delivery and logistics provider.

In partnership with Infosys, Posti was quick to create an AI-powered efficient and customer centric organization with:

- Enhanced operational efficiency and observability: By implementing Infosys' Live Enterprise Application Management Platform with embedded generative AI capabilities, Posti has fully transformed its business process monitoring. The Platform addresses visibility gaps, enabling automated monitoring and AI-based incident triaging. By correlating insights from the Infosys platform with its other platforms, Posti has a comprehensive and unified view of its entire IT landscape. This has dramatically reduced critical process downtime for the company by over 90%, and helped it shift from reactive to predictive incident management.
- Proactive IT operations management: Posti leverages GitHub Copilot to accelerate legacy code comprehension and improve its application lifecycle management. Furthermore, the deployment of Nanoheal, a self-help/self-heal tool, along with a generative AI-powered chatbot, drives proactive resolution of IT incidents across the company. These innovations have also resulted in reduced support call volumes for the organization along with dips of almost 40% in Mean Time to Resolution.
- Accelerated application development: GitHub Copilot has significantly increased the pace of Posti's software development lifecycle. The capability has boosted the company's application lifecycle productivity by approximately 35%, accelerating both application development and deployment. This enables Posti to bring new and enhanced services to market faster, strengthening its competitive edge in a fast-changing marketplace.

"As we navigate the next phase of our evolution with enterprise AI, with Infosys, Posti will not only become a leader in the logistics and e-commerce sector, but a true digital frontrunner in the Nordics."

– Petteri Naulapää, CIO and SVP, ICT and Digitalisation, Posti Group



Hatch: Smartly reengineering our world for good

YOUR ENTERPRISE

Hatch is a global engineering, project delivery, and professional services firm. Whatever clients envision, their teams design and build. With over six decades of business and technical experience in the mining, energy, and infrastructure sectors, they understand clients' business challenges. They respond quickly with solutions that are smarter, more efficient, and innovative. They draw upon their 10,000-strong staff, with experience in over 150 countries, to challenge the status quo and create positive change.

As a digitally mature organization, Hatch is continuously investing into and innovating with integrating AI, data analytics, and automation for engineering and project management processes. With a strong foundation laid for robust systems and processes along with reliable data, Hatch started to accelerate their decision-making and to optimize operations by leveraging gen AI responsibly at enterprise scale. They invited Infosys to partner with them on this journey.

As an example of progress made early on as they navigated the enterprise AI landscape, Hatch leveraged AI-powered virtual assistants and agentic AI to amplify their engineers, boost their productivity and enable them to resolve queries faster. These AI-based solutions integrate seamlessly with Hatch's existing systems, ensuring efficient project delivery.

On a related front, Hatch's leading AI work for brownfield assets is allowing them to digitize their existing infrastructure using photogrammetry and lasergrammetry technologies to produce the corresponding intelligent 3D models and digital twins.

"Our strategic vision for enterprise AI leverages the benefits of the technology but ensures that all decisions regarding our engineering work are made by capable human staff. Enterprise AI is a robust enabler that we use to provide additional benefits and cost efficiencies for our clients. We are leveraging Infosys' services and pioneering research in AI to help us achieve these goals."

– Maurice Tayeh, Global Chief Information Officer, Hatch

Citizens: Transforming from the core for the age of intelligence everywhere



Citizens Financial Group, headquartered in Providence, Rhode Island, is one of the nation's oldest and largest financial institutions in America. Citizens offers a broad range of retail and commercial banking products and services, including tailored advice, ideas and solutions, to individuals, small businesses, middle-market companies, large corporations and institutions. Pacing their digitalization, keeping security and customer privacy top of mind, Citizens is executing on a data-first, cloud-first platforms strategy and has a foundational advantage for their next – AI-first transformation.

Citizens, in collaboration with Infosys, has already achieved significant milestones including establishing their robust data lake, MDM aka Citizens Customer Master (CCM) and developing key enterprise APIs. Citizens has also started harnessing Microsoft Copilot, for their engineers to develop code. In partnership with Infosys, Citizens evaluated the tool LEAP to provide real-time end-to-end business observability on the payment rails for operations. This tool brings in the required application operational automation and drives efficiency in managing applications across the Citizens' landscape. With this collaboration, Infosys will help bring efficiencies at scale and reduce time to market for Citizens. These are but examples of how Citizens is seeking to leverage AI and automation, to move to a more agile operating model. The approach also factors in appropriate guardrails for security and governance. The bank has also successfully undertaken massive upskilling of their staff to prepare for success in the time of AI.

By AI-enabling their core landscape, Citizens is also fostering an ecosystem of valuable fintech and hyperscaler collaborations for the bank. Even as they enhance operational resilience and stability, Citizens is looking to deliver highly differentiating, hyper-personalized AI-powered customer experiences.

"Infosys has been a key strategic collaborator in Citizens' next-gen transformation program including our journey to becoming AI-powered. Together, we have not only modernized our technology landscape with a robust data fabric and cloud native platforms but also built a solid foundation for future growth aligned with Citizens' north star technology vision without losing focus on resiliency and stability."

– Michael Ruttledge, CIO, Citizens Bank



Contents

16 About this report

Corporate overview
18 About Infosys
19 Global presence
20 The Infosys Board of Directors
26 The Infosys leadership team

Performance overview
28 Business highlights
30 Chairman's message
32 Letter to the Shareholder
34 Awards and recognitions

Approaching value creation
39 Our business context
41 Strategy
42 Value creation model

Delivering value
44 Financial Capital
46 Human Capital
48 Intellectual Capital
50 Natural Capital
52 Manufactured Capital
54 Social and Relationship Capital

Statutory reports
58 Board's report
70 Annexures to the Board's report
99 Management's discussion and analysis
110 Corporate governance report
147 Investor contacts
149 Risk management report
159 Business Responsibility and Sustainability Report
208 CEO and CFO certification

Financial statements
209 Standalone
292 Consolidated

For the digital version of the Infosys Integrated Annual Report, visit:
https://www.infosys.com/investors/reports-filings/annual-report/annual-reports/ar-2024-25.html

About this report

An introduction to the report

Infosys adopted the Global Reporting Initiative (GRI) principles to disclose performance on non-financial aspects of the business 17 years ago and also became the first IT company to publish sustainability performance in accordance with the GRI G4 (comprehensive) criteria in 2014.

Our Integrated Annual Report provides a comprehensive overview of our company's performance and progress over the past year. It includes quantitative and qualitative disclosures on material topics, such as financial performance, environmental sustainability, social responsibility, and our relationship with our stakeholders. It also describes our strategy, leadership commitment and culture that celebrates people, performance and purpose.

The Infosys Integrated Annual Report 2024-25 has been prepared in accordance with the International Integrated Reporting Framework, developed by the International Integrated Reporting Council (IIRC), the GRI Standard and the International Financial Reporting Standards (IFRS). This report also includes the Business Responsibility and Sustainability Report (BRSR), prepared in accordance with the guidelines issued by the Securities and Exchange Board of India (SEBI). We have also mapped our contribution to the Sustainable Development Goals (SDGs) through the Infosys ESG report.

The financial and statutory data disclosed in the statutory sections of this report meet the requirements of the Companies Act, 2013 (including the rules made thereunder) and the applicable SEBI Regulations.

Auditors' reports

The Auditors' Report for fiscal 2025 from Deloitte Haskins & Sells LLP, Chartered Accountants (ICAI Firm Registration Number 117366W/W-100018) does not contain any qualification, reservation or adverse remark. The Report is enclosed with the financial statements in this Integrated Annual Report.

The Secretarial Auditors' Report for fiscal 2025 from Makarand M. Joshi of Makarand M. Joshi & Co., Company Secretaries, does not contain any qualification, reservation or adverse remark. The Secretarial Auditors' Report is enclosed with this Integrated Annual Report.

The Independent Assurance Statement for our BRSR core disclosures from Deloitte Haskins & Sells is available as part of this Integrated Annual Report. Additionally, select non-financial sustainability disclosures in this Integrated Annual Report are assured by Deloitte Haskins & Sells LLP.

Management's review

This Integrated Annual Report has been reviewed and approved, for publication, by the Management of the Company.

Feedback

Share your feedback about the report to investors@infosys.com.

Our capitals

The capitals, as described below, provide a holistic perspective of how short, medium and long-term value is created and preserved at Infosys. The capitals are simultaneously inter-dependent and mutually beneficial as they create synergy across the organization. Our strategy, ESG vision and ambitions help to channel all inputs through the capitals to manifest into the most impactful outputs and outcomes for all stakeholders.

Financial Capital

We obtain our Financial Capital through the funds generated from our business operations and financing activities. Our strong performance on the back of meticulous execution over the years, as reflected in the combination of high growth, strong cash generation and profitability, has led to building a strong, debt-free, and liquid Balance Sheet. Our focus is on ensuring a sustainable and profitable financial position.

Human Capital

Nurturing talent for the future is essential for our continued success. Our culture is at the center of everything we do, shaping us into who we are today. Over the past 40 years, our values, excellence, collaboration, and most importantly, our people have molded our unique culture We have long-established paths for employee upskilling and reskilling, and our efforts have been well-rewarded, providing value to our people and us. Infosys remains committed to nurture an inclusive workplace for our diverse talent.

Intellectual Capital

Our Intellectual Capital is driven by agility, flexibility, and innovation. We are committed to working with experts, partners, academia, and other stakeholders to develop new products and services that meet the needs of our customers and communities. With iCETS, the Living Labs, the Infosys Innovation Network (IIN) and Infosys Business Incubator, we have a broad portfolio of offerings across industry segments, while the Infosys Prize and Aarohan Social Innovation Awards provide a platform for innovators and social entrepreneurs, respectively.

Natural Capital

Climate action has been a key focus area in protecting and preserving our Natural Capital. We have been at the forefront of the ESG movement and became carbon neutral in 2020, which was 30 years ahead of the timeline set by the Paris Agreement. We have maintained carbon neutrality for six years in a row. We are now evolving from carbon neutrality to climate positivity — investing in regenerative practices, nature-based solutions, and green innovation to restore ecosystems and capture more carbon than we emit. Our commitment is not just to reduce harm, but to create lasting environmental value.

Manufactured Capital

As strong advocates of environmental stewardship extending beyond our boundaries, our Manufactured Capital includes our energy-efficient offices, data centers, innovation hubs, digital studios, and our technology infrastructure across the globe. With the highest-rated green buildings on our campuses and investments in collaborative tech infrastructure, we offer productive, safe and healthy workplaces for employees, clients and contractors.

Social and Relationship Capital

Our Social and Relationship Capital guides us to bring the interests of our stakeholders to the fore. As enterprises focus on reshaping their businesses in the digital era, we are helping our clients drive transformation. Our social ambition focuses on serving the development of people by shaping a future with meaningful opportunities for all. We deliver on expectations of nurturing social innovations and enabling employability through skill training of communities. Our global CSR efforts address challenges across education, healthcare, women empowerment, science and research, environmental sustainability and more.

Corporate overview
About Infosys

Infosys is a global leader in next-generation digital services and consulting, focusing on delivering AI, cloud and other digital solutions for specific industries in more than 59 countries. We are the enterprise AI partner of choice for our clients as they navigate their business transformation.

We enable them with an AI-first foundation. We also empower the business with enterprise AI, cloud, and other digital technologies at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning approach drives their continuous improvement through building and transferring skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Established in 1981, from a capital of US$250, we have grown to become a company with a market capitalization of approximately US$75.80 billion.

In our journey of over 40 years, we have catalyzed India's transformation into the global destination for software services talent. We pioneered the Global Delivery Model and became the first IT company from India to be listed on NASDAQ.

In 2025, we undertook a refresh of our ESG Vision 2030 and confirmed our continued commitment to responsible business to shape and share solutions that serve the development of businesses and communities. We reaffirmed our long-standing focus across core areas including climate change, nurturing workplace inclusivity, employee wellness and experience, amplifying communities, corporate governance, data privacy and information management.

3,23,578
Employees

1,869
Active clients

₹1,62,990 cr
Total revenues in fiscal 2025

Our Purpose
To amplify human potential and create the next opportunity for people, businesses and communities

Our Values
Our Company's Code of Conduct stands on the strong foundation set by our values, encapsulated in the acronym C-LIFE.

Client value
To surpass client expectations consistently

Leadership by example
To set standards in our business and transactions and be an exemplar for the industry and ourselves

Integrity and transparency
To be ethical, sincere and open in all our transactions

Fairness
To be objective and transaction-oriented, and thereby earn trust and respect

Excellence
To strive relentlessly, constantly improve ourselves, our teams, our services and products to become the best

Corporate overview
Global presence


Canada
USA
Mexico
Costa Rica
Puerto Rico
Peru
Chile
Brazil
Argentina
Denmark
Netherlands
UK
Guernsey
Ireland
Belgium
Luxembourg
Germany
France
Portugal
Liechtenstein
Malta
Italy
Hungary
Slovakia
Switzerland
Serbia
Bulgaria
Spain
Norway
Finland
Sweden
Latvia
Lithuania
Czech Republic
Poland
Austria
Croatia
Romania
Armenia
Turkey
Israel
Saudi Arabia
Qatar
UAE
Oman
India
China
Japan
South Korea
Taiwan
Hong Kong
Thailand
Philippines
Malaysia
Singapore
Australia
New Zealand
Mauritius
South Africa

Infosys began its operations in a small apartment office in Pune, India, in 1981. Today, we have offices across six continents.

For details of our global locations, visit https://www.infosys.com/investors/reports-filings/documents/global-presence2025.pdf

292 No. of offices

59 No. of countries

Revenue by geography

Regions	2024-25
North America	57.9%
Europe	29.8%
Rest of the World	9.2%
India	3.1%

Corporate overview

The Infosys Board of Directors



From left to right:
Nitin Paranjpe, Independent Director | Bobby Parikh, Independent Director | Chitra Nayak, Independent Director | D. Sundaram, Lead Independent Director | Nandan M. Nilekani, Chairman | Salil Parekh, CEO and MD | Helene Auriol Potier, Independent Director | Michael Gibbs, Independent Director | Govind Iyer, Independent Director



Nandan M. Nilekani
Chairman and Non-Executive and Non-Independent Director (Promoter)

Age: 69
Nationality: Indian

Date of appointment
August 24, 2017

Tenure on Board
7.6 years

Term ending date
NA

Shareholding
4,07,83,162 shares (0.98%)

Board memberships – Indian listed companies
Infosys Limited: Non-Executive and Non-Independent Director

Directorship / Committee details

	Board[1]	Committee[2]
Chairperson	1	Nil
Member	6	Nil

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/nandan-nilekani.html

[1] Number of directorships in Indian companies (includes public, private and Section 8)
[2] Chairperson is also considered a member of the Committee. Committee information includes details of only the audit and the stakeholders relationship committees across all Indian public companies.



Salil Parekh
Chief Executive Officer and Managing Director

Age: 60
Nationality: Indian

Date of appointment
January 02, 2018

Date of reappointment
July 01, 2022

Tenure on Board
7.2 years

Term ending date
March 31, 2027

Shareholding
11,85,548 shares (0.03%)

Board memberships – Indian listed companies
Infosys Limited: Executive Director

Directorship / Committee details

	Board(1)	Committee(2)
Chairperson	Nil	Nil
Member	1	Nil

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/salil-parekh.html



D. Sundaram
Lead Independent Director

Age: 72
Nationality: Indian

Date of appointment
July 14, 2017

Date of reappointment
July 14, 2022

Tenure on Board
7.7 years

Term ending date
July 13, 2027

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director
Crompton Greaves Consumer Electricals Limited: Independent Director and Chairperson

Directorship / Committee details

	Board(1)	Committee(2)
Chairperson	2	2
Member	6	7

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/d-sundaram.html



Michael Gibbs
Independent Director

Age: 67
Nationality: American

Date of appointment
July 13, 2018

Date of reappointment
July 13, 2021

Tenure on Board
6.7 years

Term ending date
July 12, 2026

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director

Directorship / Committee details

	Board(1)	Committee(2)
Chairperson	Nil	1
Member	1	2

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/michael-gibbs.html



Bobby Parikh
Independent Director

Age: 61
Nationality: Indian

Date of appointment
July 15, 2020

Date of reappointment
July 15, 2023

Tenure on Board
4.7 years

Term ending date
July 14, 2028

Shareholding
6,887 shares (0.00%)

Board memberships – Indian listed companies
Infosys Limited: Independent Director
Biocon Limited: Independent Director
Indostar Capital Finance Limited: Non-Executive and Non-Independent Director

Directorship / Committee details

	Board(1)	Committee(2)
Chairperson	Nil	3
Member	6	6

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/bobby-parikh.html



Chitra Nayak
Independent Director

Age: 62
Nationality: American

Date of appointment
March 25, 2021

Date of reappointment
March 25, 2024

Tenure on Board
4 years

Term ending date
March 24, 2027

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director

Directorship / Committee details

	Board[1]	Committee[2]
Chairperson	Nil	Nil
Member	1	1

Areas of expertise
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/chitra-nayak.html



Govind Iyer
Independent Director

Age: 62
Nationality: Indian

Date of appointment
January 12, 2023

Tenure on Board
2.2 years

Term ending date
January 11, 2028

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director

Directorship / Committee details

	Board[1]	Committee[2]
Chairperson	Nil	Nil
Member	6	Nil

Areas of expertise
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/govind-iyer.html



Helene Auriol Potier
Independent Director

Age: 62
Nationality: French

Date of appointment
May 26, 2023

Tenure on Board
1.8 years

Term ending date
May 25, 2026

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director

Directorship / Committee details

	Board[1]	Committee[2]
Chairperson	Nil	Nil
Member	1	Nil

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Information Technology
- Cybersecurity
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://infosys.com/about/management-profiles/helene-auriol-potier.html



Nitin Paranjpe
Independent Director

Age: 62
Nationality: British

Date of appointment
January 01, 2024

Tenure on Board
1.3 years

Term ending date
December 31, 2028

Shareholding
Nil

Board memberships – Indian listed companies
Infosys Limited: Independent Director
Hindustan Unilever Limited: Non-executive Director and Chairperson

Directorship / Committee details

	Board[1]	Committee[2]
Chairperson	1	Nil
Member	2	1[3]

Areas of expertise
- Financial
- Diversity
- Global business
- Leadership
- Board service & governance
- Sales & marketing
- Sustainability & ESG
- Risk management
- Mergers & Acquisitions

Read full profile at:
https://www.infosys.com/about/management-profiles/nitin-paranjpe.html

(1) Number of directorships in Indian companies (includes public, private and Section 8)
(2) Chairperson is also considered a member of the Committee. Committee information includes details of only the audit and the stakeholders relationship committees across all Indian public companies
(3) Appointed as a member of Audit Committee of Infosys Limited with effect from April 16, 2025

The Infosys leadership team



Salil Parekh
Chief Executive Officer and Managing Director



Jayesh Sanghrajka
Chief Financial Officer



Ambeshwar Nath
Industry Head – CPG, Logistics and Retail



Anand Swaminathan
Segment Head – Communication, Media and Technology



Anant Raghavendra Adya
Service Offering Head



Anantharaman Radhakrishnan
Chief Executive Officer and Managing Director – IBPM



Andrew Groth
Industry Head – Banking and Financial Services, Healthcare, Insurance and Life Sciences



Anup Kapoor
Chief Operating Officer and Whole Time Director – IBPM



Arun Kumar H.R.
Head – Business Strategy, Planning and Operations



Ashiss Kumar Dash
Segment Head – Energy, Utilities, Resources and Services



Balakrishna D.R.
Head – Global Services



Binod Choudhary
Business Head – IBPM



Deepak Bhalla
Chief Risk Officer & Global Head – Business Finance and Operations Planning



Dennis Kantilal Gada
Segment Head – Banking and Financial Services



Dinesh R.
Chief Delivery Officer



Inderpreet Sawhney
Chief Legal Officer and Chief Compliance Officer



Jasmeet Singh
Segment Head – Manufacturing



Jayachandran Nair
Industry Head – Banking and Financial Services



Karmesh Gul Vaswani
Segment Head – CPG, Logistics and Retail



Mohammed Rafee Tarafdar
Chief Technology Officer



Nabarun Roy
Group Head – Quality



Nandini S.
Group Head – Compensation & Benefits



Raja Madhusudan Shah
Industry Head – Communications, Media and Technology



Ruchir Budhwar
Industry Head – Manufacturing



Satish H.C.
Chief Delivery Officer



Shaji Mathew
Chief Human Resources Officer



Sourav S. Banerjee
Industry Head – CPG, Logistics and Retail



Subhro Mallik
Industry Head – Life Sciences



Sumit Virmani
Chief Marketing Officer



Sunil Kumar Dhareshwar
Global Head – Corporate Accounting & Taxation, Facilities, Infrastructure and Security



Sushanth Michael Tharappan
Head HR – Infosys Limited



Tarang Puranik
Service Offering Head



Thirumala Arohi
Global Head – Education, Training and Assessment and Head – India Business



Umashankar Lakshmipathy
Service Offering Head



Upendra Kohli
Industry Head – Communications, Media and Technology



Venkateshwaran Ananthakrishnan
Industry Head – Healthcare

As of May 31, 2025

Business highlights

Highest ever free cash flow of ₹34,549 cr for fiscal 2025

Revenues

₹1,62,990 cr

6.1% growth Y-o-Y
4.2% CC growth Y-o-Y



Basic earnings per share
(par value of ₹ 5 each)

64.50

8.3% growth Y-o-Y[4]

Consolidated cash and investments[1]

₹47,549 cr

Continue to main strong liquidity position

Dividend per share (in ₹)

43.0

13.2% growth Y-o-Y[2]

Operating margin

21.1%

Robust operating margin

Free cash flow growth[3]

44.8% Y-o-Y

FCF conversion at 129.2% of net profit

Large deal TCV
(Total contract value in US$ billion)

11.6

Sustained momentum in large deal wins continues

Number of US$50 million + clients

85

Strong client metrics with increase of 2 clients Y-o-Y

Key trends

In ₹ crore, except per equity share data	FY 2025	FY 2024	FY 2023	FY 2022	FY 2021
Revenues*	1,62,990	1,53,670	1,46,767	1,21,641	1,00,472
Net profit*•	26,713	26,233	24,095	22,110	19,351
Basic earnings per share (in ₹)*	64.50	63.39	57.63	52.52	45.61
Market capitalization	6,52,332	6,21,821	5,92,394	8,02,162	5,82,880

In US$ million, except per equity share data	FY 2025	FY 2024	FY 2023	FY 2022	FY 2021
Revenues*	19,277	18,562	18,212	16,311	13,561
Net profit*•	3,158	3,167	2,981	2,963	2,613
Basic earnings per share (in ₹)*	0.76	0.77	0.71	0.70	0.62
Market capitalization	75,797	74,425	72,351	104,706	79,760

Notes:
* Based on IFRS consolidated financial statements
• Attributable to owners of the Company



Carbon neutrality

Carbon neutral for 6 years in a row

Scope 1, 2 and 3 emissions

2,70,000+

AI Aware employees

11

Lake rejuvenation projects over the last two years, achieving an increase of **4.3 bn liters** in water holding capacity.

60 MW

Solar captive power plants installed

Carbon offset programs

2,72,000+

Rural families continue to benefit

WINGSPAN

Lex Learning Amplified

Infosys | Springboard

Digital skilling

13.3 mn

People are a part of our digital skilling initiatives



Tech for Good

125 mn +

Lives empowered via our Tech for Good solutions in e-governance, education and healthcare

Note:
(1) Comprise cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares, and others.
(2) Dividend excludes special dividend of ₹8.00 per share declared in line with the Capital Allocation Policy for financial year 2024.
(3) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.
(4) EPS increase post normalization of income tax refunds

Chairman's message



Nandan M. Nilekani
Chairman

An era of uncertainty

As we contemplate the developments of the last few months, we know we are in an era of uncertainty that we have never seen before. Multiple trends are colliding and leading us to reexamine the fundamentals of our businesses.

As geopolitics becomes front and centre in our lives, we are having to take cognizance of the world not as one single global market but as fragmented blocs and countries. This means making strategic choices and even navigating between these blocs. COVID brought into focus the critical and pressing need to derisk our supply chain and build viable alternatives. It was no longer enough to deliver just-in-time; we had to also factor in for just-in-case. Now tariffs are further driving home the point that we need to diversify our sourcing. Tariffs will be differentiated across products and countries and will likely keep changing. Bilateral and regional rules of trade will dominate. Supply chains will continue to shift as tariffs become another form of arbitrage.

The advent of AI with all its possibilities and potential creates another arc of uncertainty. As enterprises look at applying AI to every aspect of the business, some longstanding challenges will become imperative and self-evident to firms. For example, the need to modernize legacy systems, and the need to create data architecture so that all the firm's data is consumable by AI, in a holistic manner, can no longer be put off. Firms will need to have an AI foundry for rapid innovation and an AI factory to scale successful innovations across the enterprise. While embracing AI will bring a goldmine of opportunities, it will not be entirely without some foreseeable risks. Regulatory variances across regions will need to be incorporated into one's strategy. The early learnings from enterprise AI adoption gives us a glimpse of these potential challenges that lie on the path ahead.

Climate change and the associated energy transition adds to the crucible of uncertainties. So much of the future depends on innovation and the form of energy that will fuel us forward – solar, wind, batteries, pumped hydro, green hydrogen, nuclear, carbon capture and storage, etc. Global climate deals will set the pace of change. The only thing certain is that electricity will play a much bigger role in the days ahead. And the pace of its rollout will be contingent on building new transmission lines, setting up charging stations, and acquiring more transformers. This transformation will naturally be constrained by regulatory cholesterol. The price of various commodities will rise, and fall based on the speed of transition. And many assets could well be stranded.

Every business vertical is facing challenges of various kinds. Car makers are dealing with the transition from ICE engines to batteries. Pharma companies are looking at accelerating the pace of drug discovery with AI. Logistics companies are dealing with the complete reordering of global supply chains. Financial service companies are considering the tokenization of their assets. Energy companies are assessing the long-term demand for their products. Utilities are facing a distributed future. Manufacturing companies are navigating the advent of robots and 3D printing. Service companies are dealing with AI agents performing their tasks. There is not a sector that remains unscathed as rapid business and technological disruption forces businesses to adapt and advance.

Amid these growing uncertainties, there is a certainty that Infosys brings, that is of immense value to enterprises. The Infosys basket of products and services is diversified across geographies, verticals and technologies with solutions to both traditional and emerging business challenges. These solutions are created to support clients' investments in growth as well as for when they are cutting back on costs. Infosys is differentiated by its continuous and active investments in nurturing an engaged and committed workforce. A big part of this investment is in creating flexible training and skilling capability so that this workforce is always abreast of changing technology and business practices. There is also a relentless focus on productivity, so business investments work harder. Even as Infosys strives to be a truly AI-first company, there is a simultaneous and equal focus on being at the forefront of sustainability. In every way, we seek to continue to rank among the world's most respected companies.

We've always believed in enthusiastically embracing change. After all, our brand's promise to our stakeholders is to help them navigate their next. We also have immense confidence stemming from our fortress balance sheet – characterized by high liquidity, zero debt, and the ability to withstand uncertainty. Above all, at Infosys, we remain fully aligned on strategy, yet tactically agile, having high mutual trust and responsiveness to customers, investors and employee needs.

So many things have changed. Then again, some things remain unchanged.

Bengaluru
May 14, 2025

Nandan M. Nilekani
Chairman

Letter to the Shareholder



Salil Parekh
Chief Executive Officer and Managing Director

Dear shareholder,

Financial year 2025 was another year of strong execution for Infosys. We had growth of 4.2%, operating margin of 21.1%, and free cash flow of US$4.1 billion. We announced a total dividend of ₹43 per share (including an interim dividend of ₹21 per share).

Infosys is the leader in AI, cloud, data, and digital for our clients.

Infosys Topaz brings the power of AI, with a strong foundation of cloud and data, to help our clients leverage the next generation of opportunities. To help our clients with AI, we have built a repository of AI agents. These agents improve productivity in areas such as code generation, IT operations, bill-to-cash, and quote-to-order. We have developed domain-specific language models for some industries, IT operations, and cybersecurity. As a result of our expertise and strong partnership with industry leaders, we are now offering model development as a service to our customers.

Our Cobalt cloud capabilities provide the foundation for AI. We are working with the leading public cloud providers, private cloud players, SaaS companies, and PaaS platforms.

Data is another foundational element for AI. Our capabilities in data architecture and managing structured and unstructured data give our clients confidence to use their data for enterprise AI deployment.

Our expertise across enterprise solutions, engineering services, cybersecurity, applications, infrastructure, and operations continues to drive value creation for our clients.

We have continued our focus on cost efficiency, automation, lean, and delivering productivity improvements for our clients.

With our deep expertise across AI, cloud, data, digital, and cost efficiency offerings, we are well-established as the preferred partner for large enterprises across the world.

During the year, Infosys was recognized as a top 100 most valuable brand in the world and ranked among the most trusted brands in the US, by Kantar BrandZ. For the fifth consecutive year, we were recognized as one of the World's Most Ethical Companies.

We recruited over 15,000 college graduates in the year and ended the year with over 3,20,000 employees. 39% of our workforce are women employees.

The Infosys Foundation continues to create positive impact by supporting the communities we work with, in the areas of healthcare, education, women empowerment, and sustainability. Over the year, the Foundation impacted over 1 crore lives through its outreach programs. Infosys Springboard, our free skilling platform, is helping build digital skills globally and has already provided free learning programs to 9.2 million people around the world.

Our client relationships have been the foundation of success through the years. We thank our clients for their continued trust and partnership.

We value the enormous contribution of our over 3,20,000 employees for making our clients successful. Their dedication and continued pursuit of excellence have enabled sustained value creation for our clients.

Thanks to our Board for their guidance and support for our strategic direction.

As technology continues to be more central in the world, Infosys becomes more relevant to our clients.

I remain optimistic about the enormous opportunities we have for the future.

With my warmest regards,

Sd/-

Bengaluru
May 30, 2025

Salil Parekh
Chief Executive Officer and Managing Director

Awards and recognitions



ESG

- Infosys won the following awards at the **Asset ESG Corporate Awards 2024:** Platinum Award for Excellence, Best Investor Relations Team, Best Initiative in Environmental Responsibility, and Best Initiative in Diversity and Inclusion
- Awarded the **Sustainability Champion of the Year Award** at the FICCI Young Leaders Awards 2024


2025
WORLD'S MOST™
ETHICAL
COMPANIES®
ETHISPHERE

- Recognized as **one of the World's Most Ethical Companies** in 2025 for the fifth consecutive year by Ethisphere

- Received the Shorty Impact Awards in the **Gender Equality** category for the #SpotItToStopIt campaign
- Received the 2024 UN Women's WEP India Award in the **Gender-inclusive Workplace** category
- Awarded **Silver in the India Workplace Equality Index** (IWEI) 2024
- Recognized as **India's Best Workplaces™ in Diversity, Equity, Inclusion & Belonging** 2024: Top 25 by Great Place to Work® Institute
- Recognized as the **'Champion of Inclusion'** in the Most Inclusive Companies Index 2024 by Avtar and Seramount for the fifth year
- Placed in the **leadership category in the Indian Corporate Governance Scorecard Assessment** undertaken by Institutional Investor Advisory Services (IiAS) for the eighth year in a row
- Recognized as one of the **best organizations for women in 2024** by The Economic Times
- Recognized as **India's Best Workplaces™ for Women 2024:** Top 50 (Large) for the fourth consecutive year by Great Place to Work® Institute
- Recognized among **'Best Companies for Women in India (BCWI) study, 2024'** by Avtar & Seramount, and among **'Best Companies - Hall of Fame'** for having featured in the list, six editions in a row
- Awarded the **Diversity and Inclusion Employer of the Year** at the 2024 Digital Revolution Awards

Business

- Infosys featured in 2025 LinkedIn's **Top Companies list in India, US, and Canada**
- Recognized as **one of India's Best Employers Among Nation-Builders** 2024 by the Great Place To Work® Institute
- Recognized as **one of India's Best Companies to Work** for 2024 by the Great Place To Work® Institute
- Infosys' Investor Relations (IR) function has been recognized **one of the top two IR functions among Indian companies** in an annual survey conducted by FinanceAsia
- Won the Brandon Hall Group – **Technology Excellence Award Gold** 2024


top
EMPLOYER
Global
2025
FOR A BETTER WORLD OF WORK

- Recognized as the **Global Top Employer 2025** for the fifth consecutive year by the Top Employers Institute



- Recognized as the **largest IT employer in Karnataka** at the Invest Karnataka 2025 Summit

- Received **Binding Corporate Rules Certification** from EU Data Protection Authorities
- Recognized as **one of the "Most Honored" companies**, receiving multiple awards at the 2024 All-Asia Executive Team Rankings from Institutional Investor
- Infosys Consulting listed in Forbes **Best Management Consulting Firms In The World** 2024 List
- Infosys Consulting listed in Forbes 2025 **America's Best Management Consulting** Firms List
- Infosys BPM won two awards at ATD 2024: **'Excellence in Practice Award 2024' and 'ATD Best Award 2024'**
- Infosys BPM won the PeopleFirst **HR Excellence Award 2024**, in the 'Learning & Development' category
- Infosys BPM received the **SSON North America Impact Awards 2025** with T-Mobile in the 'Customer Centricity' category


2025
Brand Finance®

- Recognized as a **Top 3 IT services brand** and the fastest growing IT services brand globally in the Brand Finance Global 500 2025 report

- Infosys BPM won an award at **NIQR Lean Six Sigma Case Study Contest 2024**
- Infosys BPM won an award at the **CII National Lean Competition** 2024
- Infosys BPM won the **SS&C Blue Prism Partner Excellence Award 2024**, under the 'Intelligent Automation Award' category for the APAC Region


FEATURED IN THE
TOP
KANTAR BRANDZ
2025 MOST VALUABLE GLOBAL BRANDS
100

- Infosys was rated as **Top 100 most valuable brand** in the world by Kantar BrandZ; Ranked among the most-trusted brands in India and the US

AI

- **Infosys featured by Constellation Research in –**
  - Artificial Intelligence and Machine Learning Best-of-Breed Platforms
  - AI-Driven Cognitive Applications
  - AI Services: Global
- **Recognized as a leader by Avasant in –**
  - Applied AI Services 2024 Radarview™
- **Recognized as a leader by ISG Provider Lens™ study in –**
  - Intelligent Automation Services 2024 in US and Europe
  - Advanced Analytics and AI Services 2024 in US and Europe


HFS Horizons
AADA Quadfecta Services for the Generative Enterprise, 2024
Horizon 3 Market Leader
Infosys

- **Positioned as a leader in HFS Horizons for –**
  - AADA Quadfecta of Analytics, AI, Data Platforms, and Automation Services for Generative Enterprise 2024

Cloud

- **Infosys positioned as a leader in Gartner® Magic Quadrant™ for –**
  - Public Cloud IT Transformation Services
  - Cloud ERP Services
- **Positioned as a leader in The Forrester Wave™ for –**
  - Application Modernization and Multicloud Managed Services, Q1 2025
  - Automation Fabric Services, Q4 2024
- **Positioned as a leader in IDC MarketScape for –**
  - Asia/Pacific Managed Cloud Services 2024–2025 Vendor Assessment
  - Worldwide Adobe Experience Cloud Professional Services 2024–2025 Vendor Assessment
  - EMEA Industry Cloud Professional Services 2024-2025 Vendor Assessment
- **Featured by Constellation Research in –**
  - Public Cloud Transformation Services: Global

- Rated as a leader by Everest Group in –
  - Microsoft Azure Services PEAK Matrix® Assessment 2024
- Positioned as a leader in HFS Horizons for –
  - Industry Cloud Service Providers, 2024
  - Azure Ecosystem Services Providers, 2024
- Recognized as a leader by ISG Provider Lens™ study in –
  - Oracle Cloud and Technology Ecosystem in US, APAC, and Europe
- Rated as a leader by NelsonHall in –
  - End-to-End Cloud Infrastructure Management Services NEAT 2024

Digital

- Infosys positioned as a leader in IDC MarketScape for –
  - Asia/Pacific SAP Implementation Services 2024 Vendor Assessment
  - Asia/Pacific Salesforce Implementation Services 2024–2025 Vendor Assessment
  - Worldwide Digital Workplace Services 2024 Vendor Assessment
  - European SAP Modernization Services 2024 Vendor Assessment
  - Worldwide SAP Implementation Services 2025 Vendor Assessment
  - Worldwide IIoT Engineering and Managed Services
  - Worldwide IIoT Consulting and Integration Services
- Infosys BPM won the Avasant **Digital Masters Award** 2024 in the Business Process Transformation category
- Infosys BPM recognized as a **leader** in the Lending Services PEAK Matrix® Assessment 2024 by Everest Group
- Featured by Constellation Research in –
  - Metaverse Design and Services
  - Custom Software Development Services
  - Digital Transformation Services (DTX): Global
  - Customer Experience (CX) Operations Services: Global
  - Customer Experience (CX) Design & Execution Services: Global
  - Cybersecurity Services
  - Innovation Services and Engineering
  - Microsoft End-to-End Service Providers
  - QA Tools for NextGen Apps
- Recognized as a leader by Avasant in –
  - Cybersecurity Services 2024 Radarview™
  - Multisourcing Service Integration 2023–2024 Radarview™
- Positioned as a leader in The Forrester Wave™ for –
  - Continuous Automation And Testing Services, Q2 2024
  - Infrastructure Outsourcing Services, Q4 2024
  - Modern Application Development Services, Q1 2025
- Positioned as a leader in HFS Horizons for –
  - The Best Service Providers for Core Banking Modernization
  - IoT Service Providers, 2024
  - Sustainability Services, 2024
  - Salesforce Services, 2025
  - Generative Enterprise Services, 2025
- Recognized as a leader by ISG Provider Lens™ study in –
  - SAP Ecosystem 2024 in US, Germany, and Global
  - Salesforce Ecosystem Partners 2024 in US
  - Mainframe Services 2025 in US, Europe, and US Public Services
- Rated as a leader by Everest Group in –
  - Capital Markets IT Services PEAK Matrix® Assessment 2024
  - Global In-house Center (GIC) Setup Capabilities in India – Provider PEAK Matrix® Assessment 2024
  - Digital Transformation Consulting Services PEAK Matrix® Assessment 2024 – North America
  - Salesforce Services PEAK Matrix® Assessment 2024
  - Open Banking IT Services PEAK Matrix® Assessment 2024
  - Private Equity IT Services PEAK Matrix® Assessment 2024

  - Life & Annuity (L&A) Insurance IT Services PEAK Matrix® Assessment 2024
  - Digital Commerce Services PEAK Matrix® Assessment 2024
  - Digital Workplace Services PEAK Matrix® Assessment 2024 – Europe
  - Digital Workplace Services PEAK Matrix® Assessment 2024 – North America
  - Focus on Appian - Low-code Application Development Services PEAK Matrix® Assessment 2024
  - Focus on OutSystems - Low-code Application Development Services PEAK Matrix® Assessment 2024
  - Focus on Microsoft Power Apps - Low-code Application Development Services PEAK Matrix® Assessment 2024
  - Custom Application Development Services PEAK Matrix® Assessment 2025
  - Application Management Services PEAK Matrix® Assessment 2025
  - SAP Business Application Services PEAK Matrix® Assessment 2025
- Rated as a leader by NelsonHall in –
  - Learning Platforms NEAT 2024
  - Quality Engineering NEAT 2024
  - Cognitive & Self-Healing IT Infrastructure Management Solutions 2025
- Infosys BPM recognized as a leader in ISG Provider Lens™ study in -
  - Global Financing & Accounting Outsourcing Services Study (P2P, O2C, R2R and FP&A)
  - Quadrant Study on Procurement Services 2024
- Recognized as a **Market Maker** in CapioIT Salesforce SI and Solutions Providers Ecosystem Capture Share Report, 2024
- Recognized as a **leader in** CapioIT APAC Salesforce SI and Solutions Providers Ecosystem Capture Share Report, 2025
- Infosys BPM won the **'Outsourcing Impact Champion'** award at the Outsourcing Impact Review (OIR) 2024 for 'Project Genesis'
- Infosys BPM ranked as **Innovators** in Avasant Digital Masters Business Process Transformation Radarview™

Industries

- Infosys positioned as a leader in IDC MarketScape for –
  - Worldwide Distributed Energy Resource Management Systems Service Providers 2024 Vendor Assessment
  - Worldwide Consulting and Digital Services Providers for the Upstream Oil and Gas Industry 2024 Vendor Assessment
  - Worldwide Consulting and Digital Services Providers for the Downstream Oil and Gas Industry 2024 Vendor Assessment
  - Worldwide Life Science R&D ITO Services 2024
  - Worldwide Smart Insurance Producer Management Applications
  - Worldwide Service Providers for Utilities Customer Operations 2024 Vendor Assessment
  - FinTech 2024 Rankings
- Positioned as a leader in HFS Horizons for –
  - Healthcare Payer Services 2024
  - The Best Service Providers for Commercial Banks, 2025
  - Telecom Service Providers, 2025
- Recognized as a leader by ISG Provider Lens™ study in –
  - Oil & Gas Industry - Services and Solutions 2024 in Europe and North America
  - Healthcare Digital Services 2024 in US
  - Insurance Services 2024 in North America, ANZ, and Europe
  - Telecom, Media & Entertainment Industry Services 2024 in EMEA
  - Manufacturing Industry Services 2024 in North America and Europe
  - Power & Utilities Services 2024 in North America, Europe, and APAC
  - Sustainability and ESG 2024 study in Australia, US and Europe
- Rated as a leader by Everest Group in –
  - Healthcare Industry Cloud Services PEAK Matrix® Assessment 2024
- Rated as a leader by NelsonHall in –
  - Wealth & Asset Management 2024
  - Core Banking Services 2025
- Recognized as a leader by Avasant in –
  - Manufacturing Digital Services 2024 Radarview™
- Infosys Finacle won the 'Innovation in Offering Award with RCBC DiskarTech' and the 'Customer & Program Impact Award with IndusInd Bank' at the IBSi Digital Banking Awards 2024
- Infosys Finacle won Excellence in Corporate Digital Banking with Zand Bank at the Finnovex Awards Middle East 2024
- Infosys Finacle won 2 industry awards at Finnovex Awards Southern Africa 2024: 'Excellence in Customer Experience with Standard Bank', 'Excellence in Payment Solutions for Finacle Payments'
- MEA Finance Banking Technology Awards 2024: Best Composable Banking Transformation – Emirates NBD and Infosys Finacle

- Infosys Finacle received the Technology & Innovation Award under the Best Solution for Trade & Supply Chain category at the TMI Awards for Innovation & Excellence – 2024
- Infosys Finacle alongside its clients Newcastle Permanent (NP), Union Bank of Philippines, and Axis Bank received recognition at the Retail Banker International Asia Trailblazer Awards 2025 for Best Partnership for Customer Experience (with NP), Best Open Banking Initiative (with Union Bank of Philippines), and Best Strategic Partnership (with Axis Bank)
- Infosys Finacle alongside its clients Zand Bank, Emirates NBD, Union Bank of Philippines, and Arab National Bank received recognition at the Global Business Magazine Winners 2025 for Best Digital-First Bank UAE 2025 (Zand Bank), Best Cloud-Based Core Banking Implementation Saudi Arabia 2025 (Emirates NBD), Best Customer Experience Innovation Philippines 2025 (Union Bank of Philippines), and Outstanding Digital Banking Transformation Saudi Arabia 2025 (Arab National Bank)
- Infosys BPM recognized as a leader in 2024 Gartner Magic Quadrant for Finance and Accounting Business Process Outsourcing
- Infosys Finacle recognized as a leader in the 2025 Gartner Magic Quadrant for Retail Core Banking Systems, Europe
- Infosys Finacle positioned as a leader in the IDC MarketScape: Worldwide Cash Management Systems 2024 Vendor Assessment; Worldwide Integrated Bank Payment Systems 2024 Vendor Assessment; North America Digital Core Banking Platforms 2024 Vendor Assessment; Europe, Middle East, and Africa Digital Core Banking Platforms 2024 Vendor Assessment; Asia/Pacific Digital Core Banking Platforms 2024 Vendor Assessment
- Infosys BPM recognized as a leader in the IDC MarketScape: Worldwide Enterprise Analytics and AI Business Process Services for Finance and Accounting 2024 Vendor Assessment
- Infosys McCamish ranked as a leader in ISG Provider Lens™ Insurance Platform Solutions study in North America
- Infosys BPM recognized as a leader in the Finance & Accounting Outsourcing (FAO) PEAK Matrix® Assessment 2024 by Everest Group
- Infosys Finacle has been positioned as a leader in the Wealth Management Products PEAK Matrix® Assessment 2024 Report by Everest Group
- Infosys Finacle has been positioned as a leader in the Consumer Loan Origination Systems (LOS) – Products PEAK Matrix® Assessment 2024 Report by Everest Group

Ecosystem

- Infosys won the **SAP LeanIX Growth Partner of the Year** Award at the SAP Transformation Excellence Summit
- Won **Google Cloud Partner of the Year** Award for the Fourth Consecutive Year
- Won AWS 2024 **Sustainability Partner of the Year** – APJ


Digital
Revolution
Awards
2024
Winner

- Infosys-Fluido won **'Best Salesforce Partner to Work For'** at the 2024 Digital Revolution Awards

- **Won the 2024 Oracle -**
  - Global Services Partner (Apps) Award for Innovation
- **Solution Innovation Award: Optimizing Customer Experience**
  - Customer Success Award: Innovative Cloud Deployment
  - Applications/SaaS Continental Europe Innovation Partner Award
  - Applications/SaaS Continental Europe Customer Success Partner Award
- **Infosys Topaz won -**
  - 'Disruption Partner of the Year' at Databricks Data AI Summit 2024
  - 'Services Partner of the Year 2024' for 'Snowflake Retail and Consumer Goods Data Cloud' category at Snowflake Data Cloud Summit 2024
  - 'Innovative Partner of the Year 2024' award at Collibra Excellence Awards 2024
  - NASSCOM AI Gamechangers Awards 2023-24 for Manufacturing

For more awards and recognition, visit https://www.infosys.com/about/awards.html

Our business context


#INFY4DECADES

Technology continues to transform businesses in every industry around the world in a profound and fundamental way. In fiscal 2025, AI, including agentic AI, generative AI, 5G, Low Code No Code and quantum computing shaped the future of industries. From new AI architectures like small language models and multi-agents to precision manufacturing, this year, we are tackling some of the hardest challenges across industries by building strong data foundations with robust cloud capabilities. Responsible business approaches, including embracing Environmental, Social and Governance (ESG), continue to gain traction. We continued to witness businesses attempting to reimagine their cost structures, increase business resilience and agility, personalize experiences for customers and employees, and launch new and disruptive products and services. Enterprises are leveraging AI to extend the value of existing investments and, in parallel, transform and future-proof their business. The need for professionals who are highly skilled in both traditional and digital technology areas is driving businesses to build strategic technology and IT partnerships to realize their transformation journeys.

We see AI across industries fine-tune the necessities of specialized domains and tasks. Firms globally are racing to support AI agents and we are on the path to enabling them. Agents are expected to drive the next wave of monetization of AI. Central to this shift of AI agents is the agenda to build intelligent systems that are capable of doing tasks with multiple steps, autonomous interactions with tools and data and automating business workflows.

The future of the technology industry continues to be shaped by the following trends:

- Focus on enterprise AI capabilities
- Demand for IT services with growth pockets emerging in areas like cloud, cybersecurity, IoT and immersive technologies.
- Focus on cost takeouts to deal with the uncertain global environment.
- Increase in enterprise spending on hybrid, multi-cloud / AI-led transformation.
- Intense competition for talent as enterprises embrace new ways of working amid scarcity of niche digital skills.
- Continued focus on ESG as a strategic theme for all enterprise stakeholders.

Intense competition marks the delivery of traditional services in a rapidly changing marketplace, especially with the emergence of new players in niche technology areas. Infosys' industry expertise, end-to-end service capability and digital solutions, ability to scale, established platforms, superior quality and process execution, distributed agile global delivery model, experienced management team, talented professionals and track record are often cited as clear differentiators.

Our solutions are classified as digital and core.

Digital

Experience	Accelerate
Insight	Assure
Innovate	

Infosys Cobalt is a set of services, solutions, and platforms for enterprises to accelerate their cloud journey.

Infosys Topaz is an AI-first offering to accelerate business value for global enterprises using generative AI.

Infosys Aster is an AI-amplified marketing suite that delivers engaging brand experiences, enhanced marketing efficiency, and accelerated business growth.

Core

Application management services	Infrastructure management services
Proprietary application development services	Traditional enterprise application implementation
Independent validation solutions	Support and integration services
Product engineering and management	Business process management

Digital accelerators

Infosys Metaverse Foundry eases and fast-tracks enterprises' exploration of the metaverse, including virtual and augmented environments, for their customers, workplace, products and operations.

Infosys Center for Emerging Technology Solutions focuses on incubation of NextGen services and offerings by identifying and building technology capabilities to accelerate innovation.

Key products and platforms

Infosys Finacle, Infosys McCamish, Panaya, Infosys Meridian, Stater, Infosys Equinox, Infosys Helix, Wingspan, EdgeVerve, Infosys Cyber Next, Infosys Applied AI, Infosys Live Enterprise Application Suite, Infosys Cortex

Strategy

The way we navigate your next, every different next that you're pursuing, is to view it holistically across capabilities, focus areas and desired outcomes.

We offer four distinct learnings and advantages to our clients.

First, we empower businesses with agile digital at scale. We do this by bringing together new technologies, the swiftness of agile delivery and our global delivery model to create new enterprise-wide capability that delivers unprecedented levels of business performance and customer delight.

Secondly, we enable enterprises with an AI-powered core. We build a deeply automated foundation that serves up vital insights to prioritize the execution of change. And we do this by not wishing away, but harnessing and energizing the core.

Third, our always-on learning agenda drives continuous improvement for them. We build and transfer digital skills, expertise and ideas from our innovation ecosystem to help them transition to new agile ways of working.

Lastly, we further complement this with the advantages of our expanded localization in the form of in-market state-of-the-art training facilities and innovation hubs that give our clients the benefit of proximity in co-creation.

We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle the current market conditions. Over the last few years, we have executed on this strategy and generated significant outcomes.

Scale agile digital

Our digital transformation is today enhanced with AI. We have reimagined ourselves to be an AI-first organization. We are rated as a leader in 58 digital offerings.

We are seeing growing demand from clients to partner with them as they prepare their enterprises for success in the AI era, where they are moving from a use-case-based approach to an agentic AI-led transformational approach.

We have successfully delivered over 400 generative AI projects by bringing Infosys Topaz, our generative and agentic AI-powered services and solutions. Our AI work spans a wide spectrum of priority areas like process improvement, engineering, customer service, cybersecurity, and employee productivity. We have built four small language models for banking, IT operations, cyber and enterprises broadly.

Energize the core

In fiscal 2025, we won a total contract value of over US$11.6 billion in large deals, continuing to demonstrate our capabilities and competitiveness in executing complex transformations. Our capabilities support our clients in their growth areas related to AI, cloud, and digital and their efficiency areas related to automation, cost reduction, and consolidation. While we witness a strong deal momentum, we have also enhanced our GCC capabilities across consult, sell, build and deliver.

Reskill our people

Continuous learning and reskilling have always been integral to our operating model. We operate our reskilling program with the twin objectives of fulfilling demand for digital skills in client projects and enriching the expertise of our global workforce in next-generation technologies and methodologies. We invested in and scaled our digital reskilling program globally to include the latest generative AI courses. Over 2,70,000 of our employees today are AI-aware. Our platforms are also enhanced with generative AI aspects.

Expand localization

Aiming to create differentiated talent pools and ecosystems in our markets, we made significant investments in expanding our local workforce in the US, UK, Europe, Japan, China, Canada and Australia.

Looking ahead, and to continue staying relevant to the emerging needs of our clients, we prioritize:

- Our journey of being AI-first and our customers' navigation to AI;
- Agentic AI is now at the forefront of most of our client conversations, and we are seeing a strong business case to drive efficiency and improve customer experience. Through our Infosys Agentic Foundry, we have developed hundreds of agents across various industries. Multiple agentic projects went live, showing strong Returns on Investments in terms of cost as well as business benefits.
- Continuing to scale our cloud capabilities, especially in cloud advisory, data on cloud, cloud security, SaaS, PaaS, IaaS and private cloud;
- Expanding capabilities in key digital technology areas such as AI, product engineering, cybersecurity and human experience;
- Strengthening our employee value proposition for the newer contexts of work and workplace;
- Running our operations in a cost effective and agile manner with a comprehensive plan for margin expansion;
- Delivering on our ESG commitments, while also enabling our clients to realize their sustainability goals.

Value creation model

Inputs

Financial Capital

- **₹95,818 cr** Net assets
- **₹47,549 cr** Consolidated cash and investments

Intellectual Capital

- **2,70,000+** AI Aware employees
- **200+** Industry-leading products, solutions and platforms powering Infosys Cobalt and Topaz offerings
- **370+** Startups in our innovation ecosystem

Human Capital

- **3,23,578** Total no. of employees
- **71.35** Annual average training hours per employee
- **₹2,066 cr** Investments in employee well-being

Natural and Manufactured Capital

- **29.7 mn sq. ft.** Highest rated green buildings
- **77.7%** Share of renewables in our India operations
- Holistic approach to decarbonizing the value chain

Social and Relationship Capital

- **₹628 cr** Global CSR spends
- **1,869** Total no. of active clients
- **25** No. of nearshore / tier-2 locations
- **9** No. of carbon offset projects

Process and Strategy

Client offerings

- Digital
- Products
- Platforms
- Core solutions



Strategy
Scale agile digital
Expand localization
Energize the core
Reskill our people
Environment
Social
Governance
Our people and the strong culture of innovation

Go-to-market business units

- Hi-Tech
- Manufacturing
- Life Sciences and Healthcare
- Financial Services and Insurance
- Energy, Utilities, Resources and Services
- Communications, Telecom OEM and Media
- Retail, Consumer Packaged Goods and Logistics
- Public Services
- Others including segments of businesses in India, Japan and China

Outputs / Outcomes

Financial Capital

Outputs

- **4.2%** Constant currency revenue growth
- **8.3%** Earnings per share growth[(1)]
- **29.0%** Return on equity
- **44.8%** Free cash flow growth

Outcomes

- Profitable growth
- Sustained / long-term cash flow

Intellectual Capital

Outputs

- **58** Digital leader ratings
- **#1** Rating in AI
- **543** Artifacts published by the Infosys Knowledge Institute (IKI)
- **35** Reports published by IKI
- **823** Patents in the portfolio (granted / pending)

Outcomes

- Diversified portfolio of solutions across industry segments
- Innovation partner to clients
- Partner of choice for social and environmental solutions for the community

Human Capital

Outputs

- **15,288** Fresh graduates hired globally
- **1,26,332** Women in the workforce (39.0%)
- **156** Nationalities in the workforce

Outcomes

- Infosys has been recognized as a Global Top Employer for the fourth consecutive year by the Top Employers Institute.
- Best-in-class employee experience and learning
- Safe and inclusive workplaces

Natural and Manufactured Capital

Outputs

- **6th year** Carbon neutral
- **71%** Reduction in scope 1 and 2 emissions over the BAU scenario
- **ASSURE** Transforming India's building sector

Outcomes

- FICCI award for leadership in sustainability
- Productive, safe and healthy workplaces for employees
- Environmental stewardship beyond our boundary

Social and Relationship Capital

Outputs

- **13.3 mn** People enabled in digital skills
- **365** New client accounts
- **72,205** Employees in nearshore / tier-2 locations
- **2,72,000+** Rural families continue to benefit from our carbon offset projects

Outcomes

- Positive impact on the communities in which we operate
- Trusted partner of choice for all stakeholder groups

Stakeholders

- Investors
- Clients
- Employees
- Suppliers
- Communities
- Government / Regulators

(1) EPS increase post normalization of income tax refunds

Financial Capital

Material topics

- Scale agile digital & Energize the core
- Shareholder returns
- High returns on equity

UN SDG mapping



Performance highlights

Revenue growth
6.1%

Operating margin
21.1%

Return on equity
29.0%

Dividend per share growth [1]
13.2%

Free cash flow growth [2]
44.8%

CRISIL Rating
AAA

Robust working capital
₹54,249 cr

(1) Dividend excludes special dividend of ₹8.00 per share declared in line with the Capital Allocation Policy for financial year 2024.

(2) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.

We obtain our Financial Capital through the funds generated from our business operations and financing activities. Our strong performance on the back of meticulous execution over the years, as reflected in the combination of high growth, strong cash generation and profitability, has led to building a strong, debt-free, and liquid Balance Sheet. Our focus is on ensuring a sustainable and profitable financial position. Our stakeholders expect us to deliver long-term growth riding on a solid strategy and prudent business decisions. Our shareholders are looking for good returns on their investment and steady capital returns.

"Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback / special dividends, subject to applicable laws and requisite approvals, if any."

The Company expects to progressively increase its annual dividend per share (excluding special dividend if, any).

Managing financial capital

Infosys has a high cash-generating business with access to capital markets across the world. Our strong credit rating allows us to raise debt at competitive rates in the future, if needed. The primary source of funds is cash from operations and income from short and long-term investments, among others.

Our primary sources of liquidity are cash and cash equivalents and the cash flow generated from our operations. We continue to remain debt-free, and we maintain adequate cash to meet our operational and strategic requirements, and unforeseen events while also earning sufficient returns.

Our consolidated cash and investments include deposits in banks, investments in liquid mutual funds, fixed maturity plan securities, commercial paper, quoted bonds issued by government and semi-government organizations, non-convertible debentures and CDs or certificates of deposits – all such instruments issued by eligible financial institutions with high credit ratings guided by our treasury policy.

We also build financial assets and create financial value by investing in the startup ecosystem. These investments enable us to access innovation, which together with our services and solutions, deliver benefits to our clients. Most often, our investments comprise minority equity positions in startup organizations and / or venture capital funds.

Market capitalization


In ₹ crore
5,92,394
6,21,821
6,52,332
2023
2024
2025

Revenue growth


In %
20.7
4.7
6.1
2023
2024
2025

Basic earnings per share


In ₹
57.63
63.39
64.50
2023
2024
2025

Free cash flows


In ₹ crore
20,443
23,865
34,549
2023
2024
2025

Return on equity


In %
31.2
32.1
29.0
2023
2024
2025

Dividend per share


In ₹
34.0
38.0(1)
43.0
2023
2024
2025

(1) Dividend excludes special dividend of ₹8.00 per share

Shareholder value creation

We constantly endeavor to fulfill the expectations of our investors through responsible business decisions and governance. Integrity and transparency are top priorities in our relationship with our investors.

We are privileged to share a strong relationship with investors based on a deep understanding of their expectations and our commitment to creating value for them. Infosys aims to deliver superior revenue growth and operating margins through prudent financial management and sound corporate governance – resulting in share value appreciation, leading to sustained value creation for investors. We maintain transparency in our disclosures and frequent communication with investors through channels such as quarterly post-result calls, analyst meets, the Annual General Meeting, and regular one-to-one and group interactions.

Distribution of value created through Capital Allocation Policy

The Company has returned approximately ₹88,400 crore, which is 85% of the cumulative free cash flow for fiscals 2020-2024 through dividends and buybacks, in line with the Capital Allocation Policy.

"Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback / special dividends, subject to applicable laws and requisite approvals, if any." Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any). Details of our Capital Allocation Policy are available at https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf.

Delivering value through business strategy

Our market-oriented four-pronged strategy enables us to invest in expanding our global digital footprint. This helps Infosys to be recognized as a partner of choice for digital transformation and also increases our potential to attract larger Total Contract Value (TCV) deals and clients. This enhances our ability to generate industry-leading growth and profitability, thus generating shareholder value.

Delivering value

Human Capital

Material topics

- Employee Value Proposition
- Employee health and wellness
- Nurturing workplace inclusivity
- Energizing local communities

UN SDG mapping

Our employees are our most important assets. We are committed to hiring and retaining the best talent and being among the industry's leading employers. For this, we focus on promoting a collaborative, transparent and participative organizational culture, and rewarding merit and sustained high performance. Our human resources management focuses on allowing our employees to develop their skills, grow in their careers and navigate their next. Infosys remains committed to nurture an inclusive workplace for our diverse talent.

We strive to create a world-class employee experience, focusing on Experience by Design – designing consistent best-in-class policies, processes, programs and systems, keeping employees at the core of whatever we do.

Performance highlights

Employees globally

3,23,578

Nationalities in the workforce

156

AI aware employees

2,70,000+

Employees have voluntarily disclosed their disability

1,095

Employee satisfaction score

77%

Fresh graduates hired globally

15,288

The Infosys Way of Life

At Infosys, our culture is the heartbeat of our organization. It is not just about what we do, but why we exist. Over the past 40 years, our values, excellence, collaboration, and most importantly, our people have molded our unique culture. In turn, our culture has become a way of life that inspires and enables our employees to find purpose, make an indelible impact, and shape our collective future. We call it the Infosys Way of Life.

Care: We prioritize creating a culture centered on caring for our employees, addressing their overall needs, and fostering an environment where empathy prevails.

Collaboration: We come together as One Infosys, leveraging the full spectrum of our capabilities and collective strength to navigate our next steps.

C-LIFE: Our guiding principles – Client value, Leadership by example, Integrity and transparency, Fairness and Excellence – are deeply embedded in our behavior and permeate everything we do, upheld by each one of us.

Inclusivity: We are committed to building and sustaining an inclusive and equal opportunity workplace, with a vision of taking everyone forward.

Learning: We enable our people to grow professionally and enrich their skills for the future, leveraging Lex, our online learning platform. The Career Canvas consolidates multiple career avenues – internal job postings, projects, and Bridge programs – into one view, helping employees identify next-role possibilities, assess skill gaps, and receive personalized learning recommendations.

Read more in our ESG Report 2025

Nurturing workplace inclusivity

At Infosys, we believe diversity is not just a value — it is a strategic advantage. A diverse workforce brings richer perspectives, fuels creativity, strengthens problem-solving, and drives deeper connection with global markets. Infosys conducts cross-cultural collaboration workshops to cement inclusion. Diversity drives innovation and innovation drives Infosys.

As part of our ESG Vision 2030, we aim to achieve 45% female representation in our workforce by 2030. In fiscal 2025, we had ~1,25,000 women, making up about 39% of the total workforce.

Employee Value Proposition

Our Employee Value Proposition inspires our people to build what's next for themselves, their teams and their clients. It also ensures that our employees continuously learn and grow in their career, while also creating opportunities for every employee to navigate further. These efforts have resulted in faster growth, broader career options, increased talent mobility and sharper compensation differentiation.

Employee health and wellness

Infosys' Health Assessment and Lifestyle Enrichment (HALE) program is a non-monetary employee benefit and has been recognized as the best internal brand with great recall and participation. Our wellness philosophy stands on four pillars – physical, emotional, social well-being and safety.

Our employee well-being rates reached an all-time high of 91% among employees across locations.

Infosys internship program

InStep, Infosys' flagship global internship program, has 200+ partner institutions in over 50 countries, more than 3,300 alumni members and interns from over 50 nationalities. InStep has been ranked as the World's #1 Internship Program, five times in a row by Vault Firsthand, a prestigious career intelligence platform. InStep has been instrumental in building strong academic partnerships for Infosys with premier global institutions, generating numerous patents and publications, along with contributing to the overall localization efforts.

Localization

We established innovation hubs, nearshore centers and digital design studios across geographies. In fiscal 2025, we recruited 94% of our employees locally in our markets. Our hybrid work model, centered on our people and their comfort, offers the flexibility of working from home and office, at locations closest to their homes. As part of this strategy, we have set up offices in Ahmedabad, Guwahati, Kolkata, Visakhapatnam, Noida, Hubballi, Indore, Navi Mumbai, Nagpur and Coimbatore in India over the last few years.

Leveraging AI to improve employee experience

At Infosys, we recognize that every employee is unique and so should be their journey in the organization. Our AI-powered recruitment capabilities streamline candidate screening, dynamically match talent with open roles, and enable intelligent interview scheduling. Innovations like facial recognition and compliance-driven checks enhance security and integrity in the hiring process. We have also introduced intelligent job recommendation features on our career platforms, helping candidates discover relevant opportunities based on their unique skills and experience.

For new joiners, onboarding initiatives such as Infosys Immerse in the metaverse, AI-powered assistants, and smart identity verification tools are shaping seamless and engaging entry experiences. For managers and leaders, AI tools enable intuitive access to data, proactive nudges, and insights that support informed and empathetic decision-making. Our AI-driven Pulse analysis also empowers continuous listening, helping us identify employee sentiment and act early to enhance well-being and engagement.

In learning and development, we are deploying generative AI to deliver personalized learning paths, simulate real-world scenarios, and assist in content creation. AI companions on our learning platform Lex, such as Zoiee and SynthAIz, provide intelligent tutoring, summarization, and contextual learning support. These innovations ensure every employee receives guidance aligned to their goals, skill levels, and preferred learning styles. From automated offboarding to retention analysis, AI also supports thoughtful transitions while maintaining a human touch. Our vision is clear: To responsibly use AI not as a replacement, but as a powerful enabler that enhances personalization, improves operational agility, and helps to reinforce our commitment to a people-first, future-ready workplace.

Intellectual Capital

Material topics

- Innovation and Intellectual Property
- Products, platforms and solutions
- Responsible AI

UN SDG mapping

Performance highlights

Client living labs
100+

Patents (granted / pending)
823

Infosys Knowledge Institute assets
1,500+

Trademark for Infosys in India
"Well Known"

Rating for iCETS platforms by analysts
Industry leader

Accounted for 1,000+ client impressions by
370+ startups

Rating in AI
#1

Our Intellectual Capital is driven by agility, flexibility, and innovation. We are committed to working with experts, partners, academia, and other stakeholders to develop new products and services that meet the needs of our customers and communities. We are also focused on strengthening our Tech for Good solutions and providing an environment to incubate new businesses and scale startup-led offerings.

With iCETS, living labs, Infosys Innovation Network and Infosys Business Incubator, we have a broad portfolio of offerings across industry segments, while the Infosys Prize and Aarohan Social Innovation Awards provide a platform for innovators and social entrepreneurs, respectively.

Infosys | Center for Emerging Technology Solutions

Infosys Center for Emerging Technology Solutions (iCETS)

iCETS is the emerging technology solution incubation partner for Infosys' clients and units. It provides next-generation platforms and innovation-as-a-service to help future-proof enterprise businesses, leveraging New Emerging and eXploratory Technologies (NEXT). There are four distinct dimensions across which iCETS delivers innovation:

InspireNext: A set of capabilities and offerings designed to help discover new possibilities of doing business.

ServiceNext: Leverages newly-developed capabilities and Intellectual Property (IP) to differentiate our service offerings or create new offerings for our clients.

ConnectNext: Brings together innovations from an external ecosystem of hyperscalers, startups and universities.

IncubateNext: Provides our clients with rapid and agile innovation capabilities.

We have also established Applied Research Centers (ARC) that focus on technological and trends research across diverse domains such as Applied AI, New Interaction Models, Autonomous Machines, Advanced Cybersecurity and other emerging technology areas.

Living labs

We collaborate with our clients to enable rapid prototyping, incubating and piloting of innovative solutions, both through client and Infosys living labs. With over 100+ client living labs, Infosys has helped our clients explore and develop art-of-the-possible emerging technology solutions.

Infosys Innovation Network (IIN)

IIN is a well-orchestrated partnership of select startups, universities, hyperscalers and Infosys to incubate and bring the best of emerging tech innovations from across the globe. Today, IIN boasts of 370+ startups, which have had over 1,000+ client impressions. Over the past 12 months, we've engaged with numerous startups, universities, corporate ventures and hyperscalers across geographies like the US, EU, and India, in spaces like gen AI, AI and data, fintech, cloud, cybersecurity, InsurTech, and more.

Infosys Business Incubator (IBI)

IBI is designed to create and scale entrepreneurship capabilities within Infosys. The primary goal of IBI is to create next-generation micro platform and micro serviceline-led businesses for Infosys. The incubator curates new cohorts of businesses each year, creating a flywheel of innovation for Infosys and our clients. To create and sustain entrepreneurial skills and capacity, and nurture talent, we have launched the Business Incubator Club.

Infosys Knowledge Institute (IKI)

IKI is the business research and thought leadership arm of Infosys. IKI harnesses the intellectual capital of Infosys' experts and client collaborations to produce novel, distinctive content and insights on the business impact that technology can drive for enterprises. IKI also develops proprietary data and insights through primary research, including large-scale surveys and quantitative analysis. These are published through its flagship Radar maturity reports, the annual Tech Navigator report and ongoing Tech Compass tech trends series, and industry-focused market outlooks and executive journals. IKI has collaborated with 800 clients and created over 1,500 assets since inception. For more information, visit https://infosys.com/iki.

Product innovation

EdgeVerve Systems Limited, a wholly-owned subsidiary of Infosys, is a premier developer of Enterprise Transformation Platforms that empower clients to unlock limitless possibilities in their AI-led digital transformation journey.

EdgeVerve AI Next: The unified AI platform is designed to harness the power of generative AI and the transformative potential of agentic AI. It eliminates silos across people, processes, data, and technology – driving business transformation and enabling enterprises to scale applied AI seamlessly. By combining AI-driven insights, cloud-native architecture, and cutting-edge automation, we provide flexible, scalable solutions that empower organizations to adapt and thrive in an ever-changing digital landscape, minimizing disruptions while enhancing agility and scalability. From global business services and enterprise transformation to supply chain optimization, EdgeVerve AI Next is a catalyst for profound business transformation.

With a strong entrepreneurial culture, EdgeVerve continues to innovate and drive impact across industries, including financial services, insurance, retail, consumer goods and life sciences. Read more at https://www.edgeverve.com/ai-next.

IP, patents and trademarks

Infosys actively innovates and develops platforms, products and tools that constitute its collection of IP assets. These assets, which are available on the Infosys Marketplace, are used to differentiate ourselves in the market or as productivity-enhancing tools. We have 823 patents (granted / pending) in the portfolio. Over 866 trademarks registered (or pending) across 51 countries underscore the strength of our brand.

"Well Known": Infosys is regarded by Indian authorities as being a "Well Known" trademark. This gives us legal rights across sectors.

Most valuable brand: Infosys leads the industry with the fastest growing CAGR in brand value of 18% over five years and maintains leadership as a global Top 3 IT services brand.

#1 rating in AI

We have been identified as a global leader in nine AI rankings by various industry analysts. We have successfully delivered over 400 generative AI projects with Infosys Topaz, our generative and agentic AI-powered services and solutions. Our AI work spans a wide spectrum of priority areas like process improvement, engineering, customer service, cybersecurity, and employee productivity. We have built four small language models for banking, IT operations, cyber and enterprises broadly.

ESG solutions

We are deeply committed to empower our clients to take meaningful climate action through our innovative solutions. Leveraging the latest advancements in technology, we offer tailored consulting and comprehensive analytics to help our clients understand and mitigate their environmental impact. Our end-to-end partnership construct ensures that we provide holistic and integrated solutions, enabling clients to adopt sustainable practices seamlessly.

Delivering value
Natural Capital

Material topics

- Carbon neutrality
- Renewable energy
- Offsets for community development
- Advocacy for climate action
- Water stewardship
- Zero waste to landfill

UN SDG mapping



Performance highlights

Percentage of electricity for our India operations comes from renewable sources
77.7%

Carbon neutral for 6 years in a row

Highest-level green certified space
29.7 mn sq.ft.

Rural families benefited through carbon offsets program
2,72,000+

Wastewater recycled within our campuses
100%

CDP climate leadership
9 years

Decades before climate change emerged as a global boardroom priority, Infosys had recognized that natural capital is integral to long-term value creation. Our approach to managing environmental impact is holistic, scientific, and anchored in responsible growth. We have pledged to maintain carbon neutrality across Scope 1, 2, and 3 emissions. Our commitment goes beyond compliance – it is about leading by example and setting new standards in corporate climate responsibility.

We are now evolving from carbon neutrality to climate positivity – investing in regenerative practices, nature-based solutions, and green innovation to restore ecosystems and capture more carbon than we emit. Our commitment is not just to reduce harm, but to create lasting environmental value.

Our 3-pillar strategy to climate action

To operationalize our climate ambitions, we have built a robust strategy anchored on three pillars – energy efficiency, renewable energy, and carbon offsets.

1. Energy efficiency

A culture of conscious consumption

Infosys has been a pioneer in energy-efficient infrastructure. Our campuses are equipped with cutting-edge technologies, such as radiant cooling systems and intelligent building designs. Over the past 15 years, we have implemented one of the world's largest enterprise-level energy conservation programs, significantly reducing our energy intensity.

Today, we operate over 29.7 million sq.ft. of workspace certified to the highest levels of green building standards. This is not just about infrastructure – it's about cultivating a culture where efficiency and sustainability go hand in hand.

2. Renewable energy

Accelerating clean transition

We have installed over 60 MW of solar photovoltaic capacity through rooftop and ground-mounted systems. In addition to generating clean energy onsite, we procure renewable power through third-party power purchase agreements and green tariff mechanisms from utility providers.

This comprehensive approach enables us to avoid emissions while supporting the larger shift towards decarbonized energy systems.

3. Carbon offsets

Creating impact beyond the organization

We address unavoidable emissions through community-centric carbon offset programs. Our projects are verified by the Gold Standard for their social and environmental impact. These projects include clean cook stove programs in Rajasthan and the distribution of biogas units in Maharashtra and Karnataka.

To date, our carbon offset initiatives have benefited over 2,72,000 rural families and created more than 3,900 local jobs. We see these efforts not only as a way to meet our climate goals but also as an opportunity to uplift communities and improve lives.

Water stewardship: Conserving a vital resource

Water management has long been a cornerstone of our environmental strategy. As a signatory to the CEO Water Mandate, we are committed to minimizing water consumption and maximizing reuse. Our efforts continue to focus on improving water availability in the communities where we operate.

Our campuses recycle 100% of wastewater and have effective rainwater harvesting techniques for utilizing rainwater effectively. These initiatives, combined with demand side measures, have helped us minimize our water consumption and reduce dependency on external water sources. Our Bengaluru campus is certified water positive by CII based on NITI Aayog water neutrality guidelines.

Lake rejuvenation: Restoring ecosystems, supporting communities

We are extending our water stewardship efforts beyond our campuses through lake rejuvenation projects. Our goal is to increase water-holding capacity by over 10 billion liters over five years. Infosys is working with local partners to improve water availability in the communities in which Infosys operates. In two years, we have achieved an increase of 4.3 billion liters in water holding capacity through 11 lake rejuvenation projects across India.

Read more in our ESG Report 2025.

Waste management: Towards a circular economy

At Infosys, our waste strategy is grounded in the principles of reduction, recovery, and reuse. We are steadily advancing towards our goal of zero waste to landfills. Organic waste, which accounts for approximately 75% of our total waste, is treated entirely onsite through composting and recycling mechanisms.

Our progress is aligned with the TRUE zero waste certification framework, reflecting our commitment to transparency and best-in-class waste management. Three of our campuses have received TRUE certification for zero waste.

Biodiversity: Breathing life into our campuses

We are focused on strengthening our efforts to preserve biodiversity and improve green cover at all our campuses. Our Mangaluru campus biodiversity book was launched online recently. The book highlights endemic species of the Western Ghats and offers a practical blueprint for others aiming to undertake similar initiatives in preserving biodiversity. Through this effort, we hope to inspire corporates, urban planners, and communities to make biodiversity a central consideration in shaping the spaces we live in and use.

ASSURE

Infosys has long led the way in sustainable, high-performance buildings, and with ASSURE (Accelerating Sustainable Super-Efficient Real Estate), we are taking this impact to a national scale. Launched in partnership with the Indian Institute for Human Settlements (IIHS) on April 30, 2024, ASSURE is a multi-stakeholder platform that positions our campuses as living case studies, enabling the replication of climate-resilient, energy-efficient infrastructure. The initiative brings together global experts, policymakers, and industry leaders to shape a future where India's buildings are radically more sustainable. With a goal of demonstrating 100 million sq.ft. of super-efficient commercial real estate by 2030, ASSURE focuses on sectors with the highest energy and emission intensity. The ASSURE program will provide technical support to developers, skill and upskill 12,000 individuals, back 30 innovators, and advance performance measurement, policy, and financing mechanisms – all building on our own journey of saving over US$250 million through high-performance buildings.

Climate positivity: The next frontier

As we progress toward environmental stewardship, we are evolving from climate neutrality towards climate positivity – a paradigm where our actions go beyond neutralizing emissions to actively creating a net environmental benefit. Climate positivity includes investing in regenerative practices and green innovations that restore ecosystems, sequestering more carbon than we emit, and strengthening the planet's resilience. At Infosys, we see this as a natural extension of our long-standing sustainability ethos. By embedding climate-positive thinking into our operations, products, and community programs, we aim to redefine what corporate climate leadership looks like in the coming decades. It's not just about doing less harm, but about doing more good.

As we look to the future, we remain committed to being a catalyst for positive change, proving that sustainable development is not just possible – it is essential.

Delivering value
Manufactured Capital

Material topics

- Green buildings / infra / data center efficiency
- Workplace transformation
- Green IT

UN SDG mapping

Our Manufactured Capital includes our energy-efficient offices, data centers, innovation hubs, digital studios, and our technology infrastructure across the globe. Our infrastructure is modeled taking into consideration stakeholder expectations of our commitments towards climate change mitigation, judicious use of natural resources and preserving our environment.

With the highest-rated green buildings on our campuses and investments in collaborative tech infrastructure, we offer productive, safe, healthy and hybrid workplaces for our employees. We continue to push the boundaries and define new benchmarks in environmental sustainability.

Performance highlights

New building design EPI

65 kWh/sq.m./p.a.

Radiant cooling solution patented in Europe and India

Radiflux

Majority of internal IT applications moved to public cloud infrastructure

Office space monitored through Infosys command center

38.5 mn sq.ft.

Pushing the boundaries of energy efficiency

For a sustainable future, pushing the boundaries of energy efficiency in buildings is essential. Innovative design, advanced insulation, smart HVAC systems, and renewable energy integration are redefining possibilities. High-performance materials, passive solar techniques, and real-time energy monitoring reduce consumption and environmental impact. Net-zero and even energy-positive buildings are becoming viable goals. Emphasizing occupant comfort and health while minimizing resource use reflects a holistic approach to design. As technology evolves and awareness grows, we drive the ecosystem players – architects, engineers, and policymakers – to further stretch the limits of energy efficiency.

An integrated approach to design, implementation of innovative technologies, and continuous performance monitoring and optimization have resulted in office buildings with an estimated Energy Performance Index (EPI) of lower than 65 kWh/sq.m. per annum. Every aspect of a building – from insulation to high-performance glass and shading, efficient mechanical and electrical systems to high-efficiency equipment with variable speed, building management system to granular performance monitoring of individual equipment – has been thoroughly studied for improvement in every new building that we design and construct across Infosys.

The lush green campuses of Infosys, equipped with world-class infrastructure, provides a unique experience for our employees. With about 29.7 million sq.ft. of the highest level of green building certification, Infosys' leadership in high-performance buildings remains unrivaled. Our efforts include developing super-efficient new buildings, retrofitting existing buildings, a sharp focus on innovation and continuous monitoring to achieve the highest levels of efficiency. Infosys' building standards have set new global benchmarks.

Embodied carbon as an essential benchmark

As a key stakeholder in the built environment, we recognize the urgent need to address embodied carbon – the emissions associated with building materials and construction processes. While operational efficiency has advanced, embodied carbon remains a significant contributor to climate impact. Life Cycle Assessment (LCA) is a critical tool for understanding and reducing these emissions, guiding smarter material choices and sustainable design strategies. By integrating LCA early in the design process, we can make informed decisions that align with climate goals. Leadership today means not only building efficiently, but responsibly, reducing embodied carbon to shape a resilient, low-carbon future.

LCA has been an essential indicator for all our new buildings in fiscal 2025. The LCA of our office buildings have been estimated in the range of 650 – 900 kg CO2e/sq.m.

Green IT

InfosysIT has embedded sustainable practices across the life cycles of service design, operations, and disposal of IT assets.

Data center efficiency

InfosysIT has taken up data center modernization as a strategic initiative. Density-optimized hyperscale platforms, which provide cloud-scale agility and enable efficient resource use, have been deployed to deliver high-density server virtualization and consolidation across the enterprise. This initiative has delivered significant power savings. Subsequently, data center and server rooms across development centers were consolidated which resulted in a reduction of over 600 KW of electrical load in FY25.

InfosysIT continues to make focused investments in Data Center Infrastructure Management (DCIM) tools to get accurate visibility across the entire data center IT and Facility stack for continuous optimization and further consolidation.

Infrastructure as code

Infrastructure as code is a transformational initiative towards enabling continuous deployment, continuous integration, and touch-less management of the life cycle of infrastructure components. This methodology overcomes the traditional challenges such as growing scale of infrastructure, elastic demand, speed and consistency of deployment and interdependence between teams. This initiative delivered significant number of playbooks for automating platform-related processes across hybrid cloud.

AIOps-powered digital operations

InfosysIT has implemented an advanced AIOps platform equipped with a broad range of capabilities, including algorithmic noise reduction and context-aware notifications.

The digital operations suite delivers unified observability across both infrastructure and application layers, while also providing insights into capacity utilization and cost efficiency. It is designed to ingest and process large volumes of data from diverse sources within the IT ecosystem. Leveraging AI, machine learning (ML), and deep learning (DL) algorithms, the platform identifies opportunities for remediation and optimization, driving operational excellence.

Public cloud adoption

Majority of internal IT applications have been moved to public cloud infrastructure. All our employees have been enabled for cloud-based collaboration for messaging, presence, video, and other requirements. Additionally, cloud-based unified internet access and secure private access has enhanced hybrid work experience.

The shift to cloud has helped in optimizing the on-premises data center footprint and also to scale up the infra on demand and provision IT services seamlessly for all the new hires inducted into the organization.

Impactful workplace design

Infosys continued on its workplace transformation journey, to adapt to the hybrid future-ready scenario. The principles of Infosys workplace strategy are focused on productivity, social connect, use of tech, health and wellness, sustainability and design for all. These are being followed in all new workplace designs of Infosys.

The new workplace designs align space with purpose, empowering people and teams to perform their best. We believe as work continues to evolve, so must our environments, making reimagined workplace design a catalyst for culture, innovation and long-term resilience.

Read more in our ESG Report 2025.

Social and Relationship Capital

Material topics

- Client value
- Inclusive development
- Digital skilling

UN SDG mapping



Performance highlights

Infosys Prize winners since 2008

98

Lives empowered via Tech for Good programs

125 mn+

Learners enabled in digital skills

13.3 mn

Global CSR spends

₹628 cr

Beneficiaries of CSR projects in India

10 mn

Our Social and Relationship Capital guides us to bring the interests of our stakeholders to the fore. As enterprises focus on reshaping their businesses in the digital era, we are helping our clients drive transformation. Our social ambition focuses on serving the development of people by shaping a future with meaningful opportunities for all. We deliver on expectations of nurturing social innovations and enabling employability through skill training of communities.

Our global CSR efforts address challenges across education, skilling and livelihood training, healthcare, women empowerment, science and research, environmental sustainability and more.

Creating value for our customers

Digital transformation

We help our customers navigate their digital transformation journeys through our suite of services and solutions. Our digital architecture drives outcomes for enterprises across five areas – Experience, Insight, Innovate, Accelerate and Assure. Our experience of helping many clients through their digital transformation journeys has shown us that a Live Enterprise is one that is continuously investing in reinventing its operating model while reimagining customer transformations. Our clients count on our operating models to help navigate their next.

Details of our key customer services and solutions are available at https://www.infosys.com/industries/.

Client satisfaction

At Infosys, delivering value to our clients, is at the centre of everything we do. We conduct structured Annual Client Value and Quarterly Engagement surveys. These surveys are designed to enhance our understanding of our relationships with client organizations, prioritize areas for improvement, and remain attuned to their evolving needs. According to our latest annual client survey, the overall client experience remains robust and has improved over the last year. An impressive 90% of our clients expressed satisfaction with Infosys.

Our strong client relationships, extensive technical expertise, scalability and strong execution capabilities continue to serve us well. Clients now have heightened expectations for Infosys engagements to positively impact their business outcomes. AI-led solutions, particularly those focusing on automation and operational efficiency, are emerging as significant opportunities.

Client satisfaction: Trend of key outcomes


6.02
6.08
6.11
5.95
6.02
6.06
5.84
5.94
5.99
5.72
5.78
5.84
2024-25
Loyalty
Satisfaction
Advocacy
Business value

Community

Springboard

Our ambition to serve the development of people by shaping a future with meaningful opportunities for all sums up our work with the community. Technology serves as a catalyst in this. Infosys Springboard is Infosys' flagship digital learning platform that empowers people with skills to be successful in the 21st century. Till date, we have reached 9.2 million people including employees, client's workforce, students, teachers and communities with digital skilling initiatives.

Tech for Good

The SightConnect mobile app, built in partnership with the Infosys Foundation and LV Prasad Eye Institute, leverages AI to revolutionize eye care accessibility and accuracy. AI-powered features include intelligent triaging through multi-lingual eye-test questionnaire and visual acuity testing. As of fiscal 2025, SightConnect has onboarded 1,75,000 patients, promoting proactive eye health management and timely treatment.

Infosys Foundation

In fiscal 2025, Infosys Foundation initiated the Education For Employment program. Working with 20+ partners, we have enhanced employability skills of thousands of youth, many of them being placed in jobs matching their skills. Our interventions through Avanti Fellows that preps students for entrance tests, and STEM Stars Scholarship for girl students, have helped them pursue STEM careers. The Foundation's sports tie-ups with Prakash Padukone Badminton Academy and GoSports Foundation brought many international and national medals.

Our health interventions with Kasturba Gandhi Hospital in Chennai and Sri Satya Sai Sarla Memorial Hospital near Bengaluru continued to cater to underserved mothers and children with top-class equipment and care. We also helped Ramakrishna Mission hospitals across India with advanced medical equipment.

We are committed to helping rural artisans and artists hold on to their traditions and crafts for sustainable livelihoods. We collaborated with Bharatiya Vidya Bhavan for Kala Dhwani, a unique arts extravaganza where 800+ artists showcased 60+ art forms from five states.

As part of our responsibility towards the planet, we have rejuvenated lakes, restored stepwells and over 2,00,000 seed balls made by Infosys volunteers have germinated into 40,000+ saplings.

Read more in the Foundation's annual reports at https://www.infosys.com/infosys-foundation/about/reports.html.

Infosys Foundation USA

Infosys Foundation USA is committed to expanding access to computer science and maker education for K-12 students and educators across the USA, while equally working to digitally upskill all learners for 21st century technology-enabled opportunities. Through its programming, signature initiatives and the two digital learning platforms of Infosys Springboard USA, the Foundation reached 1.1 million students and over 10,000 educators in fiscal 2025, taking the total number of students reached to over 26 million and educators to over 1.5 million since its inception. Read more at https://www.infosys.org/infosys-foundation-usa/impact.html.

CSR in EMEA region

At the World Economic Forum (WEF) on January 21st, 2025, Infosys and Street Child hosted a panel to address Education in Emergencies. The discussion emphasized the critical role of education in providing stability and hope during crises, essential for children's well-being.

CSR in APAC region

Infosys Springboard reached over 40,000 active learners and recorded 14,000+ learning hours.

Infosys Science Foundation

The Infosys Science Foundation awards the Infosys Prize that endeavors to elevate the prestige of science and research in India. Since 2024, the prize is being awarded to researchers who are 40 years or below across six categories: Economics, Engineering & Computer Science, Humanities & Social Sciences, Life Sciences, Mathematical Sciences, and Physical Sciences. Each Prize carries a gold medal, a citation, and a purse of US$100,000. The work of the winners of the Infosys Prize 2024 included cutting edge research such as the discovery of time crystals, the proof of a 75-year-old math problem, and augmentation of human auditory sensing with artificial intelligence. Read more at https://www.infosysprize.org/about-isf.html.

Suppliers

Infosys' strategic initiative to accelerate decarbonization in its supply chain – focuses on key IT hardware manufacturing suppliers, prioritized by spend. This initiative is focused on securing detailed, forward-looking decarbonization roadmaps from these partners and enhancing supplier engagement on ESG.

Read more about our CSR efforts and suppliers in our ESG Report 2025.



STATUTORY REPORTS

Board's report

Dear Members,

The Board of Directors hereby submits the report of the business and operations of your Company ("the Company" or "Infosys"), along with the audited financial statements, for the financial year ended March 31, 2025. The consolidated performance of the Company and its subsidiaries has been referred to wherever required.

1. Results of our operations and state of affairs

(in ₹ crore, except per equity share data)

Particulars	Standalone			Consolidated		
	For the year ended March 31,		YoY growth (%)	For the year ended March 31,		YoY growth (%)
	2025	2024		2025	2024	
Revenue from operations	1,36,592	1,28,933	5.9	1,62,990	1,53,670	6.1
Other income, net*	4,782	7,417	(35.5)	3,600	4,711	(23.6)
Total income	1,41,374	1,36,350	3.7	1,66,590	1,58,381	5.2
Expenses						
Cost of sales	94,111	89,032	5.7	1,13,347	1,07,413	5.5
Selling and marketing expenses	6,282	5,668	10.8	7,588	6,973	8.8
General and administration expenses	5,319	5,420	(1.9)	7,631	7,537	1.2
Total expenses	1,05,712	1,00,120	5.6	1,28,566	1,21,923	5.4
Profit / loss before finance cost and tax expenses	35,662	36,230	(1.6)	38,024	36,458	4.3
Finance cost	221	277	(20.2)	416	470	(11.5)
Profit before tax	35,441	35,953	(1.4)	37,608	35,988	4.5
Profit before tax (% of revenue)	25.9	27.9		23.1	23.4	
Tax expense*	9,873	8,719	13.2	10,858	9,740	11.5
Profit after tax	25,568	27,234	(6.1)	26,750	26,248	1.9
Profit after tax (% of revenue)	18.7	21.1		16.4	17.1	
Total other comprehensive income / (loss), net of tax	105	287		459	520	
Total comprehensive income for the year attributable to the owners of the Company	25,673	27,521		27,209	26,754	
Profit attributable to owners of the Company	25,568	27,234		26,713	26,233	
Non-controlling interests	–	–		37	15	
Earnings per share (EPS)*						
Basic	61.58	65.62	(6.2)	64.50	63.39	1.8
Diluted	61.46	65.56	(6.3)	64.34	63.29	1.7

1 crore = 10 million

Notes:

The above figures are extracted from the audited standalone and consolidated financial statements of the Company as per the Indian Accounting Standards (Ind AS).

Equity shares are at par value of ₹5 per share.

* Includes interest income (pre-tax) of ₹327 crore and reversal of net tax provisions amounting to ₹101 crore for fiscal 2025 on account of orders received under Section 250 of the Income-tax Act, 1961, from the Income Tax authorities in India for certain assessment years. This has resulted in a positive impact on the Basic and Diluted EPS by ₹1.03 on standalone and consolidated basis, respectively, for the year ended March 31, 2025.

Included interest income (pre-tax) of ₹1,933 crore and reversal of net tax provisions amounting to ₹38 crore for fiscal 2024 on account of orders received under Sections 250 and 254 of the Income tax Act, 1961, from the Income Tax authorities in India for certain assessment years. This had resulted in a positive impact on the Basic and Diluted EPS by ₹4.75 and ₹4.76 on standalone and consolidated basis, respectively, for the year ended March 31, 2024.

Financial position

(in ₹ crore, except equity share data)

Particulars	Standalone		Consolidated	
	As at March 31,		As at March 31,	
	2025	2024	2025	2024
Net current assets	45,406	43,866	54,249	50,638
Property, plant and equipment (including capital work-in-progress)	10,848	11,090	12,592	12,663
Right-of-use assets	3,078	3,303	6,311	6,552
Goodwill and other intangible assets	211	211	12,872	8,700
Other non-current assets	33,631	29,394	20,029	20,467
Total assets	1,24,936	1,14,950	1,48,903	1,37,814
Non-current lease liabilities	2,694	3,088	5,772	6,400
Other non-current liabilities	3,148	3,600	4,078	4,159
Retained earnings – Opening balance	62,551	52,183	68,405	58,957
Add:				
Profit for the year	25,568	27,234	26,713	26,233
Transfer from Special Economic Zone Re-investment Reserve to retained earnings	2,999	824	2,999	867
Transfer from Special Economic Zone Re-investment Reserve on utilization	821	–	881	–
Less:				
Dividends	(20,345)	(14,733)	(20,295)	(14,692)
Transfer to legal reserve	–	–	(2)	(3)
Transfer to Special Economic Zone Re-investment Reserve	(74)	(2,957)	(74)	(2,957)
Retained earnings – Closing balance	71,520	62,551	78,627	68,405
Equity share capital	2,076	2,075	2,073	2,071
Other reserves and surplus [1]	13,608	16,527	12,116	15,092
Other comprehensive income	128	23	3,002	2,548
Non-controlling interest	–	–	385	345
Total equity	87,332	81,176	96,203	88,461
Total equity and liabilities	1,24,936	1,14,950	1,48,903	1,37,814

[1] Excluding retained earnings

Based on consolidated financial statements

Revenue distribution by geographical segments (in %)


60.1
57.9
27.6
29.8
9.8
9.2
2.5
3.1
North America
Europe
Rest of the World
India

Revenue distribution by business segments (in %)


27.4
27.7
14.7
13.5
11.7
11.7
13.0
13.3
14.5
15.5
8.1
8.0
7.5
7.3
3.1
3.0
FS (1)
Retail (2)
COM (3)
EURS (4)
MFG (5)
Hi-Tech (6)
LS (7)
Others (8)
2024
2025

(1) FS – Includes enterprises in Financial Services and Insurance

(2) Retail – Includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) COM – Includes enterprises in Communication, Telecom OEM and Media

(4) EURS – Includes enterprises in Energy, Utilities, Resources and Services

(5) MFG – Includes enterprises in Manufacturing

(6) Hi-Tech – Includes enterprises in Hi-Tech

(7) LS – Includes enterprises in Life Sciences and Healthcare

(8) Others – Includes segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in public services

Capital Allocation Policy

"Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback / special dividends, subject to applicable laws and requisite approvals, if any." Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend, if any). Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

During the year ended March 31, 2025, the Company paid an interim dividend of ₹21 per equity share and announced a final dividend of ₹22 per share, subject to shareholders' approval in the ensuing Annual General Meeting (AGM). Including the final dividend declared above, the Company has returned approximately ₹17,814 crore, which is 51.6% of the free cash flow for fiscal 2025 through dividends, in line with the Capital Allocation Policy.

The Capital Allocation Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf.

Liquidity

Our principal sources of liquidity are cash and cash equivalents, investments and the cash flow that we generate from our operations. We continue to be debt-free and maintain sufficient cash to meet our strategic and operational requirements. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business requirements. Liquidity enables us to be agile and ready for meeting unforeseen strategic and business needs and opportunities.

As of March 31, 2025, we had ₹45,406 crore in working capital on a standalone basis, and ₹54,249 crore on a consolidated basis.

Consolidated cash and investments stand at ₹35,916 crore on a standalone basis and ₹47,549 crore on a consolidated basis as on March 31, 2025, as against ₹30,579 crore on a standalone basis, and ₹39,005 crore on a consolidated basis as on March 31, 2024.

Consolidated cash and investments, on both standalone and consolidated basis, include deposits with banks with high credit ratings by international and domestic credit rating agencies. As a result, liquidity risk of cash and cash equivalents is limited. Ratings are monitored periodically. Liquid assets also include investments in liquid mutual fund units, target maturity funds units, Certificates of Deposit (CDs), Commercial Paper (CP), quoted bonds and securities issued by government and quasi-government organizations, and non-convertible debentures. CDs and CPs represent marketable securities of banks, Non-Banking Financial Companies (NBFCs) and eligible financial institutions for a specified time period with high credit rating given by domestic credit rating agencies. Government securities are highly liquid and marketable instruments issued across tenure, backed by the Government of India carrying a sovereign credit. Investments made in non-convertible debentures are issued by government-owned institutions and financial institutions with high credit rating. We invest after considering counterparty risks based on multiple criteria including Tier-I capital, capital adequacy ratio, credit rating, profitability, Non Performing Asset (NPA) levels and deposit base of banks and financial institutions.

The details of these investments are disclosed under the 'non-current and current investments' section in the *Standalone and Consolidated financial statements* in this Integrated Annual Report.

Capital expenditure on tangible assets

Standalone


24.9%
₹336 crore
75.0%
₹1,013 crore
0.1%
₹2 crore
Total - ₹1,351 crore
46.6%
₹669 crore
53.3%
₹765 crore
0.1%
₹1 crore
Total - ₹1,435 crore
2025 Infrastructure Computer equipment Vehicles
2024 Infrastructure# Computer equipment# Vehicles

Consolidated


28.4%
₹524 crore
71.5%
₹1,317 crore
0.1%
₹2 crore
Total - ₹1,843 crore
47.0%
₹829 crore
52.9%
₹931 crore
0.1%
₹1 crore
Total - ₹1,761 crore
2025 Infrastructure* Computer equipment* Vehicles*
2024 Infrastructure Computer equipment Vehicles

Leases

Standalone


54.9%
₹430 crore
45.1%
₹353 crore
Total - ₹783 crore
44.4%
₹336 crore
55.6%
₹420 crore
Total - ₹756 crore
2025 Buildings Computer equipment
2024 Buildings Computer equipment

Consolidated


38.2%
₹816 crore
61.2%
₹1,306 crore
0.6%
₹13 crore
Total - ₹2,135 crore
17.3%
₹394 crore
82.2%
₹1,872 crore
0.5%
₹12 crore
Total - ₹2,278 crore
2025 Buildings* Computer equipment Vehicles*
2024 Buildings Computer equipment Vehicles

\# Excludes additions due to business transfer for Property, Plant and Equipment (PPE)

* Excludes additions due to business combinations both for Property, Plant and Equipment (PPE) and leases

Dividend

The Company recommended / declared dividend as under:

	Fiscal 2025		Fiscal 2024	
	Dividend per share (in ₹)	Dividend payout (in ₹ crore)#	Dividend per share (in ₹)	Dividend payout (in ₹ crore)#
Interim dividend	21.00	8,720	18.00	7,471
Final dividend	22.00[(1)]	9,137[(1)]	20.00	8,302
Special dividend	–	–	8.00	3,320
Total dividend	43.00		46.00	
Payout ratio (interim, final and special dividend)*	51.6%[(2)]		79.8%[(3)]	

Note:

The Company declares and pays dividend in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable withholding income taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

Based on standalone financial statements

* Payout ratio is computed as a percentage of free cash flow prepared under IFRS.

(1) Recommended by the Board of Directors at its meeting held on April 17, 2025. The payment is subject to the approval of the shareholders at the ensuing AGM of the Company to be held on June 25, 2025. The record date for the purposes of the final dividend will be May 30, 2025, and payment will be made on June 30, 2025.

(2) Our present Capital Allocation Policy is to pay approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.

(3) Our past Capital Allocation Policy was to pay up to 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any which was completed in March 31, 2024.

Particulars of loans, guarantees or investments

Loans, guarantees and investments covered under Section 186 of the Companies Act, 2013 ("the Act") form part of the Notes to the financial statements provided in this Integrated Annual Report.

Transfer to reserves

We do not propose to transfer any amount to the general reserve on declaration of dividend.

Changes in the nature of business

The Company did not undergo any change in the nature of its business during fiscal 2025.

Fixed deposits

We have not accepted any fixed deposits, including from the public, and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

Particulars of contracts or arrangements made with related parties

The Company did not enter into any contracts, arrangements or transactions during fiscal 2025 that fall under the scope of Section 188(1) of the Act. As required under the Act, the prescribed Form AOC-2 is appended as *Annexure 2* to the *Board's report*.

Management's discussion and analysis

In terms of the provisions of Regulation 34 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("the Listing Regulations") as amended from time to time, the *Management's discussion and analysis* is set out in this Integrated Annual Report.

Risk management report

In terms of the provisions of Section 134 of the Act, the *Risk management report* is set out in this Integrated Annual Report.

Board policies

The details of the policies approved and adopted by the Board as required under the Act and Securities and Exchange Board of India (SEBI) regulations are provided in *Annexure 8* to the *Board's report*.

Material changes and commitments affecting financial position between the end of the financial year and date of the report

There have been no material changes and commitments, which affect the financial position of the Company, that have occurred between the end of the financial year to which the financial statements relate and the date of this report.

2. Business description

Strategy

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes, and systems rapidly and position themselves as 'AI-first' organizations. Our strategy is to be a navigator for our clients as they ideate, plan, and execute their journey to an AI future. We are progressing well on our journey to leverage AI to deliver business value with safeguards around privacy, ethics, and controls. For details, refer to the *Strategy section* of this Integrated Annual Report.

Organization

Our go-to-market business units and solutions are detailed in the *Operating context* section of this Integrated Annual Report.

Infrastructure

There has been a net decrease of 0.30 million sq.ft. of physical infrastructure space during the year. The total available space as on March 31, 2025 stands at 56.33 million sq.ft. We have presence in 59 countries across 292 locations as on March 31, 2025. The net decline in the area is due to optimization of real estate space.

Mergers and Acquisitions (M&A)

Infosys has a systematic M&A approach aimed to strengthen its capabilities, deepen industry expertise, and expand its geographical footprint.

During the year ended March 31, 2025, the Group entered into definitive agreements to acquire:

1. in-tech Holding GmbH, a leading provider of engineering R&D services headquartered in Germany and the said acquisition was completed on July 17, 2024.
2. Blitz 24-893 SE, Germany, through Infosys Singapore Pte. Ltd., a wholly-owned subsidiary of Infosys Limited, and the said acquisition was completed on October 28, 2024.

Further, during its meeting held on April 17, 2025, the Board of Directors resolved to approve the following, subject to customary closing adjustments:

1. Acquisition of MRE Consulting Limited, a leading energy consulting company headquartered in the US.
2. Acquisition of The Missing Link Automation Pty Ltd, a leading cybersecurity services provider headquartered in Australia.

Subsidiaries

We, along with our subsidiaries, provide consulting, technology, outsourcing and next-generation digital services. At the beginning of the year, we had 28 direct subsidiaries and 63 step-down subsidiaries. As on March 31, 2025, we have 30 direct subsidiaries and 76 step-down subsidiaries. Further, the Company does not have any material subsidiary.

On April 17, 2025, the Board approved dilution of 2% stake in Infosys' majority-owned step-down subsidiary HIPUS Co., Ltd in Japan, to Mitsubishi Heavy Industries.

During the year, the Board of Directors reviewed the affairs of the subsidiaries. In accordance with Section 129(3) of the Act, we have prepared the Consolidated financial statements of the Company, which form part of this Integrated Annual Report. Further, a statement containing the salient features of the financial statements of our subsidiaries in the prescribed format AOC-1 is appended as *Annexure 1* to the *Board's report*. The statement also provides details of the performance and financial position of each of the subsidiaries, along with the changes that occurred, during fiscal 2025.

In accordance with Section 136 of the Act, the audited financial statements, including the consolidated financial statements and related information of the Company and audited accounts of its subsidiaries, are available on our website, at www.infosys.com.

3. Human resources management

Our employees are our most important assets. We are committed to hiring and retaining the best talent and being among the industry's leading employers. For this, we focus on promoting a collaborative, transparent and participative organizational culture, and rewarding merit and sustained high performance. Our human resources management focuses on allowing our employees to develop their skills, grow in their career and navigate their next.

Resolution hubs

Infosys' unwavering commitment has always been to foster an open, inclusive and safe workplace where every employee can thrive. The organization's goal is to ensure that employees, regardless of gender, sexual orientation, or any other distinguishing factors, feel empowered to contribute to the best of their abilities. In line with this, we encourage an open-door policy that allows employees to voice their concerns and seek support through Resolution hubs comprising Hearing Employees and Resolving (HEAR) for workplace-related issues and Anti-Sexual Harassment Initiative (ASHI) for sexual harassment complaints. Our forums include a well-established and robust grievance resolution mechanism.

Resolution hubs adhere to the principles of natural justice, ensure confidentiality, and non-retaliation while addressing concerns. The concerns are handled with utmost sensitivity and are redressed in a time-bound manner. A detailed investigation is conducted to ensure fairness and provide an opportunity to present facts and any material evidence pertaining to the grievance.

Our ASHI initiative has set an industry benchmark, being ranked first among 350+ companies that participated in an external survey on the best anti-sexual harassment initiatives in 2017 and 2019-2024.

Infosys has constituted an Internal Committee (IC) in all the development centers of the Company in India to consider and resolve all sexual harassment complaints reported by women. The IC has been constituted as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, and the committee includes external members from non-governmental organizations or with relevant experience. Investigations are conducted and decisions made by the IC at the respective locations, with a senior female employee serving

as the presiding officer in each case. Half of the total members of the IC are women. The role of the IC is not restricted to mere redressal of complaints but also encompasses prevention and prohibition of sexual harassment. In the last few years, the IC has worked extensively on creating awareness on relevance of sexual harassment issues in the new normal by using new and innovative measures to help employees understand the forms of sexual harassment while working remotely. The details of sexual harassment complaints that were filed, resolved and pending during the financial year are provided in the *Business Responsibility and Sustainability Report* of this Integrated Annual Report.

Particulars of employees

The Company had 2,49,726 employees on a standalone basis and 3,23,578 employees on a consolidated basis as of March 31, 2025.

The percentage increase in remuneration, ratio of remuneration of each director and key managerial personnel (KMP) (as required under the Act) to the median of employees' remuneration, and the list of top 10 employees in terms of remuneration drawn, as required under Section 197(12) of the Act, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, form part of *Annexure 3* to this *Board's report*. The statement containing particulars of employees employed throughout the year and in receipt of remuneration of ₹1.02 crore or more per annum and employees employed for part of the year and in receipt of remuneration of ₹8.5 lakh or more per month, as required under Section 197(12) of the Act, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, is provided in a separate exhibit forming part of this report and is available on the website of the Company, at https://www.infosys.com/investors/reports-filings/Documents/exhibitboards-report2025.pdf. The Integrated Annual Report is being sent to the shareholders excluding the aforesaid exhibit. Shareholders interested in obtaining this information may access the same from the Company website. In accordance with Section 136 of the Act, this exhibit is available for inspection by shareholders through electronic mode.

Notes:

1. The employees mentioned in the aforesaid exhibit have / had permanent employment contracts with the Company.
2. The employees are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.
3. The details of employees posted outside India and in receipt of a remuneration of ₹60 lakh or more per annum or ₹5 lakh or more a month can be made available on specific request.

Employee stock options / Restricted Stock Units (RSUs) / Performance stock units (PSUs)

The Company grants share-based benefits to eligible employees with a view to attracting and retaining the best talent, encouraging employees to align individual performances with the Company objectives, and promoting their increased participation in the growth of the Company.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to the approval by the shareholders at the AGM, the Board was authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (the Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one and a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (not adjusted for bonus issue). These instruments will vest generally over a period of four years and shall be exercisable within the period as approved by the administrator. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares.

The total number of equity shares and American Depositary Receipts (ADRs) to be allotted to the employees of the Company and its subsidiaries under the 2015 Plan does not cumulatively exceed 1% of the issued capital. For the shares and ADRs issued under the 2019 Plan, the cumulative amount does not exceed 1.15% of the issued capital. The 2019 Plan and 2015 Plan are in compliance with the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, as amended from time to time, and there has been no material change to the plans during the fiscal 2025.

The details of the 2019 Plan and 2015 Plan, including terms of reference, and the requirement specified under Regulation 14 of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, are available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/disclosures-pursuant-SEBI-regulations2025.pdf.

The details of the 2019 Plan and 2015 Plan form part of the Notes to accounts of the financial statements in this Integrated Annual Report.

4. Corporate governance

Our corporate governance philosophy

Our corporate governance practices are a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times. Corporate governance is about maximizing shareholder value legally, ethically and sustainably. At Infosys, the Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our *Corporate governance report* for fiscal 2025 forms part of this Integrated Annual Report.

Board diversity

The Company recognizes and embraces the importance of a diverse Board in its success. We believe that a truly diverse Board will leverage differences in thought, perspective, regional and industry experience, cultural and geographical background, age, ethnicity, race, gender, knowledge and skills, including expertise in financial, diversity, global business, leadership, information technology, mergers and acquisitions, Board service and governance, sales and marketing, Environmental, Social and Governance (ESG), risk management and cybersecurity and other domains, which will ensure that Infosys retains its competitive advantage. The Board Diversity Policy adopted by the Board sets out its approach to diversity.

The policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/board- diversity-policy.pdf.

Additional details on Board diversity are available in the *Corporate governance report* that forms part of this Integrated Annual Report.

Number of meetings of the Board

The Board met five times during the financial year. The meeting details are provided in the *Corporate governance report* that forms part of this Integrated Annual Report. The maximum interval between any two meetings did not exceed 120 days, as prescribed by the Act.

Policy on directors' appointment and remuneration

The current policy is to have an appropriate mix of executive, non-executive and independent directors to maintain the independence of the Board and separate its functions of governance and management. As of March 31, 2025, the Board had nine members, consisting of an executive director, a non-executive and non-independent director and seven independent directors. Two of the independent directors of the Board are women. The details of Board and committee composition, tenure of directors, areas of expertise and other details are available in the *Corporate overview section* that forms part of this Integrated Annual Report.

The policy of the Company on directors' appointment and remuneration, including the criteria for determining qualifications, positive attributes, independence of a director and other matters, as required under sub-section (3) of Section 178 of the Act, is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination- remuneration-policy.pdf.

We affirm that the remuneration paid to the directors is as per the terms laid out in the Nomination and Remuneration Policy of the Company.

Declaration by independent directors

The Company has received necessary declaration from each independent director that he / she meets the criteria of independence laid down in Section 149(6), Code for independent directors of the Act and Regulation 16(1)(b) of the Listing Regulations.

Board evaluation

The Nomination and Remuneration Committee engaged Egon Zehnder, external consultants, to conduct Board evaluation for the year. The evaluation of all the directors, committees, Chairman of the Board, and the Board as a whole, was conducted based on the criteria and framework adopted by the Board. The Board evaluation process was completed during fiscal 2025. The evaluation parameters and the process have been explained in the *Corporate governance report* that forms part of this Integrated Annual Report.

Familiarization program for independent directors

All new independent directors inducted into the Board attend an orientation program. The details of the training and familiarization program are provided in the *Corporate governance report*. Further, at the time of the appointment of an independent director, the Company issues a formal letter of appointment outlining his / her role, function, duties and responsibilities. The format of the letter of appointment is available on our website, at https://www.infosys.com/investors/corporate-governance/ Documents/appointment-independent-director.pdf.

Directors and Key Managerial Personnel (KMP)

Inductions

The Board, at its meeting held on December 11, 2023, appointed Jayesh Sanghrajka as the Chief Financial Officer and KMP of the Company effective April 1, 2024.

Reappointment

Director liable to retire by rotation

Pursuant to the provisions of the Act, Salil Parekh, Chief Executive Officer and Managing Director, whose term extends until March 31, 2027 and who is liable to retire at the forthcoming Annual General Meeting, is eligible and has offered himself for reappointment. Based on the performance evaluation and the recommendation of the Nomination and Remuneration Committee, the Board recommends his reappointment.

Retirements and resignations

During the year, there was no retirement or resignation of Directors or KMP.

Committees of the Board

As on March 31, 2025, the Board had six committees: Audit Committee, Corporate Social Responsibility Committee,

Nomination and Remuneration Committee, Risk Management Committee, Stakeholders Relationship Committee and Environment, Social and Governance (ESG) Committee. All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee.

A Cybersecurity Risk Sub-committee of the Risk Management Committee has been constituted to assess and enhance preparedness to mitigate cybersecurity risks. The sub-committee comprise only independent directors, one of whom is chosen as the chairperson of the committee.

During the year, all recommendations made by the committees were approved by the Board.

A detailed note on the composition of the Board and its committees is provided in the *Corporate governance report*, which forms part of this Integrated Annual Report.

Cybersecurity

At Infosys, our employees operate in a hybrid model. Hence, we continue to remain vigilant about the evolving cybersecurity threat landscape and stay abreast of the latest evolving cybersecurity threats across the global landscape. To maintain a strong cybersecurity posture, the Information Security team monitors global cybersecurity events, ensuring ongoing compliance and its sustenance. Infosys is certified against the Information Security Management System (ISMS) Standard ISO 27001:2022. Additionally, we have been attested for SSAE 18 and ISAE 3402 SOC 1 and SOC 2 by an independent audit firm.

During fiscal 2025, we have successfully strengthened our cybersecurity posture by embracing cutting-edge technology, tools, and processes. We have focused on cybersecurity personnel training, reskilling, and fostering a security culture of inclusive and collective ownership. We have empowered the developer community with dedicated courses and resource kits, aligning with our broader initiatives to enhance cybersecurity processes, technologies, and overall posture.

Internal financial control and its adequacy

The Board has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, safeguarding of its assets, prevention and detection of fraud, error-reporting mechanisms, accuracy and completeness of the accounting records, and timely preparation of reliable financial disclosures. For more details, refer to the 'Internal control systems and their adequacy' section in the *Management's discussion and analysis*, which forms part of this Integrated Annual Report.

Annual return

In accordance with the Act, the annual return in the prescribed format is available at https://www.infosys.com/investors/reports-filings/documents/annual-returns-2024-25.pdf.

Secretarial standards

The Company complies with all applicable secretarial standards issued by the Institute of Company Secretaries of India.

Listing on stock exchanges

The Company's shares are listed on BSE Limited and the National Stock Exchange of India Limited, and its American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE).

Investor Education and Protection Fund (IEPF)

During the year, the Company transferred the unclaimed and un-encashed dividends of ₹3,54,50,639 to the IEPF. Further, 51,242 corresponding shares on which dividends were unclaimed for seven consecutive years were transferred. The Company also paid ₹3,46,92,959 towards dividend in respect of shares that were held by the IEPF.

The details of the resultant benefits arising out of shares already transferred to the IEPF, year-wise amounts of unclaimed / un-encashed dividends lying in the unpaid dividend accounts up to the year, and the corresponding shares, which are liable to be transferred, are provided in the *Corporate governance report* and are also available on our website, at www.infosys.com/IEPF. Details of shares / dividend transferred to the IEPF can also be obtained by accessing https://www.infosys.com/investors/shareholder-services/unclaimed-dividend-shares.html.

Members are requested to claim the dividend(s), which have remained unclaimed/unpaid, by sending a written request to the Company at investors@infosys.com or to the Company's Registrar and Transfer Agent KFin Technologies Ltd at einward.ris@kfintech.com or at their address at KFin Technologies Ltd, Selenium Tower B, Plot Nos. 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad - 500032. Members can find the details of Nodal Officer appointed by the Company under the provisions of the IEPF and the details of unclaimed dividend and shares at https://www.infosys.com/investors/shareholder-services/unclaimed-dividend-shares.html.

Directors' responsibility statement

The financial statements are prepared in accordance with the Indian Accounting Standards (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values, and defined benefit liability/(asset) which is recognized at the present value of defined benefit obligation less fair value of plan assets, the provisions of the Act and guidelines issued by SEBI. The Ind AS are prescribed under Section 133 of the Act, read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter. Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The directors confirm that:

- In preparation of the annual accounts for the financial year ended March 31, 2025, the applicable accounting standards have been followed and there are no material departures.
- They have selected such accounting policies and applied them consistently, and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.
- They have taken proper and sufficient care towards the maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.

- They have prepared the annual accounts on a going concern basis.
- They have laid down internal financial controls, which are adequate and are operating effectively.
- They have devised proper systems to ensure compliance with the provisions of all applicable laws, and such systems are adequate and operating effectively.

5. Audit reports and auditors

Audit reports

The Auditors' Report for fiscal 2025 does not contain any qualification, reservation, or adverse remark. The report is enclosed with the financial statements in this Integrated Annual Report.

The Secretarial Auditors' Report for fiscal 2025 does not contain any qualification, reservation, or adverse remark. The Secretarial Auditors' Report is enclosed as *Annexure 5* to the *Board's report*, which forms part of this Integrated Annual Report.

The Auditor's Certificate confirming compliance with conditions of corporate governance as stipulated under the Listing Regulations, for fiscal 2025 is enclosed as *Annexure 4* to the *Board's report*, which forms part of this Integrated Annual Report.

The Secretarial Auditor's certificate on the implementation of share-based schemes in accordance with SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, will be made available during the AGM, electronically.

Auditors

Statutory auditor

Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration no: 117366 W/W-100018) was appointed as the statutory auditors of the Company, to hold office for the second term of five consecutive years from the conclusion of the 41st AGM of the Company held on June 25, 2022, till the conclusion of the 46th AGM to be held in 2027, as required under Section 139 of the Act read with the Companies (Audit and Auditors) Rules, 2014.

Secretarial auditor

Based on the recommendation of the Board in its meeting held on April 17, 2025, Makarand M. Joshi & Co., Company Secretaries (Firm registration no: P2009MH007000), is proposed to be appointed as secretarial auditors of the Company to hold office for a term of five consecutive years commencing from financial year 2025-26 till financial year 2029-30 subject to the approval of shareholders as per the Listing Regulations read with Section 204 of the Act and Rules thereunder.

Cost records and cost audit

Maintenance of cost records and requirement of cost audit as prescribed under the provisions of Section 148(1) of the Act are not applicable for the business activities carried out by the Company.

Reporting of frauds by auditors

During fiscal 2025, the statutory auditor and the secretarial auditor have not reported any instance of fraud committed in the Company by its officers or employees.

6. Corporate Social Responsibility (CSR)

Infosys has been an early adopter of CSR initiatives. The Company works primarily through the Infosys Foundation, towards supporting projects in the areas of education and skill development to enable sustained livelihoods, healthcare including preventive health, environmental sustainability and ecological balance, gender equality and empowerment of women, promotion of national heritage, art and culture, rural development and disaster relief and rehabilitation.

The Company's CSR Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf.

The annual report on our CSR activities is appended as *Annexure 6* to the *Board's report*, which forms part of this Integrated Annual Report. Infosys also undertakes CSR initiatives outside of India, in the US, Australia, and across Europe. The initiatives in the US are carried out through Infosys Foundation USA. The said initiatives are over and above the statutory requirement.

The highlights of the initiatives undertaken by the Company, Infosys Foundation, and Infosys Foundation USA form part of this Integrated Annual Report.

Environmental, Social and Governance (ESG)

In October 2020, the Company launched its ESG Vision 2030. Our focus remains steadfast on leveraging technology to address climate change and inform sustainable water and waste management practices. On the social front, the emphasis is on amplifying human potential and creating the next opportunity for people, businesses and communities. We continue to serve the interests of our stakeholders by leading through our core values and setting benchmarks in corporate governance.

The ESG Committee was constituted on April 14, 2021, to oversee matters related to guide and oversee our efforts to achieve the ambitions set forth in our ESG Vision 2030. The ESG Committee reports to the Board and meets every quarter to review progress on ESG performance.

Business Responsibility and Sustainability Report (BRSR)

The BRSR follows the National Guidelines on Responsible Business Conduct (NGRBC) principles on the social,environmental and economic responsibilities of business.

Our BRSR includes our responses to questions about our practices and performance on key principles defined by Regulation 34(2)(f) of the Listing Regulations as amended from time to time, which cover topics across all ESG dimensions. Further SEBI vide its circular no. SEBI/HO/CFD/CFD-SE-2/P/CIR/2023/122 dated July 12, 2023, updated the format of BRSR to incorporate BRSR core, a subset of BRSR indicating specific Key Performance Indicators (KPIs) under nine principles of business responsibility which are subject to mandatory reasonable assurance by an independent assurance provider.

In accordance with this requirement, we also publish a comprehensive ESG Report annually, based on the GRI standard 2021. The ESG Report is available at https://www.infosys.com/sustainability/documents/infosys-esg-report-2024-25.pdf.

Deloitte Haskins & Sells LLP has also assured certain select indicators of the ESG report designed based on GRI standards.

7. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars, as prescribed under Section 134(3)(m) of the Act, read with the Companies (Accounts) Rules, 2014, are enclosed as *Annexure 7* to the *Board's report*, which forms part of this Integrated Annual Report.

8. Other disclosures and affirmations

Pursuant to the provisions of Companies (Accounts) Rules, 2014, the Company affirms that for the year ended on March 31, 2025:

a. There were no proceedings, either filed by the Company or against the Company, pending under the Insolvency and Bankruptcy Code, 2016, before the National Company Law Tribunal or any other court.

b. There was no instance of one-time settlement with any bank or financial institution.

c. There were no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and the Company's operations in future.

Acknowledgements

We thank our clients, vendors, investors, bankers, employee volunteers and trustees of Infosys Foundation, Infosys Foundation USA and Infosys Science Foundation for their continued support during the year. We place on record our appreciation for the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, co-operation and support.

We thank the governments of various countries where we have our operations. We thank the Government of India, particularly the Ministry of Labour and Employment, the Ministry of Environment and Forests, the Ministry of New and Renewable Energy, the Ministry of Communications, the Ministry of Electronics and Information Technology (Dept of IT), the Ministry of Commerce and Industry, the Ministry of Finance, the Ministry of Corporate Affairs, the Central Board of Direct Taxes, the Central Board of Indirect Taxes and Customs, GST authorities, the Reserve Bank of India, Securities and Exchange Board of India (SEBI), various departments under the state governments and union territories, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bengaluru, Bhubaneswar, Chandigarh, Chennai, Delhi, Coimbatore , Gurugram, Hubballi, Hyderabad, Indore, Jaipur, Kolkata, Mangaluru, Mohali, Mumbai, Mysuru, Nagpur, Noida, Pune, Thiruvananthapuram, Ahmedabad, Guwahati, Visakhapatnam – and other government agencies for their support, and look forward to their continued support in the future. We also thank the US federal government, the U.S. Securities and Exchange Commission, the Internal Revenue Service, and various state governments, especially those of Indiana, Rhode Island, Connecticut, Texas, Arizona and North Carolina.

for and on behalf of the Board of Directors

Sd/-

Nandan M. Nilekani
Chairman
DIN: 00041245

Sd/-

Salil Parekh
Chief Executive Officer and Managing Director
DIN : 01876159

Bengaluru
April 17, 2025

Annexure I – Statement containing the salient features of the financial statements of subsidiaries / associate companies / joint ventures

(Pursuant to first provision to sub-section (3) of Section 129 of the Companies Act,2013, read with Rule 5 of the companies (Accounts) Rules, 2014 - AOC -1)

(In ₹ crore, except % of shareholding and exchange rate)

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
1	Infosys BPM Limited[2]	India	Mar 31, 2025	NA	INR	34	3,242	5,521	2,245	816	8,501	1,011	238	773	100
2	Infosys Automotive and Mobility GmbH & Co. KG[2]	Germany	Dec 31, 2024	NA	1 EUR = ₹89.2	15	(1,154)	6,364	7,503	-	3,534	(259)	(1)	(258)	100
3	Infosys McCamish Systems LLC[3]	US	Dec 31, 2024	Dec 4, 2009	1 USD = ₹85.62	175	975	5,341	4,191	-	3,191	(119)	(29)	(90)	100
4	EdgeVerve Systems Limited (EdgeVerve)[2]	India	Mar 31, 2025	NA	INR	1,312	471	2,705	922	616	4,090	1,536	441	1,095	100
5	Infosys Public Services, Inc. USA (Infosys Public Services)[2]	US	Mar 31, 2025	NA	1 USD = ₹85.48	98	1,647	2,517	772	-	1,894	472	134	338	100
6	Infy Consulting Company Limited[4]	UK	Mar 31, 2025	NA	1 GBP = ₹110.7	135	229	985	621	-	2,304	106	31	75	100
7	Infosys Poland Sp. Z.o.o[3]	Poland	Mar 31, 2025	Oct 1, 2007	1 PLN = ₹22.07	4	1,223	1,666	439	135	1,219	180	35	145	100
8	Stater Nederland B.V.[5]	The Netherlands	Dec 31, 2024	NA	1 EUR = ₹89.2	8	125	543	410	-	1,289	59	15	44	75
9	WongDoody, Inc[2][28]	US	Dec 31, 2024	NA	1 USD = ₹85.62	1	432	618	185	-	864	70	10	60	100

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
10	Infosys Technologies (China) Co. Limited (Infosys China)[2]	China	Dec 31, 2024	NA	1 RMB = ₹11.67	368	300	1,102	434	–	1,072	179	29	150	100
11	Blue Acorn iCi Inc *(formerly Beringer Commerce Inc)*[6][30]	US	Dec 31, 2024	Oct 27, 2020	1 USD = ₹85.62	6	325	419	88	–	619	78	9	69	100
12	Infosys Compaz Pte. Ltd[7]	Singapore	Mar 31, 2025	Nov 16, 2018	1 SGD = ₹ 63.71	13	290	487	184	–	673	106	19	87	60
13	Infosys Consulting AG[4]	Switzerland	Dec 31, 2024	NA	1 CHF = ₹94.72	1	183	354	170	–	530	116	26	90	100
14	Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)[2]	Mexico	Dec 31, 2024	NA	1 MXN = ₹4.14	65	465	790	260	–	637	120	38	82	100
15	Infosys Consulting GmbH[4]	Germany	Dec 31, 2024	NA	1 EUR = ₹89.2	17	133	269	119	–	514	38	7	31	100
16	Infosys (Czech Republic) Limited s.r.o.[3]	Czech Republic	Mar 31, 2025	NA	1 CZK = ₹3.7	3	99	215	113	–	328	(1)	8	(9)	100
17	Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)[2]	China	Dec 31, 2024	NA	1 RMB = ₹11.67	1,004	(604)	781	381	–	406	(91)	–	(91)	100
18	Infosys Consulting Ltda.[2]	Brazil	Dec 31, 2024	NA	1 BRL = ₹13.85	421	(273)	317	169	–	376	31	(12)	43	100

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
19	Infosys Romania S.r.l. *(formerly Infosys Consulting S.R.L. (Romania)*[2]	Romania	Dec 31, 2024	NA	1 RON = ₹17.91	17	103	213	93	–	400	27	4	23	100
20	HIPUS Co., Ltd [7]	Japan	Mar 31, 2025	Apr 1, 2019	1 JPY = ₹0.57	32	117	1,419	1,270	–	380	45	14	31	81
21	Kaleidoscope Animations Inc[6][30]	US	Dec 31, 2024	Oct 9, 2020	1 USD = ₹85.62	–	210	293	83	–	596	74	14	60	100
22	Portland Group Pty Ltd[3]	Australia	Mar 31, 2025	Jan 4, 2012	1 AUD = ₹53.81	18	32	189	139	–	182	–	–	–	100
23	Panaya Ltd.[8]	Israel	Dec 31, 2024	NA	1 USD = ₹85.62	256	(551)	115	410	–	355	62	1	61	100
24	Fluido Oy[9]	Finland	Dec 31, 2024	Oct 11, 2018	1 EUR = ₹89.2	5	135	216	76	–	324	13	(1)	14	100
25	Infosys Technologies (Sweden) AB (Infosys Sweden)[2]	Sweden	Dec 31, 2024	NA	1 SEK = ₹7.79	2	214	413	197	–	356	73	14	59	100
26	Infosys Management Consulting Pty. Limited[4]	Australia	Dec 31, 2024	NA	1 AUD = ₹53.24	17	49	112	46	–	372	28	8	20	100
27	BASE life science A/S[9]	Denmark	Jun 30, 2024	Sep 1, 2022	1 DKK = ₹11.98	1	(96)	181	276	–	297	(66)	16	(82)	100
28	Stater Belgium N.V./S.A.[5][12]	Belgium	Dec 31, 2024	NA	1 EUR = ₹89.2	54	51	158	53	–	213	26	9	17	75
29	GuideVision, s.r.o.[13]	Czech Republic	Dec 31, 2024	Oct 1, 2020	1 CZK = ₹3.54	–	137	199	62	–	231	52	11	41	100
30	Infosys Luxembourg S.a.r.l[2]	Luxembourg	Mar 31, 2025	NA	1 EUR = ₹92.09	26	31	123	66	–	223	23	6	17	100
31	Stater N.V.[7]	The Netherlands	Dec 31, 2024	May 23, 2019	1 EUR = ₹89.2	36	384	769	349	–	217	19	2	17	75

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
32	Infosys Singapore Pte. Ltd. (Infosys Singapore)[2]	Singapore	Dec 31, 2024	NA	1 SGD = ₹62.91	7,227	184	8,953	1,542	–	241	228	26	202	100
33	Infosys (Malaysia) Sdn Bhd.[9]	Malaysia	Mar 31, 2025	Dec 14, 2021	1 MYR = ₹19.26	29	(4)	63	38	–	153	7	(1)	8	100
34	WongDoody GmbH[14]	Germany	Dec 31, 2024	Apr 20, 2022	1 EUR = ₹89.2	–	42	110	68	–	241	(22)	–	(22)	100
35	Simplus Australia Pty Ltd[10]	Australia	Jan 31, 2025	NA	1 AUD = ₹53.9	18	(2)	59	43	–	116	19	6	13	100
36	Infosys Public Services Canada Inc.[11]	Canada	Mar 31, 2025	NA	1 CAD = ₹59.67	13	18	42	11	–	122	9	2	7	100
37	Fluido Sweden AB[16]	Sweden	Dec 31, 2024	NA	1 SEK = ₹7.79	–	69	88	19	–	116	29	6	23	100
38	Infosys Fluido U.K., Ltd. *(formerly known as Simplus U.K, Ltd)*[16]	UK	Dec 31, 2024	NA	1 GBP = ₹107.48	4	(11)	41	48	–	107	9	–	9	100
39	Infosys BPO Americas LLC[3]	US	Mar 31, 2025	NA	1 USD = ₹85.48	130	(34)	107	11	–	75	25	7	18	100
40	Infy Consulting B.V.[4]	The Netherlands	Dec 31, 2024	NA	1 EUR = ₹89.2	1	60	85	24	–	99	10	3	7	100
41	Infosys Chile SpA[2]	Chile	Dec 31, 2024	NA	1 CLP = ₹0.09	7	46	70	17	–	112	26	5	21	100
42	Simplus Philippines, Inc.[6]	Philippines	Jan 31, 2025	NA	1 PHP = ₹1.49	1	17	27	9	–	73	4	1	3	100
43	HypoCasso B.V.[5]	The Netherlands	Dec 31, 2024	NA	1 EUR = ₹89.2	8	12	49	29	–	83	15	4	11	75
44	Infosys Consulting SAS[4]	France	Dec 31, 2024	NA	1 EUR = ₹89.2	29	(20)	25	16	–	101	9	2	7	100

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
45	Panaya Inc. (Panaya)[2]	US	Dec 31, 2024	Mar 5, 2015	1 USD = ₹85.62	–	191	322	131	–	87	5	12	(7)	100
46	Infosys Middle East FZ LLC[9]	Dubai	Dec 31, 2024	Jan 1, 2018	1 AED = ₹23.31	1	(9)	35	43	–	86	5	–	5	100
47	BASE life science AG[17]	Switzerland	Jun 30, 2024	Sep 1, 2022	1 CHF = ₹92.74	1	21	114	92	–	110	(16)	–	(16)	100
48	Fluido Norway A/S[16]	Norway	Dec 31, 2024	NA	1 NOK = ₹7.57	–	58	73	15	–	63	13	3	10	100
49	Infosys Limited Bulgaria EOOD[2]	Bulgaria	Dec 31, 2024	NA	1 BGN = ₹45.47	2	9	21	10	–	75	6	1	5	100
50	Infosys Consulting (Belgium) NV[4]	Belgium	Dec 31, 2024	NA	1 EUR = ₹89.2	3	(5)	30	32	–	58	2	–	2	100
51	Fluido Denmark A/S[16]	Denmark	Dec 31, 2024	NA	1 DKK = ₹11.96	3	(9)	101	107	–	129	9	2	7	100
52	Infosys Business Solutions LLC[2]	Qatar	Dec 31, 2024	Feb 20, 2022	1 QAR = ₹ 23.49	8	36	50	6	–	41	17	2	15	100
53	Infosys Green Forum[2]	India	Mar 31, 2025	NA	INR	1	304	341	36	11	44	6	–	6	100
54	BASE life science GmbH[17]	Germany	Jun 30, 2024	Sep 1, 2022	1 EUR = ₹89.31	–	(1)	24	25	–	28	(2)	–	(2)	100
55	BASE life science S.L.[17]	Spain	Jun 30, 2024	NA	1 EUR = ₹89.31	–	11	43	32	–	56	11	3	8	100
56	Infosys Consulting S.R.L.[2]	Argentina	Dec 31, 2024	NA	1 ARS = ₹0.08	50	(54)	57	61	–	41	(20)	11	(31)	100
57	BASE life science Ltd.[17]	UK	Jun 30, 2024	Sep 1, 2022	1 GBP = ₹105.48	–	6	14	8	–	26	(3)	–	(3)	100
58	GuideVision Magyarország Kft.[18]	Hungary	Dec 31, 2024	NA	1 HUF = ₹0.22	–	(2)	6	8	–	17	(3)	–	(3)	100
59	Infosys South Africa (Pty) Ltd[9]	South Africa	Dec 31, 2024	NA	1 ZAR = ₹4.57	8	1	39	30	–	71	2	1	1	100

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
60	GuideVision Polska SP. Z O.O.[18]	Poland	Dec 31, 2024	NA	1 PLN = ₹20.85	–	–	6	6	–	19	(1)	–	(1)	100
61	WongDoody D.O.O[19][21]	Serbia	Dec 31, 2024	Apr 20, 2022	1 RSD = ₹0.76	–	5	5	–	–	15	1	–	1	100
62	Idunn Information Technology Private Limited[2][20]	India	Mar 31, 2025	Sep 1, 2023	INR	–	74	75	1	–	–	(4)	1	(5)	100
63	Infosys Austria GmbH[2]	Austria	Dec 31, 2024	NA	1 EUR = ₹89.2	1	–	45	44	–	21	–	–	–	100
64	WongDoody Limited (Taipei)[21]	Taiwan	Dec 31, 2024	Apr 20, 2022	1 TWD = ₹2.61	–	1	3	2	–	6	1	–	1	100
65	Panaya Germany GmbH[8]	Germany	Dec 31, 2024	NA	1 EUR = ₹89.2	–	(2)	12	14	–	21	1	–	1	100
66	GuideVision Suomi Oy[18]	Finland	Dec 31, 2024	NA	1 EUR = ₹89.2	–	(2)	2	4	–	5	(4)	–	(4)	100
67	Fluido Slovakia s.r.o[16]	Slovakia	Dec 31, 2024	NA	1 EUR = ₹89.2	1	6	8	1	–	11	1	–	1	100
68	Infosys Financial Services GmbH *(formerly known as Panaya GmbH)*[9]	Germany	Dec 31, 2024	NA	1 EUR = ₹89.2	–	4	11	7	–	7	–	–	–	100
69	GuideVision Deutschland GmbH[18]	Germany	Dec 31, 2024	NA	1 EUR = ₹89.2	–	(9)	3	12	–	6	(2)	–	(2)	100
70	Infosys Fluido Ireland, Ltd.[22]	Ireland	Dec 31, 2024	NA	1 EUR = ₹89.2	1	5	6	–	–	8	2	–	2	100
71	BASE life science S.r.l.[17]	Italy	Jun 30, 2024	Sep 1, 2022	1 EUR = ₹89.31	–	(1)	6	7	–	12	(1)	–	(1)	100
72	BASE life science S.A.S[17]	France	Jun 30, 2024	Sep 1, 2022	1 EUR = ₹89.31	–	(1)	10	11	–	13	(1)	–	(1)	100

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
73	WongDoody (Shanghai) Co. Limited *(formerly known as oddity (Shanghai) Co., Ltd.)*[21]	China	Dec 31, 2024	Apr 20, 2022	1 RMB = ₹11.67	1	4	10	5	–	6	1	–	1	100
74	Infosys Norway[9]	Norway	Dec 31, 2024	NA	1 NOK = ₹7.57	2	–	20	18	–	39	1	–	1	100
75	Stater Gmbh[5]	Germany	Dec 31, 2024	NA	1 EUR = ₹89.2	–	(53)	5	58	–	8	(31)	–	(31)	75
76	Stater XXL B.V.[5]	The Netherlands	Dec 31, 2024	NA	1 EUR = ₹89.2	–	–	–	–	–	–	–	–	–	75
77	BASE life science Inc.[17]	US	Jun 30, 2024	Sep 1, 2022	1 USD = ₹83.39	–	3	16	13	–	19	3	1	2	100
78	Infosys Nova Holdings LLC. (Infosys Nova)[2]	US	Dec 31, 2024	NA	1 USD = ₹85.62	2,766	44	2,814	4	–	–	–	(35)	35	100
79	Infosys Consulting Holding AG[2]	Switzerland	Dec 31, 2024	Oct 22, 2012	1 CHF = ₹94.72	162	417	602	23	–	–	148	(1)	149	100
80	Infosys Arabia Limited[24][23]	Saudi Arabia	Dec 31, 2024	NA	1 SAR = ₹22.8	3	1	4	–	–	–	–	–	–	70
81	Infosys Germany Holding Gmbh[2]	Germany	Dec 31, 2024	NA	1 EUR = ₹89.2	2	–	2	–	–	–	–	–	–	100
82	Infosys Germany GmbH[9]	Germany	Dec 31, 2024	Mar 22, 2022	1 EUR = ₹89.2	–	4,091	4,555	464	1	–	(53)	–	(53)	100
83	Brilliant Basics Limited[25][23]	UK	Mar 31, 2025	NA	1 GBP = ₹110.7	–	1	1	–	–	–	–	–	–	100
84	Brilliant Basics Holdings Limited[2][23]	UK	Mar 31, 2025	Sep 8, 2017	1 GBP = ₹110.7	–	70	88	18	–	–	1	–	1	100

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
85	Infosys Turkey Bilgi Teknolojileri Limited Sirketi[2]	Turkey	Dec 31, 2024	NA	1 TRY = ₹2.42	91	(70)	183	162	–	84	(40)	3	(43)	100
86	in-tech Holding GmbH[26][29]	Germany	Dec 31, 2024	July 17, 2024	1 EUR = ₹89.2	–	1,677	1,711	34	–	6	5	–	5	100
87	in-tech GmbH[26]	Germany	Dec 31, 2024	July 17, 2024	1 EUR = ₹89.2	1	477	807	329	–	616	65	19	46	100
88	Friedrich & Wagner Asia Pacific GmbH[26][29]	Germany	Dec 31, 2024	July 17, 2024	1 EUR = ₹89.2	2	4	7	1	–	–	10	–	10	100
89	drivetech Fahrversuch GmbH[26]	Germany	Dec 31, 2024	July 17, 2024	1 EUR = ₹89.2	–	6	8	2	–	12	2	–	2	100
90	ProIT,S.R.L[26]	Romania	Dec 31, 2024	July 17, 2024	1 RON = ₹17.91	–	18	25	7	–	28	3	–	3	100
91	in-tech Automotive Engineering SL[26]	Barcelona	Dec 31, 2024	July 17, 2024	1 EUR = ₹89.2	–	(4)	13	17	–	13	–	–	–	100
92	in-tech Engineering s.r.o[26]	Prague	Dec 31, 2024	July 17, 2024	1 CZK = ₹3.54	1	9	14	4	–	15	2	1	1	100
93	in-tech Engineering GmbH[26]	Austria	Dec 31, 2024	July 17, 2024	1 EUR = ₹89.2	1	7	13	5	–	18	3	1	2	100
94	in-tech Engineering services S.R.L[26]	Braşov	Dec 31, 2024	July 17, 2024	1 RON = ₹17.91	1	5	9	3	–	20	–	–	–	100
95	in-tech Group Ltd[26]	UK	Dec 31, 2024	July 17, 2024	1 GBP = ₹107.48	–	7	9	2	–	14	15	2	13	100
96	in-tech Automotive Engineering Shenyang Co. Ltd[26]	China	Dec 31, 2024	July 17, 2024	1 RMB = ₹11.67	2	9	47	36	–	33	3	1	2	100

Sl. No.	Name of the subsidiary	Country	Financial period ended	Date of acquisition	Exchange rate/ Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
97	in-tech Automotive Engineering Beijing Co., Ltd[26]	China	Dec 31, 2024	July 17, 2024	1 EUR = ₹89.2	–	9	12	3	–	11	3	1	2	100
98	in-tech Automotive Engineering de R.L. de C.V[26][23]	Mexico	Dec 31, 2024	July 17, 2024	1 MXN = ₹4.14	–	–	–	–	–	–	–	–	–	100
99	Friedrich & Wagner Holding Inc, USA[26][23]	US	Dec 31, 2024	July 17, 2024	1 USD = ₹85.62	2	32	74	40	–	–	1	–	1	100
100	Infy tech SAS[9][15]	France	Dec 31, 2024	July 17, 2024	1 EUR = ₹89.2	–	–	–	–	–	–	–	–	–	100
101	Insemi Technology Service Private Limited[2][32]	India	Mar 31, 2025	May 10, 2024	INR	1	41	104	62	–	214	(15)	(2)	(13)	100
102	Elbrus Labs Private Limited[32][33]	India	Mar 31, 2025	May 10, 2024	INR	–	4	5	1	–	9	–	–	–	100
103	Infosys Services (Thailand) Limited[2][31]	Thailand	Mar 31, 2025	July 3, 2024	1 THB = ₹2.52	12	(2)	11	1	–	1	(2)	–	(2)	100
104	in-tech Group India Private Ltd[26]	India	Mar 31, 2025	July 17, 2024	INR	–	1	5	4	–	9	1	–	1	100
105	Infosys BPM UK Limited[3]	UK	Mar 31, 2025	NA	1 GBP = ₹110.7	23	(1)	23	1	–	–	–	–	–	100
106	Blitz 24-893 SE[27]	Germany	Dec 31, 2024	Oct 17, 2024	1 EUR = ₹89.2	1	–	1	–	–	–	–	–	–	100
107	Simplus ANZ Pty Ltd.[6]	Australia	Jan 31, 2025	NA	1 AUD = ₹53.9	–	–	–	–	–	–	–	–	–	100
108	GuideVision UK Ltd[18][23]	UK	Dec 31, 2024	NA	1 GBP = ₹107.48	–	–	–	–	–	–	–	–	–	100
109	Innovisor Inc.[17]	US	Jun 30, 2024	Sep 1, 2022	1 USD = ₹83.39	–	–	–	–	–	–	–	–	–	100

(1) Converted at monthly average exchange rates
(2) Wholly-owned subsidiary of Infosys Limited
(3) Wholly-owned subsidiary of Infosys BPM Limited
(4) Wholly-owned subsidiary of Infosys Consulting Holding AG
(5) Wholly-owned subsidiary of Stater N.V.
(6) Wholly-owned subsidiary of Infosys Nova Holdings LLC
(7) Majority-owned and controlled subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd).*
(8) Wholly-owned subsidiary of Panaya Inc.
(9) Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*
(10) Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(11) Wholly-owned subsidiary of Infosys Public Services, Inc.
(12) On November 24, 2023, Stater Participations B.V. (a wholly-owned subsidiary of Stater N.V.) merged with Stater N.V. and Stater Belgium N.V./S.A, which was formerly a wholly-owned subsidiary of Stater Participations B.V. became a wholly-owned subsidiary of Stater N.V.
(13) Wholly-owned subsidiary of Infy Consulting Company Limited
(14) Wholly-owned subsidiary of Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*
(15) Incorporated on July 3, 2024
(16) Wholly-owned subsidiary of Fluido Oy
(17) Wholly-owned subsidiary of BASE life science A/S
(18) Wholly-owned subsidiary of GuideVision s.r.o.
(19) On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of Wongdoody Gmbh *(formerly known as oddity GmbH).*
(20) On September 1, 2023, Infosys Ltd. acquired 100% of voting interests in IDUNN Information Technology Private Limited *(formerly Danske IT and Support Services India Private Limited ("Danske IT")).*
(21) Wholly-owned subsidiary of WongDoody Gmbh *(formerly known as oddity GmbH).*
(22) Wholly-owned subsidiary of Infosys Fluido UK, Ltd.
(23) Under liquidation
(24) Majority-owned and controlled subsidiary of Infosys Limited
(25) Wholly-owned subsidiary of Brilliant Basics Holding Limited
(26) On July 17, 2024, Infosys Germany GmbH, a wholly-owned subsidiary of Infosys Singapore Pte. Ltd, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, ProIT, in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and in-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (in-tech Automotive Engineering Bejing Co., Ltd). Subsequently on September 1, 2024, in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.
(27) On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Blitz 24-893 SE.
(28) WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025.
(29) in-tech Holding GmbH and Friedrich & Wagner Asia Pacific GmbH merged into in-tech GmbH effective January 1, 2025.
(30) Kaleidoscope Animations, Blue Acorn iCi Inc and Outbox systems Inc. dba Simplus (US) merged into Infosys Nova Holdings LLC effective January 1, 2025.
(31) Incorporated on July 26, 2024
(32) On May 10, 2024, Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited.
(33) Wholly-owned subsidiary of InSemi Technology Services Private Limited

Notes:

1. Investments exclude investments in subsidiaries
2. Proposed dividend from any of the subsidiaries is nil except for Infosys BPM Limited and EdgeVerve which proposed a final dividend of ₹1,03,000 per equity share (₹10,000 par value) and ₹8.00 per equity share (₹10 par value) subject to approval of shareholders in the ensuing Annual General Meeting of Infosys BPM Limited and EdgeVerve respectively.
3. Reserve and Surplus includes Other comprehensive income and securities premium.
4. Skava Systems Private Limited a wholly-owned subsidiary of Infosys Ltd has been liquidated effective November 14, 2024.
5. Infosys Limited SPC, a wholly owned subsidiary of Infosys Ltd, incorporated, effective December 12, 2024 and has yet to commence operations.
6. Infosys BPM Netherlands B.V, a wholly owned subsidiary of Infosys BPM Ltd, incorporated, effective March 20, 2025 and has yet to commence operations.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman
DIN: 00041245

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. ACS 21918

Bengaluru
April 17, 2025

Annexure 2 – Particulars of contracts / arrangements made with related parties

[Pursuant to Clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013, and Rule 8(2) of the Companies (Accounts) Rules, 2014 – AOC-2]

This Form pertains to the disclosure of particulars of contracts / arrangements entered into by the Company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013, including certain arm's length transactions under third proviso thereto.

Details of contracts or arrangements or transactions not at arm's length basis

There were no contracts or arrangements or transactions entered into during the year ended March 31, 2025, which were not at arm's length basis.

Details of material contracts or arrangement or transactions at arm's length basis

There were no material contracts or arrangements or transactions entered into during the year ended March 31, 2025.

for and on behalf of the Board of Directors

Sd/-	Sd/-
Nandan M. Nilekani	**Salil Parekh**
Chairman	*Chief Executive Officer and Managing Director*
DIN: 00041245	DIN: 01876159

Bengaluru
April 17, 2025

There were no material contracts, arrangements, or transactions requiring disclosure under the Companies Act, 2013. However, the Company has obtained shareholder's approval for material related party transactions in accordance with Regulation 23 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The details of these transactions are available at the following link: https://www.bseindia.com/xml-data/corpfiling/AttachHis/e0a622f0-71e9-4868-836f-ec073491004e.pdf.

Annexure 3 – Particulars of employees

We are a leading provider of consulting, technology, outsourcing, and next-generation digital services. We enable clients across 59 countries to outperform their competition and stay ahead on the innovation curve. The remuneration and perquisites provided to our employees, including that of the Management, are on par with industry benchmarks. The Nomination and Remuneration committee continuously reviews the compensation of the CEO and Senior Management Personnel (SMP) to align both the short-term and long-term business objectives of the Company and to link compensation with the achievement of goals.

The details of remuneration to directors, Key Managerial Personnel and other employees are in compliance with Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014. In accordance with the requirements, tables 3(a) and 3(b) include the perquisite value of stock incentives at the time of their exercise and do not include the value of the stock incentives at the time of grant.

The change in remuneration in fiscal 2025 as compared to fiscal 2024 is primarily on account of change in perquisite value of stock incentives granted in previous years and exercised during the year and revision in compensation. The change in perquisite value of stock incentives exercised during the year also includes the impact of number of units exercised.

Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

3(a) Remuneration details of directors and KMP

Name	Director Identification Number (DIN)	Title	% increase of remuneration in fiscal 2025 as compared to fiscal 2024 [1]	Ratio of remuneration to MRE [1]	% increase of remuneration in fiscal 2025 as compared to fiscal 2024 (excluding perquisite value of stock incentives exercised during the year)	Ratio of remuneration to MRE (excluding perquisite value of stock incentives exercised during the year)	No. of RSUs granted in fiscal 2025
Nandan M. Nilekani[2]	00041245	Non-executive and Non-independent Chairman	–	–	–	–	–
D. Sundaram	00016304	Independent Director	2	27	2	27	–
Michael Gibbs	08177291	Independent Director	3	29	3	29	–
Bobby Parikh	00019437	Independent Director	2	21	2	21	–
Chitra Nayak	09101763	Independent Director	4	26	4	26	–
Govind Iyer	00169343	Independent Director	2	23	2	23	–
Helene Auriol Potier	10166891	Independent Director	NA	21	NA	21	–
Nitin Paranjpe	00045204	Independent Director	NA	18	NA	18	–
Salil Parekh[3]	01876159	Chief Executive Officer and Managing Director	22	752	14	290	3,82,071
Jayesh Sanghrajka[4]	NA	Chief Financial Officer	NA	85	NA	30	32,010
A.G.S. Manikantha[5]	NA	Company Secretary	(4)	13	4	11	2,000

MRE – Median Remuneration of Employees

Notes:

The remuneration details in the above table pertain to directors and KMP as required under the Companies Act, 2013. The table above additionally includes the % increase in remuneration and ratio of remuneration to MRE, excluding perquisite value of stock incentives exercised during the year.

The details in the above table are on accrual basis.

The % increase of remuneration is provided only for those directors and KMP, who have drawn remuneration from the Company for full fiscal 2025 and full fiscal 2024. The ratio of remuneration to MRE is provided only for those directors and KMP who have drawn remuneration from the Company for the full fiscal 2025.

The change in remuneration in fiscal 2025 as compared to fiscal 2024 is primarily on account of change in perquisite value of stock incentives granted in previous years and exercised during the year, and revision in compensation.

(1) Remuneration to KMP includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2025 is mentioned in the above table. Independent directors are not entitled to any stock incentives.

(2) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(3) a) Remuneration includes ₹49.50 crore pertaining to exercise of 3,06,276 Restricted Stock Units (RSUs) under the 2015 Plan and 39,141 RSUs under the 2019 Plan during fiscal 2025.

b) On the recommendation of the Nomination and Remuneration Committee and as approved by the shareholders, in accordance with the terms of his employment agreement effective July 1, 2022, the Board approved

i) the grant of 2,45,679 performance-based RSUs under the 2015 Plan effective May 2, 2024. These will vest based on the achievement of certain performance targets.

ii) the grant of 14,140 performance-based RSUs under the 2015 Plan effective May 2, 2024. These will vest based on the achievement of certain environment, social and governance milestones as determined by the Board.

iii) the grant of 35,349 performance-based RSUs under the 2015 Plan effective May 2, 2024. These will vest based on the achievement of the Company's performance on cumulative relative TSR over the years and as determined by the Board.

iv) the grant of 16,204 annual time-based RSUs for fiscal 2025 under the 2015 Plan effective February 1, 2025. These will vest over a period of three years.

v) the grant of 70,699 performance-based RSUs for fiscal 2025 under the 2019 Plan effective May 2, 2024. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the employment agreement.

(4) a) Remuneration includes ₹5.84 crore on account of exercise of 30,621 RSUs under the 2015 Plan and 6,494 RSUs under the 2019 Plan during fiscal 2025.

b) On the recommendation of the Nomination and Remuneration Committee, the Board approved

i) the grant of 18,010 time-based RSUs under the 2015 Plan effective February 15, 2025. These will vest over a period of four years.

ii) the grant of 14,000 performance-based RSUs under the 2019 Plan effective February 15, 2025. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

c) Jayesh Sanghrajka was appointed as Chief Financial Officer of the Company effective April 1, 2024.

(5) a) Remuneration includes ₹0.30 crore on account of exercise of 751 RSUs under the 2015 Plan and 1,093 RSUs under the 2019 Plan during fiscal 2025.

b) On the recommendations of the Nomination and Remuneration Committee, the Board approved the grant of 2,000 performance-based RSUs under the 2019 Plan effective February 15, 2025. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

The MRE was ₹10,72,008 and ₹9,77,868 in fiscal 2025 and fiscal 2024, respectively. The increase in MRE in fiscal 2025, as compared to fiscal 2024, is 9.63%.

The average annual increase in the salaries of employees was 12% in India after accounting for promotions and other event-based compensation revisions for employees covered as part of the rewards program. Employees outside India received a wage increase in line with the market trends in the respective countries.

3(b) Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Top 10 employees in terms of remuneration drawn during the year

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Location	Remuneration in fiscal 2025 (in ₹) [1]	No. of RSUs granted in fiscal 2025 [2]	Previous employment and designation
Salil Parekh	CEO & MD	B.Tech, ME	60	37	Jan 2, 2018	India	80,62,36,456[3]	3,82,071	Capgemini, Director General
Karmesh Gul Vaswani	Segment Head – CPG, Logistics & Retail	BE	53	32	Mar 3, 2003	UK	21,64,37,027[4]	62,980	Accenture, Senior Manager
Inderpreet Sawhney	Chief Legal Officer and Chief Compliance Officer	BA LLB, LLM	60	34	Jul 3, 2017	US	20,09,01,326[5]	60,240	Wipro, Senior Vice President and General Counsel
Martha King	Chief Client Officer	BS	61	40	Oct 12, 2020	US	16,08,78,772[6]	46,130	Vanguard, Managing Director
Jasmeet Singh	Segment Head – Manufacturing	B.Tech, MBA	53	29	May 31, 2011	US	14,88,98,433[7]	53,320	HCL America, Vice President
Anand Swaminathan	Segment Head – Communication, Media and Technology	ACS, AICWA, MS	53	33	Apr 26, 1999	US	14,46,55,601[8]	53,320	Rane Brake Linings Limited, Manager Information Technology
Ashiss Kumar Dash	Segment Head – Energy, Utilities, Resources and Services	B.Tech (H)	53	31	May 8, 1995	US	12,71,82,708[9]	55,300	Indal, Process Engineer
Anant Raghavendra Adya	Service Offering Head	B.Sc	52	30	Nov 10, 2008	US	12,20,54,412[10]	28,880	Wipro, Project Manager
Gavin Sheldon	Head – Entertainment and Connectivity Platforms	Diploma A Level	49	30	Nov 6, 2023	UK	11,36,49,276[11]	11,320	Liberty Global, Managing Director
Upendra Kohli	Industry Head – Communications, Media and Technology	BE, MBA	55	32	Jan 2, 2019	US	10,73,36,286[12]	26,610	Telstra, Managing Director

Notes: The details in the above table are on accrual basis for better comparability with the KMP remuneration disclosures included in other sections of this Annual Report.

The aforementioned employees have / had permanent employment contracts with the Company.

Employees mentioned above are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Clause (iii) of sub-rule (2) of Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.
For employees based overseas, average exchange rates have been used for conversion to INR.

[1] Includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961 or relevant overseas tax regulations as applicable. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2025 is included in the table above.

[2] Includes equity-settled and cash-settled RSUs issued at par under the 2015 and 2019 Plans.

[3] Remuneration includes ₹49.50 crore on account of exercise of 3,06,276 RSUs under the 2015 Plan and 39,141 RSUs under the 2019 Plan during fiscal 2025.

[4] Remuneration includes ₹10.22 crore on account of exercise of 47,850 RSUs under the 2015 Plan and 13,662 RSUs under the 2019 Plan during fiscal 2025.

[5] Remuneration includes ₹10.04 crore on account of exercise of 47,386 RSUs under the 2015 Plan and 14,499 RSUs under the 2019 Plan during fiscal 2025.

[6] Remuneration includes ₹6.97 crore on account of exercise of 28,267 RSUs under the 2015 Plan and 12,789 RSUs under the 2019 Plan during fiscal 2025. She has resigned from the Company and her last working day was March 21, 2025.

[7] Remuneration includes ₹7.61 crore on account of exercise of 35,506 RSUs under the 2015 Plan and 11,086 RSUs under the 2019 Plan during fiscal 2025.

[8] Remuneration includes ₹7.18 crore on account of exercise of 35,757 RSUs under the 2015 Plan and 10,753 RSUs under the 2019 Plan during fiscal 2025.

[9] Remuneration includes ₹6.50 crore on account of exercise of 23,957 RSUs under the 2015 Plan and 10,630 RSUs under the 2019 Plan during fiscal 2025.

[10] Remuneration includes ₹7.03 crore on account of exercise of 42,443 RSUs under the 2015 Plan and 8,418 RSUs under the 2019 Plan during fiscal 2025.

[11] Remuneration includes ₹0.50 crore on account of exercise of 2,700 RSUs under the 2015 Plan during fiscal 2025.

[12] Remuneration includes ₹3.96 crore on account of exercise of 15,008 RSUs under the 2015 Plan and 5,715 RSUs under the 2019 Plan during fiscal 2025.

Annexure 4: Independent Auditor's certificate on corporate governance

REF:IL/2025-26/001

INDEPENDENT AUDITOR'S CERTIFICATE

TO THE MEMBERS OF INFOSYS LIMITED

CERTIFICATE ON CORPORATE GOVERNANCE

1. This certificate is issued in accordance with the terms of our engagement letter reference no. IL/2024-25/11 dated July 6, 2024.
2. We, Deloitte Haskins & Sells LLP, Chartered Accountants, the Statutory Auditors of Infosys Limited ("the Company"), have examined the compliance of conditions of Corporate Governance by the Company, for the year ended on March 31, 2025, as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations").

Managements' Responsibility

3. The compliance of conditions of Corporate Governance is the responsibility of the Management. This responsibility includes the design, implementation and maintenance of internal control and procedures to ensure the compliance with the conditions of the Corporate Governance stipulated in Listing Regulations.

Auditor's Responsibility

4. Our responsibility is limited to examining the procedures and implementation thereof, adopted by the Company for ensuring compliance with the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.
5. We have examined the books of account and other relevant records and documents maintained by the Company for the purposes of providing reasonable assurance on the compliance with Corporate Governance requirements by the Company.
6. We have carried out an examination of the relevant records of the Company in accordance with the Guidance Note on Certification of Corporate Governance issued by the Institute of the Chartered Accountants of India (the ICAI), the Standards on Auditing specified under Section 143(10) of the Companies Act 2013, in so far as applicable for the purpose of this certificate and as per the Guidance Note on Reports or Certificates for Special Purposes issued by the ICAI which requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.
7. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

8. Based on our examination of the relevant records and according to the information and explanations provided to us and the representations provided by the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the Listing Regulations during the year ended March 31, 2025.
9. We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For **DELOITTE HASKINS & SELLS LLP**
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sd/-

Vikas Bagaria
Partner
(Membership No. 060408)
UDIN: 25060408BMOCIM8815

Place: Bengaluru
Date: April 17, 2025

Annexure 5 – Secretarial audit report for the financial year ended March 31, 2025
Form No. MR-3

[Pursuant to Section 204(1) of the Companies Act, 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,
The Members,
Infosys Limited
Electronics City, Hosur Road
Bengaluru-560100, Karnataka, India

We have conducted the Secretarial Audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **Infosys Limited** ("the Company"). The Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Auditor's responsibility

Our responsibility is to express an opinion on the compliance of the applicable laws and maintenance of records based on audit. We have conducted the audit in accordance with the applicable Auditing Standards issued by The Institute of Company Secretaries of India. The Auditing Standards require that the Auditor shall comply with statutory and regulatory requirements and plan and perform the audit to obtain reasonable assurance about compliance with applicable laws and maintenance of records.

Based on our verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of Secretarial Audit, we hereby report that in our opinion, the Company has, during the audit period from April 01, 2024 to March 31, 2025 ("the audit period") complied with the statutory provisions listed hereunder and also that the Company has proper Board processes and compliance mechanisms in place to the extent and in the manner reporting made hereinafter:

(i) The Companies Act, 2013 ("the Act") and the rules made thereunder;

(ii) The Securities Contracts (Regulation) Act, 1956 and the rules made thereunder;

(iii) The Depositories Act, 1996 and the Regulations and bye-laws framed there under;

(iv) Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment (External Commercial Borrowings are not applicable to the Company during the Audit Period);

(v) The following regulations and guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ("the SEBI Act"): -

a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018; **(Not applicable to the Company during the audit period)**

d) The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

e) The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021; **(Not applicable to the Company during the audit period)**

f) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021; **(Not applicable to the Company during the audit period)** and

h) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018. **(Not applicable to the Company during the audit period)**

We have also examined compliance with the applicable clauses of the following:

(i) Secretarial Standards issued by The Institute of Company Secretaries of India.

(ii) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and amendments made thereunder ("Listing Regulations").

We further report that, with regard to the compliance system prevailing in the Company and on the examination of the relevant documents and records in pursuance thereof, on test-check basis, the Company has generally complied with the following laws applicable specifically to the Company:

- The Special Economic Zones Act, 2005 and the rules made thereunder; and
- Software Technology Parks of India Rules and Regulations

During the audit period, the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines and Standards etc. made thereunder.

We further report that

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors, and Independent Directors. The changes in the composition of the Board of Directors that took place during the audit period were carried out in compliance with the provisions of the Act and Listing Regulations.

Adequate notice was given to all directors to schedule Board meetings, agenda and detailed notes on agenda were sent at least seven days in advance. A system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board meetings and Committee meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committees of the Board, as the case may be.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations, and guidelines.

We further report that during the audit period,

a) the Company has issued and allotted 8,81,635 Equity Shares of face value of ₹5/- each pursuant to 2015 Stock Incentive Compensation Plan and 15,14,356 Equity Shares of face value of ₹ 5/- each pursuant the Infosys Expanded Stock Ownership Program 2019.
b) the Company has intimated on January 13, 2021, regarding voluntary winding up of Skava Systems Private Limited, a wholly owned subsidiary. NCLT, Division Bench – 1, Chennai has passed an order to liquidate Skava and shall stand dissolved as on the date of the order i.e. November 14, 2024.

For Makarand M. Joshi & Co.
Company Secretaries
ICSI UIN: P2009MH007000
Peer Review Cert. No.: 6290/2024

Sd/-

Makarand M. Joshi
Partner
FCS: 5533
CP: 3662
UDIN: F005533G000133045

Place: Mumbai
Date: April 17, 2025

This report is to be read with Annexure A, which forms an integral part of this report.

Annexure A

To,
The Members,
Infosys Limited
Electronics City, Hosur Road
Bengaluru-560100, Karnataka, India

Our report of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the Management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.
2. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that accurate facts are reflected in secretarial records. We believe that the processes and practices we followed provide a reasonable basis for our opinion.
3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the company.
4. Wherever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.
5. The compliance of the provisions of corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on test basis.
6. The Secretarial Audit report is neither an assurance of the future viability of the Company nor of the efficacy or effectiveness with which the Management has conducted the affairs of the Company.

For Makarand M. Joshi & Co.
Company Secretaries
ICSI UIN: P2009MH007000
Peer Review Cert. No.: 6290/2024

Sd/-

Makarand M. Joshi
Partner
FCS: 5533
CP: 3662
UDIN: F005533G000133045

Place: Mumbai
Date: April 17, 2025

Annexure 6 – Annual report on CSR activities

[Pursuant to Section 135 of the Companies Act, 2013 read with Companies (Corporate Social Responsibility Policy) Rules, 2014, as amended.]

1. Brief outline on CSR Policy of the Company:

Over the years, we have been focusing on sustainable business practices encompassing economic, environmental and social imperatives that not only cover business, but also the communities around us. Our Corporate Social Responsibility ("CSR") encompasses holistic community development and institution building, while shaping and sharing solutions that serve the development of businesses and communities. Infosys' CSR Policy aims to contribute to the sustainable development of society and the environment, and to make our planet more livable for future generations. Infosys' CSR activities, amongst others, focuses on Education and Skill Development to Enable Sustained Livelihoods, Healthcare Including Preventive Health, Environmental Sustainability and Ecological Balance, Gender Equality and Empowerment of Women, Promotion of National Heritage, Art and Culture, Rural Development and Disaster Relief and Rehabilitation.

CSR activities

Infosys Limited ("Infosys" or "the Company") has been an early adopter of CSR initiatives. Infosys undertakes CSR initiatives both directly as well as through Infosys Foundation ("the Foundation"). The Foundation was established in 1996 with a vision to boosting our CSR initiatives. This was long before the Companies Act, 2013 mandated CSR activities to be undertaken by the Company.

Key highlights of the activities during the year are listed below:

- Infosys Springboard digital literacy program powered by tech platform that enables students to learn core digital and life skills and become lifelong learners
- Initiate the Universal Cornea Care Mission at L.V. Prasad Eye Institute by optimizing, operationalizing and validating the model and define an actionable strategy to replicate across the country
- Construction of mother and child healthcare center at Government Hospital, Kunigal
- Achieve environmental sustainability, maintain ecological balance, and enhance farmer profitability through tree plantation initiatives
- Scholarships for students who intend to pursue undergraduate studies in NIRF-accredited colleges in the fields of Engineering and other STEM streams such as nursing, pharmacy, biochemistry and biotechnology etc.
- Equipment for an advanced lab setup and a central hub for open, accessible, advanced multidisciplinary and interdisciplinary science education, particularly in chemistry and life sciences at the International Foundation for Research and Education
- Setting up the Center for Cybercrime Investigation, training and research to accelerate and strengthen cybercrime investigation momentum through capacity-building, research and development
- Rapid operationalization of Madras Medical Hospital, encompassing high risk Ante-natal ward, ICU and OT and the cardio-obstetric ward at the hospital by providing quality medical equipment
- Launched education to employment initiatives that focus on skilling underserved youth through strategic partnerships and livelihood training programs.
- Collaborated with leading sports foundations to build inclusive training ecosystems that identify and nurture athletic talent across the country.
- Enabled girls from disadvantaged backgrounds to prepare for competitive exams and pursue higher education in STEM fields.

2. Composition of CSR Committee:

Sl. No.	Name of the director	Designation / Nature of directorship	Number of meetings of CSR Committee held during the year	Number of meetings of CSR Committee attended during the year
1	Govind Iyer	Chairperson	4	4
2	Chitra Nayak	Member	4	4
3	Michael Gibbs	Member	4	4

3. Web link(s) for composition of CSR Committee, CSR policy and CSR projects approved by the Board:

- The composition of the CSR committee is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/committee-composition.pdf.
- The Committee, with the approval of the Board, has adopted the CSR Policy as required under Section 135 of the Companies Act, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf.
- The Company has also adopted the CSR committee charter, which is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf.
- The Board, based on the recommendation of the CSR Committee, at its meeting held on April 10, 2025, has approved the annual action plan / projects for fiscal 2026, the details of which are available on our website, at https://www.infosys.com/investors/reports-filings/documents/csr-projects2025-26.pdf.

4. Executive summary along with web-link(s) of Impact Assessment of CSR Projects carried out in pursuance of sub-rule (3) of rule 8, if applicable:

The Company has been implementing various CSR projects for holistic community development and institution building to serve the enrichment and evolution of businesses and communities. For fiscal 2025, the Company has engaged an external agency to provide support and assistance for an independent review and impact assessment.

Methodology:

In order to assess the impact of its CSR projects, a mixed-method approach was deployed which involved either one of or both the quantitative and qualitative research tools (as relevant) for primary data collection. Using these tools, the team conducted interactions (virtual and on-field) with the project beneficiaries and other relevant stakeholders. Post data collection and analysis, the key insights and findings were collated in the form of a consolidated report for the Management's consideration. This study was guided by the Inclusiveness, Relevance, Effectiveness, Convergence and Sustainability (IRECS) Framework which was used to provide overall feedback on the efficacy of implementation as well, as its efficiency in terms of achievement of the desired project outputs with reference to inputs.

Summary:

During the year, impact assessment study was conducted on 26 eligible CSR projects which impacted 1.3 crore beneficiaries across various states in India. These projects align with the ESG framework and support 13 of the UN SDG goals which cover the broad themes of education, healthcare, women empowerment, sustainability and others.



Theme 1: Education

Impact: Emphasis on digital education and easy access to the online learning content ensured a positive impact on the students academic performance and a reduction in the dropout rates.

Sl. No.	CSR Project under Assessment	Project Location	Implementation
1.	Infosys Springboard – Digital learning and reskilling program	Across India	Self implementation
2.	Training on cybercrime investigation to various stakeholders	Bengaluru, Karnataka	Infosys Foundation
3.	Training of Government Schools' Science and Math teachers	Andhra Pradesh and Odisha	Infosys Foundation
4.	Urban Digital Stem Program	6 states across India	Infosys Foundation
5.	Mo School Abhiyan Parichalana Sangathan (MSAPS)	25 districts in Odisha	Infosys Foundation
6.	eVidyaloka – Rural Digital and STEM Education Program	Karnataka, Rajasthan and Madhya Pradesh	Infosys Foundation
7.	Blended Education Certificate Program in Public Health Nursing	Gurugram, Haryana, Bhubaneshwar and Odisha	Infosys Foundation
8.	Capacity expansion and rezoning of the Narayan Rao Melgiri National Law Library at National Law School of India University	Bengaluru, Karnataka	Infosys Foundation

Sl. No.	CSR Project under Assessment	Project Location	Implementation
9.	Construction of a multipurpose hall at Karnataka Public School	Chitradurga, Karnataka	Infosys Foundation
10.	Digital inclusion for democratising access to library resources at National Law School of India University	Bengaluru, Karnataka	Infosys Foundation

Theme 2: Healthcare

Impact: Enhanced healthcare infrastructure and access, particularly benefiting vulnerable populations, by equipping hospitals with advanced medical technology.

Sl. No.	CSR Project under Assessment	Project Location	Implementation Partner
1.	Provision of diagnostic and medical care equipment to Rajiv Gandhi Government General Hospital, Chennai (RGGGH)	Chennai, Tamil Nadu	Infosys Foundation
2.	Cath lab and vascular access center	Bengaluru, Karnataka	Infosys Foundation
3.	Contribution to Yashwantrao Chavan Memorial Hospital (YCMH) for Modular Operation Theatre	Pimpri-Chinchwad, Pune, Maharashtra	Infosys Foundation
4.	The Lancet Citizens' Commission on Reimagining India's Health System	Vellore, Tamil Nadu	Self implementation
5.	Free dialysis care for women patients	Bengaluru, Karnataka	Infosys Foundation
6.	20-bed ICU facility at Telangana State Road Transport Corporation (TSRTC) Hospital	Hyderabad, Telangana	Infosys Foundation
7.	Advancing healthcare access at KEM Hospital, Pune	Pune, Maharashtra	Infosys Foundation

Theme 3: Sustainability

Impact: Improved cook stove projects reported reduction in waste generation, cooking time, indoor air pollution and associated health hazards. Women have been empowered through engagement in social activities within their community. Additionally, efforts to restore historic water systems have improved water management, preserved cultural heritage, and enhanced groundwater recharge, ensuring reliable water access.

Sl. No.	CSR Project under Assessment	Project Location	Implementation Partner
1.	Improved woodstoves in Udaipur – helping women and environment	Udaipur, Rajasthan	Self implementation
2.	Improved woodstoves in Maharashtra – helping women and environment	Solapur, Latur, Osmanabad, Maharashtra	Self implementation
3.	Restoration of historic stepwells and traditional water systems at Rashtrapati Nilayam, Hyderabad	Hyderabad, Telangana	Infosys Foundation

Theme 4: Women empowerment

Impact: Improving healthcare accessibility and easing financial burdens for underserved populations. These projects have increased female enrollment and improved facilities, while support for military families has provided essential financial and emotional aid to them. Skill development among women has also addressed employment disparities, fostering growth and sustainable development.

Sl. No.	CSR Project under Assessment	Project Location	Implementation Partner
1.	Infant and Maternity Hospital, Kanakapura	Ramanagara, Karnataka	Infosys Foundation
2.	Construction of a girls' hostel facility for the Indian Institute of Information Technology (IIIT), Tiruchirappalli	Tiruchirappalli, Tamil Nadu	Infosys Foundation

Sl. No.	CSR Project under Assessment	Project Location	Implementation Partner
3.	Rehabilitation and welfare grants for veterans and their families	Across India	Infosys Foundation
4.	Women in Technology program	13 cities in 10 states of India	Infosys Foundation

Theme 5: Other Themes

Impact : To promote the societal upliftment and environmental sustainability. Social Innovation Awards have recognized technology-based solutions in areas such as women empowerment, healthcare and education to empower marginalized communities. Additionally, the development of advanced animal enclosures has supported wildlife conservation and increased public engagement.

Sl. No.	CSR Project under Assessment	Project Location	Implementation Partner
1.	Aarohan Social Innovation Awards	Pan India	Infosys Foundation
2.	Construction of a gorilla enclosure at Sri Chamarajendra Zoological Gardens, Mysuru	Mysuru, Karnataka	Infosys Foundation

Detailed impact assessment reports can be accessed at csr-impact-assessment-reports2024-25.pdf.

5. **(a) Average net profit of the Company as per sub-section (5) of Section 135:** ₹26,992.44 crore

(b) Two percent of average net profit of the Company as per sub-section (5) of Section 135: ₹539.85 crore

(c) Surplus arising out of the CSR projects or programs or activities of the previous financial years: ₹2.56 crore*

(d) Amount required to be set-off for the financial year, if any: Nil

(e) Total CSR obligation for the financial year [(b)+(c)-(d)]: ₹542.41 crore

* The surplus relates to fiscal 2025.

6. **(a) Amount spent on CSR projects (both ongoing project and other than ongoing project):** ₹518.95 crore

(b) Amount spent in administrative overheads: ₹6.47 crore

(c) Amount spent on Impact Assessment, if applicable: ₹0.84 crore

(d) Total amount spent for the financial year [(a)+(b)+(c)]: ₹526.26 crore

(e) CSR amount spent or unspent for the financial year:

Total amount spent for the financial year (In ₹ crore)	Amount unspent (In ₹ crore)				
	Total amount transferred to unspent CSR account as per sub-section (6) of Section 135		Amount transferred to any fund specified under Schedule VII as per second proviso to sub-section (5) of Section 135		
	Amount (In ₹ crore)	Date of transfer	Name of the fund	Amount	Date of transfer
526.26*	16.15	28.04.2025	NA	NA	NA

Note:

* Includes surplus of ₹2.56 crore generated and spent during the year.

(f) Excess amount for set-off, if any:

Sl. No.	Particulars	Amount (In ₹ crore)
(i)	Two percent of average net profit of the Company as per sub-section (5) of Section 135	539.85
(ii)	Total amount spent for the financial year[(1)]	523.70
(iii)	Excess amount spent for the financial year [(ii)-(i)]	Nil
(iv)	Surplus arising out of the CSR projects or programs or activities of the previous financial years, if any[(2)]	2.56
(v)	Amount available for set off in succeeding financial years [(iii)-(iv)]	Nil

(1) Excludes surplus relating to fiscal 2025

(2) The surplus relates to fiscal 2025

7. Details of Unspent Corporate Social Responsibility amount for the preceding three financial years:

(In ₹ crore)

Sl. No.	Preceding financial year(s)	Amount transferred to unspent CSR account under sub-section (6) of Section 135	Balance amount in unspent CSR account under sub-section (6) of Section 135 [1]	Amount spent in the financial year	Amount transferred to a fund as specified under Schedule VII as per second proviso to sub-section (5) of Section 135, if any		Amount remaining to be spent in succeeding financial years	Deficiency, if any
					Amount	Date of transfer		
1	Fiscal 2022	51.79	0.20	0.20	Nil	NA	Nil	NA
2	Fiscal 2023	45.33	6.64	6.55	Nil	NA	0.08	NA
3	Fiscal 2024	39.54	39.54	39.51	Nil	NA	0.03	NA

Note:

[1] Unspent balance as on April 1, 2024

8. Details of capital assets created or acquired through Corporate Social Responsibility amount spent during the financial year:

● Yes ○ No

If Yes, enter the number of Capital assets created / acquired: 32

Furnish the details relating to such asset(s) so created or acquired through Corporate Social Responsibility amount spent in the financial year:

Sl. No.	Short particulars of the property or asset(s) [including complete address and location of the property]	Pin code of the property or asset(s)	Date of creation	Amount of CSR amount spent[1] (in ₹ crore)	Details of entity / Authority / beneficiary of the registered owner		
					CSR Registration Number, if applicable	Name	Registered address
1.	Equipment for an advanced chemical biology lab setup Address: International Foundation for Research and Education (Ashoka University), farm house 2, Green Avenue Lane, d - 3, Vasant Kunj, New Delhi - 110070	110070	Jan 17, 2025	23.10[2]	CSR00000712	International Foundation for Research and Education (Ashoka University)	Farm house 2, Green Avenue Lane, d - 3,Vasant Kunj, New Delhi - 110070
2.	Providing medical equipment Address: Madras Medical Collegex, Poonamallee High Road, Park Town, Chennai - 6000003	600003	Mar 26, 2025	11.75[2]	NA	Madras Medical College	Poonamallee High Road, Park Town, Chennai - 6000003
3.	Medical equipment and software support for Mother and Child Block Address: AIIMS Ansari Nagar, New Delhi - 110029	110029	Mar 27, 2025	6.27[2]	NA	All India Institute of Medical Sciences (AIIMS)	AIIMS Ansari Nagar, New Delhi - 110029
4.	Biogas units for smoke-free kitchens to various beneficiaries Address: Bagalakote, Karnataka	587101	Jun 19, 2024	3.84	NA	Various beneficiaries (Individual households)	Bagalakote, Karnataka
5.	Construction of STEM labs at 60 schools across India Address: Ramakrishna Mission, PO Belur Math, Howrah, West Bengal - 711202	711202	Mar 21, 2025	2.13[2]	CSR00006101	Ramakrishna Mission	P.O. Belur Math, Dist. Howrah West Bengal - 711 202

Sl. No.	Short particulars of the property or asset(s) [including complete address and location of the property]	Pin code of the property or asset(s)	Date of creation	Amount of CSR amount spent[1] (in ₹ crore)	Details of entity / Authority / beneficiary of the registered owner		
					CSR Registration Number, if applicable	Name	Registered address
6.	Construction of 200 houses for the flood affected families at Kodagu Address: The Deputy Commissioner, Office of Additional Deputy Commissioner(Rehabilitation), District Officers Complex, Madikeri, Kodagu - 571201	571201	Feb 19, 2025	1.48[2]	NA	Office of Additional Deputy Commissioner (Rehabilitation)	The Deputy Commissioner, Office of Additional Deputy Commissioner (Rehabilitation), District Officers Complex, Madikeri, Kodagu - 571201

Note :

The above table includes assets which have been completed in fiscal 2025.

Amount spent in fiscal 2025 and does not indicate the complete value of the asset.

[1] The details of CSR projects less than ₹1 crore will be made available on the website, at https://www.infosys.com/investors/reports-filings/documents/csr-capital-assets2024-25.pdf

[2] Amount spent in previous fiscal years:

(i) Equipment for an advanced chemical biology lab setup: ₹3.90 crore

(ii) Providing medical equipment: ₹19.31 crore

(iii) Medical equipment and software support for Mother and Child Block: ₹70.20 crore

(iv) Construction of STEM labs at 60 schools across India: ₹24.82 crore

(v) Construction of 200 houses for the flood affected families at Kodagu: ₹30.09 crore

9. Specify the reason(s), if the Company has failed to spend two per cent of the average net profit as per sub-section (5) of Section 135.

During fiscal 2025, the Company has spent ₹526.26 crore on various projects including surplus of ₹2.56 crore. The unspent balance of ₹16.15 crore is towards various ongoing projects and will be transferred to the unspent CSR account and spent in accordance with the CSR Rules.

Sd/-

Govind Iyer
Chairman, CSR Committee
DIN: 00169343

Sd/-

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bengaluru
April 17, 2025

Additional information – Global CSR activities

Over and above the requirements of the Companies Act, 2013, Infosys has expanded its CSR footprint globally. The details of the activities of Infosys Foundation USA in fiscal 2025 are provided in the *Corporate governance report*. The expenditure made towards CSR in Australia, Europe and through Infosys Foundation USA is as follows:

Focus area	Amount in USD
Student education	1,662,664
Teacher training	1,515,161
Advocacy and awareness	1,043,843
Class room aids and technology	179,310
Research and Curriculum	90,000
Operating expenses	273,828
Grand total*	**4,764,806**

* Equivalent to ₹40 crore

Annexure 7 – Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo.

[Particulars pursuant to the Companies (Accounts) Rules, 2014]

Our focused approach on energy efficiency, renewable energy and carbon offset projects over the years resulted in the Company achieving carbon neutrality for six years in a row since fiscal 2020, across all emissions. As we continue to remain carbon neutral for fiscal 2025, we have started to work towards climate positivity, aiming to restore more than we consume and to contribute actively to the health of our ecosystems and communities. We are thereby increasing our efforts in the global response to the threat of climate change.

Resource conservation initiatives

Resource conservation initiatives at Infosys have been focused, continuous and imbibed in our operations and new infrastructure development. The introduction of highly efficient new buildings, major improvements in existing buildings, intelligent automation, water management plans, and waste treatment and management projects have significantly reduced our environmental impact.

The increased adoption of renewable energy in our operations has helped avoid emissions significantly, and our high-impact carbon offset projects have enabled us to offset unavoidable emissions.

Energy: Infosys has demonstrated a strong commitment to energy conservation through a series of initiatives to improve operational efficiency and reduce overall consumption through cutting edge building designs, operational optimization and employee engagement. By combining innovative technologies with operational discipline, we have consistently reduced our energy intensity year after year. These efforts underscore Infosys' belief that systematic, technology-driven conservation strategies are crucial to achieving meaningful progress towards sustainability goals. In fiscal 2025, while our new buildings were designed to new energy efficiency benchmarks, about ₹10.7 crore was spent on retrofits in some of our older infrastructure to improve operational efficiency.

In an effort to replicate the success of high-efficiency building design and operations on a larger scale, Infosys launched a unique initiative 'ASSURE' (Accelerating Sustainable and Super-efficient Real Estate) in partnership with the Indian Institute for Human Settlements. ASSURE has a vision of accelerating decarbonization in the Indian building sector, by creating lighthouse projects, skilling students and practitioners, advocacy and other activities involving various stakeholders in the ecosystem. Our leadership is expected to drive a transformative shift towards climate-resilient buildings and align urban growth with India's broader goals under the Paris Agreement and contribute to a low-carbon future.

Renewable energy: Infosys has a total installed solar capacity of 60 MW across campuses including, a 40 MW captive solar plant in Karnataka. Additionally, the Company leverages Power Purchase Agreements (PPAs) and green tariffs to expand its clean energy portfolio. Infosys is steadily reducing its dependence on fossil fuels and accelerating the shift to a low-carbon future. In fiscal 2025, 77.7% of our electricity in India operations was met through renewables.

Green buildings: All new developments are designed to achieve the highest level of green building certification, with about 29.7 million square feet of Infosys' operational space already certified. Reinforcing Infosys' commitment to energy efficiency, resource conservation and low-carbon operations.

Smarter spaces: Infosys is reimagining the future workplace through its "workplace transformation" initiative, aligning office design with hybrid work models and sustainability goals. Next generation offices are digitally connected, ergonomically designed, and powered by intelligent energy systems that adapt to real-time usage. Building Management Systems (BMS) optimize lighting, ventilation, and cooling to minimize energy waste. By promoting flexible working practices and creating energy-efficient, human-centered environments, we are enhancing employee well-being while significantly reducing our operational footprint.

Water management: Committed to climate-positive goals, the Company ensures zero wastewater discharge, has endorsed the UN CEO Water Mandate, and aims to recharge more water than it consumes by 2030. Our efforts include demand reduction measures, wastewater recycling and rainwater harvesting initiatives. We have also implemented lake rejuvenation projects for larger community impact. Additionally, we are also sensitizing our employees on environmental protection and working with local stakeholders to improve water security to set industry benchmarks while addressing operational and ecological resilience.

Waste management: We are aiming for zero waste to landfill while aligning with sustainability goals such as the GRI 306 and Scope 3 emissions standards. Infosys adopts the principles of circular economy to minimize environmental impact. Key initiatives around segregation, effective treatment and management have resulted in achieving over 98% waste diversion from landfill in fiscal 2025. Three of our campuses have achieved TRUE certification for zero waste by the Green Business Certification Institute.

Carbon offset: Infosys addresses unavoidable emissions through community-based carbon offset projects. Projects in the clean cooking space implemented in four states across India have improved livelihoods and helped generate income for rural women.

We are also implementing large-scale carbon sequestration projects through nature-based solutions, including agroforestry initiatives. These projects go beyond environmental benefits, positively impacting small and marginal farmers by improving soil health, food security, and climate resilience.

Carbon neutral events: Infosys is committed to hosting carbon neutral events as part of its broader climate action strategy. Infosys ensures that all event-related emissions are carefully measured, minimized, and offset through certified projects. This approach not only reinforces the Company's pledge toward climate positivity, but also demonstrates Infosys' intent to extend our sustainability practices to external-facing events as well. In fiscal 2025, eight events organized by Infosys were declared carbon neutral.

Health, Safety and Environment

Our Health, Safety, and Environmental Management System (HSEMS) reflects our commitment to creating a safe, healthy, and sustainable workplace for employees, contractors, and visitors alike. Aligned with our broader climate and sustainability goals, Infosys is certified to ISO 14001:2015 for Environmental Management and ISO 45001:2018 for Occupational Health and Safety. The HSEMS is built on a strong framework of compliance, taking into account the needs of all stakeholders and ensuring adherence to applicable laws across all regions where we operate.

Technology absorption

Live Enterprise@Infosys: An enterprise that senses, feels and responds in real-time – this has been the theme of our transformation journey in the recent years. We have used a mobile-first approach so that employees are connected to the organization wherever they are and can access the organization's resources to learn and contribute. The response has been phenomenal as over 2,50,000 unique users use InfyMe mobile app every month for its 300+ features and more than 77,000 users have rated it 4.6/5 on the Google Play Store. With process bursting, we have seen many of our key processes become faster and more responsive. Following the overwhelming success in Infosys, we are also seeing interest of the Orbit platform (InfyMe version for our clients) and have more than 12 clients using the same.

Modern, hybrid, and secure workplace: Our hybrid workplace uses borderless ODCs, virtual collaboration tools, and self-service applications to enable employees to work from anywhere. Our IT management system protects data and our brand by continuously assessing vulnerabilities. Collaborative tools foster innovation and teamwork. Employees are enabled with AI-powered systems and tools to enhance productivity and decision-making, allowing the automation of repetitive tasks and improving customer experience. The cloud-first approach has helped in migrating our key security tools from legacy on-premises platforms to scalable, faster, and efficient hybrid and cloud-based solutions. This supports modern management, fosters innovation, improves user experience, and ensures data security.

Energy efficient IT infrastructure

We have adopted a multi-pronged strategy to make our network and computer workload energy-efficient and environment-friendly. Some of the measures implemented are:

Energy efficient network infrastructure: InfosysIT uses network gears with power saving features to enhance energy efficiency.

Public cloud adoption: Majority of internal IT applications have been moved to public cloud infrastructure. All our employees have been enabled for cloud-based collaboration for messaging, presence, video, and other requirements. In addition, cloud-based unified internet access and secure private access has improved hybrid work experience.

The shift to cloud has helped in optimizing the on-premises data center footprint and also to scale up the infra on demand and provision IT services seamlessly for all the new hires inducted into the organization.

Data center modernization: A strategic initiative launched by InfosysIT to modernize the data center IT landscape to make it future-ready continues to yield high rewards. Density-optimized hyperscale platforms were deployed to enable high-density server virtualization and consolidation across the enterprise. Hyperscale platforms are open-source driven infrastructure innovations that enable cloud-scale agility and efficient resource pooling and utilization. This initiative is delivering significant power savings and reduce the total cost of ownership for the organization.

InfosysIT has invested on the Data Center Infrastructure Management (DCIM) tool to get accurate visibility across the entire data centre IT and facility stack, which is the foundation for optimization initiatives.

Enterprise storage: The internal IT team provides all our delivery units with multi-protocol storage using flash, fabric pool and storage grid technology, which is a highly efficient and innovative approach to managing storage capacity. This not only saves data center footprint, but also reduces power consumption and cooling requirements, leading to overall operational savings.

Hybrid cloud storage is also used for some workloads with built-in data protection and seamless scaling, eliminating the need for buffer investments and achieving savings over on-premises data center space, power consumption and cooling.

Cloud-native development environment: The open source-based cloud-native development platform is built on Hyper Converged Infrastructure (HCI) and compute, which has helped reduce data center footprint, power and cooling consumption.

Awards and recognition

Award	Theme	Awarded by
CII – Digital Transformation (DX) Award	Most Innovative Best Practice	Confederation of Indian Industry (CII) – Centre for Digital Transformation (CDT)
CIO 100 Awards	Technological excellence demonstrated through the transformative and innovative projects	IDC and Foundry
JamF Business Resiliency Award	Modern Management and Security Evangelist	Economic Times and JamF
FICCI Young Leader Sustainability Champion award	Leadership in sustainability	Federation of Indian Chambers of Commerce and Industry (FICCI)

Research and development (R&D) expenditure – standalone

(In ₹ crore)


Revenue expenditure
695
850
Capital expenditure
7
0
Total
702
850
R&D expenditure / revenue (%)
0.54
0.62
2024
2025

Future plan of action

We will continue to collaborate with leading national and international universities, product vendors and technology startups. We are creating an ecosystem to co-create business solutions on client-specific business issues.

Foreign exchange earnings and outgo

We have built an extensive direct marketing network around the world, including North America, Europe and Asia-Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency – standalone

(In ₹ crore)


Earnings
1,25,794
1,33,294
Expenditure
72,639
77,141
Net foreign exchange earnings (NFE)
53,155
56,153
NFE / earnings (%)
42.3
42.1
2024
2025

for and on behalf of the Board of Directors

Sd/-	Sd/-
Nandan M. Nilekani *Chairman* DIN: 00041245	**Salil Parekh** *Chief Executive Officer and Managing Director* DIN : 01876159

Bengaluru
April 17, 2025

Annexure 8 – Corporate policies

We seek to promote and follow the highest level of ethical standards in all our business transactions guided by our value system. The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, mandates the formulation of certain policies for all listed companies. The corporate governance policies are available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. The policies are reviewed periodically by the Board and are updated as needed. During the year and at its meeting held on April 17, 2025, the Board revised and adopted some of the policies.

Key policies that have been adopted are as follows:

Name of the policy	Brief description	Web link
Whistleblower Policy (Policy on vigil mechanism)	The Company has adopted a Whistleblower mechanism to report concerns about unethical behavior, actual or suspected fraud, or violation of the Company's Code of Conduct and Ethics. The policy was revised and adopted effective January 16, 2025.	https://www.infosys.com/investors/corporate-governance/documents/whistleblower-policy.pdf
Code of Conduct and Ethics	The Company has adopted the Code of Conduct and Ethics, which forms the foundation of its ethics and compliance program. The policy was revised and adopted effective July 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf
Corporate Policy on Capital Allocation	The policy applies to the distribution of free cash flow as dividends or buy-back over the next five-year period ending in fiscal 2029. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf
Policy for Dividend Distribution	The Company has adopted the Dividend Distribution Policy to determine the distribution of dividends in accordance with the provisions of applicable laws. The policy was revised and adopted effective April 17, 2025.	https://www.infosys.com/investors/corporate-governance/documents/dividend-distribution.pdf
Infosys Code on Fair Disclosures and Investor Relations	The policy is aimed at providing clear guidelines and procedures for disclosing material information outside the Company in order to provide accurate, timely and symmetric communications to our shareholders and the financial markets. The policy was revised and adopted effective April 17, 2025.	https://www.infosys.com/investors/corporate-governance/documents/code-fair-disclosures-investor-relations.pdf
Policy for Determining Materiality for Disclosures	The policy applies to disclosures of material events affecting Infosys and its subsidiaries. This policy is in addition to the above-mentioned Infosys Code on Fair Disclosures and Investor Relations. The policy was revised and adopted effective April 17, 2025.	https://www.infosys.com/investors/corporate-governance/documents/policy-determining-materiality-disclosures.pdf
Compensation Recovery Policy	The policy deals with compensation clawback provisions. If the Company restates its financial statements, it allows the Company to recover any incentive-based compensation received by an executive officer that is in excess of what would have been payable based on the restated and corrected financial statements. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/compensation-recovery-policy.pdf
Nomination and Remuneration Policy	The policy formulates the criteria for determining qualifications, competencies, positive attributes and independence for the appointment of a director (executive / non-executive) and also the criteria for determining the remuneration of the directors, KMP, senior management and other employees. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

Name of the policy	Brief description	Web link
Corporate Social Responsibility Policy	The policy outlines the Company's strategy to bring about a positive impact on society through programs relating to hunger, poverty, education, healthcare, environment, and lowering of the Company's resource footprint. The policy was revised and adopted effective April 17, 2025.	https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf
Policy for Determining Material Subsidiaries	The policy is used to determine the material subsidiaries and material unlisted Indian subsidiaries of the Company and to provide governance framework for them. The policy was revised and adopted effective April 17, 2025.	https://www.infosys.com/investors/corporate-governance/documents/material-subsidiaries-policy.pdf
Related Party Transactions Policy	The policy regulates all related party transactions of the Group. The policy was revised and adopted effective April 17, 2025.	https://www.infosys.com/investors/corporate-governance/documents/related-party-transaction-policy.pdf
Document Preservation & Archival Policy	The policy deals with the retention and archival of corporate records of Infosys Limited. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/document-retention-archival-policy.pdf
Board Diversity Policy	The policy sets out the approach to diversity within the Board of the Company. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf
Enterprise Risk Management Policy	The policy is to institutionalize a formal risk management function and framework in the Company. This policy is drafted in accordance with the guidelines provided under the Charter of the Risk Management Committee of the Board of Directors, and pursuant to Regulation 21 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended. The policy was revised and adopted effective April 18, 2024.	https://www.infosys.com/investors/corporate-governance/documents/enterprise-risk-management-policy.pdf

Management's discussion and analysis

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to create and execute strategies for their digital transformation and AI journey.

Our purpose is to amplify human potential and create the next opportunity for people, business and communities. We are guided by our value system which motivates our attitudes and actions. Our core values are Client value, Leadership by example, Integrity and transparency, Fairness, and Excellence (C-LIFE).

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable growth for our investors and contributing to the communities that we operate in. There are numerous risks and challenges affecting our business. These are discussed in the Risk management report section of the Integrated Annual Report.

I. Industry structure and developments

Fiscal 2025 saw uncertainties related to interest rates, geopolitical conditions and elections across major economies compounding the ongoing transformation within the Tech services industry. The year has been another year of major uncertainties in the economy, some geopolitical flux, and novel concerns around protectionism led disruption of global balances. The high inflation and interest rates are driving down discretionary spending. The year has been a year of subdued growth, pockets of economic green shoots that have kept technology-led growth active. AI, has unified perspectives of the industry as well as government across geographies and sectors alike.

Global GDP is estimated to have grown at 3.2% in CY 2024[1], down 10bps compared to the previous year. The IT services growth during the same period has remained flat at 4.7%[2]. We expect client spending and investments to continue to move towards AI in the near term. These investments are expected to be crucial during this period of economic uncertainty.

The dynamism in technologies continues and the industry is feeling the pressure to build AI strategies and stay ahead. We saw AI starting to reshape the industry in fiscal 2025. We continued to witness businesses attempting to reimagine their cost structures, increase business resilience and agility, personalize experiences for customers and employees, and launch new and disruptive products and services, aided by enterprise AI. With our leadership position in AI, we believe we are well-positioned to take advantage of these market opportunities.

For more information, refer to *Our business context* section of the Integrated Annual Report.

(1) NASSCOM Annual Strategic review, 2025

(2) IDC – Technology Spend Forecast

II. Opportunities and threats

Our strategy

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their processes and systems rapidly in the AI era. This needs an understanding of new technologies and new ways of working, and also appreciation of AI landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to an AI future by building strong data foundations with robust cloud capabilities. We are progressing well on our journey to leverage AI to deliver business value with safeguards around privacy, ethics, and controls.

Our strengths

We believe that we are well-positioned for the principal competitive factors in our business. With more than four decades of experience in managing the systems and workings of global enterprises, we believe we are uniquely positioned to help them steer through their AI transformation as we have built our own AI-first strategy and continue to invest in strengthening our AI capabilities.

Our competition

We see intense competition in traditional services, a rapidly changing marketplace and the emergence of new players in niche technology areas. We have invested in building proprietary intellectual property in software platforms and products. We have continued to invest in Infosys Cobalt – a set of services, solutions and platforms for enterprises to accelerate their cloud journey, Infosys Topaz – a set of AI-first services, solutions and platforms using generative AI technology and Infosys Aster – an AI-amplified Marketing Suite.

III. Financial condition

Refer to the *Standalone and Consolidated financial statements* in this Integrated Annual Report for detailed schedules and notes.

1. Equity share capital

We have one class of shares – equity shares of par value ₹5 each. During the year, the movement in share capital was on account of shares issued on exercise of stock options.

2. Other equity

The movement in retained earnings was on account of profit earned during the year and payment of dividends. The increase in securities premium is on account of the exercise of stock options. The Group has made an irrevocable election to present the subsequent changes in fair value of certain instruments in other comprehensive income.

The Special Economic Zone Re-investment Reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income-tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income-tax Act, 1961.

3. Property, plant and equipment

Additions to gross block were mainly on computer equipment and infrastructure.

4. Goodwill and other intangible assets

On a consolidated basis, the carrying value of goodwill as on March 31, 2025 is ₹10,106 crore. During the previous year, the carrying value of goodwill was ₹7,303 crore. During the year goodwill arising on acquisition of InSemi Technology Services Private Limited and in-tech Holding GmbH amounted to ₹2,593 crore.

On a consolidated basis, the carrying value of intangible assets as on March 31, 2025 is ₹2,766 crore, whereas on March 31, 2024, it was ₹1,397 crore. During the year ended March 31, 2025, gross intangibles amounting to ₹1,940 crore comprising mainly of customer-related intangibles were added on account of acquisitions. Refer to Note 2.4.2 of the *Consolidated financial statements* for further details.

5. Financial assets

A. Investments

On a standalone basis, during the year, we invested additionally in our subsidiaries, for the purpose of acquisition of entities, operations and expansions.

Refer to *Annexure 1* to the *Board's report* for the statement pursuant to Section 129(3) of the Companies Act, 2013, for the summary of the financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, at www.infosys.com.

We invest in the startup ecosystem to gain access to innovations that, when combined with our services and solutions, can benefit our clients. These investments are typically minority equity positions in startup companies and / or venture capital funds.

Our investments comprise liquid mutual funds units, target maturity fund units, tax-free bonds, non-convertible debentures, certificates of deposit, commercial paper, government securities (G-secs) and quoted bonds and securities issued by government and quasi-government organizations. Certificates of deposit and commercial papers represent marketable securities of banks, NBFCs and eligible financial institutions for a specified time period with high credit rating by domestic credit rating agencies. G-secs are highly liquid and marketable instruments issued across tenure, backed by the Government of India and carrying a sovereign credit. Investments made in non-convertible debentures represent debt instruments issued by government-aided institutions and financial institutions with high credit rating. The majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. The Company invests after considering counterparty risks based on multiple criteria, including Tier-I capital, capital adequacy ratio, credit rating, profitability, Non-performing assets (NPA) levels and deposit base of banks and financial institutions. These risks are monitored regularly as part of our risk management program.

B. Trade receivables

Days Sales Outstanding (DSO) was 69 days for the year ended March 31, 2025, compared to 71 days in the previous year.

C. Cash and cash equivalents

Our cash and cash equivalents comprise deposits with banks with high credit ratings assigned by international and domestic credit rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Ratings are monitored periodically.

D. Loans

We provide loans to subsidiaries as per business requirement.

E. Other financial assets

Restricted deposits represent amounts deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business. Unbilled revenues are classified as financial assets as right to consideration is unconditional and is due only after passage of time. Foreign currency forward and options contracts are entered into to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

6. Other assets

Unbilled revenues are classified as non-financial asset where the right to consideration is dependent on completion of contractual milestones. Withholding taxes and others represent credits that can be availed against local taxes payable in various countries. Deferred contract cost mainly comprises the cost of obtaining a contract and the cost of fulfilling a contract recorded in accordance with Ind AS 115, *Revenue from Contracts with Customers.*

7. Deferred tax assets / liabilities

Net deferred tax liability comprises of deferred tax liabilities less deferred tax assets. Deferred tax liability is primarily on account of temporary difference in the Special Economic Zone Re-investment Reserve, intangibles from business combination, interest receivable on income tax refund for orders received partially offset by deferred tax asset on property, plant and equipment, lease liabilities, allowances for trade receivables and compensated absences.

8. Income tax assets / liabilities

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as credit against our tax liabilities in India.

9. Financial liabilities

Liabilities for accrued compensation to employees include the provision for bonus, accrued salaries, incentives and retention bonus payable to the staff. Financial liability under option arrangements represents redemption liability towards acquisitions to purchase the corresponding minority stake. Accrued expenses represent amounts accrued for other operational expenses. Compensated absences are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation. Other financial liability includes financing arrangements entered into by the Company with a third party towards deferred contract cost assets.

10. Other liabilities

Withholding and other taxes payable represent local taxes payable in various countries in which we operate. Invoicing in excess of revenues are classified as unearned revenues. We provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate. The Company operates the defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. These plans are managed by third-party fund managers. We provide for gratuity, a defined benefit retirement plan ("the Gratuity Plan"), covering eligible employees in India. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. The plans provide for periodic payouts after retirement and / or a lump-sum payment as set out in rules of each fund and includes death and disability benefits.

11. Provisions

Provision for post-sales client support is towards likely cost for providing client support to fixed-price and fixed-timeframe contracts. Other provisions include approximately ₹150 crore towards settlement of class action suits against McCamish.

12. Leases

Additions mainly comprise lease of computers and buildings taken on lease in certain locations outside India.

IV. Results of our operations

For details about results of our operations, refer to 'Results of our operations and state of affairs' section in the *Board's report.*

During fiscal 2025, the Company continued running Project Maximus, a comprehensive margin expansion program structured across five pillars – Value-Based Selling; Efficient Pyramid; Lean and Automation; Improving Critical Portfolios, and Reducing Indirect Costs. Value-Based Selling is a focused strategy to identify opportunities to align pricing to the value that clients received for the services. Lean and Automation is a strategic initiative to combine productivity and process improvement using automation technologies including generative AI to enhance efficiency.

1. Revenue

The growth in our revenues in fiscal 2025 from fiscal 2024 is as follows:

(In ₹ crore)

Particulars	Standalone			Consolidated		
	2025	2024	% change	2025	2024	% change
Revenue	1,36,592	1,28,933	5.9	1,62,990	1,53,670	6.1

The increase in revenue was primarily attributable to an increase in realization on account of Value-Based Selling, productivity benefit from Lean and Automation, currency, acquisition and revenue mix partially offset by decline in volume.

Revenue growth in reported terms includes the impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms, which represents the real growth in revenue, excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current-period revenues in respective local currencies converted to USD using prior-period exchange rates and comparing the same to our prior-period reported revenues. Our revenues in reported currency terms for fiscal 2025 is ₹1,62,990 crore, a growth of 6.1%. Our revenues for fiscal 2025 in constant currency grew by 4.2%.

We added 365 new customers (gross) during fiscal 2025 as compared to 385 new customers (gross) during fiscal 2024.

On a consolidated basis, for the year ended March 31, 2025, approximately 96.9% were export revenues whereas 3.1% were domestic revenues, while for the year ended March 31, 2024, 97.5% were export revenues whereas 2.5% were domestic revenues. Refer to the 'Segmental profitability' section in this report for more details on the analysis of segment revenues.

2. Expenditure

Cost of sales

The cost of sales have decreased as a percentage of revenue by 0.2% on standalone basis and by 0.4% on consolidated basis in fiscal 2025 over fiscal 2024. The cost of efforts, comprising employee cost and cost of technical sub-contractors, has decreased as a percentage of revenue from 60.2% in fiscal 2024 to 58.8% in fiscal 2025 on a standalone basis, and from 56.4% in fiscal 2024 to 55.4% in fiscal 2025 on a consolidated basis. The cost of efforts as a percentage of revenue has decreased mainly on account of improved onsite mix, utilization and increase in third-party costs.

Third-party items bought for service delivery to clients include software and hardware, which are integral to our overall service delivery to clients.

Selling and marketing expenses

The selling and marketing expenses as a percentage of revenue on standalone basis and consolidated basis have increased by 0.2% in fiscal 2025 over fiscal 2024.

General and administration expenses

The general and administration expenses as a percentage of revenue on standalone and consolidated basis have decreased by 0.3% and 0.2% respectively in fiscal 2025 over fiscal 2024. Contribution towards Corporate Social Responsibility (CSR) on standalone basis is ₹540 crore and ₹492 crore for fiscal 2025 and 2024, respectively. On consolidated basis is ₹585 crore and ₹533 crore for fiscal 2025 and 2024, respectively.

3. Other income and finance cost

Other income primarily includes income from investments, gain / loss on investments, foreign exchange gain / loss on forward and options contracts, foreign exchange gain / loss on translation of other assets and liabilities and interest on income tax refund. Other income for fiscal 2025 includes interest (pre-tax) on income tax refund of ₹327 crore on account of orders received under Sections 250 of the Income-tax Act, 1961, from the income tax authorities in India for certain assessment years. Other income for fiscal 2024 includes interest (pre-tax) on income tax refund of ₹1,933 crore on account of orders received under Sections 250 and 254 of the Income-tax Act, 1961, from the income tax authorities in India for certain assessment years. In fiscal 2025, the Company received ₹1,522 crore of dividend from our subsidiaries, which is reflected in the *Standalone financial statement*.

Interest income in fiscal 2025 has increased as compared to fiscal 2024 primarily due to increase in investible base and increase in yield on investments. We use foreign exchange forward and options contracts to hedge our exposure against movements in foreign exchange rates. Finance cost is on account of leases. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases.

4. Provision for tax

We have provided for our tax liability both in India and overseas. The Taxation Laws (Amendment) Act, 2019 has introduced Section 115BAA wherein a domestic company can exercise option for a reduced rate of corporate tax without claim of certain deductions mentioned therein including deduction for SEZ units under Section 10AA of the Income-tax Act, 1961. For the fiscal 2025, the income tax expense of the Company has been recognized by applying the provision of Section 115BAA of the Income-tax Act without claim of deduction for SEZ units under Section 10AA of the Income-tax Act.

Particulars	Standalone		Consolidated	
	2025	2024	2025	2024
Income tax expense (in ₹ crore)	9,873	8,719	10,858	9,740
Effective tax rate (in %)	27.9	24.3	28.9	27.1

Our effective tax rate in fiscal 2024 was lower primarily on account of reversal of tax provision due to receipt of order giving effects in fiscal 2024 for prior assessment years. Effective tax rate is generally influenced by various factors including non-deductible expenses, exempt non-operating income, overseas taxes, tax reversals and provisions pertaining to prior periods, changes to tax regulations and other tax deductions. Tax reversals and provisions pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ended March 31, 2025, the Company received orders under Section 250 of the Income-tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of ₹327 crore was recognised and provision for income tax aggregating ₹183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹1,068 crore has been reduced from contingent liabilities.

During the year ended March 31, 2024, the Company received orders under Sections 250 and 254 of the Income-tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pretax) of ₹1,933 crore was recognised and provision for income tax aggregating ₹525 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹1,628 crore has been reduced from contingent liabilities.

5. Segmental profitability

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance performance of their business. Business segments of the Company are primarily enterprises in Financial Services and Insurance; Manufacturing; Retail, Consumer Packaged Goods and Logistics; Energy, Utilities, Resources and Services; Communication, Telecom OEM and Media; Hi-Tech; Life Sciences and Healthcare; and all other segments. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in public services. This is discussed in detail in Note 2.26 to the *Consolidated financial statement* in this Integrated Annual Report.

Business segments – Consolidated

(In ₹ crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Segmental revenues									
2025	45,175	22,059	19,108	21,710	25,207	13,090	11,831	4,810	1,62,990
2024	42,158	22,504	17,991	20,035	22,298	12,411	11,515	4,758	1,53,670
Growth (%)	7.2	(2.0)	6.2	8.4	13.0	5.5	2.7	1.1	6.1
Segmental operating income									
2025	11,099	7,133	3,341	6,097	4,856	3,220	2,663	827	39,236
2024	9,324	6,882	3,688	5,523	4,197	3,153	2,898	760	36,425
Growth (%)	19.0	3.6	(9.4)	10.4	15.7	2.1	(8.1)	8.8	7.7
Segmental operating margin (%)									
2025	24.6	32.3	17.5	28.1	19.3	24.6	22.5	17.2	24.1
2024	22.1	30.6	20.5	27.6	18.8	25.4	25.2	16.0	23.7

The following graph sets forth our revenue by geography:



(In ₹ crore)
2025
2024
94,397 (57.9%)
14,984 (9.2%)
5,014 (3.1%)
48,595 (29.8%)
Total 1,62,990
92,411 (60.1%)
15,111 (9.8%)
3,881 (2.5%)
42,267 (27.6%)
Total 1,53,670
% growth - 2025
North America – 2.1%
Europe – 15.0%
India – 29.2%
Rest of the World – (0.8%)
Total growth 6.1%

Overall segment profitability has increased primarily on account of an increase in foreign currency translation benefits, benefit from Project Maximus arising from Value-Based Selling, and Lean and Automation, improved utilization, and an insurance claim receivable relating to a cyber event pertaining to fiscal 2024, partially offset by higher employee compensation, higher cost of third-party items bought for service delivery to clients and acquisition impact.

6. Liquidity

Our principal source of liquidity are cash and cash equivalents and cash flow that we generate from operations. We have no outstanding borrowings. We believe our working capital is sufficient for our requirements.

Our growth has been financed largely through cash generated from operations.

Our cash flows are robust. Our operating cash flows have increased in fiscal 2025 as compared to fiscal 2024 mainly on account of increase in net profit adjusted for non-cash items, better working capital management partially and by lower net income tax payments due to higher tax refunds.

Consolidated cash and investments of ₹47,549 crore comprise cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares and others.

Capital Allocation Policy

Refer to the *Board's report* in this Integrated Annual Report for details on our Capital Allocation Policy, reviewed and approved on April 18, 2024.

7. Related party transactions

These have been discussed in detail in Note 2.24 to the *Standalone financial statements* in this Integrated Annual Report.

8. Events occurring after Balance Sheet date

There were no significant events that occurred after the Balance Sheet date apart from the ones mentioned in 'Material changes and commitments affecting financial position between the end of the fiscal and date of the report' in the *Board's report* in this Integrated Annual Report.

9. Key financial ratios

In accordance with the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is required to give details of significant changes (change of 25% or more as compared to the immediately previous financial year) in key sector-specific financial ratios.

The Company has identified the following ratios as key financial ratios:

Particulars	Standalone		Consolidated	
	2025	2024	2025	2024
Market capitalization to revenues (times)	NA	NA	4.0	4.0
Price / Earnings (times)	NA	NA	24.4	23.6
Days Sales Outstanding (DSO)[1]	–	–	69	71
Cash and investment[2] as a % of total assets	28.7	26.6	31.9	28.3
Revenue growth (%)	5.9	4.0	6.1	4.7
Operating margin (%)	22.6	22.3	21.1	20.7
Net profit margin (%)	18.7	21.1	16.4	17.1
Current ratio (times)	2.4	2.6	2.3	2.3
Debt equity ratio (times)[3]	0.0	0.0	0.1	0.1
Debtors turnover (times)	5.3	5.6	5.3	5.5
Interest coverage ratio (times)[4]	161.4	130.8	91.4	77.6
Basic EPS (₹)[5]	61.58	65.62	64.50	63.39

(1) The Company does not track DSO at a standalone level.

(2) Includes cash and cash equivalents and investments, excluding investments in equity, preference shares and others

(3) Debt represents only lease liabilities.

(4) Primarily lease interest

(5) Includes a positive impact on the Basic and Diluted EPS is ₹1.03 on account of orders received under Sections 250 of the Income-tax Act, 1961, from the Income Tax authorities in India for certain assessment years on consolidated and standalone basis, respectively, for the year ended March 31, 2025

Includes a positive impact on the Basic and Diluted EPS is ₹4.76 and ₹4.75 on account of orders received under Sections 250 and 254 of the Income-tax Act, 1961, from the Income Tax Authorities in India for certain assessment years on consolidated and standalone basis, respectively, for the year ended March 31, 2024 (Refer to Note 2.17 of the *Standalone and Consolidated financial statements* included in this Integrated Annual Report for further details.)

Return on net worth

The details of return on net worth at standalone and consolidated levels are as follows:

Particulars	Standalone		Consolidated	
	2025	2024	2025	2024
Return on net worth (%)	30.3	36.6	29.0	32.1

Return on net worth is computed as net profit by average net worth. Net profit increased from ₹26,233 crore to ₹26,713 crore on a consolidated basis and decreased from ₹27,234 crore to ₹25,568 crore on a standalone basis. Average net worth has increased in line with the net profit increase adjusted for dividends and buyback.

Ratios where there has been a significant change from fiscal 2024 to fiscal 2025

Revenue growth for fiscal 2025 has gone up as compared to revenue growth for fiscal 2024 and segment-level details have been explained in the relevant section above.

V. Outlook, risks and concerns

We have adopted an integrated ERM framework that is implemented across the organization by the risk management office. Our ERM framework is developed by incorporating the best practices based on COSO and ISO 31000 and then tailored to suit our unique business requirements.

We have provided the details of Infosys ERM framework, key and emerging risks along with mitigation in the *Risk management report* of this Integrated Annual Report. The list of risk factors which we track for our business are covered in our 20-F filing available at https://www.infosys.com/investors/reports-filings/annual-report/annual-reports.html.

VI. Internal financial control systems and their adequacy

Infosys has aligned its current systems of internal financial control with the requirement of Companies Act, 2013, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Internal Control – Integrated Framework (the 2013 framework) is intended to increase transparency and accountability in an organization's process of designing and implementing a system of internal control. The framework requires a company to identify and analyze risks and manage appropriate responses.

Internal financial control systems include the design, implementation and maintenance of adequate internal financial controls that are operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, safeguarding of its assets, prevention and detection of frauds and errors, accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

In designing and evaluating our disclosure controls and procedures, the Management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met. Based on their evaluation as of the end of the period covered by this Integrated Annual Report, our CEO and CFO have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions, is recorded, processed, summarized, and reported within the time periods specified, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Deloitte Haskins & Sells LLP, the statutory auditors of Infosys Limited, has audited the financial statements included in this Integrated Annual Report, and as part of their audit, has issued their report on the Company's internal financial controls (as defined in Section 143 of Companies Act, 2013), on the effectiveness of our internal financial controls over Standalone and Consolidated financial statements as at March 31, 2025.

Infosys Limited has appointed Ernst & Young LLP to oversee and carry out internal audit of its activities. The audit is based on an internal audit plan, which is reviewed each year in consultation with the statutory auditors and approved by the Audit Committee.

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Integrated Annual Report discusses the adequacy of our internal control systems and procedures.

VII. Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation digital services enable us to attract and retain some of the best talent.

Human resources management

Infosys is a people company that understands the immense potential of technology and strives to create a world-class employee experience. The Company has implemented various initiatives to inspire and enable its employees to find purpose and make an indelible impact through meaningful work and passionate teams, ensure that they continuously learn and grow in their careers and shape the collective future, and create opportunities for every employee to navigate further, powered by the culture and values of Infosys.

This is true at each stage of career for our employees. A strong focus on leadership development has ensured that we have a robust leadership bench at all times, encouraging leaders from within the Company to move up and take on new challenges.

Adapting to the changing work environment, Infosys has adopted a hybrid model of work that balances employee flexibility and business requirement. Leveraging technology and automation, it has improved workforce efficiency, engagement, transformation, and innovation. Recognizing and rewarding its employees for their performance, excellence, and leadership, it has fostered a culture of diversity, equity, and inclusion, and ensured a safe and positive work environment for all its employees. Infosys has also received several awards and accolades for its best-in-class HR practices and processes.

Resolution hubs

Infosys is committed to providing a safe and positive work environment. In keeping with this philosophy, the organization envisages an open-door policy and encourages a culture of "speak up". Employees also have access to several forums where they can highlight matters or concerns faced at the workplace for effective remediation. This is achieved through a well-established and robust grievance resolution mechanism comprising resolution hubs. Resolution hubs adhere to the principles of natural justice, confidentiality, sensitivity, non-retaliation and fairness, while addressing concerns. The concerns are handled objectively while ensuring timely action and closure. In matters that entail a detailed investigation, the process ensures fairness for all involved, with an opportunity to be heard, present facts and any material evidence before a neutral panel.

HEAR

Infosys has a robust grievance redressal forum called HEAR (Hearing Employees And Resolving) fostering healthy employee relations and a positive work environment by giving our employees a neutral platform 'to be heard' and building the culture of 'speak up'. Employees can raise a complaint on the HEAR webapp or InfyMe mobile application or write to HEAR@infosys.com. HEAR adopts a decentralized model and addresses employee concerns in a structured manner with appellate forums for workplace grievances that have not been duly heard at the preliminary level by the Managers (or) line HR.

ASHI

The Company's assurance to its employees of providing a harassment-free workplace is reflected in our key initiative, ASHI (Anti-Sexual Harassment Initiative). As per the Prevention of Sexual Harassment Act in India, the Company has constituted Internal Committees (IC) in all the development centers with the ambit of the regulatory jurisdiction, for redressal of sexual harassment matters reported by women employees. We also have a strong governance mechanism in the form of GRB (Grievance Redressal Body) to define, interpret and implement the Company's policy on prevention of sexual harassment at the workplace. GRB consists of external members, internal senior members, and the Investigative Council. Here, we follow a gender-neutral approach in redressal of all such complaints. Complaints are taken up for a formal redressal process in line with the POSH Act and the Company's policy on anti-harassment as applicable. The reports on ASHI grievances can be shared to GRB@infosys.com and employees can also report complaints on the ASHI webapp or InfyMe mobile application.

Extending the initiative to contract staff

Our commitment to a positive and safe working environment is not restricted only to our employees, but also third parties, who provide services in our campuses. We conduct refresher sessions for such third-party employees to reinforce the message. These sessions are covered in nine vernacular languages in India currently. Emergency / safety cards with important contact numbers are also handed over to all Infosys employees and employees of such third parties.

Whistleblower Policy

The Company has formulated the Whistleblower Policy in line with the mandated regulatory requirements – Sarbanes-Oxley Act (SOX), 2002 & Companies Act, 2013 – which mandates listed companies to establish a "vigil mechanism" for reporting genuine concerns.

The forum is predominantly for the receipt, retention and treatment of complaints regarding matters of probable discrepancies in accounting, internal accounting controls or

auditing, and also enables anonymous reporting by employees. While the Whistleblower Policy and the forum is administered and managed by the Office of Integrity and Compliance, complaints (anonymous or otherwise) pertaining to deviations in workplace policies / processes involving employees are reviewed in tandem by the Employee Relations Department.

Human rights

Infosys is a signatory to the United Nations Global Compact (UNGC) and supports the protection and elevation of human rights. Our stand on human rights is contained in an important pillar of our Code of Conduct, viz., 'Respecting each other.' Refer to Infosys Code of Conduct: https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf.

Recruitment

As of March 31, 2025, the Group employed 3,23,578 employees, of which 3,06,599 were professionals involved in service delivery to clients, including trainees.

We continually seek and employ a diverse workforce across various IT fields. We have established strong connections with leading institutions worldwide and recruit students who consistently demonstrate exceptional performance. Our initiative, HackWithInfy, an online coding competition, has gained international recognition once more, allowing us to draw in top coding talent.

We remained steadfast in our commitment to the RestartWithInfy initiative to welcome back women who were forced to take a break from the IT industry into our workforce. We were able to hire 935 women into the Infosys ecosystem in fiscal 2025 through this successful endeavor.

During fiscal 2025, we received 44,57,748 employment applications, interviewed 430,080 applicants and extended offers of employment to 83,207 applicants. These statistics do not include our subsidiaries.

Education, training and assessment (ETA)

Infosys continues to invest in developing human potential for the organization, and the world at large. We are now experiencing the play of Human + AI in multiple fields, including learning. This technology wave gives us the ability to hyper-personalize learning, at scale, across all our learning offerings. These efforts have helped us garner external accolades from Brandon Hall and ATD Best.

The Foundation Training Program, anchored across India and multiple other countries enables newly onboarded entry-level hires to transform into corporate professionals. Comprising over 45+ technology streams, the curriculum has kept pace with the dynamic business requirements and the preferred pedagogical approach of the current generation of talent. Generative AI and prompt engineering courses have been introduced to ensure freshers are adept in the new skills.

Our Continuous Education Program is aimed at reskilling / upskilling our existing employees with the twin objectives of increasing fulfilment of skilled talents in client projects and enriching their expertise in next-generation digital technologies and methodologies, including gen AI technologies. We provide online self-learning, instructor-led virtual training opportunities along with in-person classroom training opportunities to our employees. Bridge programs help employees with training and internship opportunities to switch to a new career field, while retaining them within the organization.

Lex, our in-house learning platform, offers over 36,000+ curated courses, which includes over 30,000 courses procured from vendor partners both for enterprise consumption and niche communities with specific knowledge requirements. Around 20,000 employees used Lex on weekdays and around 5,000 employees used it on weekends, with an average learning time of 40 minutes.

Infosys Wingspan, our configurable talent transformation platform for clients, is used by several global organizations for their talent transformation programs.

Infosys Springboard, led by a dedicated team of experts collaborating globally with curriculum partners, non-profits, and a global network of leading educational institutions. More than 20,000 courses are available and about 9.2 million learners across the world are actively consuming content on Infosys Springboard.

VIII. Other details

1. Quality

The Quality function at Infosys, in line with the organization's vision and strategy of 'Navigate the Next', has three strategic imperatives:

- Differentiate Infosys' services through superior performance and quality
- Optimize Infosys' client projects as well as internal functions for greater efficiency and agility
- De-risk Infosys' operations by ensuring delivery excellence, compliance and sustainability

With usage of AI becoming mainstream, it is imperative to standardize and scale responsible adoption of AI. To address this need, our Quality team is working on defining an adaptable AI-first software engineering framework, which re-imagines the end-to-end engineering lifecycle for the services that we provide for our clients. Starting with the requisite AI foundation, the framework aims to lay out AI-infused process workflows with integrated engineering, impact on team topologies and roles and value-based governance. In addition, the evolved Infosys digital operating model for an AI-first enterprise with product-based working, user experience design, data ecosystems, advanced engineering, and digital talent enablement provides the necessary foundation to help clients maximize value from investments in digital and AI technologies.

Our Quality team continues to scale and evolve our capabilities in new ways of working – Agile, DevSecOps, and Site Reliability Engineering, and navigate the shift from project to product and platform-led ways of working using our product-centric value delivery approach. In addition, Quality Consulting also helps clients to transform their ways of working and adopt engineering excellence, within their organizations.

Quality has been leading the way in driving lean and automation in the organization to enhance productivity and quality, which

has resulted in large optimization in projects. It deployed robust frameworks, tools and platforms across service lines in a collaborative manner to drive hyper-productivity and engineering excellence. Our holistic automation maturity model is actively used to help projects increasing automation levels, from point tools towards cognitive and autonomous operations, leveraging AI and Gen AI.

Quality continues to drive best practices and sustenance through structured audits and assessment frameworks, focusing on de-risking the organization, with augmented coverage of services, centers and subsidiaries. We continue to comply with international management system standards and models, viz., ISO 9001, ISO 27001, ISO 14001, ISO 45001,ISO 50001, ISO 22301, ISO 20000, ISO 27701, AS 9100 and ISO 13485. Infosys is certified to ISO 50001 (Energy management system) as a part of our continued commitment to ESG.

Infosys is among the first IT companies to comply with and get accredited certification for ISO 42001:2023 standard (AI management systems). The Company continued to comply with and get assessed at the enterprise level for SSAE 18 SOC 2 type II & ISAE 3402 / SSAE 18 SOC 1 type II including cloud platforms. Our RAI design assessment (Responsible AI Program) is considered as a " leading practice" and we have been certified as an early adopter.

2. Infosys Center for Emerging Technology Solutions (iCETS)


InspireNEXT
H3 trends, LPaaS and CoEs
Analyze new technologies and business trends (H3) and develop thought leadership
ServiceNext
Technology and domain platforms
Help Infosys amplify innovation by creating platforms / IP / accelerators and software-led offerings
iCETS
IncubateNext
Living labs and innovation hubs
Establish a strategic innovation partnership with clients by building emerging technology-driven solutions through living labs and innovation hubs
ConnectNext
Infosys Innovation Network (IIN)
Ecosystem of startups, clients, hyperscalers and universities to bring best of innovations from around the world

iCETS is the emerging technology solution incubation partner for Infosys' clients and units. It provides next-generation platforms and innovation-as-a-service to help future-proof enterprise businesses, leveraging 'New Emerging and eXploratory Technologies' (NEXT). There are four distinct dimensions across which iCETS delivers innovation.

InspireNEXT: A set of capabilities and offerings designed to help discover new possibilities of doing business. The Listening Post-as-a-Service (LPaaS) acts as signal catcher of new business and technology trends. We have helped over 65 clients to detect early signals of evolving phenomena from innovation centers across the world. The insights gathered from our LPaaS program and our clients help us to set up and develop Centers of Excellence (CoEs) for technologies such as AI and gen AI, quantum computing, cybersecurity, mixed reality, etc. These CoEs experiment with and develop possible and demonstrable solutions for our clients, e.g. an AI benchmarking platform, logistics optimization using quantum technologies, etc.

ServiceNext: Leverages newly-developed capabilities and IP to help differentiate our service offerings or create new offerings for our clients. For e.g., LEAP for AI-led maintenance projects, CyberNext for cybersecurity management for our clients, IQE for quality engineering services, iDSS and iEDPS for data readiness for AI, etc. Each of these platforms gives Infosys an edge by providing efficient services and helping clients to reduce costs and risks while adopting new solutions. We have over 1,000 client deployments of our IP across our portfolio. Be The Navigator (BTN) is our flagship program for grassroot innovation. It is a structured and scalable program for our clients to leverage our innovation expertise and infrastructure to make improvements each day.

ConnectNext: Brings together innovations from an external ecosystem of hyperscalers, startups and universities. The Infosys Innovation Network (IIN) today nurtures over 370 startups across technologies. Its collaboration with hyperscalers and product players helps to differentiate Infosys' services and platforms, including in gen AI, data readiness, immersive experiences, space, semiconductor, etc. With these startup-led solutions, we have over 1,000 client impressions exploring the best of innovations from around the world.

IncubateNext: Provides our clients with rapid and agile innovation capabilities. Infosys internal experts, IP and external partnerships like startups bring significant scope for experimentation, scaling of ideas and increased velocity of innovation. Infosys Living Labs has helped 100+ clients in adopting new technologies like AI, gen AI, mixed reality,

customer experience, etc. Most of our innovations are also made available for wider learnings via our Innovation Hubs. With over 190 different technology experiences, we get our clients from different industries to understand the potential and apply these innovations to their business opportunities.

We have also established the Applied Research Centers (ARC) that focus on technological and trends research across diverse domains such as Applied AI, New Interaction Models, Autonomous Machines, Advanced Cybersecurity and other emerging technology areas.

3. Branding

Brand Infosys is a key intangible asset for the Company, ranked amongst the world's Top 100 brands in 2025, and recognized as the fastest growing IT services brand globally, over a 5-year period. It is nurtured by over 3,20,000 purpose-driven Infoscions seeking to amplify human potential and create the next opportunity for people, businesses, and communities. The brand serves to position Infosys as the next-generation digital-first, enterprise AI partner of choice for businesses navigating their transformation. It is built around the premise that the experience we have gained, over four decades, in managing the systems and workings of global enterprises enables us uniquely to be navigators for our clients. We do it by enabling them with an AI-first foundation. We also empower the business with enterprise AI, cloud, and other digital technologies at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning approach drives continuous improvement through building and transferring skills, expertise, and ideas from our innovation ecosystem. Our localization investments in talent and innovation centers help accelerate the business transformation agenda. For over four decades, we have been deeply committed to being a well-governed, environmentally sustainable partner for our clients, where diverse talent, in an inclusive workplace, helps them navigate their next.

Our marketing reach extends globally through digital-first multi-channel campaigns. As the digital innovation partner for the Australian Open, Roland-Garros, ATP and The International Tennis Hall of Fame, we help showcase how brand Infosys is reimagining the tennis ecosystem for a billion fans globally, leveraging data, insights, and digital experiences. We are the official digital innovation partner of Madison Square Garden (MSG) properties including the New York Knicks, New York Rangers and the MSG Arena. We are also official digital innovation partner for the ABB FIA Formula E World Championship. In addition, our strategic partnerships with Dow Jones, The Economist Group, Financial Times and Handelsblatt Media Group further accentuate this position. We participate in premier business and industry events around the world, while also organizing our own signature events and CXO roundtables. Confluence, our flagship client event series across the US, Europe and APAC, is rated highly by our clients and industry partners.

4. Client base

Our client-centric approach continues to bring us high levels of client satisfaction. We, along with our subsidiaries, added 365 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 1,869. The client segmentation, based on the last 12 months' revenue for the current and previous years, on a consolidated basis, is as follows:

Clients	2025	2024
100 million dollar +	39	40
50 million dollar +	85	83
10 million dollar +	309	315
1 million dollar +	992	959

5. Infosys Leadership Institute

With AI playing a pivotal role in the next phase of transformation of organizations, the Infosys Leadership Institute (ILI) partnered with Kellogg to bring their highly acclaimed program on AI Applications of Growth to all its leaders. In fiscal 2025, more than 1,000 senior leaders of Infosys completed this certification program and most of them also participated in a live discussion with the author of this course, Prof. Mohanbir Sawhney. This includes about 250 women leaders, with many of them also working on AI-related projects and initiatives.

ILI strengthened the succession program by broadening its focus to key roles in business and enabling functions, in addition to creating highly personalized development programs for the incumbents and successors in organizational critical positions. The highly successful succession-enabling Constellation program was expanded to include more high potential emerging leaders. Together with a 10-month curated program with Oxford University, the Constellation leaders also commenced work in smaller cross-functional teams on strategic organizational projects, aimed to bolster their enterprise leadership thus preparing them for senior leadership positions.

Broader leadership development and engagement continued, with signature programs like the 10-month Enterprise Leadership program in partnership with multiple universities including Kellogg, Tuck, and NUS and the six-month-long Executive Presence and Presentation program in partnership with The Economist. More than 2,000 1x1 leadership advisory discussions were completed by ILI with leaders, focused on their leadership development plan. With more than 97% leaders completing a significant development intervention, Infosys leaders invested 10,500+ leadership learning days equivalent on their development.

Leadership diversity continues to be important for Infosys and the acclaimed ILI IamtheFuture program saw more than 200 women leaders completing a development program addressing critical and differentiating competencies needed for success and growth. About 100 women leaders completed a program with Stanford on Executive Communication, along with 1x1 coaching with an external communication firm. Career conversations were completed for critical and high-potential women leaders across segments and delivery, and 200 women+ leaders completed a development coaching conversation with internal leadership advisors.

Our relentless focus on leadership development and engagement continues to set us up well for the future.

6. Infosys Knowledge Institute

The Infosys Knowledge Institute (IKI) is the business research and thought leadership arm of Infosys. IKI harnesses the intellectual capital of Infosys experts and client collaborations to produce novel, distinctive content and insights on the business impact that technology can drive for enterprises. IKI also develops proprietary data and insights through primary research, including large-scale surveys and quantitative analysis. These are published through its flagship Radar maturity reports, the annual Tech Navigator report and ongoing Tech Compass tech trends series, and industry-focused market outlooks and executive journals. IKI has collaborated with 800 clients and created over 1,500 assets since inception. For more information, visit https://infosys.com/iki.

7. ESG vision and ambitions

In October 2020, we launched our ESG Vision 2030 to 'shape and share solutions that serve the development of businesses and communities.' Our vision continues to reflect how ESG is integral to Infosys' sustainable and responsible business performance. We continue to be carbon neutral across scope 1,2 and 3 emissions for the sixth consecutive year. We have expanded our skilling initiatives to include 13.3 million people. As a part of our Tech for Good initiatives we launched Sight Connect app in partnership with L.V. Prasad Eye Institute to make eye care more accessible to all. We remain steadfast in our commitment to nurture workplace inclusivity. An empowered, diverse, inclusive Board continues to sharpen stakeholder focus by bringing their interests to the fore. Our data privacy and information management efforts continue to shape policy and lead the way industry.

For more information about our ESG Vision and ambitions, read our ESG Vision 2030 document at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html.

For information on the progress of our ESG ambitions, read the ESG report at https://www.infosys.com/sustainability/documents/infosys-esg-report-2024-25.pdf.

Corporate governance report

Corporate governance guides how a company is directed and its relationships with its stakeholders. With the right structure and systems in place, good corporate governance enables companies to create an environment of trust, transparency and accountability, which promotes long-term capital and supports economic growth and financial stability.

Our corporate governance philosophy

Our corporate governance is a reflection of our value system, encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices, and ensure that we gain and retain the trust of our stakeholders at all times.

At Infosys ("the Company"), it is imperative that our Company affairs are managed in a fair and transparent manner. This is vital to gain and retain the trust of our stakeholders. This is ensured by taking ethical business decisions and conducting business with a firm commitment to values, while meeting stakeholders' expectations. We are committed to defining, following and practicing the highest level of corporate governance across all our business functions.

Our corporate governance is a statement of the values we stand by as we conduct our business and engage with our stakeholders. Our Company has been a leader in adopting internationally-recognized corporate governance guidelines and has set the highest standards in abiding by them.

Our governance rests on our core value system of C-LIFE (Client value, Leadership by example, Integrity and transparency, Fairness and Excellence) and is guided by the OECD (Organization for Economic Co-operation and Development) principles. Our corporate governance framework thus encompasses:


G20/OECD Principles of Corporate Governance
1 Ensuring the basis for an effective corporate governance framework
2 The rights and equitable treatment of shareholders and key ownership functions
3 Institutional investors, stock markets and other intermediaries
4 Disclosure and transparency
5 The responsibilities of the board
6 Sustainability and resilience
Infosys values: C-LIFE
Client value
Leadership by example
Integrity and transparency
Fairness
Excellence
Responsible leadership
Lead by example by ensuring independence of the Board and effectiveness of the Management
Board as a trustee
Safeguard the shareholder's capital as trustee, and not as its owner
Legal compliance
Satisfy both the spirit and the letter of the law in all our actions and disclosures
Effective corporate governance
Build simple and transparent processes driven by business needs of all stakeholders
Integrity and transparency & Relationship with stakeholders
Ensure transparency and maintain a high level of integrity
Communicate frequently with stakeholders, including clients, employees, shareholders and stock markets
Fairness and excellence
Be objective and ethical, and deliver the best to earn trust and respect from our stakeholders
Infosys corporate governance framework

Our corporate governance is reinforced through the Company's Code of Conduct and Ethics, corporate governance guidelines and committee charters. Our Board and Management processes, audits and internal control systems reflect the principles of our corporate governance framework. This report gives a comprehensive overview of how our governance adheres to the seven pillars of our governance framework.

Board as a trustee

The Board recognizes its primary role of trusteeship of shareholder capital. As a trustee, it strives to ensure excellence and integrity in setting world-class corporate governance standards.

Corporate governance guidelines

Strong corporate governance is the bedrock of our sustained performance and has helped us gain the trust and respect of all our stakeholders. The enhancement of these corporate governance standards, through periodic evaluation and change, is one of the most important aspects of ensuring value creation for our stakeholders.

Our corporate governance follows the guidelines established by the Board of the Company. These guidelines provide a structure within which directors and the Management can effectively pursue the Company's objectives for the benefit of its stakeholders. These are framed in conjunction with the Company's Memorandum & Articles of Association, the charters of the committees of the Board and applicable laws / regulations / guidelines in force in India, the US and other jurisdictions, as applicable. The guidelines can be accessed on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-governance-guidelines.pdf.

Role of the Board of Directors

The primary role of the Board is that of trusteeship – to protect and enhance shareholder value. As trustees, the Board has a fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth. Further, the Board is also responsible for:

- Exercising appropriate control to ensure that the Company is managed efficiently to fulfil stakeholders' aspirations and societal expectations.
- Monitoring the effectiveness of the Company's governance practices and making changes as necessary.
- Providing strategic guidance to the Company and ensuring effective monitoring of the Management.
- Exercising independent judgment on corporate affairs.
- Assigning a sufficient number of non-executive members of the Board to tasks where there is a potential for conflict of interest in the exercise of independent judgment.
- Reviewing and guiding corporate strategy, major plans of action, risk policy, annual budgets and business plans, setting performance objectives, monitoring implementation and corporate performance, and overseeing major capital expenditures, acquisitions and divestments.

Independent directors

We abide by the definitions of an independent director, as laid down under the Companies Act, 2013 ("the Act") and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("the Listing Regulations"), as amended, along with the definitions laid down in the New York Stock Exchange (NYSE) listed company manual, the Sarbanes-Oxley Act, and US securities laws by virtue of our listing on the NYSE in the US.

Based on the disclosures received from all independent directors and in the opinion of the Board, the independent directors fulfil the conditions specified in the Act, the Listing Regulations, NYSE listing manual and are independent of the Management.

Board composition

The Company recognizes and embraces the importance of a diverse Board in its success. We believe that a truly diverse Board will leverage differences in thought, perspective, regional and industry experience, cultural and geographical background, age, ethnicity, race, gender, knowledge, skills including expertise in financial, global business, leadership, technology, mergers and acquisition, Board service, strategy, sales and marketing, Environmental, Social and Governance (ESG), risk and cybersecurity and other domains, which will ensure that Infosys retains its competitive advantage.

As on March 31, 2025, the Board comprised of nine members, consisting of a non-executive and non-independent Chairman, Chief Executive Officer and Managing Director (CEO & MD), and seven independent directors.

The profile of the Board members encompassing details of nationality, age, date of appointment, (re)appointment, tenure on the Board, term-ending date, shareholding, Board memberships in Indian companies, committee details as per Regulation 26 of the Listing Regulations and the details of core expertise / competency of each director is provided under *Infosys Board of Directors* section in the Integrated Annual Report. There are no inter-se relationships between our Board members. The Company does not have any pecuniary relationship with any of the non-executive directors. Further, during the year, the Company has not provided any loans or advances to firms / companies in which directors are interested.

The Board has six committees – Audit Committee, Nomination and Remuneration Committee, Stakeholders Relationship Committee, Risk Management Committee, Corporate Social Responsibility (CSR) Committee and ESG Committee. All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee. The Company also has a Cybersecurity Risk Sub-committee under the Risk Management Committee. The Sub-committee comprises only independent directors.

Size and composition of the Board as on March 31, 2025

77.78% Male directors

22.22% Female directors



44.44% Foreign national directors

55.56% Indian directors

Non-executive and non-independent director

Nandan M. Nilekani

Executive director

Salil Parekh

Independent directors

D. Sundaram | Michael Gibbs | Bobby Parikh | Chitra Nayak | Govind Iyer | Helene Auriol Potier | Nitin Paranjpe

Average tenure (in years)

7.6	Non-executive and non-independent director
7.2	Executive director
4.8	The Board
4.1	Independent directors

Tenure of the directors

< 2 years	2 - 4 years	> 4 years
2	1	6

Board meetings

Scheduling and selection of agenda items for Board meetings

The tentative dates of Board meetings for the next fiscal are decided in advance and published in the Integrated Annual Report. The Chairman and the Company Secretary, in consultation with the CEO & MD, and lead independent director propose the agenda for each meeting. The agenda, along with explanatory notes is circulated to the directors in advance to facilitate informed deliberation and decision making. Every Board member can suggest the inclusion of additional items in the agenda.

The Board meets at least once a quarter to review the quarterly results and other items on the agenda. Additional meetings are held when necessary. Independent directors are expected to attend at least four quarterly Board meetings and the Annual General Meeting (AGM). However, with the Board being represented by independent directors from various parts of the world, it may not be possible for all of them to be physically present at all meetings. Hence, we provide video / teleconferencing facilities to enable their participation.

The Board members are expected to rigorously prepare, attend and participate in the Board and applicable committee meetings. Each member is expected to ensure their other commitments do not materially interfere with their responsibilities towards the Company.

Meeting of independent directors

For the Board to exercise free and fair judgment in all matters related to the functioning of the Company as well as the Board, it is important for the independent directors to have meetings without the presence of the executive management.

Schedule IV of the Companies Act, 2013 and the Rules thereunder mandate that the independent directors of the Company shall hold at least one meeting in a financial year, without the attendance of non-independent directors and members of the Management. Even before the Companies Act, 2013 came into effect, our Board's process mandated periodic meetings attended exclusively by the independent directors.

During the year, the independent directors met four times without the presence of executive directors and management. At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, the flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, Board movements, succession planning, human resources matters and the performance of the executive members of the Board, committees and the Chairman.

Responsible leadership

Leading by example is a key tenet of corporate governance at Infosys. Both the Board and the Management work together to set the highest standards of responsible leadership.

Responsibilities of the Board leadership

We believe that an active, well-informed, diversified and independent board is necessary to ensure the highest standards of corporate governance. At Infosys, the Board is at the core of our corporate governance practice. The Board oversees the Management's functions and protects the long-term interests of our stakeholders.

The responsibilities and authority of the Chairman, the CEO & MD and the lead independent director are as follows:

Chairman

The Company has separated the roles of Chairman and the CEO & MD to create a more balanced governance structure. The Chairman leads the Board and is responsible for fostering and promoting the integrity of the Board while nurturing a culture in which the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. He presides over all meetings of the Board and of the shareholders of the Company.

The Chairman takes a lead role in managing the Board and facilitates effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and the performance of individual directors.

The Chairman actively works with the Nomination and Remuneration Committee to plan the composition of the Board and Board committees, induct directors to the Board, plan for director succession, participate effectively in the Board evaluation process and meet with individual directors to provide constructive feedback and advice.

CEO & MD

The CEO & MD is responsible for executing corporate strategy in consultation with the Board, as well as for brand equity, planning, building external contacts and all matters related to the management of the Company. He is responsible for achieving annual and long-term business targets. The CEO & MD also monitors the external and internal competitive landscape, and new industry developments and standards, identifies opportunities for expansion and acquisition, and builds relationships with customers and markets to enhance shareholder value and implement the organization's vision, mission, and overall direction.

The CEO & MD acts as a link between the Board and the Management and is also responsible for leading and evaluating the work of other executive leaders.

Lead Independent Director

The lead independent director was appointed by the Board to ensure robust independent leadership of the Board. The general authority and responsibilities of the lead independent director are decided by the group of independent directors. The lead independent director also performs additional duties as determined by the Board.

The lead independent director provides leadership to the independent directors, liaises on behalf of the independent directors and ensures the Board's effectiveness in maintaining high-quality governance of the organization and effective functioning of the Board.

Key Board qualifications, expertise and attributes

The table below summarizes the key qualifications, skills, and attributes that are taken into consideration while nominating candidates to serve on the Board.

Financial	Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes, or experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions
Diversity	Representation of gender, ethnic, geographic, cultural, or other perspectives that expand the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments and other stakeholders worldwide
Global business	Experience in driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities
Leadership	Extensive leadership experience at a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth
Information Technology	Significant background in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models
Mergers and Acquisitions	A history of leading growth through acquisitions and other business combinations, with the ability to assess 'build or buy' decisions, analyze the fit of a target with the Company's strategy and culture, accurately value transactions, and evaluate operational integration plans
Board service and governance	Service on a public company board to develop insights about maintaining board and management accountability, protecting shareholder interests, and observing appropriate governance practices
Sales and marketing	Experience in developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation
Sustainability, and Environmental, Social and Governance (ESG)	Experience in leading the sustainability and ESG visions of organizations, to be able to integrate these into the strategy of the Company
Risk management	Experience in identifying and evaluating the significant risk exposures to the business strategy of the Company and assess the Management's actions to mitigate strategic, legal and compliance, and operational risk exposures
Cybersecurity	Experience in assessing and managing cybersecurity-related risks and implementing cybersecurity policies, procedures and strategies

The details of core expertise / competency of each director are provided in *Infosys Board of Directors* section in the Integrated Annual Report.

Selection and appointment of new directors

The Board delegates the screening and selection process to the Nomination and Remuneration Committee. It presents a diverse slate of recommendations of eligible candidates to the Board for their approval as per the criteria laid down in Nomination and Remuneration Policy. Subsequently, the Board recommends and places it before the shareholders for their approval.

Succession planning

The Nomination and Remuneration Committee works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and to senior management positions. The Company strives to maintain an appropriate balance of skills and experience within the organization and the Board in an endeavor to introduce new perspectives while maintaining experience and continuity. In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture through orientation sessions. Executive directors and senior management provide an overview of operations and familiarize the new non-executive directors on matters related to our values and commitments. They are also introduced to the organization structure, services, Group structure and subsidiaries, constitution, Board procedures, matters reserved for the Board, major risks and risk management strategy. The details of the familiarization program are also available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/training-board-members2025.pdf.

Non-executive and independent directors of the Board are familiarized through engagements such as:

Strategy retreat: We organize periodic management strategy retreat with the Board to deliberate on various topics related to strategic planning, progress of ongoing strategic initiatives, risks to strategy execution and the need for new strategic programs to achieve the Company's long-term objectives. This provides the Board members a platform to bring their expertise to various strategic initiatives, while also giving an opportunity for them to understand detailed aspects of execution and challenges relating to the specific theme.

Through this process, members of the Board can interact closely with the senior leadership of the Company and get a comprehensive and balanced perspective on the strategic issues facing the Company, the competitive differentiation being pursued by the Company and an overview of the execution plan.

During the year, the following trainings were organized for the Board:

Geopolitical impact and preparedness:

Board members were given insights on geopolitical variables such as foreign trade policy, technical / AI competition, immigration, and international relations, that may impact the business. The Management team also briefed the Board members on the Company's preparedness to deal with the evolving situations.

Evolving Environmental, Social and Governance (ESG) landscape:

The session emphasized on the aspects of global sustainability trends, policies and regulatory environment topics on India: Net Zero 2070, EU – Climate Neutral 2050, US – Net Zero 2050 and Climate Negotiations – COP29, etc. The session also highlighted the underlying focus areas of ESG, the impact through energy efficiency, e-waste management, carbon footprint reduction, environmental dependencies, social dependencies, and governance dependencies relating to the IT sector and integrating sustainability into organizational strategy.

Additionally, the Company continued to provide an online ESG training module for the Board covering topics such as global outlook on ESG risks and opportunities, global ESG (reporting) frameworks and regulatory landscape, potential focus areas for future, and insights into leading ESG practices.

We also facilitate the continual educational requirements of our directors. Each director is entitled to a training fee of US$5,000 per year. Support is provided for independent directors if they choose to attend educational programs in the areas of Board / corporate governance.

During the year, two of the independent directors attended the National Association of Corporate Directors (NACD) Cybersecurity event. The event, which was held over three days, focused on strategies necessary to effectively oversee cybersecurity, protect sensitive data, and ensure the resilience of businesses in the face of cyber threats.

The details of the training programs attended by the Board members (excluding the NACD event referred above) in fiscal 2025 are as follows:

Name of the director	No. of training hours attended during fiscal 2025
Nandan M. Nilekani	7.5
Salil Parekh	7.5
D. Sundaram	7.5
Michael Gibbs	7.5
Bobby Parikh	7.5
Chitra Nayak	7.5
Govind Iyer	7.5
Helene Auriol Potier	7.5
Nitin Paranjpe	7.5
Total hours	**67.5**

Effective corporate governance

Our legacy of good corporate governance has translated into trust from all stakeholders. To maintain this trust, continuous efforts are made to facilitate effective corporate governance measures such as constitution, governance and working of Board committees.

Availability of information to Board members

The Board has unrestricted access to all Company-related information, including that of our employees. At Board meetings, managers and representatives who can provide additional insights into the items being discussed are invited. Information is provided to the Board members on a continuous basis for their review, inputs and approval. Strategic and operational plans are presented to the Board in addition to the quarterly and annual financial statements. Specific cases of acquisitions, important managerial decisions, material positive / negative developments and statutory matters are presented to the committees of the Board and later, with the recommendation of the committees, to the Board for its approval. As a process, information to directors is submitted along with the agenda well in advance of Board meetings. Inputs and feedback of Board members are taken and considered while preparing the agenda and documents for the Board meetings. At these meetings, directors can provide their inputs and suggestions on various strategic and operational matters.

Attendance of directors in the Board meetings held during fiscal 2025

During the year, five Board meetings were held.

Board attendance

Name of the director	Attended AGM on June 26, 2024	No. of Board meeting					Held during tenure	Attended	%
		1	2	3	4	5			
		April 17-18, 2024	July 17-18, 2024	July 19, 2024	October 16-17, 2024	January 15-16, 2025			
Nandan M. Nilekani	Attended through video call	L	Present	Present	Present	Present	5	4	**80**
Salil Parekh	Attended through video call	Present	Present	Present	Present	Present	5	5	**100**
D. Sundaram	Attended through video call	Present	Present	Present	Present	Present	5	5	**100**
Michael Gibbs	Attended through video call	Present	Present	Present	Present	Present	5	5	**100**
Bobby Parikh	Attended through video call	Present	Present	Present	Present	Present	5	5	**100**
Chitra Nayak[1]	Attended through video call	Present	Present	Present	Attended through video call	Present	5	5	**100**
Govind Iyer	Attended through video call	Present	Present	Present	Present	Present	5	5	**100**
Helene Auriol Potier	Attended through video call	Present	Present	Present	Present	Present	5	5	**100**
Nitin Paranjpe	Attended through video call	Present	Present	Present	Present	Present	5	5	**100**
% Attendance	100	89	100	100	100	100			

Present   Attended through video call   L: Leave of absence

[1] Attended through video call on October 16 and leave of absence on October 17

Governance of Board committees

The Board, in consultation with the Nomination and Remuneration Committee, is responsible for assigning and determining the terms of service for committee members.

The Chairman of the Board, in consultation with the Company Secretary and the respective committee chairperson, determines the frequency of the committee meetings. Generally, all committees meet four times a year. The recommendations of the committees are submitted to the Board for approval. During the year, all recommendations of the committees were approved by the Board.

The quorum for meetings is the higher of two members or one-third of the total number of members of the committee.

Board committees

Audit Committee

- Bobby Parikh (Chairperson)
- D. Sundaram
- Michael Gibbs
- Nitin Paranjpe[1]

Environmental, Social and Governance Committee

- Chitra Nayak (Chairperson)
- Govind Iyer
- Helene Auriol Potier

Corporate Social Responsibility Committee

- Govind Iyer (Chairperson)
- Chitra Nayak
- Michael Gibbs


The Board

Stakeholders Relationship Committee

- Michael Gibbs (Chairperson)
- D. Sundaram
- Bobby Parikh
- Chitra Nayak

Nomination and Remuneration Committee

- D. Sundaram (Chairperson)
- Michael Gibbs
- Govind Iyer
- Nitin Paranjpe

Risk Management Committee

- D. Sundaram (Chairperson)
- Michael Gibbs
- Bobby Parikh
- Chitra Nayak
- Govind Iyer
- Helene Auriol Potier
- Nitin Paranjpe

Cybersecurity Risk Sub-committee

- Michael Gibbs (Chairperson)
- D. Sundaram
- Govind Iyer
- Chitra Nayak

Chairperson
Member

[1] Appointed as member of the Committee effective April 16, 2025

Audit Committee



Bobby Parikh
Chairperson and Financial expert

The Audit Committee ("the Committee") comprises the following, all of whom are independent directors:

1. Bobby Parikh, *Chairperson and Financial expert*
2. D. Sundaram, *Financial Expert*
3. Michael Gibbs
4. Nitin Paranjpe[1]

The Company Secretary acts as the secretary to the Audit Committee.

Objectives of the Committee

The primary objective of the Committee is to assist the Board with oversight of:

1. The accuracy, integrity and transparency of the Company's financial statements with adequate and timely disclosures;
2. Compliance with legal and regulatory requirements;
3. The Company's independent auditors' professional qualifications and independence;
4. The performance of the Company's independent auditors and internal auditors; and
5. Acquisitions and investments made by the Company.

Audit Committee Charter ("the Charter")

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on New York Stock Exchange (NYSE) in the US. In India, Regulation 18 of the Listing Regulations and in the US, the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate Charter. The Committee is guided by the Charter, which has been adopted by the Board and is available on the Company's website at https://www.infosys.com/investors/corporate-governance/documents/audit-committee-charter.pdf.

Process adopted by the Committee to fulfill its objectives
Ensuring an effective and independent internal audit function, which works to provide assurance regarding the adequacy and efficacy of operation of internal controls and processes intended to safeguard the Company's assets, effective and efficient use of the Company's resources and, timely and accurate recording of all transactions
Meeting the independent auditor at the end of each quarter and financial year to discuss key observations relating to the financial statements for the relevant period
Providing an independent channel of communication for the Chief Compliance Officer, the internal auditor and the independent auditor
Inviting members of the Management and, at its discretion, external experts in legal, financial and technical matters, to provide clarifications, advice and guidance
Providing periodic feedback and reports to the Board
Reviewing its Charter, structure, processes, membership periodically, and recommending proposed changes to the Board for approval
Meeting at least four times in a year and ensuring that the gap between two meetings does not exceed 120 days

[1] Appointed as member of the Committee effective April 16, 2025

Committee governance

The Committee comprises of four members and fulfills the requirements of:

- Audit Committee Charter
- Section 149 and 177 of the Companies Act, 2013
- Regulation 18 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee, to carry out its responsibilities efficiently and transparently, relies on the Management's financial expertise and that of the internal and independent statutory auditors. The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent statutory auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the Generally Accepted Auditing Principles and for issuing a report based on the audit.

The Committee met seven times during the year, which is more than the requirement of the Companies Act, 2013 and the Listing Regulations.

Composition and attendance

100%	4	7	100%
Independence	**Members**	**Meetings**	**Attendance**

Attendance details of the Audit Committee

Audit Committee meeting

Name of the member	Committee meeting details							Held during tenure	Attended	%
	1	2	3	4	5	6	7			
	April 17-18, 2024	July 17-18, 2024	September 19-20, 2024	October 16-17, 2024	January 15-16, 2025	March 10-11, 2025	March 27, 2025			
Bobby Parikh	Present	Present	Video call	Present	Present	Video call	Video call	7	7	**100**
D. Sundaram	Present	Present	Video call	Present	Present	Video call	Video call	7	7	**100**
Michael Gibbs	Present	Present	Video call	Present	Present	Video call	Video call	7	7	**100**
Nitin Paranjpe[1]	–	–	–	–	–	–	–	–	–	–
% Attendance	100	100	100	100	100	100	100			

Present   Attended through video call

[1] Appointed as member of the Committee effective April 16, 2025

Audit Committee report for the year ended March 31, 2025

Key highlights of the activities of the Committee during the year	Frequency
Reviewed and recommended to the Board, the Company's financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board	Q
Held discussions with the independent statutory auditors (without the presence of members of the Management) regarding the Company's audited financial statements and sought their assessment on the quality and applicability of the accounting principles, the reasonableness of significant judgments, the independence of the auditors, the internal controls, the integrity of the Company's financial reporting process, the adequacy of disclosures in the financial statements and other matters as the Committee deemed necessary	Q
Evaluated internal financial controls and risk assessment and management systems and reviewed the responsibilities, functions, qualifications, performance and adequacy of internal audit function	Q
Undertook an annual performance evaluation of its own effectiveness	A
Reviewed with independent statutory auditors the nature and scope of the audit, audit engagement and internal quality control procedures to ascertain adequacy and appropriateness	A
Reviewed the Management's discussion and analysis of the financial condition and results of operations	A
Besides discussing the overall scope and plan for the internal audit and requirements of SEC, SEBI and other regulatory bodies, the Committee also reviewed the adequacy and effectiveness of the Company's legal, regulatory and ethics compliance programs.	Q
Reviewed the annual performance assessment of statutory auditors, internal auditors and the secretarial auditors	A
Reviewed business plan assessment and value analysis of investment in subsidiaries	Q

Key highlights of the activities of the Committee during the year	Frequency
Recommended appointment of internal auditors	A
Recommended appointment of secretarial auditors	P
Reviewed and recommended audit fees, audit-related fees, availing permissible non-audit services by statutory auditors and the corresponding non-audit service fees for Board's approval	P
Assisted the Board in monitoring the Management's financial reporting process	P
Reviewed the process adopted by the Management for testing impairment of assets including financial assets and goodwill	A
Reviewed the significant transactions of the subsidiaries	P
Reviewed and approved related party transactions, granted omnibus approvals, noted half-yearly disclosures to the stock exchanges and recommended to the Board for approval as and when necessary	P
Recommended acquisitions, investments, divestment and reviewed the performances of the acquired entities and end-utilization of intercorporate loans and advances	P
Monitored and reviewed internal controls and mechanism to track the compliances and periodical reporting to SEBI under insider trading regulations. Reviewed compliance with the Company's Code of Conduct and Ethics, reviewed the legal and compliance updates in addition to the investigations of the whistleblower complaints received during the year	Q
Reviewed and recommended to the Board on various policies as part of annual policy review process	A
Noted the disclosures issued by promoters under Regulation 31(4) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011	A

Frequency **A** Annually **Q** Quarterly **P** Periodically

Key recommendations of the Committee

Based on its discussion with the Management and the auditors, and a review of the representations of the Management and the report of the auditors, the Committee has recommended the following to the Board:

- The Company's quarterly condensed financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, be accepted by the Board
- The audited financial statements of Infosys Limited, prepared in accordance with Ind AS, for the year ended March 31, 2025, be accepted by the Board as a true and fair statement of the financial status of the Company
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in accordance with Ind AS, for the year ended March 31, 2025, be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in Indian rupee and US dollars in accordance with IFRS, for the quarter and year ended March 31, 2025, be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in US dollar in accordance with IFRS, for the year ended March 31, 2025, be accepted by the Board as a true and fair statement of the financial status of the Group and be included in the Company's Annual Report on Form 20-F, to be filed with the SEC
- The appointment of Ernst & Young LLP as the internal auditors of the Company for the year ending March 31, 2026, to review various operations of the Company
- Makarand M. Joshi & Co., Company Secretaries (Firm registration no: P2009MH007000), be appointed as secretarial auditors of the Company to hold office for a term of five consecutive years commencing from financial year 2025-26 till financial year 2029-30 subject to the approval of shareholders as per the Listing regulations read with Section 204 of the Act and Rules thereunder.
- The Committee will be issuing a letter in line with Recommendation No. 9 of the Blue Ribbon Committee on Audit Committee effectiveness, to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F.

Relying on its review and the discussions with the Management and the independent statutory auditors, the Committee believes that the Company's financial statements are fairly presented in conformity with Ind AS and IFRS and that there is no significant deficiency or material weakness in the Company's internal control over financial reporting. In conclusion, the Committee is satisfied that it has complied with its responsibilities as outlined in the Charter. The Board has accepted all recommendations made by the Audit Committee.

Sd/-

Bengaluru
April 17, 2025

Bobby Parikh
Chairperson
DIN: 00019437

Nomination and Remuneration Committee



D. Sundaram
Chairperson

The Nomination and Remuneration Committee ("the Committee") comprises only independent directors. As on March 31, 2025, the Committee comprised:

1. D. Sundaram, *Chairperson*
2. Michael Gibbs
3. Govind Iyer
4. Nitin Paranjpe

Objectives of the Committee

The main objectives and responsibilities of the Committee are to:

1. Assist the Board in discharging its responsibilities relating to remuneration of the Company's Directors, Key Managerial Personnel (KMP) and senior management
2. Evaluate and approve the adequacy of the remuneration plans, policies, programs and succession plans for the Company's Directors, KMP and senior management (including identifying persons to be appointed to positions of KMP and senior management in accordance with identified criteria and to recommend to the Board their appointment and removal);
3. Formulate the criteria for determining qualifications, positive attributes and independence of a director, and performance evaluation of directors on the Board
4. Administration of equity-based plans / schemes approved by the shareholders
5. Oversee the Company's nomination process for KMP and senior management and identify, screen and review individuals qualified to serve as directors, KMP and senior management consistent with criteria approved by the Board
6. Recommend the appointment and removal of directors, for approval at the annual meeting of shareholders
7. Carry out evaluation of the performance of the Board and review the evaluation's implementation and compliance
8. Leadership development
9. Develop and maintain corporate governance policies applicable to the Company
10. Devise a policy on Board diversity

Committee governance

The Committee comprises of four members and fulfills the requirements of:

- Nomination and Remuneration Committee Charter
- Section 178 of the Companies Act, 2013
- Regulation 19 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee oversees key processes by which the Company recruits new members to its Board, and the processes by which the Company recruits, motivates and retains outstanding senior management as well as the Company's overall approach to human resources management.

Committee Policy and Charter

The Committee Charter and Policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

The Nomination and Remuneration Committee met four times during fiscal 2025.

Composition and attendance

100%	4	4	100%
Independence	Members	Meetings	Attendance

Attendance details of the Nomination and Remuneration Committee

Nomination and Remuneration Committee meeting							
Name of the member	Committee meeting details				Held during tenure	Attended	%
	1	2	3	4			
	April 17-18, 2024	July 17, 2024	October 16, 2024	January 15, 2025			
D. Sundaram	Present	Present	Present	Present	4	4	**100**
Michael Gibbs	Present	Present	Present	Present	4	4	**100**
Govind Iyer	Present	Present	Present	Present	4	4	**100**
Nitin Paranjpe	Present	Present	Present	Present	4	4	**100**
% Attendance	100	100	100	100			

Present   Attended through video call

Nomination and Remuneration Committee report for the year ended March 31, 2025

Key highlights of the activities of the Committee during the year	Frequency
Made regular reports to the Board regarding its actions and made recommendations to the Board as appropriate	Q
Recommended the appointment of Egon Zehnder, a leadership advisory firm on board matters, to assist in evaluating the members of the Board, its committees, and the Board as a whole. Accordingly, the exercise was completed during fiscal 2025.	A
Undertook a review of the succession plans for key leadership positions, and helped to shape and monitor the development plans of key leadership personnel	P
Reviewed and recommended to the Board the amendments to the Nomination and Remuneration Policy and the Charter	A
Placed a substantial focus on improving the overall diversity of the workforce and enhancing employee engagement through real-time feedback from employees	P
Approved and granted stock incentives to eligible employees of the Company and subsidiaries during the year under the 2015 Stock Incentive Compensation Plan and the Infosys Expanded Stock Ownership Program 2019.	P
Undertook an annual performance evaluation of its own effectiveness	A
Recommended revision in the compensation of the senior management personnel for the approval of the Board	P
Reviewed various initiatives undertaken by the Company to ensure the safety, security and well-being of employees, as well as their overall development through learning programs and on-the-job training	Q

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Bengaluru
April 16, 2025

D. Sundaram
Chairperson
DIN: 00016304

Corporate Social Responsibility Committee



Govind Iyer
Chairperson

The Corporate Social Responsibility Committee ("the Committee") comprises only independent directors. As on March 31, 2025, the Committee comprised:

1. Govind Iyer, *Chairperson*
2. Chitra Nayak
3. Michael Gibbs

Our CSR philosophy

We focus on our social and environmental responsibilities to fulfil the needs and expectations of the communities around us. Our Corporate Social Responsibility (CSR) is not limited to philanthropy, but encompasses holistic community development, institution-building and sustainability-related initiatives.

Objectives and responsibilities of the Committee

The primary objective of the Committee is to assist the Board in fulfilling its corporate social responsibility. The Committee has overall responsibility for:

1. Identifying the areas of CSR activities
2. Recommending the amount of expenditure to be incurred on the identified CSR activities
3. Evaluating CSR proposals received from the Company
4. Implementing and monitoring the CSR Policy from time to time
5. Formulating a CSR annual action plan and recommending it to the Board
6. Reviewing the Company's initiatives and programs
7. Coordinating with Infosys Foundation or agency(ies) such as registered trusts, societies, or Section 8 companies in implementing programs and executing initiatives as per the CSR Policy of the Company
8. Reviewing the impact assessment reports issued by the independent agency on the Company's projects
9. Reviewing CSR reporting / disclosures as may be required under various statutes
10. Reviewing certificates issued for utilization of CSR funds earmarked for specific themes / projects

Committee governance

The Committee comprises three independent directors and fulfills the requirements of:

- Section 135 of the Companies Act, 2013
- CSR Committee Charter

The CSR Committee is responsible for identifying the areas of CSR activities, programs and execution of initiatives as per defined guidelines and for overseeing the activities / functioning of Infosys Foundation, Infosys Foundation USA and other initiatives undertaken by the Company, including in Australia and various part of Europe. The Foundations report to the Committee the progress of deployed initiatives and guide in making appropriate disclosures on a periodic basis.

The CSR Committee met four times during fiscal 2025.

Composition and attendance

100%	3	4	100%
Independence	**Members**	**Meetings**	**Attendance**

Attendance details of the CSR Committee

CSR Committee meeting							
Name of the member	Committee meeting details				Held during tenure	Attended	%
	1	2	3	4			
	April 10, 2024	July 9, 2024	October 11, 2024	January 14, 2025			
Govind Iyer	Video call	Video call	Video call	Present	4	4	**100**
Chitra Nayak	Video call	Video call	Video call	Present	4	4	**100**
Michael Gibbs	Video call	Video call	Video call	Present	4	4	**100**
% Attendance	100	100	100	100			

Present   Attended through video call

Committee Policy and Charter

The Committee, with the approval of the Board, has adopted the CSR Policy as required under Section 135 of the Companies Act, 2013. The Committee Charter and Policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf

CSR report

The CSR report, as required under the Companies Act, 2013, for the year ended March 31, 2025, is attached as *Annexure 6* to the *Board's report*.

The Committee, on a periodic basis, reviewed and approved the budget and disbursement of funds. The Committee ensures to allocate at least 2% of the average net profits of the Company made during the three immediately preceding financial years for CSR activities in India during the year. Accordingly, during fiscal 2025, the Company spent ₹523.70 crore on various projects. The unspent balance of ₹16.15 crore is towards various ongoing projects and will be transferred to the unspent CSR account and spent in accordance with the Companies (Corporate Social Responsibility Policy) Rules, 2014 and amendments thereunder. In addition to the ₹523.70 crore spent in fiscal 2025, the Company also spent ₹46.26 crore on account of ongoing projects of fiscals 2022, 2023 and 2024. The CSR amount spent in the US, Australia, and various parts of Europe, is over and above the statutory requirement in India. During fiscal 2025, the aggregate amount spent outside India was ₹40 crore.

Sd/-

Govind Iyer
Chairperson
DIN: 00169343

Mumbai
April 10, 2025

ESG Committee



Chitra Nayak
Chairperson

The ESG Committee ("the Committee") was constituted with effect from April 14, 2021. Infosys is one of the first Indian companies to have a voluntary independent Board-level ESG Committee to oversee the Company's ESG priorities. The Committee comprises only independent directors. As on March 31, 2025, the Committee comprised:

1. Chitra Nayak, *Chairperson*
2. Govind Iyer
3. Helene Auriol Potier

Objectives and responsibilities of the Committee

1. Guide the creation of the ESG vision and ambitions of the Company and continuously review updates and progress on the ESG vision and goals, thereon.
2. Review the ESG Operations Council and its working. The Committee may form and delegate authority to sub-committees as and when appropriate.
3. Ensure that the Company is taking appropriate measures to undertake and implement actions to further its ESG vision and ambitions.
4. Review statutory requirements for sustainability reporting, e.g. Business Responsibility and Sustainability Report (BRSR) and guide Infosys' leadership on global ESG assessments.
5. Obtain advice and assistance from internal or external experts, advisors.
6. Review and reassess the adequacy of the ESG Committee Charter periodically and recommend any proposed changes to the Board for approval.

Committee governance

The main responsibility of the ESG Committee is to guide the ESG journey of the Company embarked from 2011. The ESG Committee Charter can be accessed at https://www.infosys.com/investors/corporate-governance/documents/environment-social-governance-committee-charter.pdf

The Company's ESG Vision 2030 and ESG report 2025 can be accessed at

https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html

https://www.infosys.com/sustainability/documents/infosys-esg-report-2024-25.pdf

The ESG Committee met four times during fiscal 2025.

Composition and attendance

100%	3	4	100%
Independence	Members	Meetings	Attendance

Attendance details of the ESG Committee

ESG Committee meeting							
Name of the member	Committee meeting details				Held during tenure	Attended	%
	1	2	3	4			
	April 10, 2024	July 11, 2024	October 11, 2024	January 14, 2025			
Chitra Nayak	Attended through video call	Attended through video call	Attended through video call	Present	4	4	**100**
Govind Iyer	Attended through video call	Attended through video call	Attended through video call	Present	4	4	**100**
Helene Auriol Potier	Attended through video call	Attended through video call	Attended through video call	Present	4	4	**100**
% Attendance	100	100	100	100			

Present   Attended through video call

ESG Committee report for the year ended March 31, 2025

Key highlights of the activities of the Committee during the year	Frequency
Made regular reports to the Board regarding its actions and made recommendations to the Board as appropriate	Q
Reviewed the ESG Operations Council and its working	Q
Reviewed and took note of the progress of ESG ambitions 2030 and responsible supply chain program	P
Reviewed client engagements on climate actions and sustainability through the Company's sustainability offerings and solutions	P
Reviewed required compliance with climate change regulations across various jurisdictions, applicable to the Company	A
Reviewed the Company's position with respect to global ESG assessments and provided directions to address gaps	Q
Monitored the Company's actions on diversity, equity and inclusion	P

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Bengaluru
April 15, 2025

Chitra Nayak
Chairperson
DIN: 09101763

Risk Management Committee



D. Sundaram
Chairperson

The Risk Management Committee ("the Committee") comprises only independent directors. As on March 31, 2025, the Committee comprised:

1. D. Sundaram, *Chairperson*
2. Michael Gibbs
3. Bobby Parikh
4. Chitra Nayak
5. Govind Iyer
6. Helene Auriol Potier
7. Nitin Paranjpe

Objectives and responsibilities of the Committee

The primary objectives of the Committee are:

1. To assist the Board in fulfilling its oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks
2. To monitor and approve the enterprise risk management framework and associated practices of the Company
3. To periodically assess risks to the effective execution of business strategy and review key leading indicators in this regard
4. To periodically review the risk management processes and practices of the Company and ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities
5. To evaluate significant risk exposures of the Company and assess the Management's actions to mitigate the exposures in a timely manner
6. To evaluate risks related to cybersecurity and ensure appropriate procedures are in place to mitigate these risks in a timely manner
7. To coordinate its activities with the Audit Committee in instances where there is any overlap with audit activities
8. To review and reassess the adequacy of the Risk Management Committee Charter periodically and recommend any proposed changes to the Board for approval
9. To ensure access to any internal information necessary to fulfil its oversight role and obtain advice and assistance from internal or external legal, accounting or other advisors
10. To appoint, remove and approve terms of remuneration of the Chief Risk Officer

Committee governance

The Committee comprises only independent directors and fulfills the requirements of:

- Risk Management Committee Charter
- Regulation 21 of the Listing Regulations
- NYSE guidelines, as applicable

Committee Charter

The Risk Management Committee Charter is available on the Company's website, at

https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf.

The Committee met four times during fiscal 2025.

Composition and attendance

100%	7	4	100%
Independence	Members	Meetings	Attendance

Attendance details of the Risk Management Committee

Risk Management Committee meeting

Name of the member	Committee meeting details				Held during tenure	Attended	%
	1	2	3	4			
	April 9, 2024	July 11, 2024	October 10, 2024	January 14, 2025			
D. Sundaram	Video call	Video call	Video call	Present	4	4	**100**
Michael Gibbs	Video call	Video call	Video call	Present	4	4	**100**
Bobby Parikh	Video call	Video call	Video call	Present	4	4	**100**
Chitra Nayak	Video call	Video call	Video call	Present	4	4	**100**
Govind Iyer	Video call	Video call	Video call	Present	4	4	**100**
Helene Auriol Potier	Video call	Video call	Video call	Present	4	4	**100**
Nitin Paranjpe	Video call	Video call	Video call	Present	4	4	**100**
% Attendance	100	100	100	100			

Present   Attended through video call

Risk Management Committee report for the year ended March 31, 2025

Key highlights of the activities of the Committee during the year	Frequency
Reviewed the risks arising due to evolving macro-economic and geopolitical scenarios in the markets we operate in	P
Reviewed risks, opportunities and mitigation actions to reputation, competitive landscape, gen AI, currency movements, global capability centers and regulatory environment	P
Reviewed and reassessed the adequacy of the Committee's charter and recommended any proposed changes to the Board for approval	A
Reviewed service delivery risks and mitigations in critical client engagements	P
Reviewed client credit risk	Q
Reviewed the risks to the achievement of ESG goals	A
Reviewed the cybersecurity-related risks, mitigations and oversight of the Cybersecurity Risk Sub-committee	Q
Reviewed the Company's information security and data privacy policies, incident policy, related system controls, GDPR and similar regulatory requirements, risks and progress of mitigation actions	P
Submitted regular reports and recommendations to the Board with respect to risk management and mitigation procedures	Q
Undertook an annual performance evaluation of its own effectiveness	A

Frequency   **A** Annually   **Q** Quarterly   **P** Periodically

Sd/-

Bengaluru
April 9, 2025

D. Sundaram
Chairperson
DIN: 00016304

Cybersecurity Risk Sub-committee



Michael Gibbs
Chairperson and Cybersecurity expert

The Cybersecurity Risk Sub-committee ("the Sub-committee") comprises only independent directors. As on March 31, 2025, the Sub-committee comprised:

1. Michael Gibbs, *Chairperson and Cybersecurity expert*
2. D. Sundaram
3. Govind Iyer
4. Chitra Nayak

Committee governance

The Risk Management Committee constituted a Cybersecurity Risk Sub-committee in April 2019. This Sub-committee was voluntarily constituted to focus on cybersecurity-related threats. The objective of the Sub-committee is to assess cybersecurity-related risks and the preparedness of the Company to mitigate and react to such risks. The Sub-committee meets periodically and recommends its findings, if any, to the Risk Management Committee.

The Sub-committee met four times during fiscal 2025.

Composition and attendance

100%	4	4	100%
Independence	**Members**	**Meetings**	**Attendance**

Attendance details of the Cybersecurity Risk Sub-committee

Cybersecurity Risk Sub-committee meeting							
Name of the member	Committee meeting details				Held during tenure	Attended	%
	1	2	3	4			
	April 8, 2024	July 10, 2024	October 10, 2024	January 14, 2025			
Michael Gibbs	Attended through video call	Attended through video call	Attended through video call	Present	4	4	**100**
D.Sundaram	Attended through video call	Attended through video call	Attended through video call	Present	4	4	**100**
Govind Iyer	Attended through video call	Attended through video call	Attended through video call	Present	4	4	**100**
Chitra Nayak	Attended through video call	Attended through video call	Attended through video call	Present	4	4	**100**
% Attendance	100	100	100	100			

Present   Attended through video call

Cybersecurity Risk Sub-committee report for the year ended March 31, 2025

Key highlights of the activities of the Committee during the year	Frequency
Reviewed the security awareness initiatives, including targeted phishing mails, cybersecurity week, bootcamps, etc., along with consequence management for violations	P
Reviewed the progress of tech stack modernization and deployment, cloud security governance, subsidiary landscape, AI and quantum computing	P
Reviewed the external threat landscape and environment, vulnerability management, incident metrics, global ransomware attacks, and Infosys' preparedness, including crisis management and scenario analysis	P
Reviewed the details of cybersecurity incidents and the progress of mitigation actions	P

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Dallas
April 9, 2025

Michael Gibbs
Chairperson
DIN: 08177291

Stakeholders Relationship Committee



Michael Gibbs
Chairperson

The Stakeholders Relationship Committee ("the Committee") comprises only independent directors. As on March 31, 2025, the Committee comprised:

1. Michael Gibbs, *Chairperson*
2. D. Sundaram
3. Bobby Parikh
4. Chitra Nayak

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations and the Nodal Officer to ensure compliance with the IEPF rules.

Purpose of the Committee

The purpose of the Committee is to assist the Board and the Company to oversee the various aspects of interests of stakeholders of the Company. The term 'stakeholder' includes shareholders and other security holders.

Objectives and responsibilities of the Committee

The primary objectives of the Committee are to:

1. Consider and resolve the security holders' concerns or complaints
2. Monitor and review the investor service standards of the Company
3. Take steps to develop an understanding of the views of shareholders about the Company, either through direct face-to-face interaction, analysts' briefings or survey of shareholders
4. Oversee and review the engagement and communication plan with shareholders and ensure that the views and concerns of the shareholders are highlighted to the Board at the appropriate time and that steps are taken to address such concerns

Committee governance

The Committee comprises four independent directors and performs the functions as required by:

- Section 178 of the Companies Act, 2013 and rules framed thereunder
- Regulation 20 of the Listing Regulations and other regulations and laws, as applicable
- NYSE guidelines, as applicable
- Stakeholders Relationship Committee Charter

Committee Charter

The Stakeholders Relationship Committee Charter is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf.

Composition and attendance

100%	4	4	100%
Independence	Members	Meetings	Attendance

Attendance details of the Stakeholders Relationship Committee

Stakeholders Relationship Committee meeting							
Name of the member	Committee meeting details				Held during tenure	Attended	%
	1	2	3	4			
	April 8, 2024	July 10, 2024	October 11, 2024	January 14, 2025			
Michael Gibbs	Attended through video call	Attended through video call	Attended through video call	Present	4	4	**100**
D. Sundaram	Attended through video call	Attended through video call	Attended through video call	Present	4	4	**100**
Bobby Parikh	Attended through video call	Attended through video call	Attended through video call	Present	4	4	**100**
Chitra Nayak	Attended through video call	Attended through video call	Attended through video call	Present	4	4	**100**
% Attendance	100	100	100	100			

Present   Attended through video call

Complaints received and resolved during the year ended March 31, 2025


2024
819
819
2025
228
227
Received
Resolved

Stakeholders Relationship Committee report for the year ended March 31, 2025

Key highlights of the activities of the Committee during the year	Frequency
Monitored and reviewed the Company's performance in dealing with stakeholder grievances	A
Reviewed various measures and initiatives taken for reducing the quantum of unclaimed dividends and timely receipt of dividend warrants / annual reports / notices by the shareholders of the Company	P
Reviewed the unclaimed dividend and equity shares transferred to the Investor Education and Protection Fund (IEPF) pursuant to the IEPF Rules	P
Reviewed the annual audit report submitted by the Registrar & Share Transfer Agent's (RTA) independent auditors on the annual internal audit conducted on the RTA operations as mandated by SEBI	A
Reviewed the measures taken for effective exercise of voting rights by shareholders	A
Reviewed the adherence to service standards and security assessments adopted in respect of various services being rendered by the RTA	P
Undertook an annual performance evaluation of its own effectiveness	A
Reviewed the Management's investor / analyst interactions	Q
Reviewed the key investor relations updates	Q
Noted the investor awareness sessions conducted for employees by the Company in collaboration with National Stock Exchange and SEBI	P
Reviewed and recommended to the Board the amendments to the Code on Fair Disclosure and Investor Relations, Dividend Distribution Policy and Committee Charter	P

Frequency   **A** Annually   **Q** Quarterly   **P** Periodically

Sd/-

Bengaluru
April 15, 2025

Michael Gibbs
Chairperson
DIN: 08177291

Fairness and excellence

Two of the core values of our C-LIFE, fairness and excellence are evident in the workings of the Board, its evaluation and the compensation paid to the directors and the executive leadership.

Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework. The Board works with the Nomination and Remuneration Committee to lay down the evaluation criteria for the performance of the Chairman, the Board, Board committees, and executive / non-executive / independent directors through peer evaluation, excluding the director being evaluated.

Independent directors have three key roles – governance, control and guidance. Some performance indicators, based on which the independent directors are evaluated, include:

- The ability to contribute to and monitor our corporate governance practices
- The ability to contribute by introducing international best practices to address business challenges and risks
- Active participation in long-term strategic planning
- Commitment to the fulfilment of a director's obligations and fiduciary responsibilities; these include participation in Board and committee meetings.

To improve the effectiveness of the Board and its committees, as well as that of each individual director, a formal and rigorous Board review is undertaken on an annual basis.

The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct the Board evaluation for fiscal 2025. The evaluation process focused on Board dynamics, softer aspects, committee effectiveness and information flow to the Board or its committees, among other matters. The methodology included various techniques such as questionnaires, one-on-one discussions, etc. The aspects of succession planning and committee composition were also considered. The Board evaluation process was completed during fiscal 2025. During the year, the recommendations of the previous year's Board evaluation were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year's recommendations were discussed.

Further, the evaluation process was based on the affirmation received from the independent directors that they met the independence criteria as required under the Companies Act 2013, the Listing Regulations and the NYSE listing manual.

Board and executive leadership compensation

Executive leadership compensation

Our executive compensation programs encourage reward for performance. A significant portion of the executives' total rewards is tied to the delivery of long-term corporate performance goals to align with the interests of the shareholders.

As required under the Listing Regulations, the Nomination and Remuneration Committee recommends to the Board the payment of remuneration to the directors, KMP, and senior management. The Nomination and Remuneration Policy of the Company is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

Non-executive and non-independent chairman's compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company.

Independent directors' compensation

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profit for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

The Board, while deciding the basis for determining the compensation of the independent directors, takes various things into consideration. These include global board compensation benchmarking, participation of individual directors in Board and committee meetings, other responsibilities, such as membership or chairmanship of committees, time spent in carrying out other duties, roles and functions as prescribed in Schedule IV of the Companies Act, 2013, Listing Regulations and such other factors as the Board deems fit.

Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. This payment will be made with respect to the profits of the Company for each year.

The amount payable to the independent directors for the year ended March 31, 2025 is ₹17.68 crore. Additionally, independent directors are also reimbursed for expenses incurred in the performance of their official duties. We confirm that none of the non-executive directors received remuneration amounting to 50% of the total remuneration paid to non-executive directors during the year ended March 31, 2025.

The aggregate amount of remuneration (commission) was arrived at using the following criteria:

Particulars	in ₹ crore	in US$
Fixed Board fee	1.28	150,000
Board / committee attendance fee[1]	0.21	25,000
Non-executive chairman fee	2.56	300,000
Chairperson – Audit Committee	0.43	50,000
Members – Audit Committee	0.26	30,000
Chairperson – other committees	0.26	30,000
Members – other committees	0.17	20,000
Travel fee (per meeting)[2]	0.09	10,000
Incidental fees (per meeting)[3]	0.01	1,000
Lead Independent Director	0.26	30,000

Notes: 1 US$ = ₹85.48 as on March 31, 2025

The payment is subject to deduction of tax at source (TDS) as required by applicable tax laws.

(1) The Company normally has five regular Board meetings in a year. Independent directors are expected to attend at least four quarterly Board meetings and the AGM.

(2) For directors based overseas, the travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

(3) For directors based overseas, incidental fees shown is per Board meeting. This fee is paid to independent directors for expenses incurred during their travel to attend Board meetings in India.

The Board believes that the above compensation structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

Indemnification agreements

We have also entered into agreements to indemnify our directors and officers for claims brought against them to the fullest extent permitted under applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceedings, including any action by or in the right of the Company, arising out of such persons' services as our director or officer, expenses in relation to public relations consultation, if required.

Agreements binding listed entities

Pursuant to Regulation 30A of the Listing Regulations, no agreement has been entered or executed by the shareholders, promoters, promoter group entities, related parties, directors, key managerial personnel and employees of the Company and its subsidiaries during fiscal 2025.

Materially significant related party transactions

There have been no materially significant related party transactions that may have potential conflict with the interests of the listed entity at large as provided in the Related Party Transactions Policy, which is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf.

During the year, the Company has obtained shareholders' approval for material related party transactions in accordance with Regulation 23 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The details of these transactions are available at https://www.bseindia.com/xml-data/corpfiling/AttachHis/e0a622f0-71e9-4868-836f-ec073491004e.pdf.

Remuneration to directors in fiscal 2025

(in ₹ crore)

Name of the director	Fixed salary			Bonus / incentives / variable pay	Perquisites on account of stock options exercised[(1)*]	Commission	Total
	Base salary (A)	Retiral benefits (B)	Total fixed salary (A+B)				
Non-executive and non-independent director							
Nandan M. Nilekani[(2)]	–	–	–	–	–	–	–
Executive director							
Salil Parekh[(3)]	7.45	0.49	7.94	23.18	49.50	–	80.62
Independent directors							
D. Sundaram	–	–	–	–	–	2.86	2.86
Michael Gibbs	–	–	–	–	–	3.16	3.16
Bobby Parikh	–	–	–	–	–	2.27	2.27
Chitra Nayak	–	–	–	–	–	2.81	2.81
Govind Iyer	–	–	–	–	–	2.44	2.44
Helene Auriol Potier	–	–	–	–	–	2.21	2.21
Nitin Paranjpe	–	–	–	–	–	1.93	1.93

Notes: The details in the above table are on accrual basis.

(1) In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2025 is mentioned in the notes below. Independent directors are not entitled to any stock incentives.

(2) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(3) a) Perquisites value of stock incentives on account of exercise of 3,06,276 Restricted Stock Units (RSUs) under the 2015 Plan and 39,141 RSUs under the 2019 Plan during fiscal 2025

b) On the recommendation of the Nomination and Remuneration Committee and as approved by the shareholders, in accordance with the terms of his employment agreement effective July 1, 2022, the Board approved

i) the grant of 2,45,679 performance-based RSUs under the 2015 Plan effective May 2, 2024. These will vest based on the achievement of certain performance targets.

ii) the grant of 14,140 performance-based RSUs under the 2015 Plan effective May 2, 2024. These will vest based on the achievement of certain environment, social and governance milestones as determined by the Board.

iii) the grant of 35,349 performance-based RSUs under the 2015 Plan effective May 2, 2024. These will vest based on the achievement of the Company's performance on cumulative relative TSR over the years and as determined by the Board.

iv) the grant of 16,204 annual time-based RSUs for fiscal 2025 under the 2015 Plan effective February 1, 2025. These will vest over a period of three years.

v) the grant of 70,699 performance-based RSUs for fiscal 2025 under the 2019 Plan effective May 2, 2024. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the employment agreement.

* The RSUs were issued at par value.

In accordance with the Listing Regulations, no employee, including key managerial personnel or senior management or director or promoter of a listed entity, shall enter into any agreement for himself or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit-sharing in connection with dealings in the securities of the Company, without prior approval from the Board as well as from shareholders by way of an ordinary resolution. No such instances were reported during fiscal 2025.

Employment agreements with executive director

Name of the director	Effective date of executive employment agreement	Details of shareholders' approval on the agreements	Website links
Salil Parekh, Chief Executive Officer and Managing Director	January 2, 2018 (initial appointment) and July 1, 2022 (reappointment)	The shareholders approved the initial appointment and key terms of the agreement vide postal ballot concluded on February 20, 2018 and amended the terms of remuneration as per the resolution passed at the AGM dated June 22, 2019. Further, the shareholders approved the reappointment of Salil Parekh including revised remuneration payable to him at the 41st AGM held on June 25, 2022.	Employment agreement including key terms: https://www.infosys.com/investors/reports-filings/documents/ceo-executive-employment-agreement2022.pdf and https://www.infosys.com/investors/reports-filings/Documents/CEO-executive-employment-agreement2018.pdf AGM notice: https://www.infosys.com/investors/reports-filings/documents/agm-notice2019.pdf and https://www.infosys.com/investors/reports-filings/documents/agm-notice2022.pdf

Details of total fees paid to statutory auditors

The details of total fees for all services paid by the Company and its subsidiaries, on a consolidated basis, to the statutory auditor and all entities in the network firm / network entity of which the statutory auditor is a part, are as follows:

(in ₹ crore)

Type of service	Fiscal 2025	Fiscal 2024
Audit fees [1]	29	25
Tax fees	2	2
Others	1	2
Total	32	29

[1] Includes audit and audit-related services

Particulars of senior management

The particulars of senior management as per Regulation 16(1) (d) of the Listing Regulations including the changes during the fiscal 2025 are as follows:

Name	Designation
Anand Swaminathan	Segment Head – Communication, Media and Technology
Arun Kumar H.R.	Head – Business Strategy, Planning and Operations
Ashiss Kumar Dash	Segment Head – Energy, Utilities, Resources and Services
Dennis Kantilal Gada	Segment Head – Banking and Financial Services
Dinesh R.	Chief Delivery Officer
Inderpreet Sawhney	Chief Legal Officer and Chief Compliance Officer
Jasmeet Singh	Segment Head – Manufacturing
Jayesh Sanghrajka	Chief Financial Officer
Manikantha A.G.S.	Company Secretary

Name	Designation
Kannan Amaresh	Industry Head – Insurance
Karmesh Gul Vaswani	Segment Head – CPG, Logistics & Retail
Satish H.C.	Chief Delivery Officer
Shaji Mathew	Chief Human Resources Officer
Sumit Virmani	Chief Marketing Officer
Subhro Mallik	Industry Head – Life Sciences
Venkateshwaran Ananthakrishnan	Industry Head – Healthcare
Changes during fiscal 2025	
Senior management personnel	**Effective date**
Resignations	
Hemant Lamba	September 30, 2024

Integrity and transparency & Relationship with stakeholders

Our Company upholds integrity and transparency in all transactions and communications with stakeholders. Our stakeholders are our partners in our journey to sustained value creation and therefore, our relationship with stakeholders and clear communication with them is at the center of all disclosures and reports.

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Companies Act, 1956. In 1983, the corporate headquarters were relocated to Bengaluru. The name of the Company was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when the Company became a public limited company. We made an Initial Public Offering (IPO) in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹145 per share, compared to the IPO price of ₹95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

On March 11, 1999, Infosys listed on NASDAQ, becoming the first Indian company to do so. We issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹10 each) at US$34 per ADS under the ADS Program, and these ADSs were listed on the NASDAQ National Market.

The share data mentioned before is unadjusted for stock split and bonus shares. In July 2003, June 2005 and November 2006, we issued secondary-sponsored American Depositary Receipts (ADRs) of US$294 million, US$1.1 billion and US$1.6 billion, respectively.

During fiscal 2012, the name of the Company was changed from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner to our clients.

During fiscal 2013, we delisted our ADSs from NASDAQ, and listed them in the New York Stock Exchange (NYSE), Euronext London and Euronext Paris. During fiscal 2019, the Company voluntarily delisted from Euronext London and Paris due to low trading volume. Infosys equity shares and ADSs are listed on NSE and BSE in India and in NYSE, respectively, under the symbol "INFY".



Bonus issues and stock split


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
No. of shares
1
2
4
8
16
32
64
128
256
1,024
2,048
4,096
8,192
16,384

Prior to 1986	1986	1989	1991	1992	1994	1997	1999	2000	2005	2007	2015	2016	2019
	Bonus	Bonus	Bonus	Bonus	Bonus	Bonus	Bonus	Stock Split	Bonus	Bonus	Bonus	Bonus	Bonus
	1:1	1:1	1:1	1:1	1:1	1:1	1:1	2:1	3:1	1:1	1:1	1:1	1:1

Corporate action

Note:
The above graph depicts the increase in the number of Infosys shares as a result of the Company's bonus issues over the years and a stock split in 2000 in the ratio of 2:1. For example, if the investor / shareholder held one share in 1986 prior to the bonus issue and continued to hold it, he would have 16,384 shares today owing to the bonus share issues and stock split.

Dividend for fiscal 2025

₹21.00

Dividend cycle Interim 2024-25
Record date Oct 29, 2024
Payout date Nov 08, 2024

Total Dividend
₹43.00

Dividend cycle Final 2024-25
Record date May 30, 2025
Payout date June 30, 2025

₹22.00

Unclaimed dividend

Members wishing to claim dividends that remain unclaimed are requested to correspond with the Registrar & Share Transfer Agent (RTA), KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032 and e-mail at einward.ris@kfintech.com., or with the Company Secretary, at the Company's registered office or at investors@infosys.com. Members are requested to note that dividends that are not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will be transferred to the Investor Education and Protection Fund (IEPF) as per Section 124 of the Act, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("the Rules"), as amended.

Further, the Rules mandate that the shares on which dividend has not been claimed / encashed for seven consecutive years or more be transferred to the IEPF. Additionally the company has not transferred or hold any Equity shares in the Demat suspense account or unclaimed suspense account.

The following table provides a list of years for which unclaimed dividends and their corresponding shares would become eligible to be transferred to the IEPF on the dates mentioned below:

Year	Type of dividend	Dividend per share (₹)[1]	Date of declaration	Due date for transfer	Amount (₹)[2]
2017 - 2018	Final & Special	30.50	June 23, 2018	July 24, 2025	3,76,49,562
2018 - 2019	Interim	7.00	October 16, 2018	November 14, 2025	1,58,02,634
2018 - 2019	Special	4.00	January 11, 2019	February 10, 2026	94,39,292
2018 - 2019	Final	10.50	June 22, 2019	July 21, 2026	2,28,19,986
2019 - 2020	Interim	8.00	October 11, 2019	November 11, 2026	1,96,77,377
2019 - 2020	Final	9.50	June 27, 2020	July 28, 2027	2,04,10,099
2020 - 2021	Interim	12.00	October 14, 2020	November 17, 2027	2,44,11,971
2020 - 2021	Final	15.00	June 19, 2021	July 20, 2028	2,57,73,640
2021 - 2022	Interim	15.00	October 13, 2021	November 16, 2028	2,99,63,863
2021 - 2022	Final	16.00	June 25, 2022	July 25, 2029	2,99,14,301
2022 - 2023	Interim	16.50	October 13, 2022	November 13, 2029	2,76,67,198
2022 - 2023	Final	17.50	June 28, 2023	July 27, 2030	2,77,36,471
2023 - 2024	Interim	18.00	October 12, 2023	November 12, 2030	2,69,02,501
2023 - 2024	Final & Special	28.00	June 26, 2024	July 26, 2031	7,66,03,502
2024 - 2025	Interim	21.00	October 17, 2024	November 19, 2031	5,46,26,758

[1] Not adjusted for bonus issue [2] Amount unclaimed as on March 31, 2025

In order to educate the shareholders and with an intent to protect their rights, the Company also sends regular reminders to shareholders to claim their unclaimed dividends / shares before it is transferred to the IEPF. Shareholders may note that both the unclaimed dividends and corresponding shares transferred to the IEPF, including all benefits accruing on such shares, if any, can be claimed from the IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

Dividend remitted to the IEPF during the last three years

Year	Type of dividend	Dividend declared on	Date of transfer to IEPF	Amount transferred to IEPF
2024-25	Interim 2017-18	October 24, 2017	January 2, 2025	1,86,24,606
2024-25	Final 2016-17	June 24, 2017	December 19, 2024	1,68,26,033
2023-24	Interim 2016-17	October 14, 2016	November 20, 2023	1,08,18,665
2023-24	Final 2015-16	June 18, 2016	July 17, 2023	1,42,14,062
2022-23	Interim 2015-16	October 12, 2015	November 17, 2022	1,03,63,320
2022-23	Final 2014-15	June 22, 2015	July 22, 2022	1,39,48,102

Shares transferred to the IEPF

During the financial year, the Company transferred 13,552 shares on November 8, 2024, and 37,690 shares on March 25, 2025, to the Investor Education and Protection Fund (IEPF) in accordance with the applicable Rules, due to dividends remaining unclaimed for seven consecutive years. The Company also received applications from shareholders seeking to reclaim shares previously transferred to the IEPF. In response, the IEPF processed and settled claims relating to 1,18,765 shares, returning them to the respective shareholders. As of March 31, 2025, the IEPF holds a total of 7,12,825 shares transferred under the said Rules. Additionally, during the year, the Company transferred an amount of ₹3,46,92,959 to the IEPF, representing corporate benefits (dividends) accrued on shares already transferred.

Schedule of events

44th Annual General Meeting

June 25, 2025
Wednesday
4:00 p.m. IST

Date and time

Video conference and other audio-visual means

Mode

https://agm.onwingspan.com/InfosysAGM

Participation through video-conferencing

https://www.infosys.com/Investors/

Webcast and transcripts

June 20, 2025 to June 24, 2025

E-voting dates

Financial calendar

The Company's financial year begins on April 1 and ends on March 31. Our tentative calendar for declaration of results for the financial year 2025-26 are as follows:

Jun 30, 2025	Sep 30, 2025	Dec 31, 2025	Mar 31, 2026	Quarter ending
Jul 23, 2025	Oct 16, 2025	Jan 14, 2026	Apr 16, 2026	Board meeting and earnings release date
Jun 16, 2025 to Jul 27, 2025	Sep 16, 2025 to Oct 19, 2025	Dec 16, 2025 to Jan 18, 2026	Mar 16, 2026 to Apr 19, 2026	Trading window closure

Investor awareness

We have provided a synopsis of the rights and responsibilities of shareholders on our website, at https://www.infosys.com/investors/shareholder-services/pages/faqs.aspx.

Share transfer system

SEBI, effective April 01, 2019, barred physical transfer of shares of listed companies and mandated transfers only through demat. However, investors are not barred from holding shares in physical form. We request shareholders whose shares are in physical mode to dematerialize their shares. Shareholders holding shares in dematerialized mode have been requested to register their email address, bank account details and mobile number with their depository participants. Those holding shares in physical mode have been requested to furnish PAN, nomination, contact details, bank account details and specimen signature for their corresponding folios. Shareholders may contact the RTA at, einward.ris@kfintech.com and also refer details at https://www.infosys.com/investors/shareholder-services/investors-service.html.

Investor conferences / events held in fiscal 2025

Infosys holds press meets and investor / analyst calls after every quarterly results announcement, which is accessible to all the shareholders and general public. The Company also holds its Annual General Meeting, which is accessible to all the shareholders. The details of these are sent to the stock exchanges and updated on the website. Infosys also participates in various sell-side / broker-arranged investor conferences and roadshows where the Management / Company representatives interact with investors in one-on-one or group meetings. The details of such participation are sent to the exchanges and updated on the website.


9
2
Total 11
Q1
8
1
Total 9
Q2
11
1
Total 12
Q3
11
1
Total 12
Q4
Conferences / Non-deal roadshow
Company events

Investor grievances and investor contacts

We have a Board-level Stakeholders Relationship Committee to examine and redress complaints by shareholders and investors. The status of complaints is reported to the entire Board. The Stakeholders Relationship Committee meets as often as required to resolve shareholder grievances.

We attended to most of the investors' grievances and postal / electronic communications within a period of seven days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Shareholders may note that the share transfers, dividend payments and all other investor-related activities are attended to and processed at the office of the Company's RTA.

For any grievances / complaints, shareholders may contact the RTA, KFin Technologies Limited at einward.ris@kfintech.com. For any escalations, shareholders may write to the Company at investors@infosys.com and for queries on dividend tax, write to us on dividend.tax@infosys.com. For addresses and contact details for investor queries, RTA, depositary banks, depositories for equity shares in India and stock exchanges, refer to the *Investor contacts*.

Company shares-related disputes / litigation

There are certain pending civil cases involving rival claims made by parties seeking declaration of title and accrued benefits of the Company's disputed shares. Since the disputed shares relate to the Company, Infosys Limited and the Company's RTA, KFin Technologies Limited are made pro forma defendants in these litigation matters. However, these matters are not material in nature.

Commodity price risk or foreign exchange risk and hedging activities

The Company does not deal in commodities and hence the disclosure pursuant to SEBI Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024 is not applicable. For details of foreign exchange risk and hedging activities, refer to Form *20-F* which is available at https://www.infosys.com/investors/reports-filings/annual-report/annual-reports.html.

Share capital

Holding as on March 31, 2024	Fresh issue – ESOP	Holding as on March 31, 2025
415,08,67,464	**23,95,991**	**415,32,63,455**

Category-wise shareholding as on March 31, 2025


Foreign Portfolio Investors
122,11,50,076
29.40%
Mutual Funds
75,93,48,185
18.28%
Promoters & Promoter Group
54,20,29,249
13.05%
American Depositary Receipts
43,98,60,715
10.59%
Total
415,32,63,455
4.57%
Others
18,98,88,914
13.64%
Insurance Companies
56,64,25,252
10.47%
Resident Individuals (Public)
43,45,61,064

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NYSE
Exchange	INFY	INFY	INFY
Reuters	INFY.NS	INFY.BO	INFY.K
Bloomberg	INFO IS	INFO IB	INFY US

The listing fees for fiscal 2025 have been paid for all of the stock exchanges in India and overseas.

ISIN Code for ADS: US4567881085

ISIN Code for Indian equity shares: INE009A01021

Dematerialization of shares and liquidity


% to total equity
99.92%
0.08%
Demat mode
Physical mode
Shareholders (1)
25,46,234
25,46,003
231
Shares
415,32,63,455
414,98,54,668
34,08,787

(1) The number of shareholders are based on PAN as on March 31, 2025.

Shareholders holding more than 1% of the shares as on March 31, 2025

The details of shareholders (non-promoters and non-ADR holders) holding more than 1% (PAN-based) of the equity as on March 31, 2025 are as follows:

Name of the shareholder	% (percentage of holding)	No. of shares
Life Insurance Corporation of India	9.34	38,81,12,531
SBI Mutual Fund	4.23	17,55,89,470
ICICI Prudential Mutual Fund	2.72	11,31,05,512
HDFC Mutual Fund	1.77	7,34,58,087
NPS Trust	1.73	7,17,43,431
UTI Mutual Fund	1.69	7,00,76,191
Nippon India Mutual Fund	1.32	5,47,59,143
Government of Singapore	1.25	5,20,64,853
SBI Life Insurance Company Limited	1.21	5,04,48,430
Vanguard Total International Stock Index Fund	1.20	4,97,07,705
Government Pension Fund Global	1.08	4,49,40,174
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Fund	1.08	4,48,70,622
Kotak Mahindra Mutual Fund	1.04	4,31,44,826

Distribution of shareholding as on March 31, 2025

No. of shares held	No. of holders	% to holders	% to equity	No. of shares
1-1	1,95,179	7.67	0.00	1,95,179
2-10	8,52,897	33.5	0.12	49,87,990
11-50	8,20,163	32.21	0.53	2,21,25,532
51-100	2,85,965	11.23	0.53	2,21,61,311
101-200	1,81,115	7.11	0.65	2,70,31,736
201-500	1,23,806	4.86	0.96	3,96,57,395
501-1,000	44,476	1.75	0.77	3,19,91,504
1,001-5,000	31,594	1.24	1.54	6,39,26,438
5,001-10,000	4,453	0.17	0.75	3,11,51,547
10,001 and above	6,586	0.26	94.15	391,00,34,823
Total	25,46,234	100	100	415,32,63,455

Outstanding ADSs / GDRs / warrants or any convertible instruments

Our ADSs, as evidenced by ADRs, are traded in the US on the NYSE under the ticker symbol 'INFY'. The currency of trade of ADS in the US is USD. Each ADS is represented by one equity share. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012. As on March 31, 2025, there were 130,339 record holders of ADRs evidencing 43,98,60,715 ADSs. The Company does not have any outstanding GDRs / warrants or any convertible instruments as on March 31, 2025.

Credit ratings

There has been no change in the credit ratings of Infosys from any of the agencies during the year.

Rating agency	Rating	Outlook
Moody's	Baa1	Stable
Standard & Poor's	A	Stable
Dun & Bradstreet	5A1	Condition: Strong
CRISIL	AAA	Stable

Shareholders

Communication to the shareholders

The Company ensures that the following filings and reports are available on its website:

- The quarterly report, along with additional information and official news releases, are posted on our website, at https://www.infosys.com/investors/reports-filings/. The reports contain select financial data extracted from the audited consolidated financial statements under the IFRS and Ind AS. The quarterly / annual results are generally published in at least one English language national daily newspaper circulating in the whole or substantially the whole of India (*Business Standard*) and in one regional daily newspaper circulating in Karnataka (*Prajavani*).
- Quarterly and annual financial statements, standalone and consolidated, along with segmental information, are also posted on our website, at https://www.infosys.com/investors/reports-filings/.
- Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on the website. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, at https://www.infosys.com/investors/reports-filings/.
- Form 20-F, filed annually with the SEC, also contains detailed disclosures and is made available on our website, at https://www.infosys.com/investors/reports-filings/annual-report.html.
- Other information, such as press releases, stock exchange disclosures and presentations made to investors and analysts, etc., is regularly updated on the Company's website. The shareholders can also visit www.sec.gov where the investors can view statutory filings of the Company with the SEC.

Registered office and global locations

The address of our registered office is Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India.

Our operations are spread across 292 locations in 59 countries. We do not have any manufacturing plants, but have development centers and offices in India and overseas. Visit https://www.infosys.com/investors/reports-filings/documents/global-presence2025.pdf for details related to our global locations.

Subsidiaries

As on March 31, 2025, we have 30 direct subsidiaries and 76 step-down subsidiaries. The Company does not have any material subsidiary.

General body meetings

The details of the special resolutions passed during the last three Annual and / or Extraordinary General Meetings are as follows:

Year ended	Date and time	Venue	Special resolution passed	Web link for webcast / transcripts
March 31, 2024	43rd AGM: June 26, 2024 at 4 p.m. IST	Held through video conferencing / other audio-visual means	1. Nil	https://www.infosys.com/investors/news-events/annual-general-meeting/2024/agm-2024-transcript.pdf
March 31, 2023	42nd AGM: June 28, 2023 at 4 p.m. IST	Held through video conferencing / other audio-visual means	1. Appointment of Helene Auriol Potier as an Independent Director of the Company 2. Reappointment of Bobby Parikh as an Independent Director	https://www.infosys.com/investors/news-events/annual-general-meeting/2023/agm-2023-transcript.pdf
March 31, 2022	41st AGM: June 25, 2022 at 4 p.m. IST	Held through video conferencing / other audio-visual means	1. Reappointment of D. Sundaram as an Independent Director	https://www.infosys.com/investors/news-events/annual-general-meeting/2022/agm-2022-transcript.pdf

Extraordinary General Meeting

No extraordinary general meeting of the members was held during fiscal 2025.

Postal ballot

During the financial year, the following ordinary resolutions were passed by the shareholders by the requisite majority by way of postal ballot through e-voting.

Date of postal ballot notice	Resolution passed	Voting results	Approval date	Scrutinizer
October 17, 2024	Material Related Party Transactions between Infosys Limited and its subsidiaries with Stater N.V	Voting in favour: 99.93%	November 26, 2024	Hemanth, Holla & Co., (Membership No. FCS 6374) (CP No. 6519) Practicing Company Secretaries.
		Voting against: 0.07%		
	Material Related Party Transactions between Infosys Limited and its subsidiaries with Stater Nederland B.V.	Voting in favour: 99.93%		
		Voting against: 0.07%		

The voting results are made available on our website at https://www.infosys.com/investors/shareholder-services/postal-ballot.html.

Procedure for postal ballot

The postal ballot was carried out as per the provisions of Sections 108 and 110 and other applicable provisions of the Act, read with the Rules framed thereunder and applicable circulars issued by the Ministry of Corporate Affairs from time to time.

Details of special resolution proposed to be transacted through postal ballot

None of the businesses proposed to be transacted at the ensuing AGM requires passing of a special resolution through postal ballot.

Legal compliance

In everything we do, we comply with the law of the land. All disclosures and policies to this effect, including details of non-compliance, regulatory orders, certifications and complaints, are made available in this corporate governance report.

Details of non-compliance

No penalty has been imposed by any stock exchange, SEBI or SEC, nor has there been any instance of non-compliance with any legal requirements, or on matters relating to the capital market over the last three years.

Regulatory orders

There were no material regulatory orders pertaining to the Company for fiscal 2025, except for the Settlement order dated June 26, 2024 in respect of Settlement Application filed by Salil Parekh, CEO & MD of the Company. The details of the order are disclosed at https://www.infosys.com/investors/documents/company-statement-sebi-27jun2024.pdf.

CEO and CFO certification

As required by the Listing Regulations, the *CEO and CFO certification* is provided in this Integrated Annual Report.

Code of Conduct and Ethics

In compliance with the Listing Regulations and the Companies Act, 2013, the Company has adopted the Code of Conduct and Ethics ("the Code"). The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries, and is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf. All members of the Board, the executive officers and senior management have affirmed compliance to the Code as on March 31, 2025. A declaration to this effect is part of the *CEO and CFO certification*.

Establishment of vigil / whistleblower mechanism

The Company has established a mechanism for directors and employees to report concerns about unethical behaviour, actual or suspected fraud, or violation of the Code. It also provides for adequate safeguards against the victimization of employees who avail the mechanism and allows direct access to the chairperson of the Audit Committee in exceptional cases. During the year, no person was denied access to the Audit Committee. The Whistleblower Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/whistleblower-policy.pdf.

Complaints pertaining to sexual harassment

The details of complaints filed, disposed of and pending during the financial year pertaining to sexual harassment are provided in the *Business Responsibility and Sustainability Report* of this Integrated Annual Report.

Prevention of insider trading

The Company has amended the Code of Conduct for Prohibition of Insider Trading ("the Code") and Code on Fair Disclosures and Investor Relations effective April 17, 2025. The policy and procedures are framed to regulate, monitor and report trading by the Designated Persons along with their Immediate Relative(s) and for other aspects under the SEBI (Prohibition of Insider Trading) Regulations, 2015, such as inquiry in case of leak of Unpublished Price Sensitive Information (UPSI) or suspected leak of UPSI is forming part of the Code, which is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/code-conduct-prohibition-insider-trading.pdf.

Compliance with discretionary requirements

The Company has also ensured the implementation of non-mandatory items such as:

- Separate posts of Chairman, and CEO & MD, with the provision for reimbursement of expenses in the performance of official duties
- The Company has appointed a non-executive chairperson who is not related to the CEO & MD.
- The Company has provided a separate office within the Company premises for the Chairman.
- Unmodified audit opinions / reporting
- Internal auditor reporting directly to the Audit Committee

Other disclosures and affirmations

- The Company has complied with the corporate governance requirements as per Regulation 17 to 27 and website disclosure requirements as per Regulation 46(2) of the Listing Regulations.
- The securities of the Company were not suspended from trading anytime during fiscal 2025.

Certificate of non-disqualification of directors

Makarand M. Joshi of Makarand M. Joshi & Co., Company Secretaries, has issued a certificate as required under the Listing Regulations, confirming that none of the directors on the Board of the Company has been debarred or disqualified from being appointed or continuing as director of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority. The certificate is enclosed with this section as *Annexure A*.

Auditors' certificate on corporate governance

The auditor's certificate on corporate governance is provided as *Annexure 4* to the *Board's report*.

Annexure A: Certificate of non-disqualification of directors

CERTIFICATE

[Pursuant to Regulation 34(3) and Schedule V Para C Clause (10)(i) of the Securities Exchange and Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015]

To,
The Members,
Infosys Limited
Electronics City, Hosur Road,
Bengaluru-560100, Karnataka, India

We have examined the relevant disclosures provided by the Directors (as enlisted in Table A); to M/s Infosys Limited, bearing CIN: L85110KA1981PLC013115; having registered office at Electronics City, Hosur Road, Bangalore, Karnataka-560100, India (hereinafter referred to as 'the Company') for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para C Clause 10 (i) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our knowledge and based on the following:

i. Documents available on the website of the Ministry of Corporate Affairs ('MCA');
ii. Verification of Directors Identification Number ('DIN') status at the website of the MCA;
iii. Disclosures provided by the Directors (as enlisted in Table A) to the Company; and
iv. Debarment list of BSE Limited and National Stock Exchange of India Limited.

We hereby certify that none of the Directors on the Board of the Company (as enlisted in Table A) have been debarred or disqualified from being appointed or continuing as Directors of the company by the Securities and Exchange Board of India, MCA or any such other statutory authority as on March 31, 2025.

Table A

Sr. No.	Name of the Directors	Director Identification Number (DIN)	Date of appointment in the Company
1.	Nandan M. Nilekani	00041245	August 24, 2017
2.	Salil Parekh	01876159	January 02, 2018
3.	D. Sundaram	00016304	July 14, 2017
4.	Michael Gibbs	08177291	July 13, 2018
5.	Bobby Parikh	00019437	July 15, 2020
6.	Chitra Nayak	09101763	March 25, 2021
7.	Govind Iyer	00169343	January 12, 2023
8.	Helene Auriol Potier	10166891	May 26, 2023
9.	Nitin Paranjpe	00045204	January 01, 2024

For Makarand M. Joshi & Co.
Company Secretaries

Sd/-
Makarand M. Joshi
Partner
FCS No. 5533
CP No. 3662
PR: 6290 / 2024
UDIN: F005533G000134090

Place: Mumbai
Date: April 17, 2025

Investor contacts

For queries relating to financial statements

Amrita Srikanth

VP – Head – Technical Accounting Group

Tel: +91 80 4116 8666

Email : amrita.s@infosys.com

Investor correspondence

Sandeep Mahindroo

SVP – Financial Controller and Head – Investor Relations

Tel : +91 80 3980 1018

Email : sandeep_mahindroo@infosys.com

For queries relating to shares / dividend / compliance

A.G.S. Manikantha

VP – Company Secretary

Tel: +91 80 4116 7775

Email: investors@infosys.com

For queries relating to business responsibility report and Sustainability Report

Aruna C. Newton

VP – Head – Diversity and Inclusion

Tel: +91 80 2852 0261

Email: arunacnewton@infosys.com

Registrar and share transfer agents

KFin Technologies Limited

Selenium Tower B, Plot Nos. 31 & 32,
Financial District, Nanakramguda,
Serilingampally Mandal, Hyderabad – 500032, India

Contact person

C. Shobha Anand

Vice President

KFin Technologies Limited
Toll Free Number +1800-309-4001
Email: einward.ris@kfintech.com

Depositary bank (ADS)

United States

Deutsche Bank Trust Company Americas

Deutsche Bank Trust Company Americas
Corporate Bank - Depositary Receipts
Floor 4S, 1 Columbus Circle
New York NY, USA 10019
Tel: +1 212 250 2500

India

Deutsche Bank AG

Deutsche Bank AG, Filiale Mumbai
Corporate Bank – Depositary Receipts
The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel: +91 22 7180 6184

Custodian in India (ADS)

ICICI Bank Limited

ICICI Bank Limited
Securities Market Services
1st Floor, Empire Complex, 414,
Senapati Bapat Marg,
Lower Parel, Mumbai 400 013,
Maharashtra, India.
Tel: +91 98210 21853

Depository for equity shares in India

National Securities Depository Limited

301, 3rd Floor, Naman Chambers,
Plot C-32, G-Block,
Bandra Kurla Complex, Bandra East,
Mumbai, Maharashtra - 400 051, India
Tel: +91 022-48867000

Central Depository Services (India) Limited

Marathon Futurex, A-Wing,
25th, 34th & 35th Floor, Mafatlal Mills Compound
NM Joshi Marg, Lower Parel (East),
Mumbai 400013, India
Tel: 1800-21-09911

Addresses of stock exchanges

In India

National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G,
Bandra Kurla Complex,
Bandra (E), Mumbai – 400 051
Tel: +(022) 6864 5400 / 022 5099 8100

BSE Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001, India
Tel: +022 6654 5695

Outside India

New York Stock Exchange
11 Wall Street, New York, NY 10005, US
Tel: +1 212 656 3000

Risk management report

"Risks related to the geo-political changes, uncertainties in the economy, supply chain constraints, evolving regulations, technology disruption and cyber security have impacted businesses across the world during the fiscal year. Our enterprise risk management processes were instrumental in keeping the Company focused on our most important priorities toward all our stakeholders."

Deepak Bhalla
EVP – Chief Risk Officer

Note: The risk-related information outlined in this section may not be exhaustive. The discussion may contain statements that are forward looking in nature. Our business is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward looking statements. If any of the risks materializes, our business, financial conditions or prospects could be materially and adversely affected. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings and exercise their own judgment in assessing risks associated with the Company.

Our Enterprise Risk Management (ERM) function enables the achievement of the Company's strategic objectives by identifying, analyzing, assessing, mitigating, monitoring, and governing any risk or potential threat to these objectives. While this is the key driver, our values, culture, and commitment to stakeholders – employees, customers, investors, regulatory bodies, partners, and the community around us – are the foundation for our ERM framework. The systematic and proactive identification of risks, and mitigation thereof, enables our organization to boost performance with effective and timely decision-making. Strategic decisions are taken after careful consideration of primary risks, secondary risks, consequential risks, and residual risks. The ERM function also enables effective resource allocation through structured qualitative and quantitative risk impact assessment and prioritization based on our risk appetite, which is defined through the ERM framework. During the assessment, impacts and likelihood or probability of the risks are assessed using a four-point scale, and risks are categorized into four groups based on this. Our ERM framework also enables the identification of underlying opportunities during risk assessment, which are then further evaluated and actionized by the business. Our ERM framework encompasses all of the Company's risks – strategy and strategy execution; operational; legal and compliance risks. Any of these categories can have internal or external dimensions. Hence, appropriate risk indicators are used to identify these risks proactively. We take cognizance of risks emanating internally or externally and their cumulative impact while framing our risk responses.

Emerging risks: Our ERM framework has defined a process to identify, assess, plan, and monitor risks emerging from internal and external environment which enables the Company to build and maintain resilience in uncertain times. The process includes horizon scanning and SWOT analysis, which cover political, economic, social, technology, legal and environmental aspects. The emerging risks are monitored constantly and discussed in the risk councils and with the Risk Management Committee (RMC) of the Board on a periodic basis.

Strategy and strategy execution	The risks arising out of the choices we have made in defining our strategy and the risks to the successful execution of our strategy are covered in this category. For example, risks inherent to our industry and our competitiveness are analyzed and mitigated through strategic choices of target markets, our market offerings, business model and talent base.
Operational	The risks affecting our policies, procedures, people and systems, thereby impacting service delivery or operations, or compromising our core values or business practices are covered in this category. For example, risks such as inefficiencies in internal processes, human rights, fraud risks, business activity disruptions due to natural calamities, climate change events, human conflicts, system failures and cybersecurity attacks.
Legal and compliance	The risks arising out of threats posed to our financial, organizational, or reputational standing resulting from litigations, non-conformance with laws, regulatory or geo-political developments, codes of conduct and contractual compliances are covered in this category.

Integrated Enterprise Risk Management Framework

We have adopted an integrated ERM framework that is implemented across the organization by the risk management office. Our ERM framework is developed by incorporating the best practices based on COSO and ISO 31000 and then tailored to suit our unique business requirements.

Integrated Enterprise Risk Management Framework


STRATEGY
Strategy and business objectives
PERFORMANCE EVALUATION AND RISK MANAGEMENT
Risk-enabled decision-making
Risk identification
Risk management
GOVERNANCE
8-layer governance
Vision and mission
Values and culture
Strategic and stakeholder goals
Derived goals
Type of risks
Legal and compliance
Operational
Strategy execution
Level 1 Risk
Level 2 Risk
Level 3 Risk
Level 4 Risk
Level 5 Risk
Granularity
Sales
Delivery
Business enabling function
Impact groups
Risk assessment
Opportunity
Treatment, mitigation and control implementation
Secondary and consequential risk assessment
Residual risk assessment and decision-making
Auditing, monitoring and reporting
Risk governance and disclosures
Board of Directors
Risk Management Committee (RMC) of the Board
Cybersecurity Sub-Committee
Risk councils
Office of risk management
Sub-risk councils
Unit risk councils
Project and account risk teams
Aligned lines of defense
iGRC platform
Intelligent risk analytics – Live Enterprise

Risk management at Infosys encompasses all areas, including first, second, and third lines of defence. Risk management is embedded into the core business process and day-to-day decision making of every function within the Company and forms an integral part of the development process and project execution. Risk management has been ingrained into the job description of senior management, middle management, and people who front-end the customer work. Achieving strategic goals by proactively managing the risks is the responsibility of the Company's management at all levels. Financial incentives are linked to the achievement of strategic goals. As the first line of defence, they evaluate risks and opportunities before taking key business decisions. This first line works closely with corporate ERM through risk councils and sub-risk councils created across the organization in different units.

The second line of defence consists of various risk functions such as Information Security Group (ISG), Data Privacy Office (DPO), Quality, Delivery Risk Management (DRM), Business Continuity, Legal, Compliance, etc., who work very closely with ERM function in identifying, assessing, reporting and governing the risks. While risks are largely mitigated by the first line / business, they are tracked and governed by the second line. These are reported to the executive leadership through various councils, including the Operational Risk Council (ORC) and the Legal & Compliance Risk Council (LCRC). These key risks are also presented to the Risk Management Committee (RMC) of the Board on a quarterly basis.

The third line of defence encompasses an internal audit that reviews various risks and controls on a periodic basis to assess the effectiveness of the risk management process and report independently. Inputs on key risks by the ERM are considered while drafting the audit plan. The Company maintains a single hierarchical risks repository from L1 to L5, covering strategic to tactical risks. All these are governed by the integrated ERM framework of the Company. This is how all lines of defence are aligned as depicted in the ERM framework above.

The Company also conducts maturity assessment of the ERM process on a periodic basis by an independent external agency. The recent maturity assessment was conducted in March 2024.

Risk management is ingrained in all parts of the organization. Risk-enabled decision-making and forums at various levels of the organization to enhance risk-related decisions to identify and mitigate the risks are the hallmarks of a good risk culture. At Infosys, this is enabled through the implementation of integrated Enterprise Risk Management, and this function acts as a decision support system for the executive leadership. A multi-layered governance structure provides open forums for risk discussions at various levels. Comprehensive awareness and training programs are conducted on a regular basis for all the employees and contractors to cover risks applicable to the business. Lex, our in-house learning platform, offers various risk management courses which are accessible from anywhere in the world. Periodic table-top exercises are conducted in key areas to review preparedness for high impact-low probability risks.

Salient features of our Enterprise Risk Management program

Our ERM program adopts unique methods to identify risks, evaluate potential impact and promote risk awareness across the organization.

Enterprise Risk Management program

Salient features

Secondary, consequential and residual risks

Secondary risks are threats that could impede the mitigation of primary risks. Consequential risks are the unintended consequences of primary mitigation, and residual risks are those risks that are left over after mitigation.

Aggregation and accumulation

Exposure for same risks are aggregated as it goes up the hierarchy. This provides enterprise-wide view to the leadership. Cumulated risk view is also provided to understand total exposure arising out of all risks at a unit level.

Process risk frameworks

Process-specific risk frameworks have been developed for decision-making, for example, frameworks for customer risk, vendor risk, contractual liability, contractual weighted risk and credit risk.

Intelligent risk analytics

Internal and external risk and performance indicators, and loss incidents are used in real time to identify, analyze and assess potential issues that could negatively impact strategic goals.

RISC360 : iGRC

RISC360 is the Company's Governance, Risk management and Compliance (GRC) program that combines three lines of defense under one umbrella. This enables risk-based decision-making and auditing. The Company has implemented a technology platform, iGRC, to provide a consolidated view of risks to strategic goals.

Risk culture

Our risk culture encourages open and upward communication. Coupled with our belief systems and core values, this drives behavior, guides daily activities and decision-making throughout the organization. We encourage sharing of knowledge and best practices, continuous process improvement and a strong commitment to ethics and integrity.

Highlights of fiscal 2025

During fiscal 2025, various risks management initiatives were undertaken so as to ensure the smooth delivery of services to our clients, transparent communication with all stakeholders, fulfilment of our social responsibility while ensuring employee safety and health by strengthening risk management program and enhancing the risk culture. The risk office assessed, monitored and reported on risks related to geo-political scenarios; uncertainties in the economy; inflation; technology disruption and innovation; talent availability; cybersecurity; data protection and privacy; ESG; contractual liabilities; and complex and evolving regulatory environment.

While the Company tracks several risks to its business, the key risks and emerging risks are described below along with the Company's approach to mitigate them.

Key / Emerging risks	Impact on Company	Mitigation / Opportunity
Geo-political, macroeconomic or health events	• Our revenues are concentrated in a few geographies and client industries, and a large part of our revenue is dependent on a limited number of clients. Unfavorable geo-political, economic, or health events may result in currency volatility and reduced spend on technology products and services which may adversely impact demand for our offerings which in turn may impact our growth and profitability. • **Emerging risk aspect:** Geo-political, economic or health events are dynamic in nature and constantly evolving. Uncertainty and unpredictability of policy changes by governments such as tariffs, trade restrictions etc., sometimes make it difficult to predict and assess the impact. • **Impacted capitals:** Financial, Social & Relationship and Human	• Broad-based growth to reduce concentration in any single region, client or industry • Monitor geo-political and macroeconomic scenarios, identify potential business impact and implement additional controls to build operational agility to respond to situations • Implement currency hedging best practices to minimize the impact due to the volatility • Implement strong business continuity protocols in the regions affected by the geo-political conflicts • Hybrid working model to address evolving geo-political risks • Diversified supply chain to address potential disruptions due to geo-political conflicts, tariff or trade restrictions • Acquisitions to expand our footprint in newer areas or regions • **Opportunity** – Clients are looking for cost takeout projects and vendor consolidation

Key / Emerging risks	Impact on Company	Mitigation / Opportunity
Commoditization of services and heightened competitive landscape	• If we are unable to differentiate our offerings and manage customer expectations in times of intense competition in the market for technology services, and / or use of gen AI to enhance productivity, this could affect our win rates and pricing, reduce our market share and decrease our revenue and profits. Customers looking inwards by insourcing or establishing or expanding Global Capability Centers (GCC) for various services provided by us may result in loss of addressable market share thus impacting overall growth and profitability. • **Impacted capitals:** Financial and Intellectual	• Differentiation of services through constant innovation and developing industry solutions meeting client requirements • Continued investments to identify, incubate, develop and launch innovative offerings • Constant investments in technology to increase automation and improve productivity savings • A broad portfolio of interconnected services and solutions covering discretionary and non-discretionary spends of customers • Focused growth of new and emerging technological areas like Cloud, AI etc. • Collaboration and co-creation to address the GCC business requirements
Technology disruption and innovation	• Rapid changes to the technology landscape poses a threat to business. If we are unable to adopt to the technology disruptions such as AI, Cloud, etc., and develop capabilities in new services, it would adversely impact our revenue, profitability and reputation. • **Emerging risk:** Not having the right framework and approach to identify, invest in, incubate and operationalize new services and offerings that are in line with technology changes like AI, client preferences and market expectations may disrupt our value proposition and reduce our relevance to customers, impacting our revenue and profitability. The speed and nature of technological changes make it difficult to predict the trend. • **Impacted capitals:** Financial, Human and Intellectual	• Innovation council led by executive leadership to identify and incubate next big bets through innovation framework • Joint innovation showcases with clients, industry forums, alliances, partners, academia, etc. • Investments in research and development to develop consulting and industry-domain knowledge-led solutions • Reskilling program for employees in newer technologies and methodologies • Large deal specific investments to drive innovation, enhance productivity and enhance industry-domain expertise • Invest in / develop alliances or partnerships with emerging technology firms • **Opportunity** – Identify, develop and deploy new offerings to customers leveraging next-generation technologies
Talent supply constraints	• As of March 31, 2025, we have 3,23,578 employees across the globe. Our success depends on our highly skilled technology and management talent. If we are unable to attract, hire, engage, motivate and retain technology and management talent, manage leadership succession and transition, respect and protect human rights, continuously evolve our hybrid work model in response to changing needs and expectations, it could impact our reputation, ability to staff projects or execute large and complex programs, or optimize cost structures. • **Impacted capitals:** Financial, Human and Intellectual	• Focused efforts to improve the recruitment and employee onboarding cycle time. • Employee engagement and support initiatives to increase the new employee connect with the organization. • Holistic employee retention and recognition efforts for key and tenured employees. • Focused career and leadership development programs to develop next gen leaders. • Hybrid operational model that balances client requirements, evolving employee preferences, legal requirements and information security risks.

Key / Emerging risks	Impact on Company	Mitigation / Opportunity
Cybersecurity	• Cyber attacks that breach our information network or failure to protect sensitive and confidential information of our stakeholders in accordance with applicable laws and contractual obligations may adversely impact our operations and client satisfaction or result in significant regulatory penalties. • **Impacted capitals:** Financial, Human, Intellectual and Manufactured	• Robust cybersecurity strategy, framework, processes, policies and controls to enhance cyber resilience • Multi-layered governance process with executive and Board oversight to review the cybersecurity risks and our preparedness to mitigate and respond to such risks • Continued investment in technologies to address risks posed by evolving cyber threat landscape • Close collaboration with cyber intelligence and forensic consultants to identify and prepare for emerging cybersecurity threats, periodic table-top exercises and maintain the cybersecurity crisis plan up to date • Regular cybersecurity awareness programs and trainings with strong consequence management process • Trainings and workshops for employees on security by design • Strong encryption, data backup and recovery mechanism to ensure business continuity during any crisis • The Cyber Risk Assessment Framework aligned to ISO 31000, ISO 27001, and ISO 27005 • **Opportunity** – Cybersecurity services to the customer
Data protection and privacy	• Failure to protect personal and sensitive information of our stakeholders in accordance with applicable laws may impact our operations or result in significant regulatory penalties. • **Impacted capitals:** Financial, Human and Intellectual	• Robust data privacy framework, policies, processes and controls • Trainings and workshops for employees on privacy by design and data protection and privacy awareness bringing in geographical nuances • Multi-layered governance process with executive and Board oversight to review the data protection and privacy risks and our preparedness to mitigate and respond to such risks • Continuous monitoring of regulatory landscape
Cost inflation / Inability to improve margin	• If we are unable to run our operations effectively and with sustainable cost levers, our long-term profitability may be adversely affected. • **Impacted capitals:** Financial	• Effective operations with sustainable cost optimization and margin improvement levers • Automation and planned capex program focused on technology adoption for efficiencies
ESG	• If we are unable to demonstrate the outcome of our ESG program covering various areas such as climate change, GHG reductions, digital skilling, amplifying communities, diversity, responsible supply chains, compliance and governance, etc., our operations, reputation, access to capital and longer-term financial stability could be adversely impacted. • **Emerging risk aspect:** Expectations on ESG may change in future due to evolving stakeholders' expectations and disclosure requirements. • **Impacted capitals:** Financial, Human, Intellectual, Natural, Social & Relationship and Manufactured	• ESG 2030 ambitions and execution roadmap with dedicated owners for each of the ambitions • Board-level governance and oversight through dedicated ESG Committee of the Board • Periodic risk assessments to identify, assess, and mitigate the risks to ESG ambitions • ESG ambitions aligned with the strategy • Regular monitoring of regulatory landscape • **Opportunity** – Climate change-related solutions and services to the customer

Key / Emerging risks	Impact on Company	Mitigation / Opportunity
Contractual liabilities	• Risk of clients demanding more favorable terms, including onerous clauses related to the liability and our inability to adhere to contractual obligations with customers may lead to litigations, fines, and may adversely impact our reputation, revenue and profitability. • **Impacted capitals:** Social & Relationship and Financial	• Engaging clients on contractual terms through dedicated in-house team • Contract legal playbook with risk framework to identify the high-risk clauses and plan appropriate controls to mitigate the risks • Multi-layered governance process for contract approval • Dedicated teams to adhere to, monitor and audit contractual obligations • Comprehensive Board-level monitoring, reporting and governance of contractual risks
Complex and evolving regulatory environment	• If we are not able to comply with the existing complex regulatory landscape (e.g., immigration, wages, tax, sanctions), it could result in investigations, regulatory inquiries, litigation, fines, and negative client sentiments. • **Emerging risk aspect:** Evolving regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies. • **Impacted capitals:** Financial, Human, Intellectual, Social & Relationship and Natural	• Dedicated in-house compliance team working together with external partners to monitor changes to the regulatory landscape • Comprehensive compliance framework, policies, controls and programs to identify changes to regulatory landscape, assess their impact and implement appropriate actions • Regular connect with regulatory authorities and compliance experts to identify and assess changes to the regulatory landscape • Contract awareness programs and trainings for employees and vendors • Periodic compliance certification with clear accountability and responsibility defined • Comprehensive monitoring, reporting and governance including Board oversight

Cybersecurity risk management

Cyber risks, being one of the key risks, is managed through multi-layered controls with a defence-in-depth approach starting from the cybersecurity strategy, supplemented by policies, processes and controls (preventive, detective, and corrective). Our strategy is focused on four areas: transparency and experience; continual improvement and compliance; cyber resilience; and building and maintaining a positive cybersecurity culture within the organization. A high-level working group, the enterprise Information Security Council (ISC), has been established, which is responsible for governing and overseeing the Information Security Management System (ISMS) at Infosys. ISC focuses on establishing, directing, monitoring, and executing the information security program with representation from various departments and business units at Infosys and reports to the Operational Risk Council highlighting key risks to the executive leadership.

INDEPENDENT PRACTITIONER'S REASONABLE ASSURANCE REPORT ON IDENTIFIED SUSTAINABILITY INFORMATION IN INFOSYS LIMITED'S BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

To the Board of Directors
of INFOSYS LIMITED

1. We have undertaken to perform reasonable assurance engagement, for INFOSYS LIMITED (the "Company") vide our engagement letter dated March 3, 2025 in respect of the agreed Sustainability Information listed below (the "Identified Sustainability Information" or "BRSR Core indicators") in accordance with the Criteria stated in paragraph 3 below. This Sustainability Information is included in the Business Responsibility and Sustainability Report (the "BRSR" or the "Report") of the Integrated Annual Report (the "IAR") of the Company for the year ended March 31, 2025. This engagement was conducted by a multidisciplinary team including assurance practitioners, environmental engineers and specialists.

2. **Identified Sustainability Information**

   Our scope of reasonable assurance consists of the BRSR Core indicators listed in the Appendix I to our report. The reporting boundary of the Report is as disclosed in Question 13 of Section A: General Disclosure of the BRSR with exceptions disclosed by way of note under respective questions of the BRSR, where applicable.

3. **Criteria**

   The Criteria used by the Company to prepare the Identified Sustainability Information is as under:

   - Regulation 34(2)(f) of the Securities and Exchange Board of India (the "SEBI") (Listing Obligations and Disclosure Requirements), Regulations, 2015 as amended;
   - Business Responsibility and Sustainability Reporting Requirements for listed entities per Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024 (the "SEBI Master Circular");
   - SEBI Press Release PR No.36/2024 dated December 18, 2024;
   - Industry Standards on Reporting of BRSR Core as per SEBI Circular SEBI/HO/CFD/CFD-PoD-1/P/CIR/2024/177 dated December 20, 2024; and
   - SEBI Circular SEBI/HO/CFD/CFD - PoD- 1/P/CIR/2025/42 dated March 28, 2025.

4. **Management's Responsibility**

   The Company's management is responsible for selecting or establishing suitable criteria for preparing the Sustainability Information including the reporting boundary of the Report, taking into account applicable laws and regulations, if any, related to reporting on the Sustainability Information, identification of key aspects, engagement with stakeholders, content, preparation and presentation of the Identified Sustainability Information in accordance with the Criteria. This responsibility includes design, implementation and maintenance of internal controls relevant to the preparation of the Report and the measurement of Identified Sustainability Information, which is free from material misstatement, whether due to fraud or error.

5. **Inherent limitations**

   The absence of a significant body of established practice on which to draw to evaluate and measure non-financial information allows for different, but acceptable, measures and measurement techniques and can affect comparability between companies.

6. **Our Independence and Quality Control**

   We have maintained our independence and confirm that we have met the requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India (the "ICAI") and the SEBI Master Circular and its clarifications thereto and have the required competencies and experience to conduct this assurance engagement.

   We apply Standard on Quality Control ("SQC") 1, "Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements", and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

7. **Our Responsibility**

Our responsibility is to express a reasonable assurance opinion on the Identified Sustainability Information listed in Appendix I based on the procedures we have performed and evidence we have obtained.

We conducted our engagement in accordance with the Standard on Sustainability Assurance Engagements (SSAE) 3000, "Assurance Engagements on Sustainability Information", and Standard on Assurance Engagements (SAE) 3410 "Assurance Engagements on Greenhouse Gas Statements" (together the "Standards"), both issued by the Sustainability Reporting Standards Board (the "SRSB") of the ICAI.

These standards require that we plan and perform our engagement to obtain reasonable assurance about whether the Identified Sustainability Information listed in Appendix I and included in the Report are prepared, in all material respects, in accordance with the Criteria.

As part of a reasonable assurance engagement in accordance with the Standards, we exercise professional judgment and maintain professional skepticism throughout the engagement.

8. **Reasonable Assurance**

A reasonable assurance engagement involves identifying and assessing the risks of material misstatement of the Identified Sustainability Information whether due to fraud or error, responding to the assessed risks as necessary in the circumstances.

The procedures we performed were based on our professional judgment and included inquiries, observation of processes performed, inspection of documents, evaluating the appropriateness of quantification methods and reporting policies, analytical procedures and agreeing or reconciling with underlying records.

Given the circumstances of the engagement, in performing the procedures listed above, we:

- Obtained an understanding of the Identified Sustainability Information and related disclosures;
- Obtained an understanding of the assessment criteria and their suitability for the evaluation and/or measurements of the Identified Sustainability Information;
- Made inquiries of Company's management, including environment team, compliance team, human resource team amongst others and those with the responsibility for preparation of the Report;
- Obtained an understanding and performed an evaluation of the design of the key systems, processes and controls for recording, processing and reporting on the Identified Sustainability Information at the corporate office and at other locations/offices on a sample basis. This included evaluating the design of those controls relevant to the engagement and determining whether they have been implemented by performing procedures in addition to inquiry of the personnel responsible for the Identified Sustainability Information;
- Based on the above understanding and the risks that the Identified Sustainability Information may be materially misstated, determined the nature, timing and extent of further procedures;
- Tested the key assumptions, emission factors and methodologies used for calculation of the Greenhouse Gas (the "GHG") emissions;
- Tested the Company's process for collating the sustainability information through agreeing or reconciling the identified sustainability Information with the underlying records on a sample basis; and
- Tested the consolidation for locations/offices on a sample basis and corporate office under the reporting boundary for ensuring the completeness of data being reported.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our reasonable assurance opinion.

9. **Exclusions**

Our assurance scope excludes the following and therefore we do not express an opinion on:

- Aspects of the Report and the data/information (qualitative or quantitative) other than the Identified Sustainability Information; and
- The statements that describe expression of opinion, belief, aspiration, expectation, aim, or future intentions provided by the Company.

10. **Other information**

The Company's management is responsible for the other information. The other information comprises the information included within the BRSR, the IAR and the Environment Social and Governance (the "ESG") Report, other than Identified Sustainability Information and our independent assurance reports dated May 31, 2025, thereon.

Our opinion on the Identified Sustainability Information does not cover the other information and we do not express any form of assurance thereon.

In connection with our assurance engagement of the Identified Sustainability Information, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Identified Sustainability Information or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

11. **Reasonable Assurance Opinion**

Based on the procedures we have performed and the evidence we have obtained, the BRSR Core indicators for the year ended March 31, 2025, listed in Appendix I are prepared in all material respects, in accordance with the Criteria as stated in paragraph 3 above.

12. **Restriction on use**

Our Reasonable Assurance report has been prepared and addressed to the Board of Directors of the Company at the request of the Company solely, to assist the Company in reporting on Company's sustainability performance and activities. Accordingly, we accept no liability to anyone, other than the Company. Our Reasonable Assurance report should not be used for any other purpose or by any person other than the addressees of our report. We neither accept nor assume any duty of care or liability for any other purpose or to any other party to whom our report is shown or into whose hands it may come without our prior consent in writing.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm's Registration No. 117366W / W-100018)

Pratiq Shah
Partner
Membership No. 111850
UDIN: 25111850BNUHLV9650

Place: Mumbai
Date: May 31, 2025

APPENDIX I

Identified Sustainability Information subject to Reasonable Assurance

Sr. No	Reporting Standard Reference	Indicator number
	Section C: Principle [P] Wise Performance Disclosures- Essential Indicators [E]	
1	P-1: Businesses should conduct and govern themselves with integrity, and in a manner that is Ethical, Transparent and Accountable.	E-8: Number of days of accounts payables ((Accounts payable *365) / Cost of goods/services procured). E-9: Details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances and investments, with related parties.
2	P-3: Businesses should respect and promote the well-being of all employees, including those in their value chains.	E-1c: Spending on measures towards well-being of employees and workers (including permanent and other than permanent). E-11: Details of safety related incidents.
3	P-5: Businesses should respect and promote human rights.	E-3b: Gross wages paid to females as % of total wages paid by the entity. E-7: Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013.
4	P-6: Businesses should respect and make efforts to protect and restore the environment.	E-1: Details of total energy consumption (in Joules or multiples) and energy intensity. E-3: Disclosures related to water withdrawal and consumption (in Kilo litres) and its intensity. E-4: Details related to water discharged (in Kilo litres). E-7: Details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) (in tCo2e) and its intensity. E-9: Details of waste generated (in metric tonnes), and its intensity, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes) and total waste disposed by nature of disposal method (in metric tonnes).
5	P-8: Businesses should promote inclusive growth and equitable development.	E-4: Percentage of input material (inputs to total inputs by value) sourced from suppliers. E-5: Job creation wages paid to persons employed (including employees or workers employed on a permanent or non-permanent / on contract basis), as % of total wage cost.
6	P-9: Businesses should engage with and provide value to their consumers in a responsible manner.	E-7: Information relating to data breaches.

Business Responsibility and Sustainability Report

Infosys has always placed sustainability at the heart of its business approach. Our ability to fulfill and exceed our responsibilities to our stakeholders is a testament to our commitment. We have balanced our business success with an unwavering focus on exemplary corporate governance and responsiveness to the needs of the environment and society. As an early proponent of responsible business, we readily embraced our commitment to integrate Environmental, Social and Governance (ESG) factors into our operations. We adopted the GRI Framework in 2008 and in fiscal 2013, we were among the first companies to publish the Business Responsibility Report (BRR).

The BRSR follows the National Guidelines on Responsible Business Conduct (NGRBC) principles on the social, environmental and economic responsibilities of business.

Our BRSR includes our responses to questions about our practices and performance on key principles defined by Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 as amended from time to time, which cover topics across all ESG dimensions.



Section A: General Disclosure

I Company details

1. Corporate Identity Number (CIN) of the Listed Entity	L85110KA1981PLC013115
2. Name of the Listed Entity	**Infosys Limited**
3. Year of incorporation	July 2, 1981
4. Registered office address	Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India
5. Corporate address	Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India
6. E-mail id	askus@infosys.com
7. Telephone	+91-80-2852 0261
8. Website	www.infosys.com
9. Financial year for which reporting is being done	April 2024 - March 2025
10. Name of the Stock Exchange(s) where shares are listed	In India, the Company's equity shares are listed on • BSE Limited • National Stock Exchange of India Limited (NSE) The ADSs are listed on the New York Stock Exchange in the US.
11. Paid-up capital	₹2,073 crore
12. Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report	**ARUNA C. NEWTON** Vice President – Head – ESG, Diversity, Equity and Inclusion Tel: +91 80 2852 0261 Email: arunacnewton@infosys.com
13. Reporting boundary - Are the disclosures under this report made on a standalone basis (i.e. only for the entity) or on a consolidated basis (i.e. for the entity and all the entities which form a part of its consolidated financial statements, taken together).	The disclosures under this report are made on a consolidated basis, unless otherwise specified.
14. Name of assessment or assurance provider	Deloitte Haskins & Sells LLP
15. Type of assessment or assurance obtained	BRSR core indicators – Reasonable Assurance Select BRSR indicators – Reasonable / Limited Assurance*

* Refer to our ESG report

II Products / services

16. Details of business activities (accounting for 90% of the turnover)

S. No.	Description of main activity	Description of business activity	% of turnover of the entity
1	Software and IT consulting (GICS classification – Information Technology – Software and Services)	Infosys provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation and AI journey. Further details are provided in the *Management's Discussion and Analysis* section of this Integrated Annual Report.	95.3

17. Products / services sold by the entity (accounting for 90% of the entity's turnover)

S. No.	Product / service	NIC code	% of total turnover contributed
1	Software application development and maintenance, IT consulting, technology and next-generation digital services	620 and 631	95.3

III Operations

18. Number of locations where plants and / or operations / offices of the entity are situated

Location	Number of plants	Number of offices	Total
National	NA	59	292
International	NA	233	

19. Markets served by the entity

a. Number of locations[(1)]

Locations	Number
National (No. of states)	15
International (No. of countries)	89

(1) Denotes the locations of our clients

b. What is the contribution of exports as a percentage of the total turnover of the entity?

97.10% [(1)]

(1) Based on standalone financial statements under Ind AS as exports are considered in relation to India

c. A brief on types of customers

We serve customers across a wide range of industries including, aerospace and defence, communication services, financial services, healthcare, high technology, insurance, life sciences, media and entertainment, retail, utilities and more.

IV. Employees

20. Details as at the end of financial year:

a. Employees and workers (including differently-abled):

S. No.	Particulars	Total (A)	Male		Female	
			No. (B)	% (B / A)	No. (C)	% (C / A)
			Employees			
1.	Permanent (D)	3,23,578	1,97,246	61.0	1,26,332	39.0
2.	Other than permanent (E)[1]	25,018	19,880	79.5	5,138	20.5
3.	Total employees (D + E)	3,48,596	2,17,126	62.3	1,31,470	37.7
			Workers[2]			
4.	Permanent (F)	NA				
5.	Other than permanent (G)					
6.	Total workers (F + G)					

b. Differently-abled employees and workers[3]

S. No	Particulars	Total (A)	Male		Female	
			No. (B)	% (B / A)	No. (C)	% (C / A)
			Differently-abled employees			
1.	Permanent (D)	1,095	810	73.9	285	26.1
2.	Other than permanent (E)	–	–	–	–	–
3.	Total employees (D + E)	1,095	810	73.9	285	26.1
			Differently-abled workers[2]			
4.	Permanent (F)	NA				
5.	Other than permanent (G)					
6.	Total differently-abled workers (F + G)					

[1] Other than permanent employees includes contractors

[2] We do not have any workers.

[3] Employees who have voluntarily disclosed their disabilities

21. Participation / Inclusion / Representation of women

	Total (A)	No. and percentage of Females	
		No. (B)	% (B / A)
Board of Directors	9	2	22.2
Key Management Personnel[1]	3	–	–

As on March 31, 2025

[1] Key Management Personnel are Chief Executive Officer and Managing Director (CEO & MD), Chief Financial Officer (CFO) and Company Secretary (CS).

Our Board is represented by 22.2% women leaders, 44.4% foreign nationals, who are between 60 years and 71 years and have expertise in Finance, Global business, Cybersecurity, Information Technology, Governance, Sustainability, ESG, Diversity, Sales & Marketing, Delivery, Risk management, Mergers and Acquisitions.

22. Turnover rate* for permanent employees and workers (Disclose trends for the past 3 years)

	Turnover rate in fiscal 2025 (In %)			Turnover rate in fiscal 2024 (In %)			Turnover rate in fiscal 2023 (In %)		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Permanent employees	14.5	13.6	14.1	12.6	12.5	12.6	21.1	20.6	20.9
Other than permanent employees	We do not calculate turnover of contract staff as they are hired for a fixed contract period, by design.								

* Voluntary attrition for IT services excluding business process management services, products and platforms

V. Holding, Subsidiary and Associate Companies (including joint ventures)

23. (a) Names of holding / subsidiary / associate companies / joint ventures[1]

S. No.	Name of the holding / subsidiary / associate companies / joint ventures (A)	Indicate whether holding / Subsidiary / Associate / Joint Venture	% of shares held by listed entity	Does the entity indicated at column A, participate in the Business Responsibility initiatives of the listed entity? (Yes/No)[2]

[1] Refer to *Annexure 1* of the Board's Report for information on holding and subsidiary companies /associate companies or joint ventures.

[2] Our subsidiaries contribute data required for the preparation of this report.

VI. CSR Details

24. (i) Whether CSR is applicable as per Section 135 of Companies Act, 2013: (Yes/No)	Yes
(ii) Turnover (In ₹ crore)[1]	1,28,933
(iii) Net worth (In ₹ crore)[1]	81,176

[1] As per the standalone financial statements under Ind AS

VII. Transparency and Disclosures Compliances

25. Complaints / Grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct:

Stakeholder group from whom complaint is received	Grievance Redressal Mechanism in Place (Yes/No) (If Yes, then provide web-link for grievance redress policy)[1]	Fiscal 2025			Fiscal 2024		
		Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks	Number of complaints filed during the year	Number of complaints pending resolution at close of the year*	Remarks
Communities	Yes	–	–		–	–	
Investors (Other than shareholders)[2]	Yes	–	–		–	–	
Shareholders	Yes	228[2]	1[3]		819[2]	–	
Employees and workers	Yes	176[4]	41[5]		207[4]	19	
Customers[6]	Yes	28	8		53	10	
Value chain partners	Yes	–	–		–	–	
Other		–	–		–	–	

(1) https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf

(2) The Company has adopted a policy of classifying shareholders grievances / complaints. The Company does not track complaints from investors and shareholders separately.

(3) The Company has responded to the pending complaints.

(4) Employee complaints on health and safety and working conditions are included.

(5) As on May 20, 2025, 23 complaints are pending resolution.

(6) Complaints from customer projects primarily received through the complaints management system have been considered.

* Complaints pending resolution at the end of the previous year were subsequently closed.

26. Overview of the entity's material responsible business conduct issues. Please indicate material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along-with its financial implications, as per the following format

S. No	Material issue identified*	Indicate whether risk or opportunity (R / O)	Rationale for identifying the risk / opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
1	**Environment :** Climate change	Risk	– Climate change risks are increasingly manifesting in our business as strategic, physical and transitional (market and compliance) risks, which if not managed adequately, can affect our operations, reputation and profitability.	– Refer to the Infosys ESG data book 2024-25 for details on risk mitigations.	**Negative :** Increased operating costs in meeting environmental standards in line with evolving regulatory requirements

S. No	Material issue identified*	Indicate whether risk or opportunity (R / O)	Rationale for identifying the risk / opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
2	**Environment :** Engaging clients on climate actions through our solutions	Opportunity	- Increased revenue through development and / or expansion of services to help our customers manage their climate change risks. - Savings from use of lower-emission sources of energy - Lead action globally on climate change through advocacy		**Positive :** Scope to improve Infosys' competitiveness and capitalize on evolving client preferences by leveraging our expertise in sustainability, low-carbon transition and digital/IT to support our clients on their sustainability and low-carbon journey
3	**Societal :** Facilitating best-in-class employee experience	Risk	- Inability to facilitate best-in-class employee experience may impact our ability to attract, hire, train, engage and retain talent	- Employee engagement and support initiatives to improve employee connect with the organization. - Holistic measures for employee retention and recognition of key and tenured employees. - Focus on career and leadership development programs to develop next gen leaders.	**Negative :** Impact on employer reputation, increased cost of talent, etc.
4	**Societal :** Tech for Good platforms and solutions for e-governance, healthcare and education	Opportunity	- The development and adoption of advanced technologies, including smart automation and artificial intelligence, have the potential to increase productivity and solve larger challenges for the benefit of the community while facilitating the achievement of the SDGs. Digital technologies and platforms have already been successfully used in consumer technologies and offer the opportunity to use them for social good.		**Positive :** Given the shortage of digital talent, there is immense scope to create a talent pool to accelerate the digital transformation journey of our customers.

S. No	Material issue identified*	Indicate whether risk or opportunity (R / O)	Rationale for identifying the risk / opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
5	**Governance :** Data privacy and information management	Risk	- Cyber attacks that breach our information network and / or failure to protect sensitive and confidential information of our stakeholders in accordance with applicable laws and contractual obligations may impact our operations, client satisfaction or result in significant regulatory penalties.	- Improve the cybersecurity strategy, framework, processes, policies and controls to enhance cyber resilience. - Improve the data privacy framework, policies, processes and controls - Multi-layered governance process with executive and Board oversight to review the cybersecurity and data privacy risks and our preparedness to mitigate and respond to such risks. - Continued investment in technologies to create defense in depth in order to address risks posed by evolving cyber threat landscape - Close collaboration with cyber intelligence and forensic consultants to identify and prepare for emerging cybersecurity threats, periodic table-top exercises and maintain the cybersecurity crisis plan up to date - Continuous monitoring of regulatory landscape - Regular awareness mailers and workshops along with strong consequence management process - Trainings and workshops for employees on security by design - Strong encryption, data backup and recovery mechanism to ensure business continuity during any crisis - The Cyber Risk Assessment Framework aligned to ISO 31000, ISO 27001, and ISO 27005	**Negative :** Increased operating cost to hire and train talent and technology investments
6	**Governance :** Being recognized as industry leader in our information security practices and adoption of leading data privacy standards	Opportunity	- Increasing revenue from cybersecurity service offerings and solutions - Higher client confidence in our ability to service them		**Positive :** Minimize cybersecurity and data privacy breach threats to Infosys and our customers through advanced cybersecurity solutions and adoption of leading data privacy standards

* For the complete list of material topics, read ESG report 2025: *Materiality and stakeholder engagement.*

Section B: Management and process disclosures

This section is aimed at helping businesses demonstrate the structures, policies and processes put in place towards adopting the NGRBC Principles and Core Elements.

Disclosure Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
					Policy and management processes				
1a. Whether your entity's policy/policies cover each principle and its core elements of the NGRBCs. (Yes/No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
1b. Has the policy been approved by the Board? (Yes/No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
1c. Web Link of the Policies, if available	Refer to the Whistleblower Policy, Infosys Code of Conduct and Ethics	Refer to the Responsible Supply Chain and Supplier Diversity Policy	Refer to Infosys Code of Conduct and Ethics, HSE Policy[2]	Refer to our CSR Policy and ESG Vision 2030	Refer to our Infosys Code of Conduct and Ethics	Refer to our HSE Policy[1], ESG Vision 2030	Refer to our ESG Vision 2030	Refer to our CSR Policy[2], Responsible Supply Chain and Supplier Diversity Policy	Refer to our Infosys Code of Conduct and Ethics, ESG Vision 2030, Privacy statement[1]
(1) Approved by the Executive Leadership (2) Not extended to Suppliers									
2. Whether the entity has translated the policy into procedures. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3. Do the enlisted policies extend to your value chain partners? (Yes/No)	Yes	Yes	Yes	No	Yes	No	No	Yes	No
4. Name of the national and international codes/ certifications/labels/ standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	ISO 9001:2015; GRI Standard 2021, UNGC Principles, OECD– Principles of Corporate Governance, UN SDGs, SASB IT	ISO 9001:2015, GRI Standard 2021, ISO 14001:2015, ISO 45001:2018, ISO 50001:2018, CMMi 2.0	ISO 9001:2015, GRI Standard 2021, ISO 45001:2018, Universal Declaration of Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, UNGC Principles, SASB IT	ISO 9001:2015, GRI Standard 2021, ISO 14001:2015, ISO 45001:2018	ISO 9001:2015, ISO 14001:2015, ISO 45001:2018, GRI Standard 2021, Universal Declaration of Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, UNGC Principles	ISO 9001:2015, GRI Standard 2021, ISO 14001:2015, ISO 14068:1, ISO 45001:2018, ISO 22301:2019, ISO 50001:2018 SASB, TCFD, UN SDGs, Carbon Disclosure Project (CDP), SASB IT	ISO 9001:2015, ISO 14001:2015, ISO 45001:2018, GRI Standard 2021, UNGC Principles, SASB IT	ISO 9001:2015, ISO 14001:2015, ISO 45001:2018, GRI Standard 2021, UN SDGs	ISO 9001:2015, GRI Standard 2021, ISO 27001:2022, ISO 27701:2019, ISO 42001:2023, SASB IT
5. Specific commitments, goals and targets set by the entity with defined timelines, if any.	In 2020, we became carbon neutral, 30 years ahead of the timeline set by the Paris Agreement. In October 2020, we launched our ESG vision and ambitions for 2030. In 2025, we renewed our ESG Vision 2030 and committed to further progress on our ESG ambitions.								

6. Performance of the entity against the specific commitments, goals and targets along-with reasons in case the same are not met.	Yes. The details of our performance on our ESG goals are available in the chapters *Approaching value creation* and *Delivering value* in this Integrated Annual Report and ESG Report 2025.

Governance, leadership and oversight

7. Statement by director responsible for the business responsibility report, highlighting ESG-related challenges, targets and achievements

"Infosys is committed to nurturing a sustainable and socially responsible business. The company's ongoing ESG aspirations are reflected in the Infosys ESG Vision 2030 that articulates how the company can continue to be a well-governed organization and inclusive workplace for diverse talent with community strategies to leverage technology for good."

Salil Parekh
Chief Executive Officer and Managing Director

Information on ESG-related challenges, targets and achievements is available in the chapters *Approaching value creation* and *Delivering value* in this Integrated Annual Report.

8. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy (ies).

Policy	Implementation – authority	Oversight – authority	Composition of highest authority responsible for oversight
Whistleblower Policy and Infosys Code of Conduct and Ethics	Chief Legal Officer and Chief Compliance Officer	Audit Committee	Refer to the Audit Committee section in the *Corporate governance report* of this Integrated Annual Report
Responsible Supply Chain and Supplier Diversity Policy and Supplier Code of Conduct	Group Head – Procurement	ESG Committee	Refer to the ESG Committee section in the *Corporate governance report* of this Integrated Annual Report
CSR Policy	Global Head – Corporate Accounting & Taxation, Facilities, Infrastructure and Security	CSR Committee	Refer to the CSR Committee section in the *Corporate governance report* of this Integrated Annual Report
ESG Vision 2030	Chief Financial Officer	ESG Committee	Refer to the ESG Committee section in the *Corporate governance report* of this Integrated Annual Report

9. Does the entity have a specified Committee of the Board/ Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details.

Yes, the ESG Committee of the Board.

Name of the director	Designation/category	DIN number
Chitra Nayak – *Chairperson*	Independent director	DIN: 09101763
Govind Iyer	Independent director	DIN: 00169343
Helene Auriol Potier	Independent director	DIN: 10166891

Read more in the ESG Committee report in the *Corporate governance report* of this Integrated Annual Report.

	Subject for Review	Indicate whether review was undertaken by Director / Committee of the Board/ Any other Committee									Frequency (Annually/ Half yearly/ Quarterly/ Any other – please specify)								
		P1	P2	P3	P4	P5	P6	P7	P8	P9	P1	P2	P3	P4	P5	P6	P7	P8	P9
10. Details of Review of NGRBCs by the Company:	Performance against above policies and follow up action	Committee of the Board									Annually								
	Compliance with statutory requirements of relevance to the principles, and, rectification of any non-compliances	Committee of the Board									Quarterly								

11. Has the entity carried out independent assessment/ evaluation of the working of its policies by an external agency? (Yes/No). If yes, provide name of the agency.	**Principles**	P1	P2	P3	P4	P5	P6	P7	P8	P9
	Answer	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Notes:

- BSI (Beijing) conducted the ISO 9001: 2015 and ISO 27001: 2022 audits at our China location.
- BVC conducted ISO 9001: 2015, ISO 27001: 2022, ISO 22301: 2019, ISO 20000:2018, AS 9100 and ISO 27701: 2019.
- DNV conducted ISO 14001:2015, ISO 45001:2018, ISO 50001:2018 and ISO 14068

12. If answer to question (1) above is "No" i.e. not all principles are covered by a policy, reasons to be stated	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
	The entity does not consider the Principles material to its business (Yes/No)	Not applicable								
	The entity is not at a stage where it is in a position to formulate and implement the policies on specified principles (Yes/No)									
	The entity does not have the financial or/ human and technical resources available for the task (Yes/No)									
	It is planned to be done in the next financial year (Yes/No)									
	Any other reason (please specify)									

Section C: Principle-wise performance disclosure

This section is aimed at helping entities demonstrate their performance in integrating the principles and core elements with key processes and decisions. The information sought is categorized as "Essential" and "Leadership". While the essential indicators are expected to be disclosed by every entity that is mandated to file this report, the leadership indicators may be voluntarily disclosed by entities which aspire to progress to a higher level in their quest to be socially, environmentally and ethically responsible.

PRINCIPLE 1 Businesses should conduct and govern themselves with integrity, and in a manner that is ethical, transparent and accountable.

Essential Indicators

1. Percentage coverage by training and awareness programmes on any of the Principles during the financial year:

Segment	Total number of training and awareness programs held	Topics / principles covered under the training and its impact	% age of persons in respective category covered by the awareness programs
Board of Directors and Board Committees	1	The Board members attended a session which emphasized global sustainability trends, policies, regulatory environment and related topics. Refer to the Training of Board members section in the *Corporate Governance report* in the Integrated Annual Report.	100
Key Managerial Personnel (KMP)[1]	5	Infosys Code of Conduct and Ethics, climate change, environmental sustainability, social sustainability, data privacy and cybersecurity	100
Employees other than BoD and KMPs[1]	5	Infosys Code of Conduct and Ethics, climate change, environmental sustainability, social sustainability, data privacy and cybersecurity	100
Workers	NA	NA	NA

[1] Apart from year-long awareness campaigns through email on responsible business and related topics, all our employees have access to an exclusive learning channel on Lex, our internal learning platform and Infosys Springboard, our flagship digital learning platform.

2. Details of fines / penalties /punishment / award / compounding fees / settlement amount paid in proceedings (by the entity or by directors / KMPs) with regulators/ law enforcement agencies / judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website):

Monetary

	NGRBC Principle	Name of the regulatory/ enforcement agencies/ judicial institutions	Amount (in INR)	Brief of the Case	Has an appeal been preferred? (Yes/No)
Penalty / fine	3, 5	Ministry of Finance, British Columbia (Canada)	8.0 crore	Penalties for 2019 to 2021 levied by the British Columbia Ministry under the Employer Health Tax Act for late filing/ payment.	No
	3, 5	Ministry of Finance, Ontario	0.8 crore	Penalty levied by the Ontario Ministry for 2020 under the Employer Health Tax Act for late filing.	No

Settlement	1	Securities and Exchange Board of India	0.25 crore	In respect of Settlement Application filed by Salil Parekh, CEO & MD of the Company, SEBI has passed a Settlement order dated June 26, 2024 . The details of the order are disclosed at https://www.bseindia.com/xml-data/corpfiling/AttachHis/65ed7595-2c31-4c35-af19-2e82294486cc.pdf	No
Compounding fee	–	–	–		–

Non-Monetary

	NGRBC Principle	Name of the regulatory/ enforcement agencies/ judicial institutions	Brief of the Case	Has an appeal been preferred? (Yes/No)
Imprisonment		–	–	–
Punishment		–	–	–

3. Of the instances disclosed in Question 2 above, details of the Appeal/ Revision preferred in cases where monetary or non-monetary action has been appealed.

Case Details	Name of the regulatory/ enforcement agencies
Not applicable	

4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy.

Yes. Our Code of Conduct and Ethics complies with the legal requirements of applicable laws and regulations, including anti-bribery, anti-corruption and ethical handling of conflicts of interest. Additionally, we also have an Anti-Bribery and Anti-Corruption (ABAC) Policy (available in the Company intranet), which provides the requirements on ABAC in detail.

5. Number of Directors/KMPs/employees/workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery/ corruption:

	Fiscal 2025	Fiscal 2024
Directors	–	–
KMPs	–	–
Employees	–	–
Workers	NA	NA

6. Details of complaints with regard to conflict of interest:

	Fiscal 2025		Fiscal 2024	
	Number	Remarks	Number	Remarks
Number of complaints received in relation to issues of conflict of interest of the Directors	–		–	
Number of complaints received in relation to issues of conflict of interest of the KMPs	–		–	

7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators/ law enforcement agencies/ judicial institutions, on cases of corruption and conflicts of interest.

Not applicable

8. Number of days of accounts payables ((Accounts payable *365) / Cost of goods/services procured) in the following format:

	Fiscal 2025	Fiscal 2024
Number of days of accounts payable	41	43

9. Open-ness of business

Provide details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances & investments, with related parties, in the following format:

Parameter	Metrics	Fiscal 2025	Fiscal 2024
Concentration of Purchases[1]	a. Purchases from trading houses as % of total purchases	–	–
	b. Number of trading houses where purchases are made from	–	–
	c. Purchases from top 10 trading houses as % of total purchases from trading houses	–	–
Concentration of Sales	a. Sales to dealers / distributors as % of total sales		
	b. Number of dealers / distributors to whom sales are made	–	–
	c. Sales to top 10 dealers / distributors as % of total sales to dealers / distributors		
Share of RPTs in[2]	a. Purchases (Purchases with related parties / Total purchases)	–	–
	b. Sales (Sales to related parties / Total sales)	–	–
	c. Loans and advances (Loans and advances given to related parties / Total loans and advances)	–	–
	d. Investments (Investments in related parties / Total investments made)	–	–

[1] Based on methodology adopted by the company no trading houses were identified

[2] As per the consolidated financial statements under Ind AS

Leadership Indicators

1. Awareness programmes conducted for value chain partners on any of the Principles during the financial year:

Total number of awareness programs held	Topics / principles covered under the training[1]	% age of value chain partners covered (by value of business done with such partners) under the awareness programs[2]
5[1]	Climate change and best practices in data capture, monitoring, and reporting on climate change disclosures, water management, waste management, human rights, occupational health and safety, Anti-Bribery and Anti-Corruption	94.4

(1) 9,000+ suppliers were enabled on ESG awareness programs through the ESG learning portal.

(2) Our assessment covers upstream value chain partners (suppliers).

2. Does the entity have processes in place to avoid/ manage conflict of interests involving members of the Board? (Yes/No) If Yes, provide details of the same.

Yes, the Company has established robust processes to avoid and manage conflicts of interest involving members of the Board. These include:

1. Declaration of Interest: All Board members are required to disclose their financial interests, affiliations, or relationships that could influence their decision-making at the time of their appointment and periodically thereafter, in compliance with statutory requirements.
2. Code of Conduct: The Company has adopted a formal Code of Conduct that defines what constitutes a conflict of interest and provides clear guidelines for identifying and managing conflicts of interest.
3. Recusal procedures: In cases where a potential conflict of interest is identified, the concerned Board member is required to recuse from discussions and voting on the relevant agenda item.
4. Approval requirements: Transactions involving entities in which the directors have an interest require the prior approval of the Board. If such transactions exceed the prescribed threshold, the approval of the shareholders is also required.

PRINCIPLE 2:
Businesses should provide goods and services in a manner that is sustainable and safe

Essential indicators

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively.

	Fiscal 2025	Fiscal 2024	Details of improvements in environmental and social impacts
R&D[1]	16.9	20.7	Education, training and assessment of employees to upskill and reskill. Technology to improve environmental and social products and processes
Capex[1]	1.5	3.4	Efficient equipment for cooling, lighting, renewable energy, water management, waste management and sustainable material

(1) Based on standalone financial statements under Ind AS

2a. Does the entity have procedures in place for sustainable sourcing? (Yes/No)

Yes. Infosys has adopted a Responsible Supply Chain & Supplier Diversity Policy as well as a Green Procurement Policy to strengthen its commitment to responsible sourcing. Suppliers are also required to mandatorily sign the Supplier Code of Conduct. A large majority of the Company's suppliers are covered through the responsible sourcing program. Periodic ESG assessments are conducted internally as well as through a third party.

2b. If yes, what percentage of inputs were sourced sustainably?

All our procurements follow the principles of sustainable sourcing. We require suppliers to accept the Supplier Code of Conduct, which is based on the UNGC Principles.

3. Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for

(a) Plastics (including packaging) **(b) E-waste** **(c) Hazardous waste** **(d) Other waste**	Not applicable. We don't manufacture any products. We are an IT services company.

4. Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes / No): No

If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards?

If not, provide steps taken to address the same.

Not applicable

Leadership Indicators

1. Has the entity conducted Life Cycle Perspective / Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details in the following format?

Not applicable

2. If there are any significant social or environmental concerns and / or risks arising from production or disposal of your products / services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same

Not applicable

3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).

Not applicable. We are an IT services company, we don't manufacture any products.

4. Of the products and packaging collected at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed, as per the following format:

Not applicable. We are an IT services company, we don't manufacture any products.

5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category.

Not applicable. We are an IT services company, we don't manufacture any products.

PRINCIPLE 3:
Businesses should respect and promote the well-being of all employees, including those in their value chains

Essential indicators

1a. Details of measures for the well-being of employees:

Category	Total (A)	% of employees covered by									
		Health insurance		Accident insurance		Maternity benefits		Paternity benefits		Daycare facilities	
		Number (B)	% (B / A)	Number (C)	% (C / A)	Number (D)	% (D / A)	Number (E)	% (E / A)	Number (F)	% (F / A)
Permanent employees											
Male	1,97,246	1,97,246	100	1,97,246	100	NA	NA	1,97,246	100	–	–
Female	1,26,332	1,26,332	100	1,26,332	100	1,26,332	100	NA	NA	–	–
Total	3,23,578	3,23,578	100	3,23,578	100	1,26,332	100	1,97,246	100	–	–
Other than permanent employees											
Male	Vendors and contractors are required to adhere to statutory compliances as per the respective rules of the state.										
Female											
Total											

(1) We provide onsite, proximity and network (near-home) childcare support options for our employees in India, based on their preference.

1b. Details of measures for the well-being of workers:

Not applicable

1c. Spending on measures towards well-being of employees and workers (including permanent and other than permanent) in the following format

	Fiscal 2025*	Fiscal 2024
Cost incurred on well- being measures as a % of total revenue of the company	1.3	1.1

* Based on SEBI's Industry Standards on reporting of BRSR Core

2. Details of retirement benefits, for current financial year and previous financial year.

	Fiscal 2025			Fiscal 2024		
Benefits	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)
PF[1]	100	NA	Y	100	NA	Y
Gratuity[1]	100	NA	Y	100	NA	Y
ESI[2]	3.5	NA	Y	5	NA	Y
National Pension Scheme (NPS)[3]	3.7	NA	Y	2.8	NA	Y
Others – superannuation[4]	12.9	NA	Y	10	NA	Y

This table represents retirement benefits for the employees working in India. All our employees working outside India are eligible for retirement benefits according to applicable laws in the regions we operate.

(1) All eligible employees are covered.

(2) All eligible employees covered under the Employees State Insurance Act ("ESIC"), 1948 are provided the benefit.

(3) Pertains to contribution made by employers for employees who have opted for the same.

(4) Eligible employees are participants to superannuation retirement fund.

3. Accessibility of workplaces

Are the premises / offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard.

Yes. The premises / offices of Infosys in India are accessible to differently-abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016.

4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy.

Yes, the entity has an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016. The policy of the Company is available on the website at https://www.infosys.com/careers/discover/culture/documents/diversity-inclusion-policy.pdf.

5. Return to work and Retention rates of permanent employees and workers that took parental leave.

Gender	Permanent employees[1]		Permanent workers	
	Return to work rate (In %)	Retention rate (In %)[2]	Return to work rate (In %)	Retention rate (In %)
Male	99.9	83.8	NA	NA
Female	99.4	78.9	NA	NA
Total	99.6	81.2	NA	NA

(1) 100% of our permanent employees are eligible for parental leaves subject to policy conditions.

(2) Based on the recommendations of GRI standard 401-3.

6. Is there a mechanism available to receive and redress grievances for the following categories of employees and worker? If yes, give details of the mechanism in brief.

	Yes/No (If Yes, then give details of the mechanism in brief)
Permanent workers	NA
Other than permanent workers	
Permanent employees	Yes, Infosys is committed to providing a safe and positive work environment as enshrined in our Code of Conduct. Employees and contract staff have access to a well-established robust grievance resolution mechanism known as Resolution hubs where they can highlight matters or concerns faced at the workplace. For more information, refer to Resolution hubs available in the *Management Discussion and Analysis section* of this Integrated Annual Report.
Other than permanent employees	

7. Membership of employees and worker in association(s) or Unions recognised by the listed entity:

Category	Fiscal 2025			Fiscal 2024		
	Total employees / workers in respective category (A)	No. of employees / workers in respective category, who are part of association(s) or Union (B)	% (B / A)	Total employees / workers in respective category (C)	No. of employees / workers in respective category, who are part of association(s) or Union (D)	% (D / C)
Total permanent employees	3,23,578	2,713*	0.8	3,17,240	2,430*	0.8
Male	1,97,246	1,845	0.9	1,92,671	1,724	0.9
Female	1,26,332	868	0.7	1,24,569	706	0.6
Total permanent workers	NA					
Male						
Female						

* Excludes employees who are part of Works Councils.

8. Details of training of employees and worker (% to total no. of employees / workers in the category):

Category	Fiscal 2025[1]					Fiscal 2024[1]				
	Total (A)	On health and safety measures[2]		On skill upgradation		Total (D)	On health and safety measures[2]		On skill upgradation	
		No. (B)	% (B / A)	No. (C)	% (C / A)		No. (E)	% (E / D)	No. (F)	% (F / D)
Male	1,97,246	1,97,246	100	1,75,377	88.9	1,92,671	1,92,671	100	1,79,663	93.2
Female	1,26,332	1,26,332	100	1,12,388	89.0	1,24,569	1,24,569	100	1,15,925	93.1
Total	3,23,578	3,23,578	100	2,87,765	88.9	3,17,240	3,17,240	100	2,95,588	93.2
Total permanent workers	NA									
Male										
Female										

(1) Only for permanent employees

(2) Includes awareness programs

9. Details of performance and career development reviews of employees and workers

Category	Fiscal 2025			Fiscal 2024		
	Total (A)[1]	No. (B)	% (B / A)	Total (C)[1]	No. (D)	% (D / C)
Employees						
Male	1,77,052	1,77,052	100	1,57,504	1,57,504	100
Female	1,15,011	1,15,011	100	1,02,420	1,02,420	100
Total	2,92,063	2,92,063	100	2,59,924	2,59,924	100
Total permanent workers						
Male			NA			
Female						

(1) 100% of eligible employees have received performance and career development reviews.

10. Health and safety management system:

10a. Whether an occupational health and safety management system has been implemented by the entity? (Yes / No). If yes, the coverage of such system?

Yes. Infosys recognizes and accords highest priority to safety and well-being of its employees and other relevant parties. Our HSE Policy enunciates our philosophy and commitment towards the management of key Health, Safety and Environmental (HSE) aspects. In line with our strategy, our Health, Safety and Environmental Management System (HSEMS) at all India locations is certified to ISO 45001:2018 standard. HSEMS is implemented at all our overseas locations based on legal requirements / internal benchmarks and have also included them in the internal audits cycle. We have established numerous interventions to address occupational health-related topics such as emotional well-being, mental health, ergonomics, safety, lifestyle diseases and more. Well-equipped occupational health centers are available at all our campuses in India. During the year, doctors and physiotherapists have helped employees and their families through virtual consultations leveraging our telemedicine portal. More details on Occupational Health and Safety are available on our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/occupational-health-safety.html.

10b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?

We proactively identify occupational health and safety risks, for all existing / new / modified activities, processes, products or services, and regulatory changes, including routine and non-routine activities. Risk assessment includes quarterly evaluation of incidents that have occurred. Hazardous conditions, if any, are identified and prioritized for elimination and control. Once the identified hierarchy of controls is implemented, the risk assessment is revisited to assess the residual risks. As Infosys is an IT / ITES company, there are no product risks, but there are risks associated with the provision of services such as ergonomics at work and those associated with the operation of utilities and employees' commute. Participation and consultation with relevant personnel involved in the activities is ensured during the risk assessments. Risks are also assessed before and after the development of new buildings. Experience from previous projects and ongoing operations is also considered. We continually monitor our construction sites where infrastructure is being built. More details on Occupational Health and Safety are available on our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/occupational-health-safety.html.

10c. Whether you have processes for workers to report the work-related hazards and to remove themselves from such risks. (Y / N)

Yes. We have a process for employees and 'other than permanent' employees to report work-related hazards.

10d. Do the employees/ worker of the entity have access to non-occupational medical and healthcare services?

Yes

11. Details of safety related incidents, in the following format:

Safety Incident/Number	Category	Fiscal 2025[1]	Fiscal 2024[1]
Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Employees[2]	0.088	0.127
	Workers[3]	NA	NA
Total recordable work-related injuries	Employees[2]	20	23
	Workers[3]	NA	NA
No. of fatalities	Employees[2]	1	0
	Workers[3]	NA	NA
High consequence work-related injury or ill-health (excluding fatalities)	Employees[2]	0	0
	Workers[3]	NA	NA

(1) India operations

(2) Includes 'other than permanent' employees

(3) Infosys does not have workers.

12. Describe the measures taken by the entity to ensure a safe and healthy work place.

Infosys acknowledges that Occupational Health and Safety (OH&S) is one of the key aspects of sustainable business practices. OH&S policies, processes, and practices at Infosys promote the physical, emotional, and social well-being of employees in the workplace. The robust Health and Safety Management system at Infosys has earned us the certification of ISO 45001:2018 for all Indian locations, including Infosys Limited and its subsidiaries, in line with our HSE strategy.

The Company has implemented the following measures to ensure a safe and healthy workplace:

1. Incident management: Incidents, which include near misses / potential hazards / accidents, are reported through internal applications or email. The causes of incidents are identified, analyzed and appropriate corrective actions are taken to prevent recurrence or occurrence of incidents leading to injuries / losses.
2. OH&S Committee: Both employees and contract workers are part of the Infosys OH&S Committee, which helps in ensuring their active participation and consultation.
3. Training and awareness: Training includes awareness building, mock drills, classroom sessions and periodic demonstrations. HSEMS training is a part of our employee induction program. To enable continuous learning, an HSE awareness module is available on Lex, our internal learning platform. For contract staff, job-specific and general training is provided during induction and later through refresher training.
4. Safety interventions: We have always focused on building a culture of safety at Infosys. The safety systems in place include work permits, trainings, Lock Out Tag Out (LOTO), safety inspections, audits, operational controls, and monitoring. Policies have been established focusing on specific areas such as women's safety, lone working, transport, travel, construction and others.
5. Medical services: We have set up first aid centers on our campuses in India. Some of the first aid facilities are operational round the clock. Our telemedicine portal continues to operate and allows our employees to consult the doctors at our occupational health centers in India online. We have ambulance services available or have arrangements for ambulances to be made available at all our India-based locations.
6. Health Risk Assessment (HRA): HRA is conducted annually based on inputs from the OHC. Being an IT / ITES company, the prevalent risks include ergonomics, Musculoskeletal Disorders (MSDs), emotional well-being, etc., associated with the workplace, operation of utilities, and commute. Numerous initiatives, interventions, engagement virtual sessions, and process controls are in place to address these risks.

7. Programs on ergonomics: These include on-site physiotherapy centers, interventions by ergonomic experts and the provision of ergonomic infrastructure.
8. Physical and emotional well-being: We have nutritionists at our locations in India to provide counseling and guidance. We have also set up state-of-the-art gyms to train physical and mental fitness.
9. Programs for mothers: Pregna Care, a professional healthcare program, is specially designed for expectant mothers and aims to provide maximum comfort for the mother.
10. Working environment: We also focus on improving the working environment by monitoring indoor air quality, lux and noise levels and promoting the use of green seal chemicals.

13. Number of complaints on the following made by employees and workers:

	Fiscal 2025			Fiscal 2024		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Working conditions	35	3	The resolution of complaints which are in progress relate to modifications in infrastructure which is currently underway	16	0	–
Health and safety	25	2	The resolution of complaints which are in progress relate to modifications in infrastructure which is currently underway	11	0	–

14. Assessment for the year for health and safety:

Our Health, Safety and Environmental Management System (HSEMS) is certified to ISO 45001:2018 standard audited by certifying bodies annually. The scope of HSEMS is applicable to all activities, which are a part of our operations and employees working for and on behalf of the Company, including deputees at client sites. Safety and well-being of our employees is accorded the highest priority. Our internal Corporate Certification Audits and Assessments Team (CCAT) conducts periodic assessments across Infosys locations annually.

Assessments for the year	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)[1]
Health and safety practices	100
Working conditions	100

[1] India operations, as per the internal assessment plan for the year.

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks / concerns arising from assessments of health and safety practices and working conditions.

There have been no significant risks / concerns arising from assessments of health and safety practices and working conditions. Stringent operation controls such as maker and checker control points are deployed across the operational areas. These are also monitored on a periodic basis.

Leadership indicators

1. Does the entity extend any life insurance or any compensatory package in the event of death of (A) employee (Y / N) (B) worker (Y / N)

(A) Yes
(B) Not applicable

2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners.

The Company periodically audits value chain partners to ensure timely deduction and deposit of statutory dues.

3. Provide the number of employees / workers having suffered high consequence work-related injury / ill-health / fatalities (as reported in Q11 of Essential indicators above), who have been are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment

	Total no. of affected employees / workers		No. of employees / workers that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	Fiscal 2025	Fiscal 2024	Fiscal 2025	Fiscal 2024
Employees	1	0	0	0
Workers	NA	NA	NA	NA

4. Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes / No)

Yes

5. Details on assessment of value chain partners

	% of value chain partners (by value of business done with such partners) that were assessed*
Working conditions	85.8
Health and safety	85.8

* We have completed ESG assessment of 800+ upstream suppliers as on March 31, 2025.

6. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners

There were no significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners.

PRINCIPLE 4: Businesses should respect the interests of and be responsive to all its stakeholders

Essential indicators

1. Describe the processes for identifying key stakeholder groups of the entity

We identify and prioritize our stakeholders based on the impact of the Company on the stakeholders and the ability of the stakeholder groups to influence the functioning of the Company. As part of the materiality assessment, we have identified six key stakeholder groups: Investors/shareholders, clients, employees and sub-contractors, suppliers/partners, government/regulators and the community. The ESG Committee of the Board also approves the continued relevance of the material matters encompassing the views of our stakeholders on an annual basis.

2. List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group.

Stakeholder group	Whether identified as vulnerable or marginalized (Yes/No)	Channels of communication (Email, SMS, newspaper, pamphlets, advertisement, community meetings, notice board, website, others (please specify)	Frequency of engagement (Annually/ Half-yearly/ Quarterly / others – please specify)	Purpose and scope of engagement including key topics and concerns raised during such engagement
Investors	No	• Investors calls, emails, and personal meetings • Analyst meets • Conferences (including broker-led events) • Quarterly results • Annual General Meeting • Sustainability report • Financial reports • India stock exchange filings (NSE and BSE) • US Securities and Exchange Commission (SEC) filings • Press releases • Social media	Ongoing	• To answer queries of investors on Infosys' ambitions and progress • Build transparency with existing and potential investors
Employees	No	• Employee satisfaction surveys • Employee resource groups • Resolution hubs and whistleblower mechanism • Communication blogs • Development centers' engagement initiatives • InfyMe (Intranet) and podcasts	Ongoing	• Communicate the employee value proposition • Keep a finger on pulse of employee engagement • Provide an opportunity to raise concerns • Training and development • Employee recognition and engagement activities • Performance review and career development • Employee health, safety, and wellbeing

Stakeholder group	Whether identified as vulnerable or marginalized (Yes/No)	Channels of communication (Email, SMS, newspaper, pamphlets, advertisement, community meetings, notice board, website, others (please specify)	Frequency of engagement (Annually/ Half-yearly/ Quarterly / others – please specify)	Purpose and scope of engagement including key topics and concerns raised during such engagement
Clients	No	• Client visits and meetings • Customer satisfaction surveys • Annual customer conclaves	Ongoing	• Engage with clients on Infosys solutions and services, including climate change solutions • Seek client feedback on our solutions and services and continuously improve to meet their expectations • Develop relationships and partnerships with clients enabling delivery of high-quality client services and solutions • Communicate Infosys' credentials including ESG credentials
Government and regulatory bodies	No	• Engagement with government and global forums • Policy advocacy and representations • Engagement with industry, government and regulatory bodies	Ongoing	• Share ESG best practices • Participate in forums to strengthen the adoption of responsible business practices • Participate / assist in the development of regulations / public policies • Share a perspective on global standards and alignment with international benchmarking
Communities	Yes	• Meetings with associations / NGOs • Local community interactions • Social media	Ongoing	• Enable access to digital skilling • Serve the community through Tech for Good programs in education, healthcare, and governance • Enable participation of diverse communities in the economy • CSR engagement
Suppliers	No	• Suppliers meet, *Sambandh* (bi-annual) • ESG report • Supplier engagement on ESG	Ongoing	• Keep a finger on pulse on supplier engagement • Provide an opportunity to raise concerns • Training and development

Leadership indicators

1. Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.

We have identified our most material issues through a data-driven and consultative exercise. The material topics were shortlisted and prioritized based on their impact on our stakeholders and our business. Periodic meetings were held to update the sub-committees of the Board.

2. Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes / No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity.

Yes. Our material topics were shortlisted and prioritized based on their impact on our stakeholders and our business. The material topics and the linked ambitions can be accessed through our ESG Vision 2030 and performance updates through our annual ESG Reports.

3. Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable / marginalized stakeholder groups.

Infosys Foundation was set up to support underprivileged sections of society, create opportunities and strive towards a more equitable society. Infosys contributes as a part of its CSR initiatives to Infosys Foundation. The Foundation engages with the community, especially vulnerable and marginalized stakeholder groups, in a variety of focus areas. For information on the percentage of beneficiaries of the CSR projects, refer to Principle 8, Q.6 (Leadership Indicators) in this report. Read the Infosys Foundation annual reports at https://www.infosys.com/infosys-foundation/.

PRINCIPLE 5: Businesses should respect and promote human rights

Essential indicators

1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity, in the following format:

	Fiscal 2025			Fiscal 2024		
	Total (A)	No. of employees / workers covered (B)	% (B / A)*	Total (C)	No. of employees / workers covered (D)	% (D / C)*
Employees						
Permanent	3,23,578	3,18,667	98.4	3,17,240	3,10,135	97.7
Other than permanent[1]	25,018	25,018	100	23,447	19,346	82.5
Total employees	3,48,596	3,43,685	98.6	3,40,687	3,29,481	96.7
Workers						
Permanent	NA	NA	NA	NA	NA	NA
Other than permanent	NA	NA	NA	NA	NA	NA
Total workers	NA	NA	NA	NA	NA	NA

* The Code of Conduct expresses Infosys' commitment to conducting business ethically and in accordance with the values of the Company while respecting the human rights of all stakeholders. All employees are trained on the Code during their induction into the organization. Our Human Rights Statement is a part of the Code of Conduct which is approved by the Board on an annual basis.

(1) Considering the Supplier Code of Conduct is mandatorily applicable to all suppliers

2. Details of minimum wages paid to employees and workers, in the following format:

Infosys operates in 59 countries, and employees are hired across geographies. The legal minimum wage is defined based on various parameters such as tenure, role, location, citizenship status, etc., and it varies by country and even by state within some countries. We have defined detailed processes considering these parameters to ensure the employees are paid according to local regulations and we are compliant with local laws, as applicable.

Category	Fiscal 2025					Fiscal 2024				
	Total employees (A)*	Equal to minimum wage		More than minimum wage		Total employees (D)	Equal to minimum wage		More than minimum wage	
		No. (B)	% (B /A)	No. (C)	% (C /A)		No. (E)	% (E /D)	No. (F)	% (F /D)
Permanent employees										
Male	1,64,758	1,919	1.16	1,62,839	98.84	1,61,214	1,345	0.83	1,59,869	99.17
Female	1,05,738	2,431	2.30	1,03,307	97.70	1,04,118	1,743	1.67	1,02,375	98.33
Other than permanent employees										
Male	Vendors and contractors are required to adhere to statutory compliances as per the state rules.									
Female										

* India only

3. Details of remuneration/salary/wages:

a. Median remuneration/wages:

		Male		Female	
		Number	Median remuneration / salary / wages of respective category (₹ crore)[1]	Number	Median remuneration / salary / wages of respective category (₹ crore)[1]
Board of Directors (BoD)		6	2.35	2	2.51
Key Managerial Personnel (KMP)[2]		3	3.11	–	–
Employees[3] other than BoD and KMP	Junior	61,837	0.04	52,898	0.04
	Middle	98,126	0.12	63,938	0.10
	Senior	37,280	0.29	9,496	0.24
	Total	1,97,246	0.11	1,26,332	0.08
Workers		NA	NA	NA	NA

As on March 31, 2025

(1) Based on SEBI's Industry Standards on reporting of BRSR Core

(2) Remuneration to Chief Executive Officer and Managing Director (CEO & MD) has been included in KMP.

(3) Includes permanent employees only

b. Gross wages paid to females as % of total wages paid by the entity, in the following format

	Fiscal 2025	Fiscal 2024
Gross wages paid to females as % of total wages*	29.1	29.4

* Includes permanent employees only and for fiscal 2025, based on SEBI's Industry Standards on reporting of BRSR Core

4. Do you have a focal point (Individual / Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes / No)

Yes

5. Describe the internal mechanisms in place to redress grievances related to human rights issues.

Infosys is committed to providing a safe and positive work environment as enshrined in our Code of Conduct. Employees and contract staff have access to a well-established robust grievance resolution mechanism known as Resolution hubs where they can highlight matters or concerns faced at the workplace including those pertaining to human rights.

For more information, refer to Resolution hubs available in the *Management's Discussion and Analysis* section of this Integrated Annual Report.

6. Number of complaints on the following made by employees and workers:

	Fiscal 2025			Fiscal 2024		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Sexual harassment	103	31[1]	Incidents of sexual harassment were reviewed as per the requirements of the POSH Act in India and as per the established grievance redressal process.	98	13[2]	Incidents of sexual harassment were reviewed as per the requirements of the POSH Act in India and as per the established grievance redressal process.
Discrimination at workplace	13	5[1]	Incidents pertaining to discrimination were reviewed as per the established grievance redressal process for HEAR.	82	6[2]	Incidents pertaining to discrimination were reviewed as per the established grievance redressal process for HEAR.
Child labor	–	–		–	–	–
Forced labor / Involuntary labor	–	–		–	–	–
Wages	–	–		–	–	–
Other human rights-related issues	–	–		–	–	–

[1] As on May 20, 2025, we have 14 cases of sexual harassment and four cases of discrimination at workplace, pending resolution.

[2] All the pending cases in fiscal 2024 were resolved.

A robust feedback mechanism ensures employee feedback and concerns are heard and addressed in a timely manner. Read more at https://www.infosys.com/about/esg/social/employee-wellbeing/resolution-hubs.html.

7. Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, in the following format:

	Fiscal 2025	Fiscal 2024
Total complaints reported under Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (POSH)	43	64
Complaints on POSH as a % of female employees / workers	0.04	0.06
Complaints on POSH upheld	33	61

8. Mechanism to prevent adverse consequences to the complainant in discrimination and harassment cases

Infosys' non-retaliation policy is an embodiment of our values and a cornerstone of our Code. Infosys commits to protect the complainant and ensures that they are not retaliated against because of any report that they raise in good faith. Infosys does not tolerate any form of retaliation (whether by a manager, co-worker or otherwise) against an individual because he or she made a good faith report of an integrity concern. This protection also extends to anyone who assists with or cooperates in an investigation or reports of an integrity concern or question. We support those who support our values.

9. Do human rights requirements form part of your business agreements and contracts? (Yes / No)

Yes

10. Assessments for the year:

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)*
Child labor	100
Forced / involuntary labor	100
Sexual harassment	100
Discrimination at workplace	100
Wages	100
Others – please specify	–

* India operations, as per the internal assessment plan for the year

11. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 10 above

There were no significant risks / concerns arising from the human rights assessments.

Leadership indicators

1. Details of a business process being modified / introduced as a result of addressing human rights grievances / complaints

None

2. Details of the scope and coverage of any human rights due diligence conducted.

Infosys is committed to providing a healthy and safe work environment, which is integral to our Code of Conduct. Training on Infosys values and the Code of Conduct and Ethics, in which our stand on human rights is enshrined, is an integral part of the induction program for new employees. Every employee at Infosys is mandated to take the annual Smart Awareness Quiz (SAQ), which contains learning and assessments on the Code and human rights-related topics. Year-round email campaigns on human rights topics remind employees of the expectations of maintaining a respectful workplace for everyone. A periodic 'Pulse' survey rolled out to employees solicits feedback on various topics, including human rights.

All suppliers must mandatorily sign the Infosys Supplier Code of Conduct, which contains Human Rights clauses. Our ESG learning portal for our suppliers includes topics on human rights, and our supplier ESG assessments include human rights-related topics.

3. Is the premise / office of the entity accessible to differently-abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016?

Yes. The premise / office of the entity is accessible to differently-abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016, India.

4. Details on assessment of value chain partners:

	% of value chain partners (by value of business done with such partners) that were assessed*
Sexual harassment	85.8
Discrimination at workplace	85.8
Child labor	85.8
Forced labor / involuntary labor	85.8
Wages	85.8
Others – please specify	–

* We have completed ESG assessment of 800+ upstream suppliers as on March 31, 2025.

5. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 4 above.

There were no significant risks / concerns arising from the assessments.

PRINCIPLE 6: Businesses should respect and make efforts to protect and restore the environment

Essential indicators

1. Details of total energy consumption (in Joules or multiples) and energy intensity, in the following format

Parameter	Fiscal 2025 (in GJ)	Fiscal 2024 (in GJ)
From renewable sources		
Total electricity consumption (A)	5,82,411	4,85,753
Total fuel consumption (B)	3,291	0
Energy consumption through other sources (C)	0	0
Total energy consumption (A + B + C)	5,85,702	4,85,753
From non-renewable sources		
Total electricity consumption (D)	2,10,057	3,12,952
Total fuel consumption (E)	54,675	40,743
Energy consumption through other sources (F)	0	0
Total energy consumed from non-renewable sources (D + E + F)	2,64,732	3,53,695
Total energy consumed (A + B + C + D + E + F)[1]	8,50,434	8,39,448
Energy intensity per rupee of turnover (Total energy consumed / revenue from operations)	0.000000522	0.000000546
Energy intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total energy consumed / Revenue from operations adjusted for PPP)[2]	0.00001078	0.00001224
Energy intensity in terms of physical output (GJ / capita / annum)	2.44	2.46
Energy intensity (optional) – the relevant metric may be selected by the entity	Nil	Nil

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency

Yes, Deloitte Haskins & Sells LLP

(1) Includes global energy consumption

(2) The revenue from operations has been adjusted for PPP based on the latest PPP conversion factor published by the IMF - for India. For the years ended March 31, 2025 and March 31, 2024, it is 20.66 and 22.40, respectively.

2. Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y / N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any.

Not applicable for IT sector

3. Provide details of the following disclosures related to water:

Parameter	Fiscal 2025 (in kl)	Fiscal 2024 (in kl)
Water withdrawal by source (in kilolitres)		
(i) Surface water	2,77,911[1]	2,62,929[1]
(ii) Groundwater	52,332	53,715
(iii) Third-party water[2]	17,55,337	20,00,564
(iv) Seawater / desalinated water	Nil	Nil
(v) Others	0	0
Total volume of water withdrawal (i + ii + iii + iv + v)	20,85,580	23,17,208
Total volume of water consumption (in kilolitres)	19,55,525	1,99,5892
Water intensity per rupee of turnover (Total water consumption / Revenue from operations)	0.00000119	0.00000130
Water intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total water consumption / Revenue from operations adjusted for PPP)	0.00002478	0.00002909
Water intensity in terms of physical output (kl / capita / annum)	5.61	5.86
Water intensity (optional) – the relevant metric may be selected by the entity	Nil	Nil

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency

Yes, Deloitte Haskins & Sells LLP

(1) As per GRI 303-3, surface water includes collected or harvested rainwater

(2) Grey water is included under third party water and fiscal 2024 figures are restated. Includes global water consumption

4. Provide the following details related to water discharged:

Parameter	Fiscal 2025	Fiscal 2024
Water discharge by destination and level of treatment (in kilolitres)		
(i) To surface water	NA	NA
– No treatment		
– With treatment – please specify level of treatment		

Parameter	Fiscal 2025	Fiscal 2024
(ii) To groundwater	NA	NA
– No treatment		
– With treatment – please specify level of treatment		
(iii) To seawater	NA	NA
– No treatment		
– With treatment – please specify level of treatment		
(iv) Sent to third-parties		
– No treatment[1]	1,30,055	3,21,316
– With treatment – please specify level of treatment		
(v) Others	NA	NA
– No treatment		
– With treatment – please specify level of treatment		
Total water discharged (in kilolitres)[2]	1,30,055	3,21,316

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

(1) Treatment in centralized sewage treatment plants is managed by local authorities.

(2) Includes one leased location in India and all leased overseas locations. Water is discharged to municipal sewers and finally treated.

5. Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation.

All sewage generated on campus in our India locations is treated in the in-house sewage treatment plants (STP), and the recycled water is used for irrigation, HVAC, and flushing purposes. In our leased or serviced offices where we do not have operational control or is limited and in absence of a STP, the wastewater is discharged into municipal sewers, which undergo further treatment.

6. Please provide details of air emissions (other than GHG emissions) by the entity, in the following format

Parameter	Please specify unit	Fiscal 2025	Fiscal 2024
NOx	Kg	40,286	52,524
SOx	Kg	873	1,333
Particulate matter (PM)	Kg	4,423	3,812
Persistent organic pollutants (POP)	NA	NA	NA
Volatile organic compounds (VOC)	NA	NA	NA
Hazardous air pollutants (HAP)	NA	NA	NA
Others – please specify	NA	NA	NA

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

7. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) and its intensity, in the following format :

Parameter	Unit	Fiscal 2025	Fiscal 2024
Total Scope 1 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)[1]	Metric tonnes of CO_2 equivalent	8,745[2]	7,150
Total Scope 2 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)[3]	Metric tonnes of CO_2 equivalent	38,586[2]	55,881
Total Scope 1 and Scope 2 emissions per rupee of turnover (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations)	Metric tonnes of CO_2 equivalent per Rupee	0.000000029	0.000000041
Total Scope 1 and Scope 2 emission intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations adjusted for PPP)	tCO_2 e / PPP	0.00000060	0.00000092
Total Scope 1 and Scope 2 emission intensity in terms of physical output	tCO_2 e / capita / annum	0.14	0.19
Total Scope 1 and Scope 2 emission intensity (optional) – the relevant metric may be selected by the entity	Nil	Nil	Nil

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

(1) Scope 1 emissions cover all owned offices (India, US and China) and leased offices in India; Leased space in overseas locations will not be considered as it is falls in de-minimus for diesel / natural gas consumption.

(2) Refer ESG Databook Annexure 4:GHG Emissions and Annexure 6: Emissions factors used for GHG calculations

(3) Scope 2 includes India and overseas locations.

8. Does the entity have any project related to reducing greenhouse gas emission? If yes, provide details.

Infosys has been carbon neutral since fiscal 2020 across Scope 1, 2 and 3 emissions. Our approach to carbon neutrality is based on reducing and avoiding emissions through energy efficiency and renewable energy. Energy efficiency is achieved through super-efficient new buildings, industry-leading Energy Performance Index (EPI) <65 kWh/m2-yr, real-time monitoring and optimization of building operations through smart building systems, and retrofits in existing buildings. Infosys has implemented several retrofit projects (across air conditioning, lighting, and UPS systems) in the past and achieved a connected electrical load reduction of 36 MW across campuses in India. In 2025, we have undertaken a retrofit project to replace direct FCU units with chilled water units of air conditioning, which saved 1.3 lakh kWh and reduced emissions by 94.72 tCO_2e. To achieve our goal of transitioning to clean energy, we have installed 60 MW of solar PV capacity.

9. Provide details related to waste management by the entity, in the following format:

Parameter	Fiscal 2025	Fiscal 2024
Total waste generated (in metric tonnes)		
Plastic waste (A)	118.91	132.80
E-waste (B)	422.42	470.41
Biomedical waste (C)[1]	70.10	124.84
Construction and demolition waste (D)[2]	982.84	38,340.11
Battery waste (E)	115.39	139.23
Radioactive waste (F)	0.12	0.12
Other hazardous waste. Please specify, if any. (G) (used oil, discarded containers, etc.)	65.98	98.68
Other non-hazardous waste generated (H). Please specify, if any. (Break-up by composition i.e. by materials relevant to the sector – food waste, garden waste, etc.)	9,914.08	10,277.39
Total (A + B + C + D + E + F + G + H)	11,689.87	49,583.58
Waste intensity per rupee of turnover (Total waste generated / Revenue from operations)	0.00000000717	0.0000000322
Waste intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total waste generated / Revenue from operations adjusted for PPP)	0.0000001481	0.0000007228
Waste intensity in terms of physical output (MT / capita / annum)[3]	0.03	0.03
Waste intensity (optional) – the relevant metric may be selected by the entity	Nil	Nil
For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes)		
Category of waste	**Fiscal 2025**	**Fiscal 2024**
(i) Recycled	10,605.70	46,639.05
(ii) Reused	657.12	215.86
(iii) Other recovery operations	33.06	63.60
Total	11,295.88	46,918.51
For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)		
Category of waste	**Fiscal 2025**	**Fiscal 2024**
(i) Incineration	107.22	154.94
(ii) Landfilling	98.10	2,395.88
(iii) Other disposal operations	188.67	114.25
Total	393.99	2,665.07

Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

(1) Includes sanitary waste

(2) Excludes C&D waste from infrastructure development

(3) This includes waste generated in India, overseas-owned (Indianapolis and Shanghai) and e-waste for all locations globally.

10. Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.

The 5R principle –' Refuse, Reduce, Reuse, Refurbish / Repurpose and Recycle' – forms the foundation of Infosys' waste management strategy. Through our efforts, we turn waste into resources and thus support a circular economy. Infosys has adopted a comprehensive waste management practice which involves collection, sorting and disposal of waste. Waste management practices at Infosys include source segregation, secondary segregation, effective waste processing and collection, recycling and efficient disposal of all waste in accordance with relevant laws. This helps reduce negative impacts on the environment.

We seek to uphold our ambition of 'zero waste to landfill' through active minimization combined with technological investment in recycling and streamlining of systems and processes. Infosys is pursuing the goal of zero waste to landfill at all of its own sites by 2030, utilizing the TRUE Certification for Zero Waste, provided by Green Business Certification Inc. TRUE Certification requires a facility to divert at least 90% of its waste from landfill, incineration (waste-to-energy), and the environment. Using TRUE's portfolio approach, Infosys has earned TRUE Certification for three campuses last year, and is committed to achieving certification for seven of its owned campuses in fiscal 2026 and subsequently will embark on the certification for the rest of the owned locations.

The e-waste is disposed to authorized refurbishers, recyclers who issue us certificates for successful recycling and recovery of the material. These are established with a focus on adhering to principles of circularity. Other hazardous waste such as biomedical waste, oil-soaked cotton, oil filters from DG sets, and other trash are designated by the Central Pollution Control Board (CPCB) and the State Pollution Control Board (SPCB). These agencies incinerate the waste in compliance with the rules and regulations. The resulting ash is used in some places for the manufacture of cement and is sent for Treatment, Storage, Disposal Facility (TSDF) landfills for safe disposal.

11. If the entity has operations / offices in / around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones) where environmental approvals are required, please specify details in the following format:

Not applicable

12. Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year:

Name and brief details of project	EIA Notification No.	Date	Whether conducted by independent external agency (Yes / No)	Results communicated in public domain (Yes / No)	Relevant web-link
			Nil		

13. Is the entity compliant with the applicable environmental law / regulations / guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment Protection Act and rules thereunder (Y / N). If not, provide details of all such non-compliances in the following format:

Yes. Infosys is compliant with all applicable environmental law / regulations / guidelines in India.

Leadership indicators

1. Water withdrawal, consumption and discharge in areas of water stress (in kilolitres):

For each facility / plant located in areas of water stress, provide the following information:

(i) Name of the area: There are 10 water stress zones : India, Australia, Bulgaria, Chile, Mexico, Poland, Romania, Saudi Arabia, South Africa, Spain, Sweden, Thailand, UAE

(ii) Nature of operations: IT/ITES services

(iii) Water withdrawal, consumption and discharge in the following format:

Parameter	Fiscal 2025	Fiscal 2024
Water withdrawal by source (in kilolitres)		
(i) Surface water (rain water)	2,77,911	2,62,929
(ii) Groundwater	52,332	53,715
(iii) Third-party water	16,31,025	16,98,770
(iv) Seawater / desalinated water	Nil	Nil
(v) Others	0	0
Total volume of water withdrawal (in kilolitres)	19,61,268	20,15,414
Total volume of water consumption (in kilolitres)	19,43,094	19,37,569
Water intensity per rupee of turnover (water consumed / turnover)	0.00000119	0.00000126
Water intensity (optional) – the relevant metric may be selected by the entity	Nil	Nil
Water discharge by destination and level of treatment (in kilolitres)		
(i) Into surface water	Nil	Nil
– No treatment		
– With treatment – please specify level of treatment		
(ii) Into groundwater	Nil	Nil
– No treatment		
– With treatment – please specify level of treatment		
(iii) Into seawater	Nil	Nil
– No treatment		
– With treatment – please specify level of treatment		

Parameter	Fiscal 2025	Fiscal 2024
(iv) Sent to third-parties		
- No treatment	18,174[1]	77,845
- With treatment – please specify level of treatment		
(v) Others		
- No treatment		
- With treatment – please specify level of treatment		
Total water discharged (in kilolitres)	18,174	77,845

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

[1] Includes three leased locations in India, and overseas leased offices in water stress regions. Treatment in centralized sewage treatment plants is managed by local authorities.

2. Please provide details of total Scope 3 emissions and its intensity, in the following format:

Parameter	Unit	Fiscal 2025	Fiscal 2024
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	1,79,370[1]	1,80,737
Total Scope 3 emissions per rupee of turnover	Metric tonnes of CO_2 equivalent per Rupee	0.000000110	0.000000117
Total Scope 3 emission intensity (optional) – the relevant metric may be selected by the entity	Nil	Nil	Nil

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, Deloitte Haskins & Sells LLP

[1] Refer ESG Databook Annexure 4:GHG Emissions and Annexure 6: Emissions factors used for GHG calculations

3. With respect to the ecologically sensitive areas reported at Question 11 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along-with prevention and remediation activities.

NA

4. If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following format

S.No.	Initiative undertaken	Details of the initiative (Web-link, if any, may be provided along-with summary)	Outcome of the initiative
1	Green buildings	We continue to expand our green building portfolio with the highest level of green certification.	We have achieved highest green building rating for 29.7 million square feet which includes owned and leased premises.
2	Innovative technologies in our new buildings	Our new buildings are equipped with innovative technologies like shading devices, radiant cooling and high performance façade systems such as double-glazed systems with Argon-filled gas. Also, we are among the first in the industry to undertake an Life Cycle Assessment (LCA) of all our new buildings to assess the embodied carbon footprint. We have also introduced Hydrofluoroolefin (HFO) magnetic chillers with zero ozone depletion potential and a very low Global Warming Potential (GWP).	The innovative technologies used in our new buildings have resulted in Energy Performance Index (EPI) of lower than 65 kWh/m2/year. Phase out of refrigerant with high global warming potential

5. Does the entity have a business continuity and disaster management plan? Give details in 100 words/ web link.

Infosys has a Business Continuity Management System (BCMS) called Phoenix, certified by ISO 22301:2019 Security and Resilience – Business Continuity Management Standard. This program is designed to ensure seamless continuity of business and the utmost safety of our employees and assets while continuously meeting client expectations. The BCMS program provides a robust framework for planning, establishing, implementing, operating, monitoring, reviewing, maintaining, and continually improving business continuity measures across Infosys and its subsidiaries. Apart from Phoenix plan at the corporate level, comprehensive business continuity plans are created at three operational levels covering business functions, locations, and accounts. Integrated into our Enterprise Risk Management Framework, the BCMS plans guide our typical response to events, such as catastrophes and natural or human-made disasters, which could disrupt or severely constrain our operations. This covers various crisis scenarios as part of detailed risk assessments (at functions, locations, and accounts level), which are documented with mitigation plans along with controls put in place. The management system has been continuously validated across levels through tests and exercises, and various incidents have been successfully tackled without significant business continuity or employee safety impacts. An efficient business continuity management policy has enabled us to maintain status quo during disasters.

6. Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard.

As per ESG assessment of 800+ top upstream suppliers , no significant adverse impacts to environment were identified.

7. Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.

85.8*

* We have completed ESG assessment of 800+ upstream suppliers as on March 31, 2025.

8. Green Credits generated or procured by the listed entity and its top-10 value chain partners.

Nil

PRINCIPLE 7: Businesses, when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent

Essential indicators

1. a. Number of affiliations with trade and industry chambers / associations.

25+

b. List the top 10 trade and industry chambers/ associations (determined based on the total members of such body) the entity is a member of/ affiliated to.

S. No.	Name of the trade and industry chambers / associations*	Reach of trade and industry chambers / associations (State / National)
1	National Association of Software and Services Companies (NASSCOM)	National
2	US Chamber of Commerce	International
3	Confederation of Indian Industry (CII)	National
4	World Economic Forum (WEF)	International
5	Federation of Indian Chamber of Commerce & Industry (FICCI)	National
6	Sweden India Business Council	International
7	Data Security Council of India	National
8	US-India Strategic Partnership Forum (USISPF)	International
9	US-India Business Council (USIBC)	International
10	Business Council of Australia	International

* Indicative list

2. Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities

No adverse orders were received from regulatory authorities.

Leadership indicators

1. Details of public policy positions advocated by the Company:

Infosys' approach includes engaging ecosystems at the national, regional and local levels. To this end, Infosys focuses on developing and maintaining partnerships with relevant government officials, business organizations, technology industry associations, educational institutions, and community organizations in all of the Company's key markets – including, but not limited to, the US, Canada, Europe, Australia, and India – to build mutually beneficial partnerships. Read more at https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf.

S.No	Public policy advocated	Method resorted for such advocacy	Whether information is available in public domain (Yes/No)	Frequency of review by the Board (Annually/Half-yearly/quarterly/others-please specify)	Web link, if available
1	EU AI Act	Meetings and submissions to the EU Commission, Council and Parliament	Yes	Need by basis	NA
2	UK-India Responsible and Trustworthy AI	Working Group, meetings, conferences, opensource Responsible AI Tool Kit	No	Annual	NA
3	AISIC - US	Working Groups, Meetings, AI Risk Management Framework	No	Periodic	NA
4	UNESCO - Ethical AI Adoption (RAM)	Agreement, meetings, advocacy	No	Periodic	NA
5	Government of India "Conformity Assessment Framework to Build Digital Competencies" for IAS officers, with a focus on AI	Meetings and expertise shared with Quality Council of India	No	Quarterly	NA
6	NABCB - ISO 42001 Accreditation capability	Meetings and expertise shared with Quality Council of India and NABCB	No	Need by basis	NA
7	Responsible AI and AI Governance	Opensource tool provided	Yes	Periodic - need by basis	https://eitbt.karnataka.gov.in/startup/public/129/booster-kit/en

S.No	Public policy advocated	Method resorted for such advocacy	Whether information is available in public domain (Yes/No)	Frequency of review by the Board (Annually/Half-yearly/quarterly/ others-please specify)	Web link, if available
8	Help setting up of AI Governance CoE for Government of Telangana in the proposed AI City	Meetings, concept notes, advisories	No	Periodic - need by basis	NA
9	DPDP Act (India)	• On the Indian DPDP Act, the Ministry of Electronics and Information Technology (MeitY) has conducted several rounds of public consultations over the last two years and held extensive discussions with various stakeholders, including academicians, industry leaders, and the public. We, at Infosys, have participated in many of these discussions and workshops conducted by the MeitY and industry bodies. This enabled us to gather valuable insights and provide inputs to the authorities, which will play a crucial role in drafting the final regulations. • Infosys hosted its first in-person Privacy Symposium at its Bengaluru campus, which was attended by a large number of industry experts, academicians, and civil society representatives. Senior officials from Government delivered the keynote address and moderated one of the panel discussions on the implementation of the DPDP Act. This event was a significant step towards collaboration between government and industry in working out the implementation aspects of the DPDP Act.	No (consultation events are in public domain but for some of the events participation was closed door)	Rules are yet to be enforced, once they are enforced, the Board will be regularly updated.	NA

PRINCIPLE 8: Businesses should promote inclusive growth and equitable development

Essential indicators

1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year

Not applicable – we have no SIA notification[1]

Name and brief details of project	SIA Notification No.	Date of notification	Whether conducted by independent external agency (Yes / No)	Results communicated in public domain (Yes / No)	Relevant Web link
NA	NA	NA	NA	NA	NA

[1] This Act is applicable only to India

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity, in the following format:

Not applicable[1]

S.No	Name of project for which R&R is ongoing	State	District	No. of Project Affected Families (PAFs)	% of PAFs covered by R&R	Amounts paid to PAFs in the FY (In INR)
NA	NA	NA	NA	NA	NA	NA

[1] This Act is applicable only to India

3. Describe the mechanisms to receive and redress grievances of the community.

We track complaints, if any, from beneficiaries of our CSR projects. Complaints are received at feedback_if@infosys.com. All stakeholders have access to whistleblower mechanism. In fiscal 2025, no complaints and grievances were received.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers

	Fiscal 2025	Fiscal 2024
Directly sourced from MSMEs / small producers	9.7	7.1
Directly from within India	25.6	25.3

5. Job creation in smaller towns – Disclose wages paid to persons employed (including employees or workers employed on a permanent or non-permanent/on contract basis) in the following locations, as % of total wage cost

Location	Fiscal 2025*(1)	Fiscal 2024
Rural	–	1.3
Semi-urban	–	0.9
Urban	6.2	15.9
Metropolitan	93.8	81.9

(Place categorized as per RBI Classification System – rural / semi-urban / urban / metropolitan)

* Permanent employees as on March 31, 2025, at our India locations have been considered.

(1) Based on SEBI's Industry Standards on reporting of BRSR Core.

Leadership indicators

1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential indicators above)

Not applicable

Details of negative social impact identified	Corrective action taken

2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies

S. No	State	Aspirational district *	Amount spent (In ₹)
1	Andhra Pradesh	Visakhapatnam	2,04,23,222
2	Andhra Pradesh	Vizianagaram	42,86,641
3	Andhra Pradesh	YSR Kadapa	29,18,780
4	Assam	Baksa	56,13,967
5	Assam	Barpeta	35,40,904
6	Assam	Darrang	4,34,323
7	Assam	Dhubri	1,71,388
8	Assam	Goalpara	2,69,653
9	Assam	Hailakandi	2,07,421
10	Assam	Udalguri	55,24,261
11	Bihar	Araria	10,76,176
12	Bihar	Aurangabad	4,03,160
13	Bihar	Banka	1,84,499

S. No	State	Aspirational district *	Amount spent (In ₹)
14	Bihar	Begusarai	20,33,582
15	Bihar	Gaya	16,58,142
16	Bihar	Jamui	47,59,177
17	Bihar	Katihar	2,80,540
18	Bihar	Muzaffarpur	17,78,568
19	Bihar	Nawada	34,99,683
20	Bihar	Purnia	3,31,987
21	Bihar	Sitamarhi	8,12,297
22	Chhattisgarh	Kanker	38,79,125
23	Chhattisgarh	Korba	2,40,970
24	Chhattisgarh	Narayanpur	37,57,742
25	Chhattisgarh	Rajnandgaon	38,65,705
26	Gujarat	Narmada	2,62,629

S. No	State	Aspirational district *	Amount spent (In ₹)
27	Jammu & Kashmir	Baramulla	5,47,098
28	Jharkhand	Bokaro	5,59,370
29	Jharkhand	Chatra	1,24,319
30	Jharkhand	Dumka	1,32,001
31	Jharkhand	East Singhbhum	3,46,910
32	Jharkhand	Garhwa	1,05,740
33	Jharkhand	Giridh	4,78,469
34	Jharkhand	Godda	2,31,485
35	Jharkhand	Gumla	1,25,869
36	Jharkhand	Hazaribag	24,21,482
37	Jharkhand	Ranchi	36,83,875
38	Karnataka	Raichur	2,45,13,445
39	Karnataka	Yadgir	1,72,20,838
40	Kerala	Wayanad	1,15,72,543
41	Madhya Pradesh	Bharwani	7,08,985
42	Madhya Pradesh	Chhatarpur	37,17,359
43	Madhya Pradesh	Damoh	4,83,03,106
44	Madhya Pradesh	Guna	11,66,925
45	Madhya Pradesh	Khandwa	7,46,356
46	Madhya Pradesh	Rajgarh	1,50,000
47	Madhya Pradesh	Singrauli	40,12,614
48	Madhya Pradesh	Vidisha	98,98,601
49	Maharashtra	Gadchiroli	79,08,998
50	Maharashtra	Nandurbar	43,25,913
51	Maharashtra	Osmanabad	90,80,337
52	Maharashtra	Washim	30,42,527
53	Manipur	Chandel	2,62,581
54	Meghalaya	Ribhoi	3,64,516

S. No	State	Aspirational district *	Amount spent (In ₹)
55	Odisha	Balangir	1,36,169
56	Odisha	Dhenkanal	2,51,057
57	Odisha	Kalahandi	72,73,326
58	Odisha	Kandhamal	2,21,899
59	Odisha	Koraput	48,62,170
60	Odisha	Malkangiri	1,56,206
61	Odisha	Rayagada	51,72,504
62	Odisha	Nuapara	1,24,480
63	Punjab	Ferozepur	4,68,776
64	Rajasthan	Baran	46,36,727
65	Rajasthan	Dholpur	32,62,845
66	Rajasthan	Jaisalmer	36,94,128
67	Rajasthan	Karauli	58,04,543
68	Rajasthan	Sirohi	46,21,485
69	Sikkim	West District	4,26,032
70	Tamil Nadu	Ramanathapuram	62,11,485
71	Tamil Nadu	Virudhunagar	63,15,485
72	Telangana	Bhadradri Kothagudem	2,88,007
73	Uttar Pradesh	Bahraich	2,96,485
74	Uttar Pradesh	Chandauli	2,19,385
75	Uttar Pradesh	Fatehpur	1,39,914
76	Uttar Pradesh	Sonbhadra	1,32,271
77	Uttarakhand	Haridwar	32,28,773
78	Uttarakhand	Udham Singh Nagar	4,30,192
79	Various districts - with spend less than one lakh		9,74,912
	Total		28,73,16,059

Note:

* 112 out of the 112 aspirational districts were covered in fiscal 2025.

3. a) Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized / vulnerable groups? (Yes/No): Yes

From which marginalized / vulnerable groups do you procure?: We do not track this separately.

What percentage of total procurement (by value) does it constitute?: We do not track this separately.

4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current fiscal), based on traditional knowledge

Not applicable

S.No.	Intellectual Property based on traditional knowledge	Owned/ Acquired (Yes/No)	Benefit shared (Yes / No)	Basis of calculating benefit share

5. Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved

Not applicable

Name of authority	Brief of the Case	Corrective action taken

6. Details of beneficiaries of CSR projects:

S. No	CSR project	No. of persons benefitted from CSR projects	% of beneficiaries from vulnerable and marginalised groups
1	Sri Chamarajendra Zoological Gardens-2	33,59,393	62
2	Infosys Springboard – Digital Literacy	13,19,737	55
3	Sneham DC Trust – Govt. Thoothukudi Medical College Hospital	7,29,270	59
4	Arpan DC Trust – Govt Civil Hospital, Panchkula – General Civil Hospital	7,00,000	29
5	AIIMS - DELHI	6,75,492	76
6	Art & Photography Foundation	4,94,036	42
7	Art & Photography Foundation-2	4,87,768	74
8	Akanksha DC Trust (Kolkata) – Ramakrishna Sarada Mission Matri Bhavan	1,71,542	94
9	Mamata DC Trust (Indore) – Vidya Bharti Malwa Prant	1,59,425	97
10	Sight Connect (F)	1,52,000	45
11	Girls Wellness Program	1,27,185	100
12	Gracious Giving – U&I – Educate India	1,20,876	–
13	The Antara Foundation	1,08,832	100
14	Arpan DC Trust – Paathshala Education	88,350	–
15	Mamata DC Trust – SAHE	72,500	43
16	Yuva Rural Association	65,258	66
17	Sistema Bagalkot	53,466	68
18	Savayava Krishi Pariwara	51,897	62
19	E-vidyaloka Trust – FY24	51,849	51
20	Girls Wellness Program – Karnataka	48,349	100
21	Sparsh DC Trust (Nagpur) – Niramaya Woman Development Program	48,223	56
22	EFIT MH2	37,200	–

S. No	CSR project	No. of persons benefitted from CSR projects	% of beneficiaries from vulnerable and marginalised groups
23	EFIT MH3	37,200	–
24	Udaipur Urja 2.0	37,000	50
25	SKG Sangha	36,779	55
26	Agastya International Foundation-2	32,218	100
27	Association for Diabetes and Obesity Reversal	31,847	48
28	Udaipur Urja 3.0	30,000	50
29	Ramakrishna Mission-STEM Labs	27,691	45
30	SEARCH Gadchiroli, MCH Hospital	27,560	100
31	Centre for Cellular and Molecular platforms	24,001	100
32	Sneham DC Trust -Siru Thuli	23,411	69
33	Bangalore Lit Fest	23,124	54
34	Udaipur Urja 5.0	23,000	50
35	Malligavad Foundation	20,650	53
36	Malligavad Foundation-2	20,650	53
37	Arpan DC Trust – Tree plantation	20,000	50
38	Krishnagiri, Tiruvannamalai flood relief efforts – Sri Ramakrishna Sevashrama Pavagada	19,665	52
39	Samarpan DC Trust – Vani Vilas Hospital	18,900	107
40	Vijayawada flood relief efforts – Sri Ramakrishna Sevashrama Pavagada	18,180	57
41	Belagavi flood relief efforts – Sri Ramakrishna Sevashrama Pavagada	17,830	58
42	Samarpan DC Trust – Raksha Foundation	15,596	100
43	Pondicherry flood relief efforts – Sri Ramakrishna Sarada Trust	15,000	61
44	Forum for Health Systems Design and Formation	13,121	71
45	Sangath	13,120	98
46	Odisha flood relief efforts	12,980	74
47	Yuva Unstoppable – FY25	12,006	47
48	Unnati – FY25	11,928	35
49	Nirmaan – EduBridge 4 Employment (For scale and reach)	11,922	64
50	Ramakrishna Mission Scholarships	11,372	38
51	Villapuram flood relief efforts – Sri Ramakrishna Sarada Trust	11,268	75
52	Gracious Giving – U&I – Swasth India	11,220	–
53	The Banyan	11,145	71
54	Akanksha DC Trust – Ramakrishna Mission	10,000	100
55	Yakshagana Development, Training and Research Center	24,888	61
56	Various beneficiaries less than 10,000	2,13,374	62
	Total	1,00,11,294	59

Note:

1. Women, children and people with differently-abled are the main vulnerable groups identified.
2. Beneficiary count is arrived based on the progress reports and emails received from beneficiaries.

PRINCIPLE 9: Businesses should engage with and provide value to their consumers in a responsible manner

Essential indicators

1. Describe the mechanisms in place to receive and respond to consumer complaints and feedback.

We prioritize our clients' satisfaction and have a comprehensive system in place to address their feedback and complaints. Our clientele, which spans diverse industry verticals, is equipped with multiple channels to voice their concerns and provide feedback.
Every complaint is treated with the appropriate level of attention. Our dedicated teams meticulously analyze the issues raised, devise suitable solutions and implement them effectively. We place great emphasis on transparency towards our clients throughout the process. Therefore, we keep them informed of progress and seek their approval for corrective actions.
In addition to addressing complaints, we proactively engage with our clients to understand their expectations, gather feedback and gain insight into their future outlook. This valuable information is crucial to our strategic planning and continuous improvement initiatives. Doing so ensures that our services align with our clients' evolving needs and expectations fostering a strong and enduring business relationship.

2. Turnover of products / services as a percentage of turnover from all products / services that carry information about environmental and social parameters relevant to the product, safe and responsible usage, recycling and / or safe disposal.

	As a percentage to total turnover
Environmental and social parameters relevant to the product	
Safe and responsible usage	Not applicable as Infosys is a B2B company
Recycling and / or safe disposal	

3. Number of consumer complaints in respect of the following:

	Fiscal 2025		Remarks	Fiscal 2024		Remarks
	Received during the year	Pending resolution at end of year		Received during the year	Pending resolution at end of year	
Data privacy	0	0		0	0	
Advertising[1]	NA	NA		NA	NA	
Cybersecurity	0	0		1	1	
Delivery of essential services	NA	NA		NA	NA	
Restrictive trade practices	0	0		0	0	
Unfair trade practices	0	0		0	0	
Other[2]	28	8		52	9	

[1] We are a B2B company. The promotions we do is with regard to our services and thought leadership. The provision of services is governed by contracts between the parties.

[2] Complaints from customer projects that are raised through the complaints management system have been considered.

4. Details of instances of product recalls on account of safety issues

	Number	Reasons for recall
Voluntary recalls	NA	NA
Forced recalls	NA	NA

5. Does the entity have a framework / policy on cybersecurity and risks related to data privacy? (Yes / No) If yes, provide web-link of the policy.

Yes. Infosys has a holistic and comprehensive cybersecurity framework – SEED - aligned to NIST's CyberSecurity Framework (CSF) and supported by supplementary policies, processes, procedures, and standards to achieve and sustain enterprise-level information security objectives. Read more at https://www.infosys.com/about/esg/governance/information-management.html.

Infosys has a Data Privacy Policy published on the Company's intranet, which demonstrates the Management's commitment to data privacy across all Infosys operations, including those involving service providers. To ensure complete transparency, we provide privacy notices at the data collection point for internal and external data subjects.

The privacy statement for external data subjects is also readily available on the Infosys website at, Personal Information Privacy Statement | Infosys.

6. Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cybersecurity and data privacy of customers, re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on safety of products / services.

Infosys has reviewed its cybersecurity posture, technology, and threat landscape to build further fortification and strengthen its cyber defense capabilities. As an organization, we continue to review and strengthen our cybersecurity processes and controls across our entire network in line with industry best practices.

7. Provide the following information relating to data breaches:

a. Number of instances of data breaches: 0

b. Percentage of data breaches involving personally identifiable information of customers: NA

c. Impact, if any, of the data breaches: NA

Leadership indicators

1. Channels / platforms where information on products and services of the Company can be accessed

Refer to https://www.infosys.com/services.html.

2. Steps taken to inform and educate consumers, especially vulnerable and marginalised consumers, about safe and responsible usage of products and services.

Not applicable

3. Mechanisms in place to inform consumers of any risk of disruption / discontinuation of essential services.

Not applicable

4. Does the Company display product information on the product over and above what is mandated as per local laws? Not applicable

Did your entity carry out any survey with regard to consumer satisfaction relating to the major products / services of the entity, significant locations of the entity or the entity as a whole? (Yes / No)

Yes. We carry out surveys to gauge customer satisfaction for our major services. Customer-focused excellence demands constant sensitivity to changing and emerging customer requirements and close attention to the voice of the customer. We interact with our clients regularly across multiple platforms. In addition to various client interactions, we have adopted a formal and robust approach in the form of an annual Client Value Survey and quarterly engagement surveys. The surveys enable us to understand the client's expectations and needs comprehensively and serve as one of the inputs for us when making investment decisions. The survey framework includes a structured questionnaire, and the feedback is collected through a web survey hosted by an independent organization.

CEO and CFO certification

The Board of Directors
Infosys Limited, Bengaluru

Dear members of the Board,

We, Salil Parekh, Chief Executive Officer and Managing Director, and Jayesh Sanghrajka, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the Balance Sheet as at March 31, 2025, the Statement of Profit and Loss, the Statement of Changes in Equity and the Statement of Cash Flows for the year then ended, and a summary of the significant accounting policies and other explanatory information of the Company, and the Board's report for the year ended March 31, 2025.
2. These statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. The financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violate the Company's Code of Conduct and Ethics, except as disclosed to the Company's auditors and the Company's Audit Committee of the Board of Directors.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have:

a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Indian Accounting Standards (Ind AS).

c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.

d. Disclosed in this report, changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent financial year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the Audit Committee of the Company's Board (and persons performing the equivalent functions):

a. Any deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and have confirmed that there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.

b. Any significant changes in internal controls during the year covered by this report.

c. All significant changes in accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements.

d. Any instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system over financial reporting.

7. We affirm that we have not denied any personnel access to the Audit Committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior management personnel have affirmed compliance with the Code of Conduct and Ethics for the year covered by this report.

Bengaluru
April 17, 2025

Sd/-
Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Sd/-
Jayesh Sanghrajka
Chief Financial Officer

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2025

Index

A Independent Auditor's Report 210
B Balance Sheet 222
C Statement of Profit and Loss 224
D Statement of Changes in Equity 226
E Statement of Cash Flows 231
F Overview and Notes to the Standalone Financial Statements 233
1. Overview 233
1.1 Company overview 233
1.2 Basis of preparation of financial statements 233
1.3 Use of estimates and judgments 233
1.4 Critical accounting estimates and judgments 233
2. Notes to the Standalone financial statements 234
2.1 Property, plant and equipment 234
2.2 Goodwill and other intangible assets 237
2.3 Leases 238
2.4 Capital work-in-progress 240
2.5 Investments 241
2.6 Loans 246
2.7 Other financial assets 247
2.8 Trade receivables 247
2.9 Cash and cash equivalents 248
2.10 Other assets 248
2.11 Financial instruments 248
2.12 Equity 257
2.13 Other financial liabilities 263
2.14 Trade payables 263
2.15 Other liabilities 264
2.16 Provisions 265
2.17 Income taxes 265
2.18 Revenue from operations 268
2.19 Other income, net 271
2.20 Expenses 271
2.21 Employee benefits 272
2.22 Earnings per equity share 277
2.23 Contingent liabilities and commitments 278
2.24 Related party transactions 279
2.25 Corporate Social Responsibility (CSR) 289
2.26 Segment reporting 290
2.27 Ratios 290
2.28 Function-wise classification of Statement of Profit and Loss 291

Independent Auditor's Report

To The Members Of Infosys Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying Standalone Financial Statements of **INFOSYS LIMITED** (the "Company"), which comprise the Balance Sheet as at March 31, 2025, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year ended on that date and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the "Standalone Financial Statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the indian accounting standards prescribed under section 133 of the act, ("Ind AS") and other accounting principles generally accepted in india, of the state of affairs of the Company as at March 31, 2025 and its profit, total comprehensive income, changes in equity and its cash flows for the year ended on that date.

Basis for opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing ("SAs") specified under section 143(10) of the act. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the standalone financial statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the standalone financial statements under the provisions of the act and the rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current period. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter
1	*Revenue recognition* The Company's contracts with customers include contracts with multiple products and services. The Company derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company's core and digital offerings and business process management services. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement. In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or service before it is transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or service, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent. Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables. As certain contracts with customers involve management's judgment in (1) identifying distinct performance obligations, (2) determining whether the Company is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort. Refer Notes 1.4 and 2.18 to the Standalone Financial Statements.
	Auditor's Response
	Principal Audit Procedures Performed included the following: Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Company is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others: • We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Company is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method. • We selected a sample of contracts with customers and performed the following procedures: – Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement. – Identified significant terms and deliverables in the contract to assess management's conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Company is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method.

Sr. No.	Key Audit Matter
2	*Revenue recognition - Fixed price contracts using the percentage of completion method* Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts. This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts. Refer Notes 1.4 and 2.18 to the Standalone Financial Statements.
	Auditor's Response
	Principal Audit Procedures Performed included the following: Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred. • We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following: – Evaluated management's ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled. – Compared efforts or costs incurred with Company's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract. – Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder's Information, but does not include the consolidated financial statements, Standalone Financial Statements and our auditor's report thereon.

Our opinion on the Standalone Financial Statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Standalone Financial Statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Standalone Financial Statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Board of Directors for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these Standalone Financial Statements that give a true and fair view of the financial position, financial performance, including other comprehensive income, changes in equity and cash flows of the Company in accordance with the accounting principles generally accepted in India, including Ind AS specified under section 133 of the Act. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Statements, management and Board of Directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Company's Board of Directors are also responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to Standalone Financial Statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Standalone Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the Standalone Financial Statements, including the disclosures, and whether the Standalone Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the Standalone Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Standalone Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:
   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.
   b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.
   c) The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the books of account.
   d) In our opinion, the aforesaid Standalone Financial Statements comply with the Ind AS specified under Section 133 of the Act.
   e) On the basis of the written representations received from the directors as on March 31, 2025 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2025 from being appointed as a director in terms of Section 164(2) of the Act.
   f) With respect to the adequacy of the internal financial controls with reference to Standalone Financial Statements of the Company and the operating effectiveness of such controls, refer to our separate Report in "Annexure A". Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company's internal financial controls with reference to Standalone Financial Statements.
   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended, in our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.
   h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:
      i. The Company has disclosed the impact of pending litigations on its financial position in its Standalone Financial Statements. Refer Note 2.23 to the Standalone Financial Statements.
      ii. The Company has made provision as required under applicable law or accounting standards for material foreseeable losses. Refer Note 2.16 to the Standalone Financial Statements. The Company did not have any long-term derivative contracts.
      iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

iv. (a) The Management has represented that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person or entity, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b) The Management has represented, that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v. As stated in Note 2.12.3 to the Standalone Financial Statements

(a) The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

(b) The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

(c) The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

vi. Based on our examination, which included test checks, the Company has used accounting software systems for maintaining its books of account for the financial year ended March 31, 2025 which have the feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software systems. Further, during the course of our audit we did not come across any instance of the audit trail feature being tampered with and the audit trail has been preserved by the Company as per the statutory requirements for record retention.

2. As required by the Companies (Auditor's Report) Order, 2020 (the "Order") issued by the Central Government in terms of Section 143(11) of the Act, we give in "Annexure B" a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)

Vikas Bagaria
Partner
(Membership No.060408)
UDIN: 25060408BMOCIU7329

Place: Bengaluru
Date: April 17, 2025

Annexure "A" to the Independent Auditor's Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls with reference to Standalone Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the "Act")

We have audited the internal financial controls with reference to Standalone Financial Statements of **INFOSYS LIMITED** (the "Company") as of March 31, 2025 in conjunction with our audit of the Standalone Financial Statements of the Company for the year ended on that date.

Management's and Board of Directors' Responsibilities for Internal Financial Controls

The Company's Management and Board of Directors are responsible for establishing and maintaining internal financial controls with reference to Standalone Financial Statements based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls with reference to Standalone Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to Standalone Financial Statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Standalone Financial Statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to Standalone Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Standalone Financial Statements included obtaining an understanding of internal financial controls with reference to Standalone Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls with reference to Standalone Financial Statements.

Meaning of Internal Financial Controls with reference to Standalone Financial Statements

A company's internal financial control with reference to Standalone Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to Standalone Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with reference to Standalone Financial Statements

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Standalone Financial Statements to future periods are subject to the risk that the internal financial control with reference to Standalone Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls with reference to Standalone Financial Statements and such internal financial controls with reference to Standalone Financial Statements were operating effectively as at March 31, 2025, based on the criteria for internal financial control with reference to Standalone Financial Statements established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)

Vikas Bagaria
Partner
(Membership No.060408)
UDIN: 25060408BMOCIU7329

Place: Bengaluru
Date: April 17, 2025

Annexure 'B' to the Independent Auditor's Report

(Referred to in paragraph 2 under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

To the best of our information and according to the explanations provided to us by the Company and the books of account and records examined by us in the normal course of audit, we state that:

i. In respect of the Company's property, plant and equipment, right-of-use assets and intangible assets:

   (a) (A) The Company has maintained proper records showing full particulars, including quantitative details and situation of property, plant and equipment and relevant details of right-of-use assets.

   (B) The Company has maintained proper records showing full particulars of intangible assets.

   (b) The Company has a program of physical verification of property, plant and equipment and right-of-use assets so to cover all the assets once every three years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain property, plant and equipment and right-of-use assets were due for verification during the year and were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

   (c) Based on our examination of the property tax receipts and lease agreement for land on which building is constructed, registered sale deed / transfer deed / conveyance deed provided to us, we report that, the title in respect of self-constructed buildings and title deeds of all other immovable properties (other than properties where the company is the lessee and the lease agreements are duly executed in favour of the lessee), disclosed in the financial statements included under Property, Plant and Equipment are held in the name of the Company as at the balance sheet date.

   (d) The Company has not revalued any of its property, plant and equipment (including right-of-use assets) and intangible assets during the year.

   (e) No proceedings have been initiated during the year or are pending against the Company as at March 31, 2025 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.

ii. (a) The Company does not have any inventory and hence reporting under clause 3(ii)(a) of the Order is not applicable.

   (b) The Company has not been sanctioned working capital limits in excess of ₹5 crore, in aggregate, at any points of time during the year, from banks or financial institutions on the basis of security of current assets and hence reporting under clause 3(ii)(b) of the Order is not applicable.

iii. The Company has made investments in, Companies and granted unsecured loans to other parties, during the year, in respect of which:

   (a) The Company has provided loans or advances in the nature of loans during the year, details of which are given below:

(Amount in ₹ Crore)

Particulars	Loans	Advances in nature of loans
A. Aggregate amount granted /provided during the year:		
Subsidiary	10	–
B. Balance outstanding as at balance sheet date in respect of above cases:		
Subsidiary	10	–

The Company has not provided any guarantee or security to any other entity during the year.

   (b) In our opinion, the investments made and the terms and conditions of the grant of loans, during the year are, prima facie, not prejudicial to the Company's interest.

   (c) In respect of loans granted by the Company, the schedule of repayment of principal and payment of interest has been stipulated and the repayments of principal amounts and receipts of interest are generally regular as per stipulation.

   (d) In respect of loans granted by the Company, there is no overdue amount remaining outstanding as at the balance sheet date.

   (e) No loan granted by the Company which has fallen due during the year, has been renewed or extended or fresh loans granted to settle the overdue of existing loans given to the same parties.

   (f) The Company has not granted any loans or advances in the nature of loans either repayable on demand or without specifying any terms or period of repayment during the year. Hence, reporting under clause 3(iii)(f) is not applicable.

The Company has not made investments in Firms and Limited Liability Partnerships during the year. Further the Company has not provided any guarantee or security or granted any advances in the nature of loans, secured or unsecured, to Companies, Firms, Limited Liability Partnerships or any other parties.

iv. The Company has complied with the provisions of Sections 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and securities provided, as applicable.

v. The Company has not accepted any deposit or amounts which are deemed to be deposits. Hence, reporting under clause 3(v) of the Order is not applicable.

vi. The maintenance of cost records has not been specified by the Central Government under sub-section (1) of section 148 of the Companies Act, 2013 for the business activities carried out by the Company. Hence, reporting under clause (vi) of the Order is not applicable to the Company.

vii. In respect of statutory dues:

(a) In our opinion, the Company has generally been regular in depositing undisputed statutory dues, including Goods and Services tax, Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues applicable to it with the appropriate authorities.

There were no undisputed amounts payable in respect of Goods and Service tax, Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues in arrears as at March 31, 2025 for a period of more than six months from the date they became payable.

vii. In respect of statutory dues:

(a) In our opinion, the Company has generally been regular in depositing undisputed statutory dues, including Goods and Services tax, Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues applicable to it with the appropriate authorities.

There were no undisputed amounts payable in respect of Goods and Service tax, Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues in arrears as at March 31, 2024 for a period of more than six months from the date they became payable.

(b) Details of statutory dues referred to in sub-clause (a) above which have not been deposited as on March 31, 2024 on account of disputes are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount ₹ crore
The Income Tax Act, 1961	Income Tax	Income Tax Appellate Tribunal	AY[1] 2016-17	-[4]
	Income Tax	Commissioner (Appeals)	AY[1] 2010-11, AY[1] 2011-12, AY[1] 2014-15, AY[1] 2020-21, AY[1] 2022-23 to AY[1] 2024-25	1,798[5]
	Income Tax	Assessing Officer	AY[1] 2020-21 and AY[1] 2021-22	2,677
Customs Act, 1962	Duty of Custom	Specified Officer of Special Economic Zone	FY[1] 2008-09 to FY[1] 2011-12	5
Central Excise Act, 1944	Duty of Excise	Supreme Court[3]	FY[1] 2005-06 to FY[1] 2015-16	68
		Customs Excise and Service Tax Appellate Tribunal	FY[1] 2015-16	-[4]
Goods and Service Tax Act, 2017 Sales Tax Act and VAT Laws	Goods and Services Tax.	Joint Commissioner (Appeals)	FY[1] 2017-18 to FY[1] 2019-20, FY[1] 2021-22	92
		High Court of Karnataka	FY[1] 2017-18 and FY[1] 2020-21	3
		Assessing Officer	FY[1] 2017-18 to FY[1] 2021-22	55

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount ₹ crore
	Sales Tax	Joint Commissioner (Appeals)[3]	FY[1] 2006-07 to FY[1] 2010-11 and FY[1] 2014-15	2
	Sales Tax	High Court of Andhra Pradesh	FY[1] 2007-08	-[4]
Finance Act, 1994	Service Tax	Customs Excise and Service Tax Appellate Tribunal[2]	FY[1] 2004-05 to FY[1] 2010-11, FY[1] 2012-13 to FY[1] 2017-18	299
Central Sales Tax Act, 1956	Central Sales Tax	Joint Commissioner (Appeals)	FY[1] 2016-17	-[4]
The Karnataka [Gram Swaraj and Panchayat Raj] Act, 1993	Panchayat Property Tax	High Court of Karnataka at Bengaluru	FY[1] 2017-18 to FY[1] 2020-21	33
Greater Hyderabad Municipal Corporation Act, 1955	Trade Licence Fee	Ministry for Information Technology & Municipal Administration & Urban Development	FY[1] 2021-22 to FY[1] 2022-23	3
UK Finance Act 1998	Corporation Tax	His Majesty's Revenue and Customs (HMRC) Tax Officer, United Kingdom[3]	FY[1] 2014-15 to FY[1] 2016-17	220
Sales and use tax Act	Sales and use tax Act	Board of Finance & Revenue, Pennsylvania	CY[1] 2019 to CY[1] 2022	10
Employer Health Tax Act, Canada	Employer Health Tax	Employer Health Tax Act	FY[1] 2019-20	2

Footnotes:

[1] AY=Assessment Year; CY=Calendar Year; FY= Financial Year.

[2] Stay order has been granted against ₹60 crore disputed which has not been deposited.

[3] Stay order has been granted.

[4] Less than ₹1 crore.

[5] Stay order has been granted for FY 2021-22 against ₹1,305 crore.

viii. There were no transactions relating to previously unrecorded income that have been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (43 of 1961).

ix. (a) The Company has not taken any loans or other borrowings from any lender. Hence reporting under clause 3(ix)(a) of the Order is not applicable.

(b) The Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(c) The Company has not taken any term loan during the year and there are no outstanding term loans at the beginning of the year and hence, reporting under clause 3(ix)(c) of the Order is not applicable.

(d) On an overall examination of the financial statements of the Company, funds raised on short-term basis have, prima facie, not been used during the year for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries.

(f) The Company has not raised any loans during the year and hence reporting on clause 3(ix)(f) of the Order is not applicable.

x. (a) The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) during the year and hence reporting under clause 3(x)(a) of the Order is not applicable.

(b) During the year, the Company has not made any preferential allotment or private placement of shares or convertible debentures (fully or partly or optionally) and hence reporting under clause 3(x)(b) of the Order is not applicable.

xi. (a) No fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

(b) No report under sub-section (12) of section 143 of the Companies Act has been filed in Form ADT-4 as prescribed under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government, during the year and upto the date of this report.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year (and upto the date of this report), while determining the nature, timing and extent of our audit procedures.

xii. The Company is not a Nidhi Company and hence reporting under clause (xii) of the Order is not applicable.

xiii. In our opinion, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 with respect to applicable transactions with the related parties and the details of related party transactions have been disclosed in the Standalone Financial Statements as required by the applicable accounting standards.

xiv. (a) In our opinion, the Company has an adequate internal audit system commensurate with the size and the nature of its business.

(b) We have considered, the internal audit reports for the year under audit, issued to the Company during the year and till date, in determining the nature, timing and extent of our audit procedures.

xv. In our opinion, during the year the Company has not entered into any non-cash transactions with its Directors or persons connected with its directors and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi. (a) In our opinion, the Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause 3(xvi)(a), (b) and (c) of the Order is not applicable.

(b) In our opinion, there is no core investment company within the Group (as defined in the Core Investment Companies (Reserve Bank) Directions, 2016) and accordingly reporting under clause 3(xvi)(d) of the Order is not applicable.

xvii. The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.

xviii. There has been no resignation of the statutory auditors of the Company during the year.

xix. On the basis of the financial ratios, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the financial statements and our knowledge of the Board of Directors and Management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

xx. (a) There are no unspent amounts towards Corporate Social Responsibility ("CSR") on other than ongoing projects requiring a transfer to a Fund specified in Schedule VII to the Companies Act, 2013 in compliance with second proviso to sub-section (5) of Section 135 of the said Act. Accordingly, reporting under clause 3(xx)(a) of the Order is not applicable for the year.

(b) In respect of ongoing projects, the Company has transferred unspent CSR amount as at the end of the previous financial year, to a Special account within a period of 30 days from the end of the said financial year in compliance with the provision of section 135(6) of the Companies Act, 2013.

In respect of ongoing projects, the Company has not transferred the unspent CSR amount as at the Balance Sheet date out of the amounts that was required to be spent during the year, to a Special Account in compliance with the provision of sub-section (6) of section 135 of the said Act till the date of our report since the time period for such transfer, i.e., 30 days from the end of the financial year has not elapsed till the date of our report.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)

Vikas Bagaria
Partner
(Membership No.060408)
UDIN: 25060408BMOCIU7329

Place: Bengaluru
Date: April 17, 2025

Balance Sheet

(In ₹ crore)

Particulars	Note	As at March 31,	
		2025	2024
Assets			
Non-current assets			
Property, plant and equipment	2.1	10,070	10,813
Right-of-use assets	2.3	3,078	3,303
Capital work-in-progress	2.4	778	277
Goodwill	2.2	211	211
Financial assets			
Investments	2.5	27,371	23,352
Loans	2.6	26	34
Other financial assets	2.7	2,350	1,756
Deferred tax assets (net)	2.17	497	–
Income tax assets (net)	2.17	1,164	2,583
Other non-current assets	2.10	2,223	1,669
Total non-current assets		**47,768**	**43,998**
Current assets			
Financial assets			
Investments	2.5	11,147	11,307
Trade receivables	2.8	26,413	25,152
Cash and cash equivalents	2.9	14,265	8,191
Loans	2.6	207	208
Other financial assets	2.7	12,569	10,129
Income tax assets (net)	2.17	2,949	6,329
Other current assets	2.10	9,618	9,636
Total current assets		**77,168**	**70,952**
Total assets		**1,24,936**	**1,14,950**

Balance Sheet (contd.)

Particulars	Note	As at March 31,	
		2025	2024
Equity and liabilities			
Equity			
Equity share capital	2.12	2,076	2,075
Other equity		85,256	79,101
Total equity		**87,332**	**81,176**
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.3	2,694	3,088
Other financial liabilities	2.13	1,991	1,941
Deferred tax liabilities (net)	2.17	1,062	1,509
Other non-current liabilities	2.15	95	150
Total non-current liabilities		**5,842**	**6,688**
Current liabilities			
Financial liabilities			
Lease liabilities	2.3	765	678
Trade payables	2.14		
Total outstanding dues of micro enterprises and small enterprises		8	92
Total outstanding dues of creditors other than micro enterprises and small enterprises		2,720	2,401
Other financial liabilities	2.13	14,101	11,808
Other current liabilities	2.15	9,159	7,681
Provisions	2.16	993	1,464
Income tax liabilities (net)	2.17	4,016	2,962
Total current liabilities		**31,762**	**27,086**
Total equity and liabilities		**1,24,936**	**1,14,950**

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm Registration No: 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Vikas Bagaria
Partner
Membership No. 060408

Nandan M. Nilekani
Chairman
DIN: 00041245

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 17, 2025

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Statement of Profit and Loss

(In ₹ crore, except equity share and per equity share data)

Particulars	Note	Year ended March 31,	
		2025	2024
Revenue from operations	2.18	1,36,592	1,28,933
Other income, net	2.19	4,782	7,417
Total income		**1,41,374**	**1,36,350**
Expenses			
Employee benefit expenses	2.20	67,466	65,139
Cost of technical sub-contractors		19,353	18,638
Travel expenses		1,467	1,372
Cost of software packages and others	2.20	9,617	6,891
Communication expenses		448	489
Consultancy and professional charges		1,245	1,059
Depreciation and amortization expenses	2.1, 2.2.2, and 2.3	2,619	2,944
Finance cost		221	277
Other expenses	2.20	3,497	3,588
Total expenses		**1,05,933**	**1,00,397**
Profit before tax		**35,441**	**35,953**
Tax expense:			
Current tax	2.17	10,836	7,306
Deferred tax	2.17	(963)	1,413
Profit for the year		**25,568**	**27,234**

Statement of Profit and Loss (contd.)

Particulars	Note	Year ended March 31, 2025	Year ended March 31, 2024
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.17 and 2.21	(81)	128
Equity instruments through other comprehensive income, net	2.5 and 2.17	19	19
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11 and 2.17	(24)	11
Fair value changes on investments, net	2.5 and 2.17	191	129
Total other comprehensive income / (loss), net of tax		**105**	**287**
Total comprehensive income for the year		**25,673**	**27,521**
Earnings per equity share			
Equity shares of par value ₹5/- each			
Basic (in ₹ per share)	2.22	61.58	65.62
Diluted (in ₹ per share)	2.22	61.46	65.56
Weighted average equity shares used in computing earnings per equity share			
Basic (in shares)	2.22	415,19,36,905	415,00,99,796
Diluted (in shares)	2.22	415,99,05,476	415,39,94,624

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm Registration No: 117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Vikas Bagaria
Partner
Membership No. 060408

Nandan M. Nilekani
Chairman
DIN: 00041245

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 17, 2025

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Statement of Changes in Equity

(In ₹ crore)

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment reserve[1]	Equity instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves[2]										
Balance as at April 1, 2023	**2,074**	**54**	**2,862**	**169**	**133**	**52,183**	**2**	**878**	**9,654**	**260**	**(5)**	**(519)**	**67,745**
Changes in equity for the year ended March 31, 2024													
Profit for the year	–	–	–	–	–	27,234	–	–	–	–	–	–	27,234
Remeasurement of the net defined benefit liability / asset, net*	–	–	–	–	–	–	–	–	–	–	–	128	128
Equity instruments through other comprehensive income, net* *(Refer to Note 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	19	–	–	19
Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	11	–	11
Fair value changes on investments, net* *(Refer to Note 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	129	129
Total comprehensive income for the year	–	–	–	–	–	**27,234**	–	–	–	**19**	**11**	**257**	**27,521**
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(2,957)	–	–	2,957	–	–	–	–

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment reserve [1]	Equity instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	824	–	–	(824)	–	–	–	–
Transferred on account of exercise of stock options *(Refer to Note 2.12)*	–	–	–	–	447	–	–	(447)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	160	(160)	–	–	–	–	–
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	1	–	–	–	–	–	–	–	–	–	–	–	1
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	–	639	–	–	–	–	639
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	3	–	–	–	–	3
Dividends	–	–	–	–	–	(14,733)	–	–	–	–	–	–	(14,733)
Balance as at March 31, 2024	**2,075**	**54**	**2,862**	**169**	**580**	**62,551**	**162**	**913**	**11,787**	**279**	**6**	**(262)**	**81,176**

Statement of Changes in Equity (contd.)

(In ₹ crore)

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment reserve[1]	Equity instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves[2]										
Balance as at April 1, 2024	**2,075**	**54**	**2,862**	**169**	**580**	**62,551**	**162**	**913**	**11,787**	**279**	**6**	**(262)**	**81,176**
Changes in equity for the year ended March 31, 2025													
Profit for the year	–	–	–	–	–	25,568	–	–	–	–	–	–	25,568
Remeasurement of the net defined benefit liability / asset, net*	–	–	–	–	–	–	–	–	–	–	–	(81)	(81)
Equity instruments through other comprehensive income, net* *(Refer to Note 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	19	–	–	19
Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Note 2.11 and 2.17)*	–	–	–	–	–	–	–	–	–	–	(24)	–	(24)
Fair value changes on investments, net* *(Refer to Note 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	191	191

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment reserve[1]	Equity instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves[2]										
Total comprehensive income for the year	**–**	**–**	**–**	**–**	**–**	**25,568**	**–**	**–**	**–**	**19**	**(24)**	**110**	**25,673**
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	821	–	–	(821)	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	–	2,999	–	–	(2,999)	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(74)	–	–	74	–	–	–	–
Transferred on account of exercise of stock options	–	–	–	–	472	–	–	(472)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	197	(197)	–	–	–	–	–
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	1	–	–	–	2	–	–	–	–	–	–	–	3

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone (SEZ) Re-investment reserve[1]	Equity instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves[2]										
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	–	786	–	–	–	–	786
Income tax benefit arising on exercise of stock options *(Refer to Note 2.17)*	–	–	–	–	–	–	–	39	–	–	–	–	39
Dividends	–	–	–	–	–	(20,345)	–	–	–	–	–	–	(20,345)
Balance as at March 31, 2025	**2,076**	**54**	**2,862**	**169**	**1,054**	**71,520**	**359**	**1,069**	**8,041**	**298**	**(18)**	**(152)**	**87,332**

* net of tax

[1] The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Section 10AA(2) of the Income Tax Act, 1961.

[2] Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm Registration No:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Vikas Bagaria
Partner
Membership No. 060408

Nandan M. Nilekani
Chairman
DIN: 00041245

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 17, 2025

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In ₹ crore)

Particulars	Note	Year ended March 31,	
		2025	2024
Cash flow from operating activities:			
Profit for the year		25,568	27,234
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation and Amortization	2.1, 2.2.2, 2.3	2,619	2,944
Income tax expense	2.17	9,873	8,719
Impairment loss recognized / (reversed) under expected credit loss model		(7)	130
Finance cost		221	277
Interest and dividend income	2.19	(3,699)	(4,670)
Stock compensation expense	2.12	712	575
Provision for post-sale client support		(114)	77
Exchange differences on translation of assets and liabilities, net		170	63
Interest receivable on income tax refund		(327)	(1,934)
Other adjustments		165	235
Changes in assets and liabilities			
Trade receivables and unbilled revenue		(2,994)	(2,933)
Loans, other financial assets and other assets		(1,942)	(1,645)
Trade payables		236	67
Other financial liabilities, other liabilities and provisions		3,529	(117)
Cash generated from operations		**34,010**	**29,022**
Income taxes paid		(4,601)	(8,235)
Net cash generated by operating activities		**29,409**	**20,787**
Cash flow from investing activities:			
Expenditure on property, plant and equipment		(1,587)	(1,832)
Deposits placed with corporation		(1,026)	(688)
Redemption of deposits placed with corporation		593	522
Interest and dividend received		1,672	1,441
Dividend received from subsidiary		1,522	2,976
Loan given to subsidiaries		(10)	–
Loan repaid by subsidiaries		–	4
Investment in subsidiaries		(4,361)	(63)
Payment towards acquisition of entities		(184)	–
Receipt / (payment) towards business transfer for entities under common control		–	35
Receipt / (payment) from entities under liquidation		–	80
Other receipts		2	123

Particulars	Note	Year ended March 31,	
		2025	2024
Payments to acquire investments			
Liquid mutual fund units		(66,637)	(57,606)
Commercial papers		(6,058)	(9,405)
Certificates of deposit		(6,138)	(7,011)
Non-convertible debentures		(3,240)	(1,526)
Other investments		(25)	(2)
Proceeds on sale of investments			
Tax-free bonds and government bonds		105	150
Liquid mutual fund units		67,597	56,124
Non-convertible debentures		2,376	955
Certificates of deposit		5,984	6,962
Commercial papers		7,260	5,475
Government securities		200	5
Other investments		12	20
Net cash used in investing activities		**(1,943)**	**(3,261)**
Cash flow from financing activities:			
Payment of lease liabilities	2.3	(859)	(850)
Shares issued on exercise of employee stock options		3	1
Other payments		(186)	(243)
Payment of dividends		(20,337)	(14,733)
Net cash used in financing activities		**(21,379)**	**(15,825)**
Net increase / (decrease) in cash and cash equivalents		6,087	1,701
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(13)	(44)
Cash and cash equivalents at the beginning of the year	2.9	8,191	6,534
Cash and cash equivalents at the end of the year	2.9	**14,265**	**8,191**
Supplementary information:			
Restricted cash balance	2.9	45	44

The accompanying notes form an integral part of the *Standalone financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm Registration No:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Vikas Bagaria
Partner
Membership No. 060408

Nandan M. Nilekani
Chairman
DIN: 00041245

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 17, 2025

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Overview and Notes to the Standalone Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ("the Company" or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys' strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys' strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The *Standalone financial statements* are approved for issue by the Company's Board of Directors on April 17, 2025.

1.2 Basis of preparation of financial statements

These *Standalone financial statements* are prepared in accordance with the provisions of the Companies Act, 2013 ("the Act"), guidelines issued by the Securities and Exchange Board of India (SEBI) and Indian Accounting Standard (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, defined benefit liability / (asset) which is recognized at the present value of defined benefit obligation less fair value of plan assets. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited condensed standalone interim financial statements have been discussed in the respective notes.

As the year to date figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year to date figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the *Standalone financial statements*.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue

from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Refer to Note 2.17

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer to Note 2.1

2. Notes to the Standalone financial statements

2.1 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method.

The estimated useful lives of assets are as follows:

Building[1]	22-25 years
Plant and machinery[1]	5 years
Office equipment	5 years
Computer equipment[1]	3-5 years
Furniture and fixtures[1]	5 years
Vehicles[1]	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

[1] Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2025 are as follows:

(In ₹ crore)

Particulars	Land – Freehold	Buildings(1)(2)	Plant and machinery(2)	Office equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2024	**1,430**	**10,679**	**3,214**	**1,370**	**7,379**	**2,160**	**963**	**45**	**27,240**
Additions	47	32	45	97	1,013	47	68	2	1,351
Deletions**	–	(90)	(21)	(44)	(475)	(81)	(250)	(1)	(962)
Gross carrying value as at March 31, 2025	**1,477**	**10,621**	**3,238**	**1,423**	**7,917**	**2,126**	**781**	**46**	**27,629**
Accumulated depreciation as at April 1, 2024	**–**	**(4,575)**	**(2,732)**	**(1,139)**	**(5,497)**	**(1,709)**	**(733)**	**(42)**	**(16,427)**
Depreciation	–	(402)	(176)	(99)	(1,034)	(166)	(125)	(2)	(2,004)
Accumulated depreciation on deletions**	–	13	20	43	469	79	247	1	872
Accumulated depreciation as at March 31, 2025	**–**	**(4,964)**	**(2,888)**	**(1,195)**	**(6,062)**	**(1,796)**	**(611)**	**(43)**	**(17,559)**
Carrying value as at April 1, 2024	**1,430**	**6,104**	**482**	**231**	**1,882**	**451**	**230**	**3**	**10,813**
Carrying value as at March 31, 2025	**1,477**	**5,657**	**350**	**228**	**1,855**	**330**	**170**	**3**	**10,070**

** During the year ended March 31, 2025, certain assets which were not in use having gross book value of ₹411 crore (net book value: Nil) were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2024 were as follows:

(In ₹ crore)

Particulars	Land – Freehold	Buildings[(1)(2)]	Plant and machinery[(2)]	Office equipment[(2)]	Computer equipment[(2)]	Furniture and fixtures[(2)]	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2023	**1,429**	**10,445**	**3,144**	**1,314**	**7,235**	**2,129**	**968**	**45**	**26,709**
Additions	1	289	119	90	765	100	70	1	1,435
Additions through business transfer *(Refer to Note 2.5)*	–	–	–	2	12	8	12	–	34
Deletions*	–	(55)	(49)	(36)	(633)	(77)	(87)	(1)	(938)
Gross carrying value as at March 31, 2024	**1,430**	**10,679**	**3,214**	**1,370**	**7,379**	**2,160**	**963**	**45**	**27,240**
Accumulated depreciation as at April 1, 2023	**–**	**(4,223)**	**(2,558)**	**(1,060)**	**(4,977)**	**(1,549)**	**(646)**	**(40)**	**(15,053)**
Depreciation	–	(407)	(223)	(114)	(1,144)	(230)	(171)	(3)	(2,292)
Accumulated depreciation on deletions*	–	55	49	35	624	70	84	1	918
Accumulated depreciation as at March 31, 2024	**–**	**(4,575)**	**(2,732)**	**(1,139)**	**(5,497)**	**(1,709)**	**(733)**	**(42)**	**(16,427)**
Carrying value as at April 1, 2023	**1,429**	**6,222**	**586**	**254**	**2,258**	**580**	**322**	**5**	**11,656**
Carrying value as at March 31, 2024	**1,430**	**6,104**	**482**	**231**	**1,882**	**451**	**230**	**3**	**10,813**

* During the year ended March 31, 2024, certain assets which were not in use having gross book value of ₹646 crore (net book value: Nil), were retired.

(1) Buildings include ₹250/- being the value of five shares of ₹50/- each in Mittal Towers Premises Co-operative Society Limited.

(2) Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2025 and March 31, 2024 are as follows:

(In ₹ crore)

Particulars	Cost	Accumulated depreciation	Net book value
Land	32	–	32
	32	–	32
Buildings	333	150	183
	333	138	195
Plant and machinery	36	34	2
	36	34	2
Furniture and fixtures[(1)]	28	25	3
	29	25	4
Computer equipment	2	2	–
	2	2	–
Leasehold improvement	40	30	10
	40	24	16
Office equipment[(1)]	22	20	2
	23	20	3

(1) During the year ended March 31, 2025, certain assets provided on operating lease which were not in use having gross book value of ₹2 crore (net book value: Nil) were retired.

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Aggregate depreciation charged on above assets	21	26

The rental income from subsidiary in current year is ₹75 crore and in last year, it was ₹78 crore.

2.2 Goodwill and other intangible assets

2.2.1 Goodwill

The summary of changes in the carrying amount of goodwill is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Carrying value at the beginning	211	211
Carrying value at the end	**211**	**211**

The allocation of goodwill to operating segments as at March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Segment	As at March 31,	
	2025	2024
Financial services	64	64
Retail	34	34
Communication	28	28
Energy, Utilities, Resources and Services	27	27
Manufacturing	21	21
	174	**174**
Operating segments without significant goodwill	37	37
Total	**211**	**211**

2.2.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2025 are as follows:

(In ₹ crore)

Particulars	Customer-related	Software-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2024	**113**	**54**	**26**	**26**	**219**
Deletions	–	–	–	–	–
Gross carrying value as at March 31, 2025	**113**	**54**	**26**	**26**	**219**
Accumulated amortization as at April 1, 2024	**(113)**	**(54)**	**(26)**	**(26)**	**(219)**
Amortization expense	–	–	–	–	–
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2025	**(113)**	**(54)**	**(26)**	**(26)**	**(219)**
Carrying value as at March 31, 2025	–	–	–	–	–
Carrying value as at April 1, 2024	–	–	–	–	–

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2024 were as follows:

(In ₹ crore)

Particulars	Customer-related	Software-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2023	**113**	**54**	**26**	**26**	**219**
Deletions	–	–	–	–	–
Gross carrying value as at March 31, 2024	**113**	**54**	**26**	**26**	**219**
Accumulated amortization as at April 1, 2023	**(113)**	**(51)**	**(26)**	**(26)**	**(216)**
Amortization expense	–	(3)	–	–	(3)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2024	**(113)**	**(54)**	**(26)**	**(26)**	**(219)**
Carrying value as at March 31, 2024	**–**	**–**	**–**	**–**	**–**
Carrying value as at April 1, 2023	**–**	**3**	**–**	**–**	**3**
Estimated Useful Life (in years)	**7**	**2**	**5**	**5**	
Estimated Remaining Useful Life (in years)	**–**	**–**	**–**	**–**	

The amortization expense has been included under depreciation and amortization expense in the Standalone Statement of Profit and Loss.

Research and Development Expenditure

Research and Development expense recognized in net profit in the Statement of Profit and Loss for the year ended March 31, 2025 and March 31, 2024 is ₹850 crore and ₹695 crore, respectively.

2.3 Leases

Accounting policy

The Company as a lessee

The Company's lease asset classes primarily consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a Right-of-use asset ("ROU") and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys's operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. The ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the ROU asset arising from the head lease.

For operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.

The changes in the carrying value of right-of-use assets for the year ended March 31, 2025 are as follows:

(In ₹ crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers	
Balance as at April 1, 2024	**534**	**2,266**	**503**	**3,303**
Additions*	–	430	353	783
Deletions	–	(181)	(207)	(388)
Depreciation	(4)	(410)	(206)	(620)
Balance as at March 31, 2025	530	2,105	443	3,078

* Net of adjustments on account of modifications

The changes in the carrying value of right-of-use assets for the year ended March 31, 2024 were as follows:

(In ₹ crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers	
Balance as at April 1, 2023	**548**	**2,669**	**344**	**3,561**
Additions*	–	336	420	756
Deletions	(10)	(169)	(92)	(271)
Impairment	–	(88)	–	(88)
Depreciation	(4)	(482)	(169)	(655)
Balance as at March 31, 2024	**534**	**2,266**	**503**	**3,303**

* Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Statement of Profit and Loss.

The break-up of current and non-current lease liabilities as at March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Current lease liabilities	765	678
Non-current lease liabilities	2,694	3,088
Total	**3,459**	**3,766**

The movement in lease liabilities during the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Balance at the beginning	**3,766**	**4,266**
Additions	718	590
Finance cost accrued during the period	162	166
Deletions	(394)	(413)
Payment of lease liabilities	(859)	(852)
Translation Difference	66	9
Balance at the end	**3,459**	**3,766**

The details regarding the contractual maturities of lease liabilities as at March 31, 2025 and March 31, 2024 on an undiscounted basis are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Less than one year	812	803
One to five years	2,152	2,735
More than five years	990	819
Total	**3,954**	**4,357**

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹19 crore and ₹16 crore for the year ended March 31, 2025 and March 31, 2024 respectively.

Leases not yet commenced to which the Company is committed to ₹66 crore for a lease term up to 5 years.

The movement in the net investment in lease during the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Balance at the beginning	319	131
Addition	268	193
Interest income accrued during the period	11	6
Lease receipts	(133)	(8)
Translation difference	4	(3)
Balance at the end	**469**	**319**

2.4 Capital work-in-progress (CWIP)

Changes in capital work-in-progress are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Balance at the beginning	277	275
Additions during the year	1,805	1,436
Capitalized during the year	(1,304)	(1,434)
Balance at the end	**778**	**277**

The capital work-in-progress ageing schedule for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Amount in CWIP for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	540	204	22	12	778
	243	22	1	11	277
Total capital work-in-progress	**540**	**204**	**22**	**12**	**778**
	243	**22**	**1**	**11**	**277**

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan, the project-wise details of when the project is expected to be completed as of March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
NO-SZ-SDB	256	–	–	–	256
	–	–	–	–	–
Total capital work-in-progress	**256**	–	–	–	**256**
	–	–	–	–	–

2.5 Investments

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Non-current investments		
Equity instruments of subsidiaries	13,724	9,150
Redeemable Preference shares of subsidiary	2,831	2,831
Preference securities and equity securities	251	206
Target maturity fund units	465	431
Others	61	84
Tax-free bonds	1,465	1,731
Government bonds	14	14
Non-convertible debentures	3,320	2,216
Government securities	5,240	6,689
Total non-current investments	**27,371**	**23,352**
Current investments		
Liquid mutual fund units	1,185	1,913
Commercial papers	3,442	4,507
Certificates of deposit	3,257	2,945
Tax-free bonds	154	–
Government securities	1,560	204
Non-convertible debentures	1,549	1,738
Total current investments	**11,147**	**11,307**
Total carrying value	**38,518**	**34,659**

(In ₹ crore, except as otherwise stated)

Particulars	As at March 31,	
	2025	2024
Non-current investments		
Unquoted		
Investment carried at cost		
Investments in equity instruments of subsidiaries		
Infosys BPM Limited	662	662
33,828 (33,828) equity shares of ₹10,000/- each, fully paid up		
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up		
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid		
Infosys Technologies (Shanghai) Company Limited	1,010	1,010
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid		
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) – Class A shares of CHF 1,000 each and		
26,460 (26,460) – Class B Shares of CHF 100 each, fully paid up		
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of ₹10/- each, fully paid up		
Infosys Nova Holdings LLC*	3,017	2,637
Infosys Singapore Pte Ltd	4,327	10
2,73,19,411 (1,09,90,000) shares		
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up		
Infosys Arabia Limited	2	2
70 (70) shares		
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up		
Infosys Chile SpA	7	7
100 (100) shares		
WongDoody, Inc.	–	380
Nil (100) shares		
Infosys Luxembourg S.a r.l.	26	26
30,000 (30,000) shares		
Infosys Austria GmbH	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up		
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up		
Infosys Consulting S.R.L. (Romania)	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up		
Infosys Limited Bulgaria EOOD	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up		

Particulars	As at March 31,	
	2025	2024
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up		
Infosys Green Forum	1	1
10,00,000 (10,00,000) shares 10 per share, fully paid up		
Infosys Automotive and Mobility GmbH	15	15
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	79	48
2,770,326 (1,508,060) share Turkish Liras 100 (10,000) per share, fully paid up		
Infosys Consulting S.R.L. (Argentina)	2	2
2,94,500 (2,94,500) shares AR$ 100 per share, fully paid up		
Infosys Business Solutions LLC	8	8
10,000 (10,000) shares USD 100 per share, fully paid up		
Idunn Information Technology Private Limited	82	82
3,27,788 (3,27,788) shared 10 per share fully paid up		
InSemi Technology Services Private Limited[2]	198	–
10,33,440 (Nil) shares 10 per share fully paid up		
in-tech Group India Private Limited	15	–
10,000 (Nil) shares 10 per share fully paid up		
Infosys Services (Thailand) Limited	13	–
49,99,998 (Nil) shares THB 10 per share fully paid up		
Investments in Redeemable Preference shares of subsidiary		
Infosys Singapore Pte Ltd	2,831	2,831
51,02,00,000 (51,02,00,000) shares		
	16,555	**11,981**
Investments carried at fair value through profit or loss		
Target maturity fund units	465	431
Equity and preference securities	25	–
Others[1]	61	84
	551	**515**
Investments carried at fair value through other comprehensive income		
Preference securities	167	91
Equity securities	2	2
	169	**93**
Quoted		
Investments carried at amortized cost		
Tax-free bonds	1,465	1,731
Government bonds	14	14
	1,479	**1,745**
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	3,320	2,216
Equity securities	57	113
Government securities	5,240	6,689
	8,617	**9,018**
Total non-current investments	**27,371**	**23,352**

Particulars	As at March 31,	
	2025	2024
Current investments		
Unquoted		
Investments carried at fair value through profit or loss		
Liquid mutual fund units	1,185	1,913
	1,185	**1,913**
Investments carried at fair value through other comprehensive income		
Commercial papers	3,442	4,507
Certificates of deposit	3,257	2,945
	6,699	**7,452**
Quoted		
Investments carried at amortized cost		
Tax-free bonds	154	–
	154	**–**
Investments carried at fair value through other comprehensive income		
Government securities	1,560	204
Non-convertible debentures	1,549	1,738
	3,109	**1,942**
Total current investments	**11,147**	**11,307**
Total investments	**38,518**	**34,659**
Aggregate amount of quoted investments	13,359	12,705
Market value of quoted investments (including interest accrued), current	3,266	1,942
Market value of quoted investments (including interest accrued), non-current	10,269	10,978
Aggregate amount of unquoted investments	25,159	21,954
* Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	16,555	11,981
Investments carried at amortized cost	1,633	1,745
Investments carried at fair value through other comprehensive income	18,594	18,505
Investments carried at fair value through profit or loss	1,736	2,428

(1) Uncalled capital commitments outstanding as of March 31, 2025 and March 31, 2024 was ₹27 crore and ₹5 crore, respectively.

(2) On May 10, 2024, Infosys Limited acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India. This acquisition is expected to strengthen our expertise in semiconductor ecosystem and Engineering R&D services. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of ₹198 crore as on acquisition date, which includes a cash consideration of ₹168 crore and contingent consideration with an estimated fair value of ₹30 crore as on the date of acquisition. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 5.9%. The undiscounted value of contingent consideration as of March 31, 2025 was ₹33 crore.

Refer to Note 2.11 for accounting policies on financial instruments.

Details of amounts recorded in Other comprehensive income:

(In ₹ crore)

Particulars	Year ended					
	March 31, 2025			March 31, 2024		
	Gross	Tax	Net	Gross	Tax	Net
Net Gain / (loss) on						
Non-convertible debentures	52	(6)	46	55	5	60
Government securities	155	(14)	141	89	(20)	69
Commercial Paper	3	(1)	2	–	–	–
Certificates of deposits	3	(1)	2	–	–	–
Equity and preference securities	20	(1)	19	10	9	19

Method of fair valuation :

(In ₹ crore)

Class of investment	Method	Fair value as at March 31,	
		2025	2024
Liquid mutual fund units – carried at fair value through profit or loss	Quoted price	1,185	1,913
Target maturity fund units – carried at fair value through profit or loss	Quoted price	465	431
Tax-free bonds and government bonds – carried at amortized cost	Quoted price and market observable inputs	1,796	1,959
Non-convertible debentures – carried at fair value through other comprehensive income	Quoted price and market observable inputs	4,869	3,954
Government securities – carried at fair value through other comprehensive income	Quoted price and market observable inputs	6,800	6,893
Commercial papers – carried at fair value through other comprehensive income	Market observable inputs	3,442	4,507
Certificates of deposit – carried at fair value through other comprehensive income	Market observable inputs	3,257	2,945
Quoted Equity Securities – carried at fair value through other comprehensive income	Quoted price	57	113
Unquoted equity and preference securities – carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	25	–
Unquoted equity and preference securities – carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	169	93
Others – carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	61	84
Total		**22,126**	**22,892**

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Business transfer-IDUNN Information Technology Private Limited

During the year ended March 31, 2024, the Company completed business transfer agreement with IDUNN Information Technology Private Limited by transferring the assets, liabilities and employees to the Company. The details of the assets and liabilities transferred and the consideration received is as below:

(In ₹ crore)

Particulars	Total
Property, plant and equipment	34
Net liabilities	(72)
Net consideration	(38)

2.5.2 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2025 and March 31, 2024 are as follows:

(In ₹ crore, except as otherwise stated)

Particulars	As at March 31,	
	2025	2024
Preference securities		
Investments carried at fair value through other comprehensive income		
Airviz Inc.	–	–
2,89,695 (2,89,695) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop Inc	129	60
1,10,59,340 (1,10,59,340) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
Nivetti Systems Private Limited	38	31
Investments carried at fair value through profit or loss		
Galaxeye Space Solutions Private Limited	17	–
1,210 (Nil) Series A compulsorily convertible cumulative Preference shares of ₹10/- each, fully paid up		
4Basecare Precision Health Private Limited	8	–
18,850 (Nil) Series A compulsorily convertible cumulative Preference shares of ₹1/- each, fully paid up		
Equity instrument		
Investments carried at fair value through other comprehensive income		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹8,052/- each, fully paid up, par value ₹10/- each		
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at ₹1,000/- each, fully paid up, par value ₹1,000/- each		
Ideaforge Technology Limited	57	113
16,47,314 (16,47,314) equity shares at ₹10/-, fully paid up		
Investments carried at fair value through profit or loss		
Galaxeye Space Solutions Private Limited	–	–
10 (Nil) equity shares at ₹1,36,080/- each, fully paid up, par value ₹10/- each		
Others investments carried at fair value through profit or loss		
Stellaris Venture Partners India	53	84
Yali Deeptech Fund I	8	–
Total	**290**	**278**

2.6 Loans

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Non-current		
Loan to subsidiary[(1)]	10	–
Loans considered good – Unsecured		
Other loans		
Loans to employees	16	34
	26	**34**
Loans credit impaired – Unsecured		
Other loans		
Loans to employees	–	–
Less: Allowance for credit impairment	–	–
	–	–
Total non-current loans	**26**	**34**
Current		
Loans considered good – Unsecured		
Other loans		
Loans to employees	207	208
Total current loans	**207**	**208**
Total loans	**233**	**242**
[(1)] Includes dues from subsidiaries	**10**	–

2.7 Other financial assets

(In ₹ crore)

Particulars	As at March 31, 2025	As at March 31, 2024
Non-current		
Security deposits[1]	205	205
Unbilled revenues[1][5]#	1,904	1,366
Net investment in lease[1] *(Refer to Note 2.3)*	241	185
Total non-current other financial assets	**2,350**	**1,756**
Current		
Security deposits[1]	21	25
Restricted deposits[1]*	2,716	2,282
Unbilled revenues[1][5]#	5,681	4,993
Interest accrued but not due[1]	739	476
Foreign currency forward and options contracts[2][3]	171	81
Net investment in lease[1] *(Refer to Note 2.3)*	228	134
Others[1][4]	3,013	2,138
Total current other financial assets	**12,569**	**10,129**
Total other financial assets	**14,919**	**11,885**
[1] Financial assets carried at amortized cost	14,748	11,804
[2] Financial assets carried at fair value through other comprehensive income	28	23
[3] Financial assets carried at fair value through Profit or Loss	143	58

Particulars	As at March 31, 2025	As at March 31, 2024
[4] Includes dues from subsidiaries	2,863	2,052
[5] Includes dues from subsidiaries	165	153

* Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

\# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8 Trade receivables

(In ₹ crore)

Particulars	As at March 31, 2025	As at March 31, 2024
Current		
Trade receivable considered good – Unsecured[1]	26,807	25,575
Less: Allowance for expected credit loss	394	423
Trade Receivable considered good – Unsecured	**26,413**	**25,152**
Trade Receivable-credit impaired – Unsecured	169	157
Less: Allowance for credit impairment	169	157
Trade Receivable-credit impaired – Unsecured	–	–
Total trade receivables[2]	**26,413**	**25,152**
[1] Includes dues from subsidiaries	250	259
[2] Includes dues from companies where directors are interested	–	–

The trade receivables ageing schedule for the year ended as on March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Not due	Outstanding for following periods from due date of payment					Total
		Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	
Undisputed trade receivables – considered good	20,082	6,458	80	150	31	6	26,807
	18,724	6,175	219	394	62	1	25,575
Undisputed trade receivables – credit impaired	–	5	4	2	5	87	103
	3	12	7	5	3	81	111
Disputed trade receivables – considered good	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
Disputed trade receivables – credit impaired	–	–	–	42	23	1	66
	–	1	21	22	1	1	46
	20,082	6,463	84	194	59	94	26,976
	18,727	6,188	247	421	66	83	25,732
Less: Allowance for credit loss							563
							580
Total trade receivables							**26,413**
							25,152

2.9 Cash and cash equivalents

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Balances with banks		
In current and deposit accounts	14,265	8,191
Cash on hand	–	–
Total cash and cash equivalents	**14,265**	**8,191**
Balances with banks in unpaid dividend accounts	45	37
Deposit with more than 12 months maturity	–	–

Cash and cash equivalents as at March 31, 2025 and March 31, 2024 include restricted cash and bank balances of ₹45 crore and ₹44 crore, respectively.

The deposits maintained by the Company with banks comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.10 Other assets

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Non-current		
Capital advances	206	151
Advances other than capital advances		
Others		
Prepaid expenses	154	68
Defined benefit plan assets *(Refer to Note 2.21)*	257	9
Deferred contract cost		
Cost of obtaining a contract	299	88
Cost of fulfillment	676	640
Unbilled revenues[2]	119	58
Withholding taxes and others[3]	512	655
Total non-current other assets	**2,223**	**1,669**
Current		
Advances other than capital advances		
Payment to vendors for supply of goods	373	325
Others		
Prepaid expenses[1]	2,003	1,886
Unbilled revenues[2]	4,284	4,397
Deferred contract cost		
Cost of obtaining a contract	212	154
Cost of fulfillment	428	266
Withholding taxes and others[3]	2,309	2,593
Other receivables[1]	9	15
Total current other assets	**9,618**	**9,636**
Total other assets	**11,841**	**11,305**
[1] Includes dues from subsidiaries	151	155

[2] Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

[3] Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.11 Financial instruments

Accounting policy

2.11.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent

consideration recognized in a business combination which is subsequently measured at fair value through profit or loss.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2025 are as follows:

(In ₹ crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets:							
Cash and cash equivalents *(Refer to Note 2.9)*	14,265	–	–	–	–	14,265	14,265
Investments *(Refer to Note 2.5)*							
Preference securities, Equity securities and others	–	25	61	226	–	312	312
Tax-free bonds and government bonds	1,633	–	–	–	–	1,633	1,796[1]
Liquid mutual fund units	–	–	1,185	–	–	1,185	1,185
Target maturity fund units	–	–	465	–	–	465	465
Commercial papers	–	–	–	–	3,442	3,442	3,442
Certificates of deposit	–	–	–	–	3,257	3,257	3,257
Non-convertible debentures	–	–	–	–	4,869	4,869	4,869
Government securities	–	–	–	–	6,800	6,800	6,800
Trade receivables *(Refer to Note 2.8)*	26,413	–	–	–	–	26,413	26,413
Loans *(Refer to Note 2.6)*	233	–	–	–	–	233	233
Other financial assets *(Refer to Note 2.7)*[3]	14,748	–	143	–	28	14,919	14,839[2]
Total	**57,292**	**25**	**1,854**	**226**	**18,396**	**77,793**	**77,876**
Liabilities:							
Trade payables *(Refer to Note 2.14)*	2,728	–	–	–	–	2,728	2,728
Lease liabilities *(Refer to Note 2.3)*	3,459	–	–	–	–	3,459	3,459
Other financial liabilities *(Refer to Note 2.13)*	13,593	–	54	–	33	13,680	13,680
Total	**19,780**	**–**	**54**	**–**	**33**	**19,867**	**19,867**

[1] On account of fair value changes including interest accrued

[2] Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹80 crore

[3] Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2024 were as follows:

(In ₹ crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets:							
Cash and cash equivalents *(Refer to Note 2.9)*	8,191	–	–	–	–	8,191	8,191
Investments (Refer to Note 2.5)							
Preference securities, Equity securities and others	–	–	84	206	–	290	290
Tax-free bonds and government bonds	1,745	–	–	–	–	1,745	1,959[1]
Target maturity fund units	–	–	431	–	–	431	431
Liquid mutual fund units	–	–	1,913	–	–	1,913	1,913
Commercial papers	–	–	–	–	4,507	4,507	4,507
Certificates of deposit	–	–	–	–	2,945	2,945	2,945
Non-convertible debentures	–	–	–	–	3,954	3,954	3,954
Government securities	–	–	–	–	6,893	6,893	6,893
Trade receivables *(Refer to Note 2.8)*	25,152	–	–	–	–	25,152	25,152
Loans *(Refer to Note 2.6)*	242	–	–	–	–	242	242
Other financial assets *(Refer to Note 2.7)*[3]	11,804	–	58	–	23	11,885	11,801[2]
Total	**47,134**	**–**	**2,486**	**206**	**18,322**	**68,148**	**68,278**
Liabilities:							
Trade payables *(Refer to Note 2.14)*	2,493	–	–	–	–	2,493	2,493
Lease Liabilities *(Refer to Note 2.3)*	3,766	–	–	–	–	3,766	3,766
Other financial liabilities *(Refer to Note 2.13)*	11,569	–	20	–	1	11,590	11,590
Total	**17,828**	**–**	**20**	**–**	**1**	**17,849**	**17,849**

[1] On account of fair value changes including interest accrued

[2] Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹84 crore

[3] Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 is as follows:

(In ₹ crore)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments *(Refer to Note 2.5)*				
Investments in tax-free bonds	1,781	1,227	554	–
Investments in government bonds	15	15	–	–
Investments in liquid mutual fund units	1,185	1,185	–	–
Investments in target maturity fund units	465	465	–	–
Investments in certificates of deposit	3,257	–	3,257	–
Investments in commercial papers	3,442	–	3,442	–
Investments in non-convertible debentures	4,869	4,869	–	–
Investments in government securities	6,800	6,763	37	–
Investments in equity securities	59	57	–	2
Investments in preference securities	192	–	–	192
Other investments	61	–	–	61
Others				
Derivative financial instruments – gain *(Refer to Note 2.7)*	171	–	171	–
Liabilities				
Derivative financial instruments – loss *(Refer to Note 2.13)*	56	–	56	–
Liability towards contingent consideration *(Refer to Note 2.12)*[(1)]	31	–	–	31

[(1)] Discount rate-6%

During the year ended March 31, 2025, State government securities and non-convertible debentures of ₹36 crore and ₹261 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further Tax-free bond of ₹554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2024 was as follows:

(In ₹ crore)

Particulars	As at March 31, 2024	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments *(Refer to Note 2.5)*				
Investments in tax-free bonds	1,944	1,944	–	–
Investments in government bonds	15	15	–	–
Investments in liquid mutual fund units	1,913	1,913	–	–
Investments in target maturity fund units	431	431	–	–
Investments in certificates of deposit	2,945	–	2,945	–
Investments in commercial papers	4,507	–	4,507	–
Investments in non-convertible debentures	3,954	3,697	257	–
Investments in government securities	6,893	6,820	73	–
Investments in equity securities	115	113	–	2
Investments in preference securities	91	–	–	91
Other investments	84	–	–	84
Others				

Particulars	As at March 31, 2024	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Derivative financial instruments – gain *(Refer to Note 2.7)*	81	–	81	–
Liabilities				
Derivative financial instruments – loss *(Refer to Note 2.13)*	21	–	21	–

During the year ended March 31, 2024, tax-free bonds and non-convertible debentures of ₹1,986 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further, State government securities of ₹73 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The analysis of foreign currency risk from financial assets and liabilities as at March 31, 2025 is as follows:

(In ₹ crore)

Particulars	US Dollar	Euro	United Kingdom Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	24,242	9,143	1,943	1,322	2,842	39,492
Net financial liabilities	(11,234)	(2,132)	(977)	(690)	(997)	(16,030)
Total	**13,008**	**7,011**	**966**	**632**	**1,845**	**23,462**

The analysis of foreign currency risk from financial assets and liabilities as at March 31, 2024 was as follows:

(In ₹ crore)

Particulars	US Dollar	Euro	United Kingdom Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	23,447	6,929	1,940	1,463	2,575	36,354
Net financial liabilities	(9,918)	(1,911)	(663)	(798)	(1,112)	(14,402)
Total	**13,529**	**5,018**	**1,277**	**665**	**1,463**	**21,952**

Sensitivity analysis between Indian Rupee and US Dollar

Particulars	Year ended March 31,	
	2025	2024
Impact on the Company's incremental operating margins	0.46%	0.46%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company primarily holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	As at March 31,			
	2025		2024	
	In million	In ₹ crore	In million	In ₹ crore
Derivatives designated as cash flow hedges				
Forward contracts				
In Swiss Franc	53	513	–	–
In Euro	–	–	30	270
Option Contracts				
In Euro	341	3,140	236	2,121
In Australian Dollar	93	500	106	573
In United Kingdom Pound Sterling	17	188	35	368
Other derivatives				
Forward contracts				
In US Dollar	1,098	9,386	1,223	10,203
In Euro	652	6,009	554	4,975
In Singapore Dollar	133	849	171	1,046
In United Kingdom Pound Sterling	26	284	78	818
In Swiss Franc	51	495	16	150
In Danish Krone	152	188	100	121
In New Zealand Dollar	37	181	30	149
In Canadian Dollar	–	–	15	92
In Australian Dollar	24	126	14	75
In Norwegian Krone	167	136	130	100

Particulars	As at March 31,			
	2025		2024	
	In million	In ₹ crore	In million	In ₹ crore
In Philippine Peso	–	–	43	49
In Hongkong dollar	40	44	–	–
In Hungarian Forint	2,000	44	2,500	57
In South African rand	–	–	85	37
Option contracts				
In US Dollar	796	6,800	543	4,527
In Euro	179	1,648	100	897
In Australian Dollar	11	57	20	111
Total forwards and option contracts		**30,588**		**26,739**

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Not later than one month	14,515	9,581
Later than one month and not later than three months	15,175	15,181
Later than three months and not later than one year	898	1,977
Total	**30,588**	**26,739**

During the year ended March 31, 2025 and March 31, 2024 the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2025 are expected to occur and reclassified to Statement of Profit and Loss within three months.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Gain / (Loss)		
Balance at the beginning of the year	6	(5)
Gain / (Loss) recognized in other comprehensive income during the year	(5)	8
Amount reclassified to profit and loss during the year	(27)	7
Tax impact on above	8	(4)
Balance at the end of the year	**(18)**	**6**

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In ₹ crore)

Particulars	As at March 31, 2025		As at March 31, 2024	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	226	(111)	93	(33)
Amount set off	(55)	55	(12)	12
Net amount presented in Balance Sheet	**171**	**(56)**	**81**	**(21)**

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹26,437 crore and ₹25,152 crore as at March 31, 2025 and March 31, 2024, respectively and unbilled revenue amounting to ₹11,988 crore and ₹10,814 crore as at March 31, 2025 and March 31, 2024, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue from customers majorly located in the United States of America and Europe. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of the customers to which the Company grants credit terms in the normal course of business. The Company uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

(In %)

Particulars	Year ended March 31,	
	2025	2024
Revenue from top five customers	12.0	11.6
Revenue from top ten customers	19.9	18.9

Credit risk exposure

The Company's credit period generally ranges from 30-75 days.

The allowance for lifetime expected credit loss on customer balances recognized for the year ended March 31, 2025 and March 31, 2024 is ₹63 crore and ₹108 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Balance at the beginning	721	699
Impairment loss recognized / (reversed), net	63	108
Amounts written off	(69)	(93)
Translation differences	(13)	7
Balance at the end	**702**	**721**

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit risk on cash and cash equivalents is limited as the Company generally invest in deposits with banks with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Company has considered the latest available credit ratings as at the date of approval of these financial statements.

The investments of the Company primarily include investment in liquid mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial paper, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi government organizations. The Company invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time.

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2025, the Company had a working capital of ₹45,406 crore including cash and cash equivalents of

₹14,265 crore and current investments of ₹11,147 crore. As at March 31, 2024, the Company had a working capital of ₹43,866 crore including cash and cash equivalents of ₹8,191 crore and current investments of ₹11,306 crore.

As at March 31, 2025 and March 31, 2024, the outstanding compensated absences were ₹2,412 crore and ₹2,159 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Refer to Note 2.3 for remaining contractual maturities of lease liabilities.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2025 are as follows:

(In ₹ crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,728	–	–	–	2,728
Other financial liabilities on an undiscounted basis *(Refer to Note 2.13)*	11,712	1,732	138	11	13,593
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)*	11	20	–	–	31

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2024 were as follows:

(In ₹ crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,493	–	–	–	2,493
Other financial liabilities on an undiscounted basis *(Refer to Note 2.13)*	9,697	1,240	567	67	11,571

2.12 Equity

Accounting policy

Ordinary shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with Section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Section 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Section 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 Equity share capital

(In ₹ crore, except as otherwise stated)

Particulars	Year ended March 31,	
	2025	2024
Authorized		
Equity shares, ₹5/- par value		
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up		
Equity shares, ₹5/- par value[(1)]	2,076	2,075
415,32,63,455 (415,08,67,464) equity shares fully paid-up		
	2,076	**2,075**

[(1)] Refer to Note 2.22 for details of basic and diluted shares

Forfeited shares amounted to ₹1500/- (₹1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2025:

Buyback

In the period of five years immediately preceding March 31, 2025, the Company had purchased and extinguished a total of 11,62,33,685 fully paid-up equity shares of face value ₹5/- each from the stock exchange. The Company has only one class of equity shares.

Capital allocation policy

Effective from fiscal 2025, the Company expects to continue the policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and / or share buyback / special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2025, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.12.2 Shareholding of promoter

The details of the shares held by promoters as at March 31, 2025 are as follows:

Promoter name	No. of shares	% of total shares	% change during the year
Sudha Gopalakrishnan	9,53,57,000	2.30	–
Rohan Murty	6,08,12,892	1.46	–
S. Gopalakrishnan	3,18,53,808	0.77	–
Nandan M. Nilekani	4,07,83,162	0.98	–
Akshata Murty	3,89,57,096	0.94	–
Asha Dinesh	3,85,79,304	0.93	–
Sudha N. Murty	3,45,50,626	0.83	–
Rohini Nilekani	3,43,35,092	0.83	–
Dinesh Krishnaswamy	3,24,79,590	0.78	–
Shreyas Shibulal	1,99,29,860	0.48	(6.54)
N. R. Narayana Murthy	1,51,45,638	0.36	–
Nihar Nilekani	1,26,77,752	0.31	–
Janhavi Nilekani	85,89,721	0.21	–
Kumari Shibulal	49,45,935	0.12	–
Deeksha Dinesh	76,46,684	0.18	–
Divya Dinesh	76,46,684	0.18	–
Meghana Gopalakrishnan	1,48,34,928	0.36	–
Shruti Shibulal	87,05,651	0.21	218.01
S. D. Shibulal	52,08,673	0.13	–
Promoters Group			
Ekagrah Rohan Murty	15,00,000	0.04	–
Gaurav Manchanda	57,73,233	0.14	(53.90)
Milan Shibulal Manchanda	61,06,302	0.15	(6.25)
Nikita Shibulal Manchanda	61,06,302	0.15	(6.25)

Promoter name	No. of shares	% of total shares	% change during the year
Bhairavi Madhusudhan Shibulal	54,27,875	0.13	(9.86)
Shray Chandra	7,19,424	0.02	–
Tanush Nilekani Chandra	33,56,017	0.08	–

2.12.3 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies act 2013 is as follows:

(In ₹)

Particulars	Year ended March 31,	
	2025	2024
Final dividend for fiscal 2023	–	17.50
Interim dividend for fiscal 2024	–	18.00
Final dividend for fiscal 2024	20.00	–
Special dividend for fiscal 2024	8.00	–
Interim dividend for fiscal 2025	21.00	–

During the year ended March 31, 2025, on account of the final and special dividend for fiscal 2024 and interim dividend for fiscal 2025, the Company has incurred a net cash outflow of ₹20,345 crore.

The Board of Directors in their meeting held on April 17, 2025 recommended a final dividend of ₹22/- per equity share for the financial year ended March 31, 2025. The payment is subject to approval of shareholders in the AGM of the Company to be held on June 25, 2025 and if approved, would result in a net cash outflow of approximately ₹9,137 crore (excluding dividend paid on treasury shares).

The details of shareholders holding more than 5% shares as at March 31, 2025 and March 31, 2024 are as follows:

Name of the shareholder	As at March 31, 2025		As at March 31, 2024	
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's – legal ownership)	43,98,60,715	10.59	44,24,17,564	10.66
Life Insurance Corporation of India	38,81,12,531	9.34	38,59,52,941	9.30

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore, except as stated otherwise)

Name of the shareholder	As at March 31, 2025		As at March 31, 2024	
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	**415,08,67,464**	**2,075**	**414,85,60,044**	**2,074**
Add: Shares issued on exercise of employee stock options	2,395,991	1	23,07,420	1
As at the end of the period	**415,32,63,455**	**2,076**	**415,08,67,464**	**2,075**

2.12.4 Employee Stock Option Plan (ESOP)

Accounting policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the Statement of Profit and Loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019, pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted

under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

The controlled trust holds 96,55,927 shares and 1,09,16,829 shares as at March 31, 2025 and March 31, 2024, respectively under the 2015 Plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2025 and March 31, 2024.

The summary of grants during the year ended March 31, 2025 and March 31, 2024 is as follows:

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
Equity-settled RSUs				
Key Management Personnel (KMP)	119,699	141,171	380,842	498,730
Employees other than KMP	36,24,646	40,46,731	18,74,690	46,40,640
	37,44,345	**41,87,902**	**22,55,532**	**51,39,370**
Cash-settled RSUs				
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	94,050	176,990
	–	–	**94,050**	**176,990**
Total grants	**37,44,345**	**41,87,902**	**23,49,582**	**53,16,360**

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the following grants for fiscal 2025. In accordance with such approval the following grants were made effective May 2, 2024.

- 2,45,679 performance-based RSUs (Annual performance equity grant) of fair value of ₹34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.
- 14,140 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of ₹2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.
- 35,349 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of ₹5 crore . These RSUs will vest in line with the employment agreement based on Company's performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement, which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 16,204 RSUs was made effective February 1, 2025 for fiscal 2025.

Though the annual time-based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2025, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share-based payments.*

The grant date for this purpose in accordance with Ind AS 102, *Share-based payments* is July 1, 2022.

Under the 2019 Plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore for fiscal 2025 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 70,699 performance-based RSU's were granted effective May 2, 2024.

Other KMP

Under the 2015 Plan:

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved 69,470 time-based RSUs to other KMP under the 2015 Plan. Time-based RSUs will vest over four years.

Under the 2019 Plan:

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved performance-based grants of 49,000 RSUs to other KMPs under the 2019 Plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Granted to:		
KMP	70	68
Employees other than KMP	642	507
Total[1]	**712**	**575**
[1] Cash-settled stock compensation expense included in the above	8	5

The activity in the 2015 and 2019 Plan for equity-settled share-based payment transactions during the year ended March 31, 2025 and March 31, 2024 is as follows:

Particulars	Year ended March 31, 2025		Year ended March 31, 2024	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSUs				
Outstanding at the beginning	80,76,058	5.00	54,08,018	5.00
Granted	22,55,532	5.00	51,39,370	5.00
Exercised	20,80,865	5.00	18,15,025	5.00
Forfeited and expired	9,91,261	5.00	6,56,305	5.00
Outstanding at the end	**72,59,464**	**5.00**	**80,76,058**	**5.00**
Exercisable at the end	6,29,138	4.97	8,31,050	4.98
2015 Plan: Employee Stock Options (ESOPs)				
Outstanding at the beginning	82,050	551	1,34,030	529
Granted	–	–	–	–
Exercised	61,672	573	51,980	499
Forfeited and expired	2,824	499	–	–
Outstanding at the end	**17,554**	**499**	**82,050**	**551**
Exercisable at the end	17,554	499	82,050	551
2019 Plan: RSUs				
Outstanding at the beginning	80,23,855	5.00	72,22,038	5.00
Granted	37,44,345	5.00	41,87,902	5.00
Exercised	15,14,356	5.00	16,95,705	5.00
Forfeited and expired	21,81,209	5.00	16,90,380	5.00
Outstanding at the end	**80,72,635**	**5.00**	**80,23,855**	**5.00**
Exercisable at the end	7,70,321	5.00	8,14,798	5.00

The weighted average share price of option exercised is as follows:

(In ₹)

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
Weighted average share price of options exercised	1,587	1,352	1,601	1,414

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2025 is as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0-5 (RSU)	8,072,635	1.23	5.00	7,259,464	1.51	5.00
450-640 (ESOP)	–	–	–	17,554	0.58	499

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2024 was as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0-5 (RSU)	8,023,855	1.42	5.00	8,076,058	1.77	5.00
450-640 (ESOP)	–	–	–	82,050	1.10	551

As at March 31, 2025 and March 31, 2024, 2,88,384 and 2,91,795 cash-settled options were outstanding respectively. The carrying value of liability towards cash-settled share-based payments was ₹8 crore and ₹13 crore as at March 31, 2025 and March 31, 2024 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR-based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity-settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in			
	Fiscal 2025 – Equity shares – RSU	Fiscal 2025 – ADS – RSU	Fiscal 2024 – Equity shares – RSU	Fiscal 2024 – ADS – RSU
Weighted average share price (₹) / ($ ADS)	1,808	21.44	1,588	19.19
Exercise price (₹) / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	21-26	23-28	23-31	25-33
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	7	4-5
Weighted average fair value as on grant date (₹) / ($ ADS)	1,555	18.20	1,317	16.27

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP.

2.13 Other financial liabilities

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Non-current		
Others		
Compensated absences	90	81
Accrued compensation to employees[1]	5	7
Accrued expenses[1]	1,876	1,779
Payable for acquisition of business – Contingent consideration[2]	20	–
Other payables[1]	–	74
Total non-current other financial liabilities	**1,991**	**1,941**
Current		
Unpaid dividends[1]	45	37
Others		
Accrued compensation to employees[1]	3,781	3,336
Accrued expenses[1][4]	6,210	5,134
Capital creditors[1]	470	269
Compensated absences	2,322	2,078
Payable for acquisition of business – Contingent consideration[2]	11	–
Other payables[1][5]	1,206	933
Foreign currency forward and options contracts[2][3]	56	21
Total current other financial liabilities	**14,101**	**11,808**
Total other financial liabilities	**16,092**	**13,749**
[1] Financial liability carried at amortized cost	13,593	11,569
[2] Financial liability carried at fair value through profit or loss	54	20
[3] Financial liability carried at fair value through other comprehensive income	33	1
[4] Includes dues to subsidiaries	56	29
[5] Includes dues to subsidiaries	669	405
Financial liability towards contingent consideration on an undiscounted basis	33	–

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third-party software and hardware.

2.14 Trade payables

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Outstanding dues of micro enterprises and small enterprises	8	92
Outstanding dues of creditors other than micro enterprises and small enterprises[1]	2,720	2,401
Total trade payables	**2,728**	**2,493**
[1] Includes dues to subsidiaries	900	778

The information as required to be disclosed pursuant under the Micro, Small and Medium Enterprises Development Act, 2006 (MSMED Act, 2006) has been determined to the extent such parties have been identified on the basis of information available with the Company.

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Amount remaining unpaid :		
Principal	8	92
Interest	–	–
Interest paid by the Company under MSMED Act, 2006 along with the amounts of the payment made to the supplier beyond the appointed day	9	6
Interest due and payable for the period of delay in making payment (which has been paid but beyond the appointed day during the year) but without adding the interest specified under the MSMED Act, 2006);	–	–
Interest accrued and remaining unpaid at the end of the year	–	–
Interest remaining due and payable (pertaining to prior years), until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under Section 23 of MSMED Act 2006.	–	–

The trade payables ageing schedule for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Not due	Outstanding for following periods from due date of payment				Total
		Less than 1 year	1-2 years	2-3 years	More than 3 years	
Outstanding dues to MSME	8	–	–	–	–	8
	92	–	–	–	–	92
Others	1,557	1,163	–	–	–	2,720
	2,039	362	–	–	–	2,401
Total trade payables	**2,131**	**362**	–	–	–	**2,493**

Relationship with struck off companies

There are no transactions with struck off companies for the year ending March 31, 2025 and March 31, 2024.

2.15 Other liabilities

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Non-current		
Others		
Accrued defined benefit liability	74	123
Others	21	27
Total non-current other liabilities	**95**	**150**
Current		
Unearned revenue	6,713	5,698

Particulars	As at March 31,	
	2025	2024
Others		
Withholding taxes and others	2,433	1,974
Accrued defined benefit liability	3	2
Others	10	7
Total current other liabilities	**9,159**	**7,681**
Total other liabilities	**9,254**	**7,831**

2.16 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Company recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Company settles the obligation.

a. Post-sales client support

The Company provides its clients with a fixed-period post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Current		
Others		
Post-sales client support and other provisions	993	1,464
Total provisions	**993**	**1,464**

The movement in the provision for post-sales client support is as follows :

(In ₹ crore)

Particulars	As at March 31, 2025
Balance at the beginning	**1,464**
Provision recognized / (reversed)	119
Provision utilized	(618)
Translation difference	28
Balance at the end	**993**

Provision for post-sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.17 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Statement of Profit and Loss comprises:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Current taxes	10,836	7,306
Deferred taxes	(963)	1,413
Income tax expense	**9,873**	**8,719**

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Profit before income taxes	35,441	35,953
Enacted tax rates in India	25.17%	34.94%
Computed expected tax expense	8,920	12,564
Tax effect due to non-taxable income for Indian tax purposes	–	(3,009)
Overseas taxes	1,064	1,081
Tax provision (reversals)	97	(913)
Effect of exempt non-operating income	(413)	(1,086)
Effect of non-deductible expenses	168	135
Effect of differential tax rates	–	(189)
Others	37	136
Income tax expense	**9,873**	**8,719**

The applicable Indian corporate statutory tax rate for the year ended March 31, 2025 is 25.17% and for the year ended March 31, 2024 is 34.94%.

Income tax expense for the year ended March 31, 2025 and March 31, 2024 includes provisions (net of reversals) of ₹97 crore and reversals (net of provisions) of ₹913 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ended March 31, 2025, the Company received orders under Section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of ₹327 crore was recognised and provision for income tax aggregating ₹183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹1,068 crore has been reduced from contingent liabilities.

During the year ended March 31, 2024, the Company received orders under Sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of ₹1,933 crore was recognised and provision for income tax aggregating ₹525 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹1,628 crore has been reduced from contingent liabilities.

The foreign tax expense is due to income taxes payable overseas, principally in the United States.

In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act (SEZs), 2005 in the prior years. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. (Refer to Special Economic Zone Re-investment reserve under Note 2.12 Equity).

Deferred income tax for the year ended March 31, 2025 and March 31, 2024 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2025, Infosys' US branch net assets amounted to approximately ₹7,755 crore. As at March 31, 2025, the Company has a deferred tax liability for branch profit tax of ₹271 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹16,593 crore and ₹10,776 crore as at March 31, 2025 and March 31, 2024, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Company majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax-free manner.

Deferred income tax assets have not been recognized on accumulated losses of ₹1,466 crore and ₹1,358 crore as at March 31, 2025 and March 31, 2024, respectively as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future. Majority of the accumulated losses as at March 31, 2025 will expire between financial years 2028 to 2030.

The details of income tax assets and income tax liabilities as at March 31, 2025 and March 31, 2024 are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Income tax assets	4,113	8,912
Current income tax liabilities	4,016	2,962
Net current income tax assets / (liabilities) at the end	**97**	**5,950**

The gross movement in the current income tax assets / (liabilities) for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Net current income tax assets / (liabilities) at the beginning	**5,950**	**3,082**
Income tax paid*	4,601	8,235
Interest receivable on income tax refund	327	1,934
Current income tax expense	(10,836)	(7,306)
Income tax benefit arising on exercise of stock options	39	3
Income tax on other comprehensive income	13	2
Transfer on account of liquidation of subsidiary	3	–
Net current income tax assets / (liabilities) at the end	**97**	**5,950**

* net of refund

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2025 is as follows:

(In ₹ crore)

Particulars	Carrying value as of April 1, 2024	Changes through profit and loss	Changes through OCI	Translation difference	Carrying value as of March 31, 2025
Deferred income tax assets / (liabilities)					
Property, plant and equipment	280	15	–	1	296
Lease liabilities	173	(53)	–	–	120
Trade receivables	181	(5)	–	–	176
Compensated absences	542	65	–	–	607
Post-sales client support	19	14	–	–	33
Derivative financial instruments	(11)	(21)	8		(24)
Credits related to branch profits	811	(37)	–	17	791
Intangibles through business transfer	1	(1)	–	–	–
Branch profit tax	(1,080)	41	–	(23)	(1,062)
SEZ reinvestment reserve	(1,939)	554	–	–	(1,385)
Interest receivable on income tax refund	(487)	416	–	–	(71)
Others	1	(25)	(21)	(1)	(46)
Total deferred income tax assets / (liabilities)	**(1,509)**	**963**	**(13)**	**(6)**	**(565)**

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2024 was as follows:

(In ₹ crore)

Particulars	Carrying value as of April 1, 2023	Changes through profit and loss	Changes through OCI	Translation difference	Carrying value as of March 31, 2024
Deferred income tax assets / (liabilities)					
Property, plant and equipment	211	69	–	–	280
Lease liabilities	199	(26)	–	–	173
Trade receivables	211	(30)	–	–	181
Compensated absences	501	41	–	–	542
Post-sales client support	188	(169)	–	–	19
Derivative financial instruments	–	(7)	(4)	–	(11)
Credits related to branch profits	718	84	–	9	811
Intangibles through business transfer	2	(1)	–	–	1
Branch profit tax	(866)	(202)	–	(12)	(1,080)
SEZ reinvestment reserve	(1,329)	(610)	–	–	(1,939)
Interest receivable on income tax refund	–	(487)	–	–	(487)
Others	78	(75)	(4)	2	1
Total deferred income tax assets / (liabilities)	**(87)**	**(1,413)**	**(8)**	**(1)**	**(1,509)**

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Deferred income tax assets after set off	497	–
Deferred income tax liabilities after set off	(1,062)	(1,509)

In assessing the reliazibility of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company's Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company's best estimate determined based on the expected value method.

2.18 Revenue from operations

Accounting policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company's core and digital offerings (together called as "software-related services"). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company's contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Company considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct

performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Revenue from software services	135,525	128,637
Revenue from products and platforms	1,067	296
Total revenue from operations	**136,592**	**128,933**

Products & platforms

The Company derives revenues from the sale of products and platforms including Infosys Applied AI which applies next-generation AI and machine learning.

The percentage of revenue from fixed-price contracts for the Year ended March 31, 2025 and March 31, 2024 is 58% and 56%, respectively.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company's Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company's receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed-price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed-price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

During the year ended March 31, 2025 and March 31, 2024 , the Company recognized revenue of ₹4,404 crore and ₹4,189 crore arising from opening unearned revenue as of April 1, 2024 and April 1, 2023 respectively.

During the year ended March 31, 2025 and March 31, 2024, ₹4,448 crore and ₹6,396 crore of unbilled revenue pertaining to other fixed-price and fixed-timeframe contracts as of April 1, 2024 and April 1, 2023, respectively has been reclassified to trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time-and-material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2025, other than those meeting the exclusion criteria mentioned above, is ₹90,815 crore. Out of this, the Company expects to recognize revenue of around 50.9% within the next one year and around 20.4% between one and two years and remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2024 is ₹80,334 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 Other income, net

2.19.1 Other income

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain / loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.19.2 Foreign currency

Accounting policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	121	131
Deposit with bank and others	1,051	665
Interest income on financial assets carried at fair value through other comprehensive income		
Non-convertible debentures, commercial papers, certificates of deposit and government securities	1,005	898
Income on investments carried at fair value through other comprehensive income	2	–
Income on investments carried at fair value through profit or loss		
Gain / (loss) on liquid mutual funds and other investments	242	224
Gain / (loss) on investments carried at amortized cost		
Gain / (loss) on tax-free bonds	4	–
Interest on income tax refund	340	1,936
Dividend received from subsidiary	1,522	2,976
Exchange gains / (losses) on foreign currency forward and options contracts	(206)	111
Exchange gains / (losses) on translation of other assets and liabilities	478	214
Miscellaneous income, net	223	262
Total other income	**4,782**	**7,417**

2.20 Expenses

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Employee benefit expenses		
Salaries including bonus	64,296	62,383
Contribution to provident and other funds	2,080	1,972
Share-based payments to employees *(Refer to Note 2.12)*	712	575
Staff welfare	378	209
	67,466	**65,139**

Particulars	Year ended March 31,	
	2025	2024
Cost of software packages and others		
For own use	1,947	1,635
Third-party items bought for service delivery to clients	7,670	5,256
	9,617	**6,891**
Other expenses		
Power and fuel	196	172
Brand and marketing	1,067	851
Rates and taxes	257	248
Repairs and maintenance	965	953
Consumables	32	23
Insurance	242	172
Provision for post-sales client support and others	(114)	77
Commission to non-whole time directors	18	16
Impairment loss recognized / (reversed) under expected credit loss model	(7)	130
Auditor's remuneration		
Statutory audit fees	8	8
Tax matters	–	–
Other services	–	–
Contributions towards Corporate Social Responsibility (Refer to Note 2.25)	540	492
Others	293	446
	3,497	**3,588**

2.21 Employee benefits

Accounting policy

2.21.1 Gratuity and pensions

The Company provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust ("the Trust"). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws.

These plans are managed by third-party fund managers. The plans provide for periodic payouts after retirement and / or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.21.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.21.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.21.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

a. Gratuity and Pension

The details of the defined benefit retirement plans and the amounts recognized in the *Standalone financial statements* as at March 31, 2025 and March 31, 2024 are as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	As at March 31,		As at March 31,	
	2025	2024	2025	2024
Change in benefit obligations				
Benefit obligations at the beginning	1,830	1,524	686	591
Service cost	305	280	28	30
Interest expense	122	104	11	11
Past service cost – plan amendments	–	–	–	(28)
Transfer	4	32	–	–
Remeasurements – Actuarial (gains) / losses	73	22	57	18
Employee contribution	–	–	24	23
Benefits paid	(158)	(132)	(18)	29
Translation difference	1	–	37	12
Benefit obligations at the end	**2,177**	**1,830**	**825**	**686**
Change in plan assets				
Fair value of plan assets at the beginning	1,817	1,516	650	537
Interest income	132	110	11	10
Transfer	4	3	–	–
Remeasurements- Return on plan assets excluding amounts included in interest income	20	15	48	11
Employee contribution	–	–	24	23
Employer contribution	590	303	28	29
Benefits paid	(155)	(130)	(18)	29
Translation difference	(1)	–	32	11
Fair value of plan assets at the end	**2,407**	**1,817**	**775**	**650**
Funded status	**230**	**(13)**	**(50)**	**(36)**
Defined benefit plan asset *(Refer to Note 2.10)*	257	9	–	–
Defined benefit plan liability	(27)	(22)	(50)	(36)

The amount for the year ended March 31, 2025 and March 31, 2024 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
Service cost	305	280	28	30
Net interest on the net defined benefit liability / asset	(10)	(6)	–	1
Plan amendments	–	–	–	(28)
Net cost	**295**	**274**	**28**	**3**

The amount for the year ended March 31, 2025 and March 31, 2024 recognized in the statement of other comprehensive income are as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
Remeasurements of the net defined benefit liability / (asset)				
Actuarial (gains) / losses	73	22	57	18
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(20)	(15)	(48)	(11)
	53	**7**	**9**	**7**

Break up of actuarial (gains) / losses for year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
(Gain) / loss from change in demographic assumptions	–	–	–	–
(Gain) / loss from change in financial assumptions	39	9	36	16
(Gain) / loss from change in experience assumptions	34	13	21	2
	73	**22**	**57**	**18**

The weighted-average assumptions used to determine benefit obligations as at March 31, 2025 and March 31, 2024 are as follows:

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
Discount rate (in %)[1]	6.50	7	0.9-3.4	1.5-3.4
Weighted average rate of increase in compensation levels (in %)[2]	6	6	1-3	1-3
Weighted average duration of defined benefit obligation[3]	5.7 years	5.8 years	13 years	12 years

[1] For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

[2] The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends, inflation in respective markets and management's estimate of future salary increases.

[3] Attrition rate considered is the Management's estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2025 and March 31, 2024 are as follows:

(In %)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
Discount rate	7.0	7.1	1.5-3.4	1.8-3.2
Weighted average rate of increase in compensation levels	6	6	1-3	1-3

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Company assesses all the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are diversified and provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurement) of the gratuity plan for the year ended March 31, 2025 and March 31, 2024 were ₹152 crore and ₹125 crore, respectively and for the pension plan were ₹59 crore and ₹21 crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The details of major plan assets into various categories as at March 31, 2025 and March 31, 2024 are as follows:

(In %)

Particulars	Pension	
	As at March 31,	
	2025	2024
Equity	34	34
Bonds	30	32
Real estate / property	26	26
Cash and cash equivalents	1	1
Other	9	7

These defined benefit plans expose the Company to actuarial risk which are set out below:

- **Interest rate risk:** The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.
- **Life expectancy and investment risk:** The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don't achieve the investment return implied by these conversion rates.
- **Asset volatility:** A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members' account balances.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows :

(In ₹ crore)

Impact from	As at March 31, 2025	
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	122	38
Weighted average rate of increase in compensation level	123	4

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of defined benefit obligation, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company expects to contribute ₹350 crore to gratuity and ₹27 crore to pension during the fiscal 2026.

Maturity profile of defined benefit obligation:

(In ₹ crore)

Particulars	Gratuity	Pension
Within 1 year	267	46
1-2 year	268	49
2-3 year	292	50
3-4 year	278	54
4-5 year	255	50
5-10 years	950	222

b. Superannuation

The Company contributed ₹493 crore and ₹493 crore to the Superannuation trust during the year ended March 31, 2025 and March 31, 2024 respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Change in benefit obligations		
Benefit obligations at the beginning	11,879	10,527
Service cost	952	880
Employee contribution	1,683	1,652
Interest expense	862	764
Actuarial (gains) / loss	218	96
Benefits paid	(1,727)	(2,040)
Benefit obligations at the end	**13,867**	**11,879**
Change in plan assets		
Fair value of plan assets at the beginning	11,812	10,184
Interest income	858	740
Remeasurements – Return on plan assets excluding amounts included in interest income	245	234
Employer contribution	1,057	1,042
Employee contribution	1,683	1,652
Benefits paid	(1,727)	(2,040)
Fair value of plan assets at the end	**13,928**	**11,812**
Funded status [surplus / (deficit)]	61	(67)
Irrecoverable surplus (effect of asset ceiling)	(61)	–
Net defined benefit asset / (liability)	**–**	**(67)**

Amount for the year ended March 31, 2025 and March 31, 2024 recognized in the statement of other comprehensive income is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Service cost	952	880
Net interest on the net defined benefit liability / asset	4	24
Net provident fund cost	**956**	**904**

Amount for the year ended March 31, 2025 and March 31, 2024 recognized in the statement of other comprehensive income is as follows:

Particulars	As at March 31,	
	2025	**2024**
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	218	96
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(245)	(234)
Asset ceiling effect	61	–
	34	**(138)**

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at March 31,	
	2025	**2024**
Government of India (GOI) bond yield[1]	6.50%	7.00%
Expected rate of return on plan assets	8.00%	8.20%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.25%	8.25%

[1] In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2025 and March 31, 2024 is as follows:

(In %)

Particulars	As at March 31,	
	2025	2024
Central and State government bonds	60	60
Public sector undertakings and Private sector bonds	28	30
Others	12	10

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of PF liability exposes the Company to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2025 the defined benefit obligation would be affected by approximately ₹129 crore and ₹129 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Company contributed ₹1158 crore and ₹1,100 crore to the provident fund during the year ended March 31, 2025 and March 31, 2024, respectively. The same has been recognized in the net profit in the Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

Employee benefits cost include:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Salaries and bonus[(1)]	65,492	63,274
Defined contribution plans	493	493
Defined benefit plans	1,481	1,372
	67,466	**65,139**

(1) Includes employee stock compensation expense of ₹712 crore and ₹575 crore for the year ended March 31, 2025 and March 31, 2024, respectively (Refer to Note 2.12).

2.22 Earnings per equity share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is the computation of basic earnings per equity share:

Particulars	Year ended March 31,	
	2025	2024
Profit for the year (in ₹ crore)	25,568	27,234
Basic earnings per equity share – weighted average number of equity shares outstanding	415,19,36,905	415,00,99,796
Basic earnings per equity share (₹)	**61.58**	**65.62**

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share and computation of diluted earnings per equity share:

Particulars	Year ended March 31,	
	2025	2024
Profit for the year (in ₹ crore)	25,568	27,234
Weighted average number of equity shares outstanding used in computing in basic earnings per equity share	415,19,36,905	415,00,99,796
Effect of dilutive common equivalent shares – share options outstanding	79,68,571	38,94,828
Weighted average number of equity shares and common equivalent shares outstanding used in computing diluted earnings per equity share	**415,99,05,476**	**415,39,94,624**
Diluted earnings per equity share (₹)	**61.46**	**65.56**

For the years ended March 31, 2025 and March 31, 2024, there were Nil and 47,395 options to purchase equity shares which had an anti-dilutive effect.

2.23 Contingent liabilities and commitments

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Contingent liabilities:		
Claims against the Company, not acknowledged as debts[(1)]	1,772	2,649
[Amount paid to statutory authorities ₹3,815 crore (₹8,283 crore)]		
Commitments:		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for		
(net of advances and deposits)[(2)]	868	688
Other commitments*	27	5

* Uncalled capital pertaining to investments

(1) As at March 31, 2025 and March 31, 2024, claims against the Company not acknowledged as debts in respect of income tax matters amounted to ₹1,290 crore and ₹2,260 crore, respectively.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company financial position and results of operations

Amount paid to statutory authorities against the tax claims amounted to ₹3,810 crore and ₹8,273 crore as at March 31, 2025 and March 31, 2024, respectively.

(2) Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company's management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company's results of operations or financial condition.

2.24 Related party transactions

List of related parties

(In %)

Name of subsidiaries	Country	Holdings as at March 31,	
		2025	2024
Infosys Technologies (China) Co. Limited (Infosys China)[1]	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)[1]	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden)[1]	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)[1]	China	100	100
EdgeVerve Systems Limited (EdgeVerve)[1]	India	100	100
Infosys Austria GmbH[1]	Austria	100	100
Skava Systems Private Limited (Skava Systems)[1][35]	India	–	100
Infosys Chile SpA[1]	Chile	100	100
Infosys Arabia Limited[2][20]	Saudi Arabia	70	70
Infosys Consulting Ltda.[1]	Brazil	100	100
Infosys Luxembourg S.a.r.l[1]	Luxembourg	100	100
Infosys Americas Inc. (Infosys Americas)[1][23]	US	–	–
Infosys Consulting S.R.L.[2]	Argentina	100	100
Infosys Romania S.r.l. *(formerly Infosys Consulting S.R.L. (Romania))*[1]	Romania	100	100
Infosys Limited Bulgaria EOOD[1]	Bulgaria	100	100
Infosys Turkey Bilgi Teknolojileri Limited Sirketi[1]	Turkey	100	100
Infosys Germany Holding Gmbh[1]	Germany	100	100
Infosys Automotive and Mobility GmbH & Co. KG[1]	Germany	100	100
Infosys Green Forum[1]	India	100	100
Infosys Business Solutions LLC[1]	Qatar	100	100
WongDoody Inc.[1][37]	US	–	100
IDUNN Information Technology Private Limited *(formerly Danske IT and Support Services India Private Limited ("Danske IT"))*[1][25]	India	100	100
Infosys Public Services, Inc. USA (Infosys Public Services)[1]	US	100	100
Infosys Public Services Canada Inc.[11]	Canada	100	100
Infosys BPM Limited[1]	India	100	100
Infosys BPM UK Limited[3]	UK	100	100
Infosys (Czech Republic) Limited s.r.o.[3]	Czech Republic	100	100
Infosys Poland Sp z.o.o[3]	Poland	100	100
Infosys McCamish Systems LLC[3]	US	100	100
Portland Group Pty Ltd[3]	Australia	100	100
Infosys BPO Americas LLC.[3]	US	100	100
Infosys BPM Canada Inc[3][24][29]	Canada	–	–
Panaya Inc. (Panaya)[1]	US	100	100
Panaya Ltd.[4]	Israel	100	100
Panaya Germany GmbH[4]	Germany	100	100
Brilliant Basics Holdings Limited (Brilliant Basics)[1][20]	UK	100	100
Brilliant Basics Limited[5][20]	UK	100	100
Infosys Consulting Holding AG[1]	Switzerland	100	100
Infosys Management Consulting Pty Limited[6]	Australia	100	100
Infosys Consulting AG[6]	Switzerland	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2025	2024
Infosys Consulting GmbH[6]	Germany	100	100
Infosys Consulting SAS[6]	France	100	100
Infy Consulting B.V.[6]	The Netherlands	100	100
Infosys Consulting (Belgium) NV[6]	Belgium	100	100
Infy Consulting Company Ltd[6]	UK	100	100
GuideVision s.r.o.[7]	Czech Republic	100	100
GuideVision Deutschland GmbH[8]	Germany	100	100
GuideVision Suomi Oy[8]	Finland	100	100
GuideVision Magyarország Kft[8]	Hungary	100	100
GuideVision Polska Sp. z.o.o[8]	Poland	100	100
GuideVision UK Ltd[8][20]	UK	100	100
Infosys Nova Holdings LLC. (Infosys Nova)[1]	US	100	100
Outbox systems Inc. dba Simplus (US)[9][38]	US	–	100
Simplus ANZ Pty Ltd.[9]	Australia	100	100
Simplus Australia Pty Ltd[10]	Australia	100	100
Simplus Philippines, Inc.[9]	Philippines	100	100
Kaleidoscope Animations, Inc.[9][38]	US	–	100
Kaleidoscope Prototyping LLC[17][27]	US	–	–
Blue Acorn iCi Inc *(formerly Beringer Commerce Inc)*[9][38]	US	–	100
Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*[1]	Singapore	100	100
Infosys Financial Services GmbH. *(formerly Panaya GmbH)*[12]	Germany	100	100
Infosys South Africa (Pty) Ltd[12]	South Africa	100	100
Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*[12]	Malaysia	100	100
Infosys Middle East FZ LLC[12]	Dubai	100	100
Infosys Norway[12]	Norway	100	100
Infosys Compaz Pte. Ltd[13]	Singapore	60	60
HIPUS Co., Ltd[13]	Japan	81	81
Fluido Oy[12]	Finland	100	100
Fluido Sweden AB[14]	Sweden	100	100
Fluido Norway A/S[14]	Norway	100	100
Fluido Denmark A/S[14]	Denmark	100	100
Fluido Slovakia s.r.o[14]	Slovakia	100	100
Infosys Fluido UK, Ltd.[14]	UK	100	100
Infosys Fluido Ireland, Ltd.[15]	Ireland	100	100
Stater N.V.[13]	The Netherlands	75	75
Stater Nederland B.V.[16]	The Netherlands	75	75
Stater XXL B.V.[16]	The Netherlands	75	75
HypoCasso B.V.[16]	The Netherlands	75	75
Stater Participations B.V.[28]	The Netherlands	–	–
Stater Belgium N.V./S.A.[16][28]	Belgium	75	75
Stater Gmbh[16]	Germany	75	75
Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*[12]	Germany	100	100
Wongdoody Gmbh *(formerly known as oddity GmbH)*[18]	Germany	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2025	2024
WongDoody (Shanghai) Co. Limited *(formerly known as oddity (Shanghai) Co., Ltd.)*[19]	China	100	100
WongDoody limited (Taipei) *(formerly known as oddity Limited (Taipei))*[19]	Taiwan	100	100
oddity space GmbH[18][26]	Germany	–	–
oddity jungle GmbH[18][26]	Germany	–	–
oddity code GmbH[18][26]	Germany	–	–
WongDoody d.o.o *(formerly known as oddity code d.o.o)*[19][26]	Serbia	100	100
oddity waves GmbH[18][26]	Germany	–	–
oddity group services GmbH[18][26]	Germany	–	–
BASE life science A/S[12]	Denmark	100	100
BASE life science AG[21]	Switzerland	100	100
BASE life science GmbH[21]	Germany	100	100
BASE life science S.A.S[21]	France	100	100
BASE life science Ltd.[21]	UK	100	100
BASE life science S.r.l.[21]	Italy	100	100
Innovisor Inc.[21]	US	100	100
BASE life science Inc.[21]	US	100	100
BASE life science S.L.[21]	Spain	100	100
InSemi Technology Services Private Limited[30]	India	100	–
Elbrus Labs Private Limited[30][22]	India	100	–
Infosys Services (Thailand) Limited[1][32]	Thailand	100	–
Infy tech SAS[12][31]	France	100	–
in-tech Holding GmbH[33][39]	Germany	–	–
in-tech GmbH[33]	Germany	100	–
Friedrich & Wagner Asia Pacific GmbH[33][39]	Germany	–	–
drivetech Fahrversuch GmbH[33]	Germany	100	–
ProIT[33]	Romania	100	–
in-tech Automotive Engineering de R.L. de C.V[33][20]	Mexico	100	–
Friedrich Wagner Holding Inc.[33][20]	US	100	–
in-tech Automotive Engineering SL[33]	Spain	100	–
in-tech Automotive Engineering LLC[33][36]	US	–	–
in-tech Services LLC[33][36]	US	–	–
in-tech Engineering s.r.o[33]	Czech Republic	100	–
in-tech Engineering GmbH[33]	Austria	100	–
in-tech Engineering services S.R.L[33]	Romania	100	–
in-tech Group Ltd[33]	UK	100	–
In-tech Automotive Engineering Shenyang Co. Ltd[33]	China	100	–
in-tech Group India Private Ltd[33]	India	100	–
In-tech Automotive Engineering Beijing Co., Ltd[33]	China	100	–
Blitz 24-893 SE[34]	Germany	100	–
Infosys Limited SPC[1][40]	Oman	100	–
Infosys BPM Netherlands B.V.[3][41]	The Netherlands	100	–

[1] Wholly-owned subsidiary of Infosys Limited

[2] Majority-owned and controlled subsidiary of Infosys Limited

[3] Wholly-owned subsidiary of Infosys BPM Limited

[4] Wholly-owned subsidiary of Panaya Inc.

[5] Wholly-owned subsidiary of Brilliant Basics Holding Limited.

[6] Wholly-owned subsidiary of Infosys Consulting Holding AG

[7] Wholly-owned subsidiary of Infy Consulting Company Limited

[8] Wholly-owned subsidiary of GuideVision s.r.o.

[9] Wholly-owned subsidiary of Infosys Nova Holdings LLC

[10] Wholly-owned subsidiary of Simplus ANZ Pty Ltd

[11] Wholly-owned subsidiary of Infosys Public Services, Inc.

[12] Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*

[13] Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*

[14] Wholly-owned subsidiary of Fluido Oy

[15] Wholly-owned subsidiary of Infosys Fluido UK, Ltd.

[16] Wholly-owned subsidiary of Stater N.V

[17] Wholly-owned subsidiary of Kaleidoscope Animations, Inc.

[18] Wholly-owned subsidiary of Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*

[19] Wholly-owned subsidiary of Wongdoody Gmbh *(formerly known as oddity GmbH)*

[20] Under liquidation

[21] Wholly-owned subsidiary of BASE life science A/S

[22] Wholly-owned subsidiary of InSemi Technology Services Private Limited

[23] Liquidated effective July 14, 2023

[24] Incorporated on August 11, 2023

[25] On September 1, 2023, Infosys Limited acquired 100% of voting interests in IDUNN Information Technology Private Limited *(formerly Danske IT and Support Services India Private Limited ("Danske IT"))*

[26] On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH).

[27] Kaleidoscope Prototyping LLC, a wholly-owned subsidiary of Kaleidoscope Animations is liquidated effective November 1, 2023.

[28] On November 24, 2023, Stater Participations B.V (a wholly-owned subsidiary of Stater N.V.) merged with Stater N.V. and Stater Belgium N.V./S.A which was formerly a wholly owned subsidiary of Stater Participations B.V. became a wholly-owned subsidiary of Stater N.V.

[29] On March 15, 2024, Infosys BPM Canada Inc., a Wholly-owned subsidiary of Infosys BPM Limited got dissolved.

[30] On May 10, 2024, Infosys Limited acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited

[31] Incorporated on July 03, 2024

[32] Incorporated on July 26, 2024

[33] On July 17, 2024, Infosys Germany GmbH, a wholly-owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, ProIT, in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Beijing Co., Ltd). Subsequently on September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.

[34] On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Blitz 24-893 SE

[35] Liquidated effective November 14, 2024

[36] Liquidated effective November 30, 2024

[37] WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025.

[38] Kaleidoscope Animations, Blue Acorn iCi Inc and Outbox systems Inc. dba Simplus (US) merged into Infosys Nova Holdings LLC effective January 1, 2025.

[39] In-tech Holding GmbH and Friedrich and Wagner Asia Pacific GmbH merged into in-tech GmbH effective January 1, 2025.

[40] Incorporated on December 12, 2024

[41] Incorporated on March 20, 2025

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation	India	Trust jointly controlled by KMP

Refer to Note 2.21 for information on transactions with post employment benefit plans mentioned above.

List of key management personnel

Whole-time Directors

Salil Parekh , Chief Executive Officer and Managing Director

Non-whole-time directors

Nandan M. Nilekani

D. Sundaram

Micheal Gibbs

Bobby Parikh

Chitra Nayak

Govind Iyer

Helene Auriol Potier (appointed as independent director effective May 26, 2023)

Nitin Paranjpe (appointed as an additional and independent director effective January 1, 2024)

Uri Levine (retired as independent director effective April 19, 2023)

Executive Officers

Inderpreet Sawhney, Chief Legal Officer and Chief Compliance Officer

Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Nilanjan Roy (resigned as Chief Financial Officer of the Company effective March 31, 2024)

Shaji Mathew, Chief Human Resources Officer

Mohit Joshi (resigned as President effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the Company)

Company Secretary

A. G. S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2025 and March 31, 2024 are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Trade receivables		
BASE life science A/S	3	3
BASE life science AG	–	2
Infosys China	1	2
Infosys Mexico	2	3
Infosys BPM Limited	13	15
Infy Consulting Company Limited	8	12
Infosys Public Services	93	55
Infosys Public Services Canada Inc.	2	10
Infosys Sweden	25	7
Fluido Oy	7	3
Fluido Denmark A/S	4	–
Simplus Australia Pty Ltd	–	1
Infosys McCamish Systems LLC	6	45
Panaya Ltd	1	2
Infosys Compaz Pte Ltd	27	55
Stater Nederland B.V.	8	1
Infosys Luxembourg S.a.r.l	27	25
Infosys Chile SPA	1	4
Infosys South Africa (Pty) Ltd	2	–
HIPUS Co., Ltd	1	1
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	–	3
Infosys Middle East FZ LLC	9	10
Infosys Nova Holdings LLC	10	–
	250	**259**
Loans		
Insemi Technology Service	10	–
	10	**–**
Prepaid expense and other assets		
Panaya Ltd	127	151
GuideVision, s.r.o.	1	1
EdgeVerve Systems Limited	23	–
Infosys Green Forum	–	3
	151	**155**
Other financial assets		
Infosys BPM Limited	16	19
Infosys Consulting GmbH	3	5
Infosys China	23	31
Infosys Shanghai	–	6
Infy Consulting Company Limited	23	31
Infosys Management Consulting Pty Ltd	2	2

Particulars	As at March 31,	
	2025	2024
Infosys Consulting AG	3	6
Infosys Consulting Ltda	–	1
Infy Consulting B.V.	1	3
Fluido Oy	7	1
Infosys McCamish Systems LLC	111	68
Infosys Singapore Pte. Ltd	–	1
Infosys Automotive and Mobility GmbH & Co. KG	2,584	1,815
Infosys Poland Sp. Z.o.o	–	7
Fluido Sweden AB	2	–
Fluido Denmark A/S	3	2
Infosys Fluido UK Ltd	1	–
Infosys Consulting S.R.L. (Romania)	3	3
Infosys Consulting (Belgium) NV	–	4
WongDoody, Inc	–	6
Infosys Public Services	5	9
Simplus Philippines, Inc.	4	1
Simplus Australia Pty Ltd	2	–
Outbox systems Inc. dba Simplus (US)	–	2
Infosys Luxembourg S.a.r.l	1	2
Infosys Business Solutions LLC	2	2
Infosys Compaz PTE Ltd	–	1
Kaleidoscope Animations, Inc.	–	2
Portland Group Pty Ltd	–	2
GuideVision, s.r.o.	2	2
Infosys (Czech Republic) Limited s.r.o.	–	1
Danske IT	1	4
WongDoody GmbH (formerly known as oddity GmbH)	14	1
Blue Acorn iCi Inc	–	2
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	2	2
Infosys Austria GMBH	–	2
Infosys Consulting S.R.L. (Argentina)	3	1
BASE life science SL	2	–
BASE life science A/S	3	1
Infosys Public Services Canada Inc.	–	1
Infosys Norway	2	1
Infosys Sweden	1	–
Infosys Middle East FZ LLC	–	1
HIPUS Co., Ltd	2	1
EdgeVerve Systems Limited	2	–
Fluido Norway AS	1	–
GuideVision Magyarország Kft.	2	–
Infosys Nova Holdings LLC	28	–
Infosys Services Thailand	1	–

Particulars	As at March 31,	
	2025	2024
Infosys South Africa (Pty) Ltd	1	–
	2,863	2,052
Unbilled revenues		
EdgeVerve Systems Limited	113	101
Infosys Consulting S.R.L.(Romania)	1	1
Infosys McCamish Systems LLC	45	45
Infosys Poland sp. z o o	1	1
Stater Nederland B.V.	5	5
	165	153
Trade payables		
Infosys China	19	17
Infosys BPM Limited	136	135
Infosys (Czech Republic) Limited s.r.o.	15	33
Infosys Mexico	25	54
Infosys Sweden	53	98
Infosys Shanghai	13	14
Infosys Management Consulting Pty Ltd	20	29
Infosys Singapore Pte. Ltd	16	15
Infy Consulting Company Limited	370	165
Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*	12	13
Panaya Ltd	5	5
Infosys Public Services	1	1
Portland Group Pty Ltd	2	3
Infosys Chile SpA	2	3
Infosys Compaz Pte Ltd	4	2
Infosys Middle East FZ LLC	3	3
Infosys Poland Sp. Z.o.o	42	34
Infosys Luxembourg S.a.r.l	8	–
Infosys Consulting S.R.L. (Romania)	44	25
Fluido Oy	5	6
Fluido Sweden AB	3	5
EdgeVerve Systems Limited	13	2
WongDoody, Inc	–	63
Fluido Denmark A/S	1	1
Infosys Fluido UK Ltd	6	5
BASE life science AG	1	1
BASE life science GmbH	1	1
BASE life science Ltd.	2	2
Wongdoody D.O.O	1	1
WongDoody GmbH (formerly known as oddity GmbH)	2	2
BASE life science SL	2	1
BASE life science Inc.	1	–
Infosys Business Solutions LLC	1	3

Particulars	As at March 31,	
	2025	2024
Infosys South Africa (Pty) Ltd	6	4
Infosys Norway	6	6
Infosys McCamish Systems LLC	–	1
Infosys Limited Bulgaria EOOD	6	6
WongDoody Limited(Taipei)	–	1
Infosys Consulting Ltda	9	17
BASE life science A/S	4	1
Infosys Nova Holdings LLC	40	–
	900	778
Other financial liabilities		
Infosys BPM Limited	47	44
Infosys Mexico	2	2
Infosys China	–	7
Infosys Shanghai	–	5
Infosys Norway	1	1
Outbox systems Inc. dba Simplus (US)	–	27
GuideVision, s.r.o.	11	5
Simplus Australia Pty Ltd	5	9
Simplus Philippines, Inc.	2	4
GuideVision Polska SP. Z O.O.	1	1
Kaleidoscope Animations, Inc.	–	46
Infosys Public Services	10	5
GuideVision Magyarország Kft.	1	1
Infosys Consulting Ltda	2	1
Infosys Consulting AG	1	2
Infosys Automotive and Mobility GmbH & Co. KG	320	162
Danske IT	16	16
Infy Consulting Company Limited	15	14
Infosys South Africa (Pty) Ltd	5	1
Infosys Sweden	5	4
Infosys Compaz PTE Ltd	6	1
Infosys McCamish Systems LLC	7	2
Infosys Green Forum	2	5
Infosys Consulting (Belgium) NV	–	4
Blue Acorn iCi Inc	–	35
GuideVision Deutschland GmbH	1	–
Infosys Middle East FZ LLC	–	1
BASE life science A/S	2	–
Infosys Consulting GmbH	1	–
Infosys Luxembourg S.a.r.l	6	–
Infosys Nova Holdings LLC	200	–
	669	405
Accrued expenses		
BASE life science A/S	1	–

Particulars	As at March 31,	
	2025	2024
EdgeVerve Systems Limited	13	–
Infosys BPM Limited	29	29
BASE life science Ltd	1	–
Infosys Germany Holding GmbH	7	–
Infosys Nova Holdings LLC	4	–
In-tech group Ltd.	1	–
	56	**29**

(In ₹ crore)

Particulars	Maximum amount outstanding during the Year ended March 31,	
	2025	2024
Loans and advances in the nature of loans given to subsidiaries		
Insemi Technology Service	10	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	–	57

The details of the related parties transactions entered into by the Company for the year ended March 31, 2025 and March 31, 2024 are as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Capital transactions:		
Financing transactions		
Equity		
Infosys Singapore Pte Ltd.	4,317	–
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	31	41
Insemi Technology Service	198	–
in-tech	15	–
Infosys America Inc.	–	(1)
Skava Systems	–	(59)
Infosys Luxembourg S.a.r.l	–	9
Danske IT	–	82
Infosys Services (Thailand) Limited	13	–
	4,574	**72**
Loans given		
Insemi Technology Service	10	–
	10	–
Loans repaid		
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	–	4
	–	**4**

Particulars	Year ended March 31,	
	2025	2024
Revenue transactions:		
Purchase of services		
Infosys China	214	198
Infosys Management Consulting Pty Ltd	385	297
Infy Consulting Company Limited	2,075	1,914
Infosys Singapore Pte. Ltd	181	173
Portland Group Pty Ltd	17	33
Infosys (Czech Republic) Limited s.r.o.	209	360
Infosys BPM Limited	2,216	2,162
Infosys Sweden	160	99
Infosys Shanghai	151	179
Infosys Mexico	299	304
Infosys Public Services	8	6
Panaya Ltd	147	152
Infosys Poland Sp. Z.o.o	350	287
Infosys Consulting S.R.L. (Romania)	268	278
Infosys Compaz Pte Ltd	17	19
Infosys Consulting Ltda	139	173
BASE life science A/S	26	12
Kaleidoscope Animations, Inc.	233	151
Infosys Chile SpA	28	40
Infosys Middle East FZ LLC	43	50
Fluido Oy	68	70
Fluido Sweden AB	44	55
Fluido Denmark A/S	10	14
Infosys McCamish Systems LLC	9	9
GuideVision, s.r.o.	88	93
GuideVision Polska SP. Z O.O.	12	9
Simplus Australia Pty Ltd	86	109
Simplus Philippines, Inc.	31	44
Outbox systems Inc. dba Simplus (US)	148	372
Infosys Fluido UK Ltd	65	57
Blue Acorn iCi Inc	321	461
GuideVision Deutschland GmbH	7	5
GuideVision Suomi Oy	2	5
GuideVision Magyarország Kft.	9	12
Infosys Limited Bulgaria EOOD	74	65
WongDoody, Inc	509	765
Infosys Luxembourg S.a.r.l	13	3
Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*	151	165
oddity space GmbH	–	2
Wongdoody D.O.O	6	6
oddity jungle GmbH	–	1
oddity Limited(Taipei)	2	4
Fluido Norway A/S	3	2

Particulars	Year ended March 31, 2025	2024
Infosys Consulting S.R.L. (Argentina)	1	2
Infosys South Africa (Pty) Ltd	45	29
Infosys Business Solutions LLC	4	3
WongDoody GmbH *(formerly known as oddity GmbH)*	11	6
oddity code GmbH	–	1
BASE life science AG	15	17
BASE life science S.r.l.	2	–
BASE life science Inc.	10	–
BASE life science Ltd.	12	2
BASE life science GmbH	5	1
BASE life science SL	12	1
Infosys Norway	37	15
Danske IT	–	16
Insemi Technology Service	7	–
EdgeVerve Systems Limited	93	19
Infosys Germany Holding GmbH	7	–
Infosys Nova Holdings LLC	436	–
In-tech group Ltd.	1	–
	9,522	**9,327**
Purchase of shared services including facilities and personnel		
Infosys BPM Limited	9	7
WongDoody, Inc	6	11
Infosys McCamish Systems LLC	1	–
WongDoody limited Taipei	–	1
Infosys Green Forum	42	36
Kaleidoscope Animations, Inc.	1	–
Infosys (Czech Republic) Limited s.r.o.	–	4
Infosys Mexico	1	4
Outbox systems Inc. dba Simplus (US)	2	7
Infosys Consulting AG	2	2
Infosys Automotive and Mobility GmbH & Co.KG	150	6
Portland Group Pty Ltd	–	1
WongDoody GmbH *(formerly known as oddity GmbH)*	9	2
oddity Jungle GmbH	–	1
Infosys Nova Holdings LLC	2	–
Infosys Technologies (Sweden) AB.	1	–
Infosys Singapore Pte. Ltd.	9	–
GuideVision, s.r.o.	1	–
WongDoody Code d.o.o	1	–
BASE life science A/S	3	–
	240	**82**

Particulars	Year ended March 31, 2025	2024
Interest income		
Infosys Turkey Bilgi Teknolojileri Limited Sirketi	–	2
Insemi Technology Service	1	–
	1	**2**
Guarantee income		
Infosys Singapore Pte. Ltd	1	1
	1	**1**
Dividend income		
EdgeVerve Systems Limited	525	1,089
Infosys Consulting Holding AG	148	–
Infosys BPM Limited	849	1,887
	1,522	**2,976**
Sale of services		
Infosys China	16	13
Infosys Mexico	23	30
Infy Consulting Company Limited	56	74
Infosys BPM Limited	147	112
Fluido Oy	4	2
Fluido Denmark A/S	4	–
Infosys Luxembourg S.a.r.l	163	146
Infosys Middle East FZ LLC	26	26
Infosys McCamish Systems LLC	90	401
Infosys Sweden	92	91
Infosys Shanghai	2	1
EdgeVerve Systems Limited	1,001	961
Infosys Public Services	659	696
Infosys Compaz Pte Ltd	160	176
Infosys Consulting Ltda	–	1
Simplus Australia Pty Ltd	2	5
Infosys Chile SpA	7	9
Infosys Automotive and Mobility GmbH & Co. KG	–	1
Blue Acorn iCi Inc	2	2
Kaleidoscope Animations, Inc.	1	–
Infosys Singapore Pte. Ltd.	–	1
BASE life science A/S	14	8
BASE life science GmbH	1	–
Infosys Poland Sp. Z.o.o	–	–
Infosys Business Solutions LLC	–	1
Infosys South Africa (Pty) Ltd	2	1
HIPUS Co., Ltd	–	1
BASE life science AG	4	4
Infosys Public Services Canada Inc.	32	46

Particulars	Year ended March 31,	
	2025	2024
Stater N.V.	3	–
Stater Nederland B.V.	69	74
	2,580	2,883
Sale of shared services including facilities and personnel		
EdgeVerve Systems Limited	47	25
Panaya Ltd	10	8
GuideVision, s.r.o.	5	–
Infy Consulting Company Limited	20	17
Infosys Public Services, Inc.	8	2
Infosys Public Services Canada Inc.	–	1
Infosys McCamish System LLC	5	27
Infosys China	1	12
Infosys Luxembourg S.a.r.l	4	4
Infosys Singapore Pte. Ltd	9	–
Infosys Shanghai	2	1
Portland Group Pty. Limited	–	2
Infosys Poland Sp. z.o.o.	2	4
WongDoody, Inc.	7	2
Wongdoody GmbH	11	1
Fluido Oy	5	1
Fluido Denmark A/S	1	–
Infosys Fluido UK, Ltd	1	–
Outbox systems Inc. dba Simplus (US)	3	1
Infosys BPO Americas LLC	–	1
Infosys Consulting AG	2	2
Infy Consulting B.V.	2	3
Infosys Consulting SAS	2	1
Infosys Consulting GmbH	1	2
HIPUS Co. Limited	–	1
Kaleidoscope Animations, Inc	7	1
Blue Acorn iCi Inc.	6	1
Infosys Automotive and Mobility GmbH & Co.KG[(1)]	739	880
Infosys Green Forum	5	5
Infosys BPM Limited[(2)]	143	107
Infosys Management Consulting Pty Ltd	1	2
Infosys Sweden	2	1
Infosys Mexico	1	2
Infosys (Czech Republic) Limited s.r.o.	–	2
Infosys Compaz PTE Ltd	–	1
Infosys Consulting Ltda	1	3
BASE life science A/S	3	–
BASE life science Ltd	1	–
BASE life sciences SL.	1	–
Infosys Austria GMBH	–	1
Infosys Consulting S.R.L. (Romania)	1	3
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	–	2
Fluido Sweden AB	1	–
Simplus Australia Pty Ltd	1	–
Simplus Philippines, Inc.	4	–
Infosys Nova Holdings LLC	3	–
GuideVision Magyarország Kft.	2	–
	1,070	1,129
Any other transaction		
Infosys Foundation	390	369
	390	**369**

(1) Includes amounts netted off against respective expenses

(2) Includes sale of fixed assets of ₹4 crore and ₹6 crore for the year ending March 31, 2025 and March 31, 2024, respectively

Refer to Note 2.5.1 for business transfer with wholly-owned subsidiaries

The Company's related party transactions during the year ended March 31, 2025 and March 31, 2024 and outstanding balances as at March 31, 2025 and March 31, 2024 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Salaries and other short term employee benefits to whole-time directors and executive officers[(1)(2)]	118	113
Commission and other benefits to non-executive / independent directors	19	17
Total	**137**	**130**

[(1)] Total employee stock compensation expense towards key management personnel for the year ended March 31, 2025 and March 31, 2024, includes a charge of ₹70 crore and ₹68 crore, respectively

[(2)] Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.25 Corporate Social Responsibility (CSR)

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are promoting education, promoting gender equality by empowering women, healthcare, environment sustainability, art and culture, destitute care and rehabilitation, disaster relief, COVID-19 relief and rural development projects. A CSR committee has been formed by the Company as per the Act. The details of funds primarily utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013 are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
i) Amount required to be spent by the Company during the year	540	492
ii) Amount of expenditure incurred	524	453
iii) Shortfall at the end of the year*	16	39
iv) Total of previous years shortfall	–	7
v) Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
vi) Nature of CSR activities	Promoting education, promoting gender equality by empowering women, healthcare, , environment sustainability, art and culture, destitute care and rehabilitation, disaster relief, COVID-19 relief and rural development projects	
vii) Details of related party transactions, e.g. contribution to a trust controlled by the Company in relation to CSR expenditure as per relevant Accounting Standard	390	369
viii) Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision during the year shall be shown separately	NA	NA

* The unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the CSR Amendment Rules.

2.26 Segment reporting

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the consolidated financial statements.

2.27 Ratios

The ratios for the years ended March 31, 2025 and March 31, 2024 are as follows:

Particulars	Numerator	Denominator	March 31,		Variance (in %)
			2025	2024	
Current ratio	Current assets	Current liabilities	2.4	2.6	(7.3)#
Debt – equity ratio	Total debt (represents lease liabilities)[1]	Shareholder's equity	0.0	0.0	(0.7)
Debt service coverage ratio	Earnings available for debt service[2]	Debt service[3]	33.9	36.4	(6.9)
Return on Equity (RoE)	Net profits after taxes	Average shareholder's equity	30.3%	36.6%	(6.2)
Trade receivables turnover ratio	Revenue	Average trade receivable	5.3	5.6	(5.7)
Trade payables turnover ratio	Purchases of services and other expenses	Average trade payables	13.5	12.7	5.9
Net capital turnover ratio	Revenue	Working capital	3.0	2.9	2.3*
Net profit ratio	Net profit	Revenue	18.7%	21.1%	(2.4)
Return on Capital Employed (RoCE)	Earning before interest and taxes	Capital employed[4]	38.9%	42.0%	(3.1)
Return on Investment (RoI)					
Unquoted	Income generated from investments	Time weighted average investments	9.7%	8.5%	1.2
Quoted	Income generated from investments	Time weighted average investments	8.2%	7.2%	1.0

[1] Debt represents only lease liabilities

[2] Net profit after taxes + non-cash operating expenses + interest + other adjustments like loss on sale of fixed assets etc.

[3] Lease payments for the current year

[4] Tangible net worth + deferred tax liabilities + lease liabilities

* Working capital increase higher than the increase in revenue.

\# Current ratio has decreased due to increase in current assets higher than decrease in current liabilities.

2.28 Function-wise classification of Statement of Profit and Loss

(In ₹ crore)

Particulars	Note	Year ended March 31, 2025	2024
Revenue from operations	2.18	1,36,592	1,28,933
Cost of sales		94,111	89,032
Gross profit		**42,481**	**39,901**
Operating expenses			
Selling and marketing expenses		6,282	5,668
General and administration expenses		5,319	5,420
Total operating expenses		11,601	11,088
Operating profit		**30,880**	**28,813**
Interest expense		221	277
Other income, net	2.19	4,782	7,417
Profit before tax		**35,441**	**35,953**
Tax expense:			
Current tax	2.17	10,836	7,306
Deferred tax	2.17	(963)	1,413
Profit for the year		**25,568**	**27,234**
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net		(81)	128
Equity instruments through other comprehensive income, net	2.5 and 2.17	19	19
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11 and 2.17	(24)	11
Fair value changes on investments, net	2.5	191	129
Total other comprehensive income / (loss), net of tax		**105**	**287**
Total comprehensive income for the year		**25,673**	**27,521**

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman
DIN: 00041245

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 17, 2025

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2025

Index

A Independent Auditor's Report 293
B Consolidated Balance Sheet 302
C Consolidated Statement of Profit and Loss 304
D Consolidated Statement of Changes in Equity 306
E Consolidated Statement of Cash Flows 311
F Overview and notes to the Consolidated Financial Statements 313
1. Overview 313
1.1 Company overview 313
1.2 Basis of preparation of financial statements 313
1.3 Basis of consolidation 313
1.4 Use of estimates and judgments 313
1.5 Critical accounting estimates and judgments 313
2. Notes to the Consolidated financial statements 314
2.1 Business combinations 314
2.2 Property, plant and equipment 316
2.3 Capital work-in-progress 319
2.4 Goodwill and other intangible assets 319
2.5 Investments 322
2.6 Loans 325
2.7 Other financial assets 325
2.8 Trade receivables 325
2.9 Cash and cash equivalents 326
2.10 Other assets 326
2.11 Financial instruments 327
2.12 Equity 336
2.13 Other financial liabilities 342
2.14 Trade payables 343
2.15 Other liabilities 343
2.16 Provisions 344
2.17 Income taxes 344
2.18 Revenue from operations 348
2.19 Other income, net 350
2.20 Expenses 352
2.21 Leases 352
2.22 Employee benefits 354
2.23 Earnings per equity share 359
2.24 Contingent liabilities and commitments 360
2.25 Related party transactions 361
2.26 Segment reporting 372
2.27 Function-wise classification of Consolidated Statement of Profit and Loss 374

Independent Auditor's Report

To The Members of Infosys Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of **INFOSYS LIMITED** (the "Company") and its subsidiaries (the Company and its subsidiaries together referred to as the "Group") which comprise the Consolidated Balance Sheet as at March 31, 2025, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the "Consolidated Financial Statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Consolidated Financial Statements, give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act, ("Ind AS") and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2025 and their consolidated profit, their consolidated total comprehensive income, their consolidated changes in equity and their consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the Consolidated Financial Statements in accordance with the Standards on Auditing ("SAs") specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the Consolidated Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Consolidated Financial Statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Consolidated Financial Statements of the current period. These matters were addressed in the context of our audit of the Consolidated Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter
1	*Revenue recognition* The Group's contracts with customers include contracts with products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement. In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before it is transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent. Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables. As certain contracts with customers involve management's judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort. Refer Notes 1.5 and 2.18 to the Consolidated Financial Statements.
	Auditor's Response
	Principal Audit Procedures Performed included the following: Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others: • We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method. • We selected a sample of contracts with customers and performed the following procedures: obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others: – Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement. – Identified significant terms and deliverables in the contract to assess management's conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method

Sr. No.	Key Audit Matter
2	*Revenue recognition - Fixed price contracts using the percentage of completion method* Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts. This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts. Refer Notes 1.5 and 2.18 to the Consolidated Financial Statements.
	Auditor's Response
	Principal Audit Procedures Performed included the following: Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred. • We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following: – Evaluated management's ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled. – Compared efforts or costs incurred with Group's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract. – Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder's Information, but does not include the Consolidated Financial Statements, standalone financial statements and our auditor's report thereon.

Our opinion on the Consolidated Financial Statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Consolidated Financial Statements, our responsibility is to read the other information, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Board of Directors for the Consolidated Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these Consolidated Financial Statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the accounting principles generally accepted in India, including Ind AS specified under section 133 of the Act. The respective Boards of Directors/Trustees of the entities included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Consolidated Financial Statements by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Statements, the respective Boards of Directors/Trustees of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors/Trustees of the entities included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls with reference to Consolidated Financial Statements in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Consolidated Financial Statements or, if such disclosures are inadequate, to modify

our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the Consolidated Financial Statements.

Materiality is the magnitude of misstatements in the Consolidated Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Statements.

We communicate with those charged with governance of the Company and such other entities included in the Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Consolidated Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:

   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid Consolidated Financial Statements.

   b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid Consolidated Financial Statements have been kept by the Group, including relevant records so far as it appears from our examination of those books.

   c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the Consolidated Financial Statements.

   d) In our opinion, the aforesaid Consolidated Financial Statements comply with the Ind AS specified under section 133 of the Act.

   e) On the basis of the written representations received from the directors of the Company as on March 31, 2025 taken on record by the Board of Directors of the Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2025 from being appointed as a director in terms of Section 164 (2) of the Act.

   f) With respect to the adequacy of the internal financial controls with reference to consolidated financial statements and the operating effectiveness of such controls, refer to our separate Report in "Annexure A" which is based on the auditors' reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls with reference to consolidated financial statements of those companies.

   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended, in our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

   h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

      i) The Consolidated Financial Statements disclose the impact of pending litigations on the consolidated financial position of the Group. Refer Note 2.24 to the Consolidated Financial Statements.

ii) The Group has made provision as required under applicable law or accounting standards for material foreseeable losses. Refer Note 2.16 to the Consolidated Financial Statements. The Group did not have any long-term derivative contracts.

iii) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

iv) (a) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company or any of such subsidiaries to or in any other person or entity, outside the Group, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company or any of such subsidiaries ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries

(b) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company or any of such subsidiaries from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company or any of such subsidiaries shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us on the Company and its subsidiaries which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v) As stated in Note 2.12.3 to the consolidated financial statements

a. The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

b. The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

c. The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

vi) Based on our examination which included test checks, performed by us on the Company and its subsidiaries incorporated in India, except for the instances mentioned below, have used accounting software systems for maintaining their respective books of account for the financial year ended March 31, 2025 which have the feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software systems. Further, during the course of audit, we have not come across any instance of the audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Parent Company and above referred subsidiary companies incorporated in India as per the statutory requirements for record retention.

The financial statements of five subsidiaries that are not material to the Consolidated Financial Statements of the Group, have not been audited under the provisions of the Act as of the date of this report. Therefore, we are unable to comment on the reporting requirement under Rule 11 (g) of the Companies (Audit and Auditors) Rules, 2014 in respect of these five subsidiaries.

2. With respect to the matters specified in paragraphs 3(xxi) and 4 of the Companies (Auditor's Report) Order, 2020 (the "Order"/ "CARO") issued by the Central Government in terms of Section 143(11) of the Act, to be included in the Auditor's report, according to the information and explanations given to us, and based on the Auditor's Reports on the financial statements of Company and its subsidiaries as at and for the year ended March 31, 2025, included in the Consolidated Financial Statements of the Group, we report in respect of those companies where audits have been completed under section 143 of the Act, we have not reported any qualifications or adverse remarks. In respect of the following company included in the consolidated financial statements of the Company, whose audit under section 143 of the Act has not yet been completed, the CARO report as applicable in respect of this subsidiary is not available.

Name of the Company	CIN	Relationship
Idunn Information Technology Private Limited (formerly known as Danske IT and Support Services India Private Limited)	U74900KA2012PTC063260	Subsidiary
InSemi Technology Services Private Limited	U72200KA2013PTC069109	Subsidiary
Elbrus Labs Private Limited	U72200DL2018PTC339939	Subsidiary
in-tech Group India Private Limited	U72900KL2022FTC076055	Subsidiary

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Vikas Bagaria
Partner
(Membership No.060408)
UDIN: 25060408BMOCIT9174

Place: Bengaluru
Date: April 17, 2025

Annexure "A" To The Independent Auditor's Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls with reference to Consolidated Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the "Act")

In conjunction with our audit of the Consolidated Financial Statements of the Company as of and for the year ended March 31, 2025, we have audited the internal financial controls with reference to Consolidated Financial Statements of **INFOSYS LIMITED** (hereinafter referred to as the "Company") and its subsidiary companies, which are companies incorporated in India, as of that date.

Management's and Board of Directors' Responsibilities for Internal Financial Control

The respective Company's management and Boards of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls with reference to Consolidated Financial Statements of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the Institute of Chartered Accountants of India ("ICAI") and the Standards on Auditing, prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to Consolidated Financial Statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Consolidated Financial Statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to Consolidated Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Consolidated Financial Statements included obtaining an understanding of internal financial controls with reference to Consolidated Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to Consolidated Financial Statements of the Company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls with reference to Consolidated Financial Statements

A company's internal financial control with reference to Consolidated Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to Consolidated Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with reference to Consolidated Financial Statements

Because of the inherent limitations of internal financial controls with reference to Consolidated Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Consolidated Financial Statements to future periods are subject to the risk that the internal financial control with reference to Consolidated Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system with reference to Consolidated Financial Statements and such internal financial controls with reference to Consolidated Financial Statements were operating effectively as at March 31, 2025, based on the criteria for internal financial control with reference to Consolidated Financial Statements established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Vikas Bagaria
Partner
(Membership No.060408)
UDIN: 25060408BMOCIT9174

Place: Bengaluru
Date: April 17, 2025

Consolidated Balance Sheet

(In ₹ crore)

Particulars	Note	As at March 31, 2025	As at March 31, 2024
Assets			
Non-current assets			
Property, plant and equipment	2.2	11,778	12,370
Right-of-use assets	2.21	6,311	6,552
Capital work-in-progress	2.3	814	293
Goodwill	2.4.1 and 2.1	10,106	7,303
Other intangible assets	2.4.2	2,766	1,397
Financial assets			
Investments	2.5	11,059	11,708
Loans	2.6	16	34
Other financial assets	2.7	3,511	3,105
Deferred tax assets (net)	2.17	1,108	454
Income tax assets (net)	2.17	1,622	3,045
Other non-current assets	2.10	2,713	2,121
Total non-current assets		**51,804**	**48,382**
Current assets			
Financial assets			
Investments	2.5	12,482	12,915
Trade receivables	2.8	31,158	30,193
Cash and cash equivalents	2.9	24,455	14,786
Loans	2.6	249	248
Other financial assets	2.7	13,840	12,085
Income tax assets (net)	2.17	2,975	6,397
Other current assets	2.10	11,940	12,808
Total current assets		**97,099**	**89,432**
Total assets		**1,48,903**	**1,37,814**

Consolidated Balance Sheet (contd.)

Particulars	Note	As at March 31,	
		2025	2024
Equity and liabilities			
Equity			
Equity share capital	2.12	2,073	2,071
Other equity		93,745	86,045
Total equity attributable to equity holders of the Company		**95,818**	**88,116**
Non-controlling interests		385	345
Total equity		**96,203**	**88,461**
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.21	5,772	6,400
Other financial liabilities	2.13	2,141	2,130
Deferred tax liabilities (net)	2.17	1,722	1,794
Other non-current liabilities	2.15	215	235
Total non-current liabilities		**9,850**	**10,559**
Current liabilities			
Financial liabilities			
Lease liabilities	2.21	2,455	1,959
Trade payables	2.14	4,164	3,956
Other financial liabilities	2.13	18,138	16,959
Other current liabilities	2.15	11,765	10,539
Provisions	2.16	1,475	1,796
Income tax liabilities (net)	2.17	4,853	3,585
Total current liabilities		**42,850**	**38,794**
Total equity and liabilities		**1,48,903**	**1,37,814**

The accompanying notes form an integral part of the *Consolidated financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

Vikas Bagaria
Partner
Membership No. 060408

Nandan M. Nilekani
Chairman
DIN: 00041245

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 17, 2025

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Consolidated Statement of Profit and Loss

(In ₹ crore, except equity share and per equity share data)

Particulars	Note	Year ended March 31,	
		2025	2024
Revenue from operations	2.18	162,990	153,670
Other income, net	2.19	3,600	4,711
Total income		**166,590**	**158,381**
Expenses			
Employee benefit expenses	2.22	85,950	82,620
Cost of technical sub-contractors		12,937	12,232
Travel expenses		1,894	1,759
Cost of software packages and others	2.20	15,911	13,515
Communication expenses		620	677
Consultancy and professional charges		1,655	1,726
Depreciation and amortization expenses	2.2, 2.4.2 and 2.21	4,812	4,678
Finance cost		416	470
Other expenses	2.20	4,787	4,716
Total expenses		**128,982**	**122,393**
Profit before tax		**37,608**	**35,988**
Tax expense:			
Current tax	2.17	12,130	8,390
Deferred tax	2.17	(1,272)	1,350
Profit for the year		**26,750**	**26,248**
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability/asset, net	2.22	(92)	120
Equity instruments through other comprehensive income, net	2.5	19	19
		(73)	**139**
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11	(24)	11
Exchange differences on translation of foreign operations		357	226
Fair value changes on investments, net	2.5	199	144
		532	**381**
Total other comprehensive income / (loss), net of tax		**459**	**520**
Total comprehensive income for the year		**27,209**	**26,768**

Consolidated Statement of Profit and Loss (contd.)

Particulars	Note	Year ended March 31, 2025	Year ended March 31, 2024
Profit attributable to:			
Owners of the Company		26,713	26,233
Non-controlling interests		37	15
		26,750	**26,248**
Total comprehensive income attributable to:			
Owners of the Company		27,167	26,754
Non-controlling interests		42	14
		27,209	**26,768**
Earnings per equity share			
Equity shares of par value ₹5/- each			
Basic (₹)	2.23	64.50	63.39
Diluted (₹)	2.23	64.34	63.29
Weighted average equity shares used in computing earnings per equity share			
Basic (in shares)	2.23	414,16,11,738	413,85,68,090
Diluted (in shares)	2.23	415,20,51,184	414,46,80,425

The accompanying notes form an integral part of the *Consolidated financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Vikas Bagaria
Partner
Membership No. 060408

Nandan M. Nilekani
Chairman
DIN: 00041245

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 17, 2025

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Consolidated Statement of Changes in Equity

(In ₹ crore)

Particulars	Equity share capital (1)	Other equity													Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income							
		Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)				
Balance as at April 1, 2023	**2,069**	**54**	**169**	**166**	**58,957**	**1,054**	**878**	**10,014**	**19**	**247**	**2,325**	**(5)**	**(540)**	**75,407**	**388**	**75,795**
Changes in equity for the year ended March 31, 2024																
Profit for the year	–	–	–	–	26,233	–	–	–	–	–	–	–	–	26,233	15	26,248
Remeasurement of the net defined benefit liability/asset, net* *(Refer to Note 2.22)*	–	–	–	–	–	–	–	–	–	–	–	–	120	120	–	120
Equity instruments through other comprehensive income, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	19	–	–	–	19	–	19
Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	–	11	–	11	–	11
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	227	–	–	227	(1)	226
Fair value changes on investments, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	–	144	144	–	144
Total Comprehensive Income for the year	–	–	–	–	**26,233**	–	–	–	–	**19**	**227**	**11**	**264**	**26,754**	**14**	**26,768**
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	2	–	–	3	–	–	–	–	–	–	–	–	–	5	–	5
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	639	–	–	–	–	–	–	639	–	639

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)			
Transferred on account of exercise of stock options *(Refer to Note 2.12)*	–	–	–	447	–	–	(447)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	160	(160)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	3	–	–	–	–	–	–	3	–	3
Transfer to legal reserve	–	–	–	–	(3)	–	–	–	3	–	–	–	–	–		–
Dividends [1]	–	–	–	–	(14,692)	–	–	–	–	–	–	–	–	(14,692)	–	(14,692)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(39)	(39)
Buyback of shares pertaining to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(18)	(18)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(2,957)	–	–	2,957	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	867	–	–	(867)	–	–	–	–	–	–	–	–
Balance as at March 31, 2024	**2,071**	**54**	**169**	**616**	**68,405**	**1,214**	**913**	**12,104**	**22**	**266**	**2,552**	**6**	**(276)**	**88,116**	**345**	**88,461**

Consolidated Statement of Changes in Equity (contd.)

Particulars	Equity share capital [1]	Other equity: Reserves and surplus: Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment reserve [2]	Other reserves [3]	Other comprehensive income: Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2024	**2,071**	**54**	**169**	**616**	**68,405**	**1,214**	**913**	**12,104**	**22**	**266**	**2,552**	**6**	**(276)**	**88,116**	**345**	**88,461**
Changes in equity for the year ended March 31, 2025																
Profit for the year	–	–	–	–	26,713	–	–	–	–	–	–	–	–	26,713	37	26,750
Remeasurement of the net defined benefit liability / asset, net* *(Refer to Note 2.22)*	–	–	–	–	–	–	–	–	–	–	–	–	(92)	(92)	–	(92)
Equity instruments through other comprehensive income, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	19	–	–	–	19	–	19
Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	–	(24)	–	(24)	–	(24)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	352	–	–	352	5	357
Fair value changes on investments, net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	–	199	199	–	199
Total Comprehensive income for the year	–	–	–	–	**26,713**	–	–	–	–	**19**	**352**	**(24)**	**107**	**27,167**	**42**	**27,209**
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	2	–	–	4	–	–	–	–	–	–	–	–	–	6	–	6
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	785	–	–	–	–	–	–	785	–	785

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment reserve [2]	Other reserves [3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Transferred on account of exercise of stock options *(Refer to Note 2.12)*	–	–	–	471	–	–	(471)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	198	(198)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	39	–	–	–	–	–	–	39	–	39
Transfer to legal reserve	–	–	–	–	(2)	–	–	–	2	–	–	–	–	–	–	–
Dividends[1]	–	–	–	–	(20,295)	–	–	–	–	–	–	–	–	(20,295)	–	(20,295)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(2)	(2)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(74)	–	–	74	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	2,999	–	–	(2,999)	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	881	–	–	(881)	–	–	–	–	–	–	–	–
Balance as at March 31, 2025	**2,073**	**54**	**169**	**1,091**	**78,627**	**1,412**	**1,068**	**8,298**	**24**	**285**	**2,904**	**(18)**	**(169)**	**95,818**	**385**	**96,203**

* Net of tax

(1) Net of treasury shares

(2) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(i)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3) Under the Swiss Code of Obligation, few subsidiaries of Infosys Consulting are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the *Consolidated financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

Vikas Bagaria
Partner
Membership No. 060408

Nandan M. Nilekani
Chairman
DIN: 00041245

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 17, 2025

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In ₹ crore)

Particulars	Note	Year ended March 31,	
		2025	2024
Cash flow from operating activities			
Profit for the year		26,750	26,248
Adjustments to reconcile net profit to net cash provided by operating activities:			
Income tax expense	2.17	10,858	9,740
Depreciation and amortization	2.2, 2.4.2 and 2.21	4,812	4,678
Interest and dividend income	2.19	(2,570)	(2,067)
Finance cost		416	470
Impairment loss recognized / (reversed) under expected credit loss model		48	121
Exchange differences on translation of assets and liabilities, net		79	76
Stock compensation expense	2.12	802	652
Interest receivable on income tax refund		(327)	(1,934)
Provision for post-sales client support		(110)	75
Other adjustments		833	1,464
Changes in assets and liabilities			
Trade receivables and unbilled revenue		(1,769)	(2,667)
Loans, other financial assets and other assets		(1,024)	(1,172)
Trade payables		176	91
Other financial liabilities, other liabilities and provisions		2,322	(1,334)
Cash generated from operations		**41,296**	**34,441**
Income taxes paid		(5,602)	(9,231)
Net cash generated by operating activities		**35,694**	**25,210**
Cash flows from investing activities			
Expenditure on property, plant and equipment and intangibles		(2,237)	(2,201)
Deposits placed with corporation		(1,225)	(847)
Redemption of deposits placed with Corporation		776	710
Interest and dividend received		2,040	1,768
Payment towards acquisition of business, net of cash acquired	2.1	(3,155)	–
Payment of contingent consideration pertaining to acquisition of business		–	(101)
Other receipts		10	128
Payments to acquire investments			
Tax-free bonds and government bonds		(2)	–
Liquid mutual fund units		(73,048)	(66,191)
Certificates of deposit		(6,978)	(8,509)
Commercial papers		(6,403)	(10,387)
Non-convertible debentures		(3,240)	(1,526)
Other investments		(60)	(14)

Consolidated Statement of Cash Flows (contd.)

Particulars	Note	Year ended March 31, 2025	2024
Proceeds on sale of investments			
Tax-free bonds and government bonds		109	150
Liquid mutual funds units		73,987	64,767
Certificates of deposit		6,688	9,205
Commercial papers		7,735	6,479
Non-convertible debentures		2,591	1,230
Government securities		455	304
Equity and preference securities		–	26
Other investments		11	–
Net cash used in from investing activities		**(1,946)**	**(5,009)**
Cash flows from financing activities			
Payment of lease liabilities		(2,355)	(2,024)
Payment of dividends		(20,287)	(14,692)
Loan repayment of in-tech Holding GmbH *(Refer to Note 2.1)*		(985)	–
Payment of dividend to non-controlling interest of subsidiary		(2)	(39)
Payment towards buyback of shares pertaining to non-controlling interest of subsidiary		–	(18)
Shares issued on exercise of employee stock options		6	5
Other payments		(538)	(736)
Net cash used in financing activities		**(24,161)**	**(17,504)**
Net increase / (decrease) in cash and cash equivalents		9,587	2,697
Effect of exchange rate changes on cash and cash equivalents		82	(84)
Cash and cash equivalents at the beginning of the year	2.9	14,786	12,173
Cash and cash equivalents at the end of the year	2.9	**24,455**	**14,786**
Supplementary information:			
Restricted cash balance	2.9	424	348

The accompanying notes form an integral part of the *Consolidated financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

Vikas Bagaria
Partner
Membership No. 060408

Nandan M. Nilekani
Chairman
DIN: 00041245

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 17, 2025

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

Overview and notes to the Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ("the Company" or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys' strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys' strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as "the Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's *Consolidated financial statements* are approved for issue by the Company's Board of Directors on April 17, 2025.

1.2 Basis of preparation of financial statements

These *Consolidated financial statements* are prepared in accordance with the provisions of the Companies Act, 2013 ("the Act"), guidelines issued by the Securities and Exchange Board of India (SEBI) and Indian Accounting Standard (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values and defined benefit liability/(asset) which is recognized at the present value of defined benefit obligation less fair value of plan assets. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited consolidated financial statements have been discussed in the respective notes.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The *Consolidated financial statements* comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

Refer to Note 2.25 for the list of subsidiaries and controlled trusts of the Company

1.4 Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences.

The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced *(Refer to Note 2.17)*.

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, *Business Combinations*. Ind AS 103 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management *(Refer to Notes 2.1 and 2.4.2)*.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology *(Refer to Note 2.2)*.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a Cash Generating Unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins *(Refer to Note 2.4.1)*.

2. Notes to the Consolidated financial statements

2.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, *Business Combinations*.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets acquired and liabilities assumed in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisition

InSemi

On May 10, 2024, Infosys Limited acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India. This acquisition is expected to strengthen our expertise in semiconductor ecosystem and Engineering R&D services.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In ₹ crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[1]	40	–	40
Intangible assets:			
Customer related	–	60	60
Brand	–	13	13
Deferred tax liabilities on intangible assets	–	(18)	(18)
Total			**95**
Goodwill			103
Total purchase price			**198**

[1] Includes cash and cash equivalents acquired of ₹41 crore

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The purchase consideration of ₹198 crore includes cash of ₹168 crore and contingent consideration with an estimated fair value of ₹30 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 5.9%. The undiscounted value of contingent consideration as of March 31, 2025 was ₹33 crore.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over three years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Statement of Profit and loss over the period of service.

Fair value of trade receivables acquired is ₹32 crore as of acquisition date and as of March 31, 2025 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of ₹2 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and loss for the three months ended June 30, 2024.

In-tech Holding GmbH

On July 17, 2024, Infosys Germany GmbH a wholly-owned step down subsidiary of Infosys Limited acquired 100% voting interests in in-tech Holding GmbH, a leading provider of engineering R&D services headquartered in Germany. This acquisition is expected to strengthen Infosys' engineering R&D capabilities and reaffirms its continued commitment to global clients to navigate their digital engineering journey.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In ₹ crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Assets[1]	731	–	731
Liabilities	(364)	–	(364)
Intangible assets:			
Customer related	–	1,720	1,720
Brand	–	147	147

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Deferred tax liabilities on intangible assets	–	(511)	(511)
Goodwill	–	–	2,490
Loan	(985)	–	(985)
Total purchase price			**3,228**
Loan repayment			985
Total cash outflow			**4,213**

(1) Includes cash and cash equivalents acquired of ₹197 crore

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The total purchase consideration of EUR 356 million (₹3,228 crore) comprises the cash consideration paid to selling shareholders at the acquisition date.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over two to five years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired is ₹139 crore as of acquisition date and as of March 31, 2025 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of ₹4 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the quarter ended September 30, 2024.

Proposed acquisitions

On April 17, 2025, Infosys Singapore Pte Ltd., a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of The Missing Link, a leading Cybersecurity service provider headquartered in Australia, for a consideration including earn-outs amounting up to AUD 98 million (approximately ₹527 crore), excluding management incentives, and retention bonus, subject to customary closing adjustments.

On April 17, 2025, Infosys Nova Holdings LLC, a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of MRE Consulting Ltd, a leading Energy Consulting company, headquartered in USA, for a consideration including earn-outs amounting up to $36 million (approximately ₹308 crore), excluding management incentives, and retention bonus , subject to customary closing adjustments. To consummate this transaction, Infosys Nova Holdings LLC has simultaneously incorporated an entity Infosys Energy Consulting Services LLC.

2.2 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings[1]	22-25 years
Plant and machinery[1][2]	5 years
Office equipment	5 years
Computer equipment[1]	3-5 years
Furniture and fixtures[1]	5 years
Vehicles[1]	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1) Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013

(2) Includes solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other

assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2025 are as follows:

(In ₹ crore)

Particulars	Land – Freehold	Buildings [1]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2024	**1,432**	**11,770**	**3,428**	**1,528**	**8,611**	**2,326**	**1,447**	**45**	**30,587**
Additions	47	43	63	139	1,317	93	139	2	1,843
Additions on Business Combinations *(Refer to Note 2.1)*	–	1	–	11	6	23	–	2	43
Deletions**	–	(113)	(31)	(52)	(633)	(101)	(290)	(1)	(1,221)
Translation difference	–	20	1	2	5	(1)	11	–	38
Gross carrying value as at March 31, 2025	**1,479**	**11,721**	**3,461**	**1,628**	**9,306**	**2,340**	**1,307**	**48**	**31,290**
Accumulated depreciation as at April 1, 2024	–	**(4,921)**	**(2,630)**	**(1,269)**	**(6,380)**	**(1,837)**	**(1,138)**	**(42)**	**(18,217)**
Depreciation	–	(444)	(203)	(118)	(1,249)	(187)	(157)	(2)	(2,360)
Accumulated depreciation on deletions**	–	13	21	51	616	94	286	1	1,082
Translation difference	–	(6)	(1)	(1)	–	1	(10)	–	(17)
Accumulated depreciation as at March 31, 2025	–	**(5,358)**	**(2,813)**	**(1,337)**	**(7,013)**	**(1,929)**	**(1,019)**	**(43)**	**(19,512)**
Carrying value as at April 1, 2024	**1,432**	**6,849**	**798**	**259**	**2,231**	**489**	**309**	**3**	**12,370**
Carrying value as at March 31, 2025	**1,479**	**6,363**	**648**	**291**	**2,293**	**411**	**288**	**5**	**11,778**

** During the year ended March 31, 2025, certain assets which were not in use having gross book value of ₹513 crore (net book value: Nil) were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2024 were as follows:

(In ₹ crore)

Particulars	Land – Freehold	Buildings [1]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2023	**1,431**	**11,562**	**3,302**	**1,482**	**8,519**	**2,303**	**1,445**	**45**	**30,089**
Additions	1	300	193	106	931	121	108	1	1,761
Deletions*	–	(55)	(64)	(60)	(846)	(99)	(102)	(1)	(1,227)
Translation difference	–	(37)	(3)	–	7	1	(4)	–	(36)
Gross carrying value as at March 31, 2024	**1,432**	**11,770**	**3,428**	**1,528**	**8,611**	**2,326**	**1,447**	**45**	**30,587**
Accumulated depreciation as at April 1, 2023	–	**(4,535)**	**(2,437)**	**(1,198)**	**(5,826)**	**(1,675)**	**(1,032)**	**(40)**	**(16,743)**
Depreciation	–	(450)	(259)	(130)	(1,387)	(250)	(206)	(3)	(2,685)
Accumulated depreciation on deletions*	–	55	64	59	836	89	97	1	1,201
Translation difference	–	9	2	–	(3)	(1)	3	–	10
Accumulated depreciation as at March 31, 2024	–	**(4,921)**	**(2,630)**	**(1,269)**	**(6,380)**	**(1,837)**	**(1,138)**	**(42)**	**(18,217)**
Carrying value as at April 1, 2023	**1,431**	**7,027**	**865**	**284**	**2,693**	**628**	**413**	**5**	**13,346**
Carrying value as at March 31, 2024	**1,432**	**6,849**	**798**	**259**	**2,231**	**489**	**309**	**3**	**12,370**

* During the year ended March 31, 2024, certain assets which were not in use having gross book value of ₹775 crore (net book value: Nil) were retired.

(1) Buildings include ₹250/- being the value of five shares of ₹50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("the Rules"), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary 'Infosys Green Forum' (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022 the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During March 31, 2024, the application filed by IGF for registration u/s.12AB of the Income Tax Act was rejected and registration cancelled. IGF has filed an appeal against this order before Income Tax Appellate Tribunal.

2.3 Capital work-in-progress (CWIP)

The changes in capital work-in-progress for the year ended March 31, 2025 and March 31, 2024 are as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Balance at the beginning	**293**	**288**
Additions during the year	2,316	1,764
Capitalised during the year	(1,796)	(1,760)
Translation difference	1	1
Balance at the end	**814**	**293**

The capital work-in-progress ageing schedule for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Amount in CWIP for a period of				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	576	204	22	12	814
	259	22	1	11	293
Total capital work-in-progress	**576**	**204**	**22**	**12**	**814**
	259	**22**	**1**	**11**	**293**

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed is given below as of March 31, 2025 and March 31, 2024 are as follows:

(In ₹ crore)

Particulars	To be completed in				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress					
NO-SZ-SDB	256	–	–	–	256
	–	–	–	–	–
Total capital work-in-progress*	**256**	–	–	–	**256**
	–	–	–	–	–

* There are no subsidiaries in the group having more than 10% of the total capital work in progress.

2.4 Goodwill and other intangible assets

2.4.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a Cash Generating Unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

A summary of changes in the carrying amount of goodwill is as follows:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Carrying value at the beginning	**7,303**	**7,248**
Goodwill on acquisitions *(Refer to Note 2.1)*	2,593	–
Translation differences	210	55
Carrying value at the end	**10,106**	**7,303**

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Segment	As at March 31,	
	2025	2024
Financial services	1,510	1,476
Retail	961	939
Communication	691	675
Energy, Utilities, Resources and Services	1,337	1,160
Manufacturing	2,986	578
Life Sciences	975	951
	8,460	**5,779**
Operating segments without significant goodwill	650	552
Total	**9,110**	**6,331**

The goodwill pertaining to Panaya amounting to ₹996 crore and ₹972 crore as at March 31, 2025 and March 31, 2024, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows:

(In %)

Particulars	As at March 31,	
	2025	2024
Long term growth rate	7-10	7-10
Operating margins	19-21	19-21
Discount rate	13	13

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2025, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.4.2 Intangible Assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2025 are as follows:

(In ₹ crore)

Particulars	Customer-related	Software-related	Intellectual property rights-related	Brand or trademark-related	Others*	Total
Gross carrying value as at April 1, 2024	**2,512**	**1,110**	**1**	**349**	**782**	**4,754**
Additions	–	143	–	–	–	143
Acquisition through business combination *(Refer to Note 2.1)*	1,780	–	–	160	–	1,940
Deletions	–	–	–	–	–	–
Translation difference	91	27	–	10	19	147
Gross carrying value as at March 31, 2025	**4,383**	**1,280**	**1**	**519**	**801**	**6,984**
Accumulated amortization as at April 1, 2024	**(1,800)**	**(765)**	**(1)**	**(235)**	**(556)**	**(3,357)**
Amortization expense#	(530)	(87)	–	(50)	(110)	(777)
Deletions	–	–	–	–	–	–
Translation differences	(47)	(17)	–	(6)	(14)	(84)
Accumulated amortization as at March 31, 2025	**(2,377)**	**(869)**	**(1)**	**(291)**	**(680)**	**(4,218)**
Carrying value as at April 1, 2024	**712**	**345**	–	**114**	**226**	**1,397**
Carrying value as at March 31, 2025	**2,006**	**411**	–	**228**	**121**	**2,766**
Estimated Useful Life (in years)	**1-15**	**3-10**	–	**3-10**	**3-7**	–
Estimated Remaining Useful Life (in years)	**1-9**	**1-4**	–	**1-6**	**1-3**	–

* Majorly includes intangibles related to vendor relationships.

\# During the quarter ended March 31, 2025, a decline in the revenue estimates led to the carrying value of the customer related intangibles assets recognized on business combination exceeding the estimated recoverable amount. Consequently, the Company has recognized ₹188 crore as the excess of carrying value over the estimated recoverable value for the quarter ended March 31, 2025.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2024:

(In ₹ crore)

Particulars	Customer-related	Software-related	Intellectual property rights-related	Brand or trademark-related	Others*	Total
Gross carrying value as at April 1, 2023	**2,507**	**1,031**	**1**	**346**	**774**	**4,659**
Additions	–	79	–	–	–	79
Deletions	–	(2)	–	–	–	(2)
Translation difference	5	2	–	3	8	18
Gross carrying value as at March 31, 2024	**2,512**	**1,110**	**1**	**349**	**782**	**4,754**
Accumulated amortization as at April 1, 2023	**(1,600)**	**(688)**	**(1)**	**(195)**	**(426)**	**(2,910)**
Amortization expense	(194)	(75)	–	(38)	(125)	(432)
Deletions	–	2	–		–	2
Translation differences	(6)	(4)	–	(2)	(5)	(17)
Accumulated amortization as at March 31, 2024	**(1,800)**	**(765)**	**(1)**	**(235)**	**(556)**	**(3,357)**
Carrying value as at April 1, 2023	**907**	**343**	–	**151**	**348**	**1,749**
Carrying value as at March 31, 2024	**712**	**345**	–	**114**	**226**	**1,397**
Estimated Useful Life (in years)	**1-15**	**3-10**	–	**3-10**	**3-7**	–
Estimated Remaining Useful Life (in years)	**1-10**	**1-5**	–	**1-6**	**1-4**	–

* Majorly includes intangibles related to vendor relationships.

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and Development expenditure

Research and development expense recognized in the Consolidated Statement of Profit and Loss for the year ended March 31, 2025 and March 31, 2024 was ₹1,296 crore and ₹1,118 crore respectively.

2.5 Investments

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Non-current Investments		
Unquoted		
Investments carried at fair value through other comprehensive income		
Preference securities	167	91
Equity instruments	2	2
	169	**93**
Investments carried at fair value through profit or loss		
Target maturity fund units	465	431
Equity and Preference securities	25	–
Others[1]	196	198
	686	**629**
Quoted		
Investments carried at amortized cost		
Government bonds	16	28
Tax-free bonds	1,465	1,731
	1,481	**1,759**
Investments carried at fair value through other comprehensive income		
Non convertible debentures	3,320	2,217
Equity securities	57	113
Government securities	5,346	6,897
	8,723	**9,227**
Total non-current investments	**11,059**	**11,708**
Current Investments		
Unquoted		
Investments carried at fair value through profit or loss		
Liquid mutual fund units	1,957	2,615
	1,957	**2,615**
Investments carried at fair value through other comprehensive income		
Commercial Paper	3,641	4,830
Certificates of deposit	3,504	3,043
	7,145	**7,873**
Quoted		
Investments carried at amortized cost		
Government bonds	15	–
Tax-free bonds	154	–
	169	–
Investments carried at fair value through other comprehensive income		
Non convertible debentures	1,549	1,962
Government securities	1,662	465
	3,211	**2,427**

Particulars	As at March 31,	
	2025	2024
Total current investments	**12,482**	**12,915**
Total investments	**23,541**	**24,623**
Aggregate amount of quoted investments	13,584	13,413
Market value of quoted investments (including interest accrued), current	3,369	2,428
Market value of quoted investments (including interest accrued), non current	10,392	11,201
Aggregate amount of unquoted investments	9,957	11,210
Investments carried at amortized cost	1,650	1,759
Investments carried at fair value through other comprehensive income	19,248	19,620
Investments carried at fair value through profit or loss	2,643	3,244

(1) Uncalled capital commitments outstanding as at March 31, 2025 and March 31, 2024 was ₹122 crore and ₹79 crore, respectively.

Refer to Note 2.11 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income:

(In ₹ crore)

Particulars	Year ended March 31, 2025			Year ended March 31, 2024		
	Gross	Tax	Net	Gross	Tax	Net
Net Gain / (loss) on						
Non-convertible debentures	54	(6)	48	62	5	67
Commercial Paper	3	(1)	2	–	–	–
Certificates of deposit	3	(1)	2	(1)	–	(1)
Government securities	162	(15)	147	98	(20)	78
Equity and preference securities	20	(1)	19	10	9	19

Method of fair valuation:

(In ₹ crore)

Class of investment	Method	Fair value as at March 31,	
		2025	2024
Liquid mutual fund units – carried at fair value through profit or loss	Quoted price	1,957	2,615
Target maturity fund units – carried at fair value through profit or loss	Quoted price	465	431
Tax-free bonds and government bonds – carried at amortized cost	Quoted price and market observable inputs	1,812	1,973
Non-convertible debentures – carried at fair value through other comprehensive income	Quoted price and market observable inputs	4,869	4,179
Government securities – carried at fair value through other comprehensive income	Quoted price and market observable inputs	7,008	7,362
Commercial Papers – carried at fair value through other comprehensive income	Market observable inputs	3,641	4,830
Certificates of deposit – carried at fair value through other comprehensive income	Market observable inputs	3,504	3,043
Quoted Equity securities – carried at fair value through other comprehensive income	Quoted price	57	113
Unquoted equity and preference securities – carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	25	–

Class of investment	Method	Fair value as at March 31,	
		2025	2024
Unquoted equity and preference securities – carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	169	93
Others – carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	196	198
Total		**23,703**	**24,837**

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2025 and March 31, 2024 are as follows:

(In ₹ crore, except otherwise stated)

Particulars	As at March 31,	
	2025	2024
Preference securities		
Investments carried at fair value through other comprehensive income		
Airviz, Inc.	-	-
2,89,695 (2,89,695) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop, Inc.	129	60
1,10,59,340 (1,10,59,340) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
Nivetti Systems Private Limited	38	31
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹1/- each		
Investments carried at fair value through profit or loss		
Galaxeye Space Solutions Private Limited	17	–
1,210 (Nil) Series A compulsorily convertible cumulative Preference shares of ₹10/- each, fully paid up		
4Basecare Precision Health Private Limited	8	–
18,850 (Nil) Series A compulsorily convertible cumulative Preference shares of ₹1/- each, fully paid up		
Total investment in preference securities	**192**	**91**
Equity Instruments		
Investments carried at fair value through other comprehensive income		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹8,052/- each, fully paid up, par value ₹10/- each		
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at ₹1,000/- each, fully paid up, par value ₹1,000/- each		
Ideaforge Technology Limited	57	113
16,47,314 (16,47,314) equity shares at ₹10/-, fully paid up		
Investments carried at fair value through profit or loss		
Galaxeye Space Solutions Private Limited	–	–
10 (Nil) equity shares at ₹1,36,080/- each, fully paid up, par value ₹10/- each		
Total investment in equity instruments	**59**	**115**
Others - Investments carried at fair value through profit or loss		
Stellaris Venture Partners India	53	84
UVC Fonds IV GmbH & Co. KG	1	–
The House Fund II, L.P.	102	107
The House Fund III, L.P.	32	7
Yali Deeptech Fund I	8	–
Total investment in others	**196**	**198**
Total	**447**	**404**

2.6 Loans

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Non Current		
Loans considered good – Unsecured		
Other loans		
Loans to employees	16	34
	16	34
Loans credit impaired – Unsecured		
Other loans		
Loans to employees	3	2
Less: Allowance for credit impairment	(3)	(2)
	–	–
Total non-current loans	**16**	**34**
Current		
Loans considered good – Unsecured		
Other loans		
Loans to employees	249	248
Total current loans	**249**	**248**
Total loans	**265**	**282**

2.7 Other financial assets

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Non Current		
Security deposits(1)	273	259
Unbilled revenues(1)#	2,031	1,677
Restricted deposits(1)*	82	47
Net investment in lease(1) *(Refer to Note 2.21)*	1,106	1,114
Others(1)	19	8
Total non-current other financial assets	**3,511**	**3,105**
Current		
Security deposits(1)	65	75
Restricted deposits(1)*	2,949	2,535
Unbilled revenues(1)#	8,183	7,923
Interest accrued but not due(1)	842	537
Foreign currency forward and options contracts(2)(3)	192	84
Net investment in lease(1) *(Refer to Note 2.21)*	1,139	710
Others(1)	470	221
Total current other financial assets	**13,840**	**12,085**
Total other financial assets	**17,351**	**15,190**
(1) Financial assets carried at amortized cost	17,159	15,106
(2) Financial assets carried at fair value through other comprehensive income	28	23
(3) Financial assets carried at fair value through profit or loss	164	61

* Restricted deposits represent deposits with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

\# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8 Trade receivables

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Current		
Trade Receivable considered good – Unsecured	31,670	30,713
Less: Allowance for expected credit loss	512	520
Trade Receivable considered good - Unsecured	**31,158**	**30,193**
Trade Receivable – credit impaired – Unsecured	206	196
Less: Allowance for credit impairment	206	196
Trade Receivable – credit impaired – Unsecured	–	–
Total trade receivables	**31,158**	**30,193**

The trade receivables ageing schedule for the year ended as on March 31, 2025 and March 31, 2024:

(In ₹ crore)

Particulars	Not due	Outstanding for following periods from due date of payment					Total
		Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	
Undisputed trade receivables – considered good	23,696	7,505	202	223	44	–	31,670
	22,572	7,402	319	414	2	4	30,713
Undisputed trade receivables – credit impaired	–	5	4	6	6	113	134
	3	15	7	6	4	106	141
Disputed trade receivables – considered good	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
Disputed trade receivables – credit impaired	–	–	–	43	28	1	72
	–	1	21	26	2	5	55
	23,696	7,510	206	272	78	114	31,876
	22,575	7,418	347	446	8	115	30,909
Less: Allowance for credit loss							718
							716
Total Trade Receivables							**31,158**
							30,193

2.9 Cash and cash equivalents

(In ₹ crore)

Particulars	As at March 31, 2025	As at March 31, 2024
Balances with banks		
In current and deposit accounts	24,455	14,786
Cash on hand	–	–
Total cash and cash equivalents	**24,455**	**14,786**
Balances with banks in unpaid dividend accounts	45	37
Deposit with more than 12 months maturity	75	57

Cash and cash equivalents as at March 31, 2025 and March 31, 2024 include restricted cash and bank balances of ₹424 crore and ₹348 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.10 Other assets

(In ₹ crore)

Particulars	As at March 31, 2025	As at March 31, 2024
Non-current		
Capital advances	208	155
Advances other than capital advances		
Others		
Withholding taxes and others	534	673
Unbilled revenues[#]	201	103
Defined benefit plan assets	297	31
Prepaid expenses	282	343
Deferred Contract Cost		
Cost of obtaining a contract	312	129
Cost of fulfillment	879	687
Total non-current other assets	**2,713**	**2,121**
Current		
Advances other than capital advances		
Payment to vendors for supply of goods	413	356

Particulars	As at March 31,	
	2025	2024
Others		
Unbilled revenues #	4,668	4,845
Withholding taxes and others	2,841	3,540
Prepaid expenses	3,080	3,329
Deferred Contract Cost		
Cost of obtaining a contract	343	200
Cost of fulfillment	504	358
Other receivables	91	180
Total current other assets	**11,940**	**12,808**
Total other assets	**14,653**	**14,929**

Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.11 Financial instruments

Accounting policy

2.11.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

Primarily, the Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs.

The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2025 are as follows:

(In ₹ crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.9)*	24,455	–	–	–	–	24,455	24,455
Investments *(Refer to Note 2.5)*							
Equity and preference securities	–	25	–	226	–	251	251
Tax-free bonds and government bonds	1,650	–	–	–	–	1,650	1,812[(1)]
Liquid mutual fund units	–	–	1,957	–	–	1,957	1,957
Target maturity fund units	–	–	465	–	–	465	465
Non convertible debentures	–	–	–	–	4,869	4,869	4,869
Government securities	–	–	–	–	7,008	7,008	7,008
Certificates of deposit	–	–	–	–	3,504	3,504	3,504
Commercial paper	–	–	–	–	3,641	3,641	3,641
Other investments	–	–	196	–	–	196	196
Trade receivables *(Refer to Note 2.8)*	31,158	–	–	–	–	31,158	31,158
Loans *(Refer to Note 2.6)*	265	–	–	–	–	265	265
Other financials assets *(Refer to Note 2.7)*[(3)]	17,159	–	164	–	28	17,351	17,271[(2)]
Total	**74,687**	**25**	**2,782**	**226**	**19,050**	**96,770**	**96,852**

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Liabilities							
Trade payables *(Refer to Note 2.14)*	4,164	–	–	–	–	4,164	4,164
Lease liabilities *(Refer to Note 2.21)*	8,227	–	–	–	–	8,227	8,227
Financial Liability under option arrangements *(Refer to Note 2.13)*	–	–	667	–	–	667	667
Other financial liabilities *(Refer to Note 2.13)*	16,511	–	61	–	33	16,605	16,605
Total	**28,902**	–	**728**	–	**33**	**29,663**	**29,663**

(1) On account of fair value changes including interest accrued.

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹80 crore.

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones.

The carrying value and fair value of financial instruments by categories as at March 31, 2024 were as follows:

(In ₹ crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.9)*	14,786	–	–	–	–	14,786	14,786
Investments *(Refer to Note 2.5)*							
Equity and preference securities	–	–	–	206	–	206	206
Tax-free bonds and government bonds	1,759	–	–	–	–	1,759	1,973[1]
Liquid mutual fund units	–	–	2,615	–	–	2,615	2,615
Target maturity fund units	–	–	431	–	–	431	431
Non-convertible debentures	–	–	–	–	4,179	4,179	4,179
Government securities	–	–	–	–	7,362	7,362	7,362
Commercial paper	–	–	–	–	4,830	4,830	4,830
Certificates of deposit	–	–	–	–	3,043	3,043	3,043
Other investments	–	–	198	–	–	198	198
Trade receivables *(Refer to Note 2.8)*	30,193	–	–	–	–	30,193	30,193
Loans *(Refer to Note 2.6)*	282	–	–	–	–	282	282
Other financial assets *(Refer to Note 2.7)*[3]	15,106	–	61	–	23	15,190	15,106[2]
Total	**62,126**	–	**3,305**	**206**	**19,437**	**85,074**	**85,204**
Liabilities							
Trade payables *(Refer to Note 2.14)*	3,956	–	–	–	–	3,956	3,956
Lease liabilities *(Refer to Note 2.21)*	8,359	–	–	–	–	8,359	8,359
Financial liability under option arrangements *(Refer to Note 2.13)*	–	–	597	–	–	597	597

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Other financial liabilities *(Refer to Note 2.13)*	15,750	–	30	–	1	15,781	15,781
Total	**28,065**	**–**	**627**	**–**	**1**	**28,693**	**28,693**

(1) On account of fair value changes including interest accrued.

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹84 crore.

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones.

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 is as follows:

(In ₹ crore)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments *(Refer to Note 2.5)*				
Investments in liquid mutual fund units	1,957	1,957	–	–
Investments in target maturity fund units	465	465	–	–
Investments in tax-free bonds	1,781	1,227	554	–
Investments in government bonds	31	31	–	–
Investments in non convertible debentures	4,869	4,869	–	–
Investment in government securities	7,008	6,972	36	–
Investments in commercial paper	3,641	–	3,641	–
Investments in certificates of deposit	3,504	–	3,504	–
Investments in equity instruments	59	57	–	2
Investments in preference securities	192	–	–	192
Other investments	196	–	–	196
Others				
Derivative financial instruments - gain *(Refer to Note 2.13)*	192	–	192	–
Liabilities				
Derivative financial instruments - loss *(Refer to Note 2.13)*	63	–	63	–
Financial liability under option arrangements *(Refer to Note 2.13)*[1]	667	–	–	667
Liability towards contingent consideration *(Refer to Note 2.13)*[2]	31	–	–	31

(1) Discount rate ranges from 9% to 15%

(2) Discount rate - 6%

During the year ended March 31, 2025, government securities and non convertible debentures of ₹297 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds of ₹554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2024 was as follows:

(In ₹ crore)

Particulars	As at March 31, 2024	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments *(Refer to Note 2.5)*				
Investments in liquid mutual fund units	2,615	2,615	–	–
Investments in target maturity fund units	431	431	–	–
Investments in tax-free bonds	1,944	1,944	–	–
Investments in government bonds	29	29	–	–
Investments in non convertible debentures	4,179	3,922	257	–
Investment in government securities	7,362	7,289	73	–
Investments in equity instruments	115	113	–	2
Investments in preference securities	91	–	–	91
Investments in commercial paper	4,830	–	4,830	–
Investments in certificates of deposit	3,043	–	3,043	–
Other investments	198	–	–	198
Others				
Derivative financial instruments - gain *(Refer to Note 2.13)*	84	–	84	–
Liabilities				
Derivative financial instruments - loss *(Refer to Note 2.13)*	31	–	31	–
Financial liability under option arrangements *(Refer to Note 2.13)*[(1)]	597	–	–	597

[(1)] Discount rate ranges from 9% to 15%.

During the year ended March 31, 2024, government securities, non convertible debentures and tax-free bonds of ₹2,143 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, government securities of ₹73 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per the Group's risk management program.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group's operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The analysis of foreign currency risk from financial assets and liabilities as at March 31, 2025 is as follows:

(In ₹ crore)

Particulars	US Dollar	Euro	United Kingdom Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	26,821	11,791	2,228	1,356	3,090	45,286
Net financial liabilities	(13,154)	(3,766)	(1,026)	(706)	(2,161)	(20,813)
Total	**13,667**	**8,025**	**1,202**	**650**	**929**	**24,473**

The analysis of foreign currency risk from financial assets and liabilities as at March 31, 2024 was as follows:

(In ₹ crore)

Particulars	US Dollar	Euro	United Kingdom Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	26,126	9,559	2,153	1,479	2,917	42,234
Net financial liabilities	(11,925)	(3,378)	(710)	(813)	(2,218)	(19,044)
Total	**14,201**	**6,181**	**1,443**	**666**	**699**	**23,190**

Sensitivity analysis between Indian rupee and US Dollar

Particulars	Year ended March 31,	
	2025	2024
Impact on the Group's incremental operating margins	0.43%	0.43%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group primarily holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	**As at March 31, 2025**		**As at March 31, 2024**	
	In million	**In ₹ crore**	**In million**	**In ₹ crore**
Derivatives designated as cash flow hedges				
Forward contracts				
In Swiss Franc	53	513	–	–
In Euro	–	–	30	270
Option contracts				

Particulars	As at March 31, 2025		As at March 31, 2024	
	In million	In ₹ crore	In million	In ₹ crore
In Euro	341	3,140	236	2,121
In Australian Dollars	93	500	106	573
In United Kingdom Pound Sterling	17	188	35	368
Other derivatives				
Forward contracts				
In US Dollars	1,284	10,976	1,423	11,866
In Euro	698	6,432	574	5,163
In Singapore Dollars	133	849	171	1,046
In United Kingdom Pound Sterling	53	589	86	902
In Swiss Franc	51	495	17	158
In Danish Krone	152	188	100	121
In New Zealand Dollars	37	181	30	149
In Norwegian Krone	167	136	130	100
In Australian Dollars	24	126	14	75
In Philippine Peso	500	75	–	–
In Czech Koruna	176	64	374	135
In Hungarian Forint	2,000	44	2,500	57
In Hongkong Dollar	40	44	–	–
In Canadian Dollars	–	–	15	92
In Chinese Yuan	–	–	43	49
In South African Rand	–	–	85	37
Option contracts				
In US Dollars	796	6,800	543	4,527
In Euro	179	1,648	100	897
In Australian Dollars	11	57	20	111
Total forwards and options contracts		**33,045**		**28,817**

The Group recognized a net loss of ₹99 crore during the year ended March 31, 2025 and a net gain of ₹186 crore for the year ended March 31, 2024, respectively, on derivative financial instruments not designated as cash flow hedges which are included in other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In ₹ crore)

Particulars	As at March 31,	
	2025	2024
Not later than one month	15,506	10,877
Later than one month and not later than three months	16,641	15,963
Later than three months and not later than one year	898	1,977
Total	**33,045**	**28,817**

During the year ended March 31, 2025 and March 31, 2024, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2025 are expected to occur and will be reclassified to the Consolidated Statement of Profit and Loss within three months.

The Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains

unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The following table provides reconciliation of cash flow hedge reserve for the year ended March 31, 2025 and March 31, 2024:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Gain / (Loss)		
Balance at the beginning of the year	6	(5)
Gain / (Loss) recognized in other comprehensive income during the year	(5)	8
Amount reclassified to profit or loss during the year	(27)	7
Tax impact on above	8	(4)
Balance at the end of the year	**(18)**	**6**

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In ₹ crore)

Particulars	As at March 31, 2025		As at March 31, 2024	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	250	(121)	98	(45)
Amount set off	(58)	58	(14)	14
Net amount presented in Balance Sheet	**192**	**(63)**	**84**	**(31)**

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹31,158 crore and ₹30,193 crore as at March 31, 2025 and March 31, 2024, respectively and unbilled revenues amounting to ₹15,083 crore and ₹14,548 crore as at March 31, 2025 and March 31, 2024, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers primarily located in the United States of America and Europe. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from top five customers are as follows:

(In %)

Particulars	Year ended March 31,	
	2025	2024
Revenue from top five customers	13.2	13.3
Revenue from top ten customers	20.5	20.0

Credit risk exposure

The Group's credit period generally ranges from 30-75 days.

The allowance for lifetime ECL on customer balances for the year ended March 31, 2025 and March 31, 2024 was ₹108 crore and ₹90 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Balance at the beginning	953	961
Impairment loss recognized / (reversed), net	108	90
Amounts written off	(91)	(98)
Translation differences	3	–
Balance at the end	**973**	**953**

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Trade receivables	31,158	30,193
Unbilled revenues	15,082	14,548

Days sales outstanding was 69 days and 71 days as of March 31, 2025 and March 31, 2024, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these *Consolidated financial statements*.

The investments of the Group primarily include investment in liquid mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial paper, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2025, the Group had a working capital of ₹54,249 crore including cash and cash equivalents of ₹24,455 crore and current investments of ₹12,482 crore. As at March 31, 2024, the Group had a working capital of ₹50,638 crore including cash and cash equivalents of ₹14,786 crore and current investments of ₹12,915 crore.

As at March 31, 2025 and March 31, 2024, the outstanding compensated absences were ₹3,007 crore and ₹2,711 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Refer to Note 2.21 Leases for remaining contractual maturities of lease liabilities.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2025 are as follows:

(In ₹ crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	4,164	–	–	–	4,164
Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis *(Refer to Note 2.13)*	14,606	1,750	145	12	16,513
Financial liability under option arrangements on an undiscounted basis *(Refer to Note 2.13)*	612	–	149	–	761
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)*	12	21	–	–	33

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2024 were as follows:

(In ₹ crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	3,956	–	–	–	3,956
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.13)*	13,820	1,321	570	67	15,778
Financial liability under option arrangements on an undiscounted basis *(Refer to Note 2.13)*	554	–	–	136	690
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)*	–	–	–	–	–

2.12 Equity

Accounting policy

Ordinary shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from securities premium.

Description of reserves

Capital Redemption Reserve

In accordance with Section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve/retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Section 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Section 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability/asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 Equity share capital

(In ₹ crore, except as otherwise stated)

Particulars	Year ended March 31,	
	2025	2024
Authorized		
Equity shares, ₹5 par value		
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up		
Equity shares, ₹5 par value[(1)]	2,073	2,071
414,36,07,528 (413,99,50,635) equity shares fully paid-up[(2)]		
	2,073	**2,071**

Note: Forfeited shares amounted to ₹1,500 (₹1,500)

(1) Refer to Note 2.23 for details of basic and diluted shares

(2) Net of treasury shares 96,55,927 (1,09,16,829)

The Company has only one class of shares referred to as equity shares having a par value of ₹5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2025:

Buyback

In the period of five years immediately preceding March 31, 2025, the Company had purchased and extinguished a total of 11,62,33,685 fully paid-up equity shares of face value ₹5/- each from the stock exchange. The Company has only one class of equity shares.

Capital allocation policy

Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2025, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

2.12.2 Shareholding of promoter

Shares held by promoters as at March 31, 2025 and the change during the year ended March 31, 2025 are as follows:

Promoter name	No. of shares	% of total shares	% change during the year
Sudha Gopalakrishnan	9,53,57,000	2.30	–
Rohan Murty	6,08,12,892	1.46	–
S. Gopalakrishnan	3,18,53,808	0.77	–
Nandan M. Nilekani	4,07,83,162	0.98	–
Akshata Murty	3,89,57,096	0.94	–
Asha Dinesh	3,85,79,304	0.93	–
Sudha N. Murty	3,45,50,626	0.83	–
Rohini Nilekani	3,43,35,092	0.83	–
Dinesh Krishnaswamy	3,24,79,590	0.78	–
Shreyas Shibulal	1,99,29,860	0.48	(6.54)
N. R. Narayana Murthy	1,51,45,638	0.36	–

Promoter name	No. of shares	% of total shares	% change during the year
Nihar Nilekani	1,26,77,752	0.31	–
Janhavi Nilekani	85,89,721	0.21	–
Kumari Shibulal	49,45,935	0.12	–
Deeksha Dinesh	76,46,684	0.18	–
Divya Dinesh	76,46,684	0.18	–
Meghana Gopalakrishnan	1,48,34,928	0.36	–
Shruti Shibulal	87,05,651	0.21	218.01
S. D. Shibulal	52,08,673	0.13	–
Promoters Group			
Ekagrah Rohan Murty	15,00,000	0.04	–
Gaurav Manchanda	57,73,233	0.14	(53.90)
Milan Shibulal Manchanda	61,06,302	0.15	(6.25)
Nikita Shibulal Manchanda	61,06,302	0.15	(6.25)
Bhairavi Madhusudhan Shibulal	54,27,875	0.13	(9.86)
Shray Chandra	7,19,424	0.02	–
Tanush Nilekani Chandra	33,56,017	0.08	–

The percentage shareholding above has been computed considering the outstanding number of shares of 415,32,63,455 as at March 31, 2025.

2.12.3 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(In ₹)

Particulars	Year ended March 31,	
	2025	2024
Interim dividend for fiscal 2025	21.00	–
Special dividend for fiscal 2024	8.00	–
Final dividend for fiscal 2024	20.00	–
Interim dividend for fiscal 2024	–	18.00
Final dividend for fiscal 2023	–	17.50

During the year ended March 31, 2025, on account of the final and special dividend for fiscal 2024 and interim dividend for fiscal 2025, the Company has incurred a net cash outflow of ₹20,295 crore (excluding dividend paid on treasury shares)

The Board of Directors in their meeting held on April 17, 2025 recommended a final dividend of ₹22/- per equity share for the financial year ended March 31, 2025. The payment is subject to the approval of shareholders in the AGM of the Company to be held on June 25, 2025 and if approved, would result in a net cash outflow of approximately ₹9,116 crore (excluding dividend paid on treasury shares).

The details of shareholders holding more than 5% shares as at March 31, 2025 and March 31, 2024 are as follows:

Name of the shareholder	As at March 31, 2025		As at March 31, 2024	
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's – legal ownership)	43,98,60,715	10.59	44,24,17,564	10.66
Life Insurance Corporation of India	38,81,12,531	9.34	38,59,52,941	9.30

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2025 and March 31, 2024 are as follows:

(In ₹ crore, except as stated otherwise)

Particulars	As at March 31, 2025		As at March 31, 2024	
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the year	**413,99,50,635**	**2,071**	**413,63,87,925**	**2,069**
Add: Shares issued on exercise of employee stock options	36,56,893	2	35,62,710	2
As at the end of the year	**414,36,07,528**	**2,073**	**413,99,50,635**	**2,071**

2.12.4 Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the Statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 96,55,927 and 1,09,16,829 shares as at March 31, 2025 and March 31, 2024, respectively, under the 2015 Plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2025 and March 31, 2024.

The summary of grants made during year ended March 31, 2025 and March 31, 2024 is as follows:

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
Equity-Settled RSUs				
Key Management Personnel (KMP)	1,19,699	1,41,171	3,80,842	4,98,730
Employees other than KMP	36,24,646	40,46,731	18,74,690	46,40,640
	37,44,345	**41,87,902**	**22,55,532**	**51,39,370**
Cash-settled RSUs				
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	94,050	1,76,990
	–	–	94,050	1,76,990
Total Grants	**37,44,345**	**41,87,902**	**23,49,582**	**53,16,360**

Notes on grants to KMP

CEO & MD

Under the 2015 Plan

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved the following grants for fiscal 2025. In accordance with such approval the following grants were made effective May 2, 2024.

- 2,45,679 performance-based RSUs (Annual performance equity grant) of fair value of ₹34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.
- 14,140 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of ₹2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.
- 35,349 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of ₹5 crore . These RSUs will vest in line with the employment agreement based on Company's performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 16,204 RSUs was made effective February 1, 2025 for fiscal 2025.

Though the annual time-based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2025, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share based payments.* The grant date for this purpose in accordance with Ind AS 102,
Share based payment is July 01, 2022.

Under the 2019 Plan

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore for fiscal 2025 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 70,699 performance-based RSU's were granted effective May 2, 2024.

Other KMP

Under the 2015 Plan

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved 69,470 time-based RSUs to other KMP under the 2015 Plan. Time-based RSUs will vest over four years.

Under the 2019 Plan

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved performance-based grants of 49,000 RSUs to other KMPs under the 2019 Plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Granted to:		
KMP	70	68
Employees other than KMP	732	584
Total [1]	**802**	**652**
[1] Cash-settled stock compensation expense included in the above	17	13

The activity in the 2015 and 2019 Plan for equity-settled share-based payment transactions during the year ended March 31, 2025 and March 31, 2024 is as follows:

Particulars	Year ended March 31, 2025		Year ended March 31, 2024	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSU				
Outstanding at the beginning	80,76,058	5.00	54,08,018	5.00
Granted	22,55,532	5.00	51,39,370	5.00
Exercised	20,80,865	5.00	18,15,025	5.00
Forfeited and expired	9,91,261	5.00	6,56,305	5.00
Outstanding at the end	**72,59,464**	**5.00**	**80,76,058**	**5.00**
Exercisable at the end	6,29,138	4.97	8,31,050	4.98
2015 Plan: Employee Stock Options (ESOPs)				
Outstanding at the beginning	82,050	551	1,34,030	529
Granted	–	–	–	–
Exercised	61,672	573	51,980	499
Forfeited and expired	2,824	499	–	–
Outstanding at the end	**17,554**	**499**	**82,050**	**551**
Exercisable at the end	17,554	499	82,050	551
2019 Plan: RSU				
Outstanding at the beginning	80,23,855	5.00	72,22,038	5.00
Granted	37,44,345	5.00	41,87,902	5.00
Exercised	15,14,356	5.00	16,95,705	5.00
Forfeited and expired	21,81,209	5.00	16,90,380	5.00
Outstanding at the end	**80,72,635**	**5.00**	**80,23,855**	**5.00**
Exercisable at the end	7,70,321	5.00	8,14,798	5.00

The weighted average share price of option exercised is set out as follows:

(In ₹)

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
Weighted average share price of options exercised	1,587	1,352	1,601	1,414

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2025 is as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0 - 5 (RSU)	8,072,635	1.23	5.00	72,59,464	1.51	5.00
450 - 640 (ESOP)	–	–	–	17,554	0.58	499

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2024 was as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0 - 5 (RSU)	80,23,855	1.42	5.00	80,76,058	1.77	5.00
450 - 640 (ESOP)	–	–	–	82,050	1.10	551

As at March 31, 2025 and March 31, 2024, 2,88,384 and 2,91,795 cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was ₹18 crore and ₹13 crore as at March 31, 2025 and March 31, 2024 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR-based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in			
	Fiscal 2025 Equity shares – RSU	Fiscal 2025 – ADS – RSU	Fiscal 2024 – Equity shares – RSU	Fiscal 2024 – ADS – RSU
Weighted average share price (₹) / ($ ADS)	1,808	21.44	1,588	19.19
Exercise price (₹) / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	21-26	23-28	23-31	25-33
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	7	4-5
Weighted average fair value as on grant date (₹) / ($ ADS)	1,555	18.20	1,317	16.27

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.13 Other financial liabilities

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Non-current		
Others		
Accrued compensation to employees[1]	12	7
Accrued expenses[1]	1,890	1,779
Compensated absences	99	89
Financial liability under option arrangements[2]#	115	98
Payable for acquisition of business - Contingent consideration[2]	20	–
Other payables[1][4]	5	157
Total non-current other financial liabilities	**2,141**	**2,130**

Particulars	Year ended March 31,	
	2025	2024
Current		
Unpaid dividends[1]	45	37
Others		
Accrued compensation to employees[1]	4,924	4,454
Accrued expenses[1]	8,467	8,224
Payable for acquisition of business - Contingent consideration[2]	11	–
Payable by controlled trusts[1]	173	211
Compensated absences	2,908	2,622
Financial liability under option arrangements[2]#	552	499
Foreign currency forward and options contracts[2][3]	63	31

Particulars	Year ended March 31,	
	2025	2024
Capital creditors[1]	520	310
Other payables[1][4]	475	571
Total current other financial liabilities	**18,138**	**16,959**
Total other financial liabilities	**20,279**	**19,089**
[1] Financial liability carried at amortized cost	16,511	15,750
[2] Financial liability carried at fair value through profit or loss	728	627
[3] Financial liability carried at fair value through other comprehensive income	33	1
Financial liability under option arrangements on an undiscounted basis	761	690
Contingent consideration on undiscounted basis	33	-

[4] The Group entered into financing arrangements with a third party towards technology assets taken over by the Group from a customer as a part of transformation project which was not considered as distinct goods or services as the control related to those assets was not transferred to the Group in accordance with Ind AS 115, *Revenue from Contract with Customers*. As at March 31, 2025 and March 31, 2024, the financial liability pertaining to such arrangements amounts to ₹67 crore and ₹372 crore, respectively.

Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

2.14 Trade payables

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Outstanding dues of micro enterprises and small enterprises (MSME)	8	101
Outstanding dues of creditors other than micro enterprises and small enterprises	4,156	3,855
Total trade payables	**4,164**	**3,956**

The trade payables ageing schedule for the year ended as on March 31, 2025 and March 31, 2024:

(In ₹ crore)

Particulars	Not due	Outstanding for following periods from due date of payment				Total
		Less than 1 year	1-2 years	2-3 years	More than 3 years	
Outstanding dues to MSME	8	–	–	–	–	8
	101	–	–	–	–	101
Others	3,742	414	–	–	–	4,156
	3,688	167	–	–	–	3,855
Total trade payables	**3,750**	**414**	–	–	–	**4,164**
	3,789	**167**	–	–	–	**3,956**

Relationship with struck off companies.

There are no transactions with struck off companies for the year ending March 31, 2025 and March 31, 2024.

2.15 Other liabilities

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Non-current		
Others		
Accrued defined benefit liability	115	159
Others	100	76
Total non-current other liabilities	**215**	**235**

Particulars	Year ended March 31,	
	2025	2024
Current		
Unearned revenue	8,492	7,341
Others		
Withholding taxes and others	3,256	3,185
Accrued defined benefit liability	6	5
Others	11	8
Total current other liabilities	**11,765**	**10,539**
Total other liabilities	**11,980**	**10,774**

2.16 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Group settles the obligation.

a. Post-sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Current		
Others		
Post-sales client support and others	1,325	1,796
Other provisions pertaining to settlement *(Refer to Note 2.24.2)*	150	–
Total provisions	**1,475**	**1,796**

The movement in the provision for post-sales client support is as follows :

(In ₹ crore)

Particulars	Year ended March 31, 2025
Balance at the beginning	**1,796**
Provision recognized / (reversed)	166
Provision utilized	(676)
Translation difference	39
Balance at the end	**1,325**

Provision for post-sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of profit and loss.

2.17 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is

recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Current taxes	12,130	8,390
Deferred taxes	(1,272)	1,350
Income tax expense	**10,858**	**9,740**

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Profit before income taxes	37,608	35,988
Enacted tax rates in India	25.17%	34.94%
Computed expected tax expense	9,465	12,576
Tax effect due to non-taxable income for Indian tax purposes	–	(3,009)
Overseas taxes	1,109	1,128
Tax provision (reversals)	132	(937)
Effect of exempt non-operating income	(31)	(49)
Effect of unrecognized deferred tax assets	161	203
Effect of differential tax rates	(79)	(568)
Effect of non-deductible expenses	276	165
Others	(175)	231
Income tax expense	**10,858**	**9,740**

The applicable Indian corporate statutory tax rate for the year ended March 31, 2025 is 25.17% and for the year ended March 31, 2024 was 34.94%.

Income tax expense for the year ended March 31, 2025 and March 31, 2024 includes provisions (net of reversals) of ₹132 crore and reversals (net of provisions) of ₹937 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ended March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of ₹327 crore was recognised and provision for income tax aggregating ₹183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,068 crore has been reduced from contingent liabilities.

During the year ended March 31, 2024, the Company received orders under Sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of ₹1,933 crore was recognized and provision for income tax aggregating ₹525 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to ₹1,628 crore has been reduced from contingent liabilities.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005 in the prior years. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. (Refer to Special Economic Zone Re-investment reserve under Note 2.12 Equity)

Deferred income tax for the year ended March 31, 2025 and March 31, 2024 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater

than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2025, Infosys' US branch net assets amounted to approximately ₹7,755 crore. As at March 31, 2025, the Company has a deferred tax liability for Branch Profit Tax of ₹271 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹16,593 crore and ₹10,776 crore as at March 31, 2025 and March 31, 2024, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Group majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax-free manner.

Deferred income tax assets have not been recognized on accumulated losses of ₹4,597 crore and ₹4,668 crore as at March 31, 2025 and March 31, 2024, respectively, as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future.

The details of expiration of unused tax losses as at March 31, 2025 are as follows:

(In ₹ crore)

Year	As at March 31, 2025
2026	209
2027	140
2028	508
2029	686
2030	443
Thereafter	2,611
Total	**4,597**

The details of expiration of unused tax losses as at March 31, 2024 were as follows:

(In ₹ crore)

Year	As at March 31, 2024
2025	13
2026	202
2027	128
2028	467
2029	684
Thereafter	3,174
Total	**4,668**

The details of income tax assets and income tax liabilities as at March 31, 2025 and March 31, 2024 are as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Income tax assets	4,597	9,442
Current income tax liabilities	4,853	3,585
Net current income tax asset / (liability) at the end	**(256)**	**5,857**

The gross movement in the current income tax assets / (liabilities) for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Net current income tax asset / (liability) at the beginning	**5,857**	**3,075**
Income tax paid*	5,602	9,231
Interest receivable on income tax refund	327	1,934
Current income tax expense	(12,130)	(8,390)
Income tax benefit arising on exercise of stock options	39	3
Additions through business combination	(1)	–
Income tax on other comprehensive income	19	4
Translation differences	31	–
Net current income tax asset / (liability) at the end	**(256)**	**5,857**

* net of refund

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2025 is as follows:

(In ₹ crore)

Particulars	Carrying value as at April 1, 2024	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2025
Deferred income tax assets / (liabilities)						
Property, plant and equipment	244	(4)	–	–	(1)	239
Lease liabilities	198	(45)	–	–	1	154
Accrued compensation to employees	62	18	–	–	–	80
Trade receivables	223	(3)	–	–	–	220
Compensated absences	627	77	2	–	–	706
Post sales client support	56	11	–	–	1	68
Credits related to branch profits	811	(37)	–	–	17	791
Derivative financial instruments	(11)	(25)	–	8	–	(28)
Intangible assets	64	5	–	–	2	71
Intangibles arising on business combinations	(282)	141	(529)	–	(14)	(684)
Branch profit tax	(1,080)	41	–	–	(23)	(1,062)
SEZ reinvestment reserve	(1,996)	563	–	–	–	(1,433)
Interest receivable on income tax refund	(487)	416	–	–	–	(71)
Others	231	114	9	(22)	3	335
Total deferred income tax assets / (liabilities)	**(1,340)**	**1,272**	**(518)**	**(14)**	**(14)**	**(614)**

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2024 was as follows:

(In ₹ crore)

Particulars	Carrying value as at April 1, 2023	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2024
Deferred income tax assets / (liabilities)						
Property, plant and equipment	169	75	–	–	–	244
Lease liabilities	223	(25)	–	–	–	198
Accrued compensation to employees	68	(6)	–	–	–	62
Trade receivables	261	(40)	–	–	2	223
Compensated absences	576	50	–	–	1	627
Post sales client support	248	(192)	–	–	–	56
Credits related to branch profits	718	84	–	–	9	811
Derivative financial instruments	–	(7)	–	(4)	–	(11)
Intangible assets	62	1	–	–	1	64
Intangibles arising on business combinations	(344)	63	–	–	(1)	(282)
Branch profit tax	(866)	(202)	–	–	(12)	(1,080)
SEZ reinvestment reserve	(1,351)	(645)	–	–	–	(1,996)
Interest receivable on income tax refund	–	(487)	–	–	–	(487)
Others	261	(19)	–	(4)	(7)	231
Total deferred income tax assets / (liabilities)	**25**	**(1,350)**	**–**	**(8)**	**(7)**	**(1,340)**

The deferred income tax assets and liabilities are as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Deferred income tax assets after set off	1,108	454
Deferred income tax liabilities after set off	(1,722)	(1,794)

In assessing the realizability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company's Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company's best estimate determined based on the expected value method.

2.18 Revenue from operations

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings (together called as "software-related services") and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group's contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine

the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license are made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Revenue from software services	1,55,395	1,45,285
Revenue from products and platforms	7,595	8,385
Total revenue from operations	**1,62,990**	**1,53,670**

Products and platforms

The Group also derives revenues from the sale of products and platforms like Finacle – core banking solution, Edge Suite of products, Panaya platform, Stater digital platform and Infosys McCamish – insurance platform.

Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer to Note 2.26). The table

below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

For the year ended March 31, 2025 and March 31, 2024:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Revenues by Geography*		
North America	94,397	92,411
Europe	48,595	42,267
India	5,014	3,881
Rest of the world	14,984	15,111
Total	**1,62,990**	**1,53,670**

* *Geographical revenue is based on the domicile of customer.*

The percentage of revenue from fixed-price contracts for the year ended March 31, 2025 and March 31, 2024 is 54% and 53%, respectively.

Trade receivables and contract balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group's Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group's receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed-price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

During the year ended March 31, 2025 and March 31, 2024, the Company recognized revenue of ₹5,669 crore and ₹5,432 crore arising from opening unearned revenue as of April 1, 2024 and April 1, 2023 respectively.

During the year ended March 31, 2025 and March 31, 2024, ₹4,896 crore and ₹7,023 crore of unbilled revenue pertaining to other fixed-price and fixed time-frame contracts as of April 1, 2024 and April 1, 2023, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2025, other than those meeting the exclusion criteria mentioned above, is ₹1,04,785 crore. Out of this, the Group expects to recognize revenue of around 50.3% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2024 is ₹90,658 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 Other income, net

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, its Indian subsidiaries and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	122	131
Deposit with bank and others	1,401	929
Interest income on financial assets carried at fair value through other comprehensive income		
Non-convertible debentures, commercial paper, certificates of deposit and government securities	1,047	1,007
Income on investments carried at fair value through profit or loss:		
Gain / (loss) on liquid mutual funds and other investments	287	285
Income on investments carried at fair value through other comprehensive income	2	–
Income on investments carried at amortized cost		
Gain / (loss) on tax free bond	4	–
Interest on income tax refund	343	1,965
Exchange gains / (losses) on forward and options contracts	(205)	100
Exchange gains / (losses) on translation of other assets and liabilities	464	87
Miscellaneous income, net	135	207
Total other income	**3,600**	**4,711**

2.20 Expenses

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Employee benefit expenses		
Salaries including bonus	82,232	79,315
Contribution to provident and other funds	2,338	2,213
Share-based payments to employees *(Refer to Note 2.12)*	802	652
Staff welfare	578	440
	85,950	**82,620**
Cost of software packages and others		
For own use	2,467	2,145
Third-party items bought for service delivery to clients	13,444	11,370
	15,911	**13,515**
Other expenses		
Repairs and maintenance	1,320	1,278
Power and fuel	222	199
Brand and marketing	1,223	1,007
Rates and taxes	346	326
Consumables	227	170
Insurance	301	210
Provision for post-sales client support and others	(110)	75
Commission to non-whole time directors	18	16
Impairment loss recognized / (reversed) under expected credit loss model	48	121
Contributions towards Corporate Social Responsibility	585	533
Others	607	781
	4,787	**4,716**

2.21 Leases

Accounting policy

The Group as a lessee

The Group's lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset ("ROU") and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Group considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group's operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

The ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities

are remeasured with a corresponding adjustment to the related ROU asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the ROU asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Tthe changes in the carrying value of right-of-use assets for the year ended March 31, 2025 are as follows:

(In ₹ crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers	
Balance as of April 1, 2024	**605**	**3,298**	**17**	**2,632**	**6,552**
Additions*	–	816	13	1,306	2,135
Addition due to Business Combination *(Refer to Note 2.1)*	–	155	5	–	160
Deletions	–	(236)	(6)	(652)	(894)
Depreciation	(6)	(714)	(11)	(965)	(1,696)
Translation difference	1	29	6	18	54
Balance as of March 31, 2025	**600**	**3,348**	**24**	**2,339**	**6,311**

* *Net of adjustments on account of modifications.*

The changes in the carrying value of right-of-use assets for the year ended March 31, 2024 were as follows:

(In ₹ crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers	
Balance as of April 1, 2023	**623**	**3,896**	**15**	**2,348**	**6,882**
Additions*	–	394	12	1,872	2,278
Deletions	(10)	(181)	(1)	(755)	(947)
Impairment	–	(88)	–	–	(88)
Depreciation	(6)	(728)	(10)	(851)	(1,595)
Translation difference	(2)	5	1	18	22
Balance as of March 31, 2024	**605**	**3,298**	**17**	**2,632**	**6,552**

* *Net of adjustments on account of modifications and lease incentives.*

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2025 and March 31, 2024:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Current lease liabilities	2,455	1,959
Non-current lease liabilities	5,772	6,400
Total	**8,227**	**8,359**

The movement in lease liabilities during the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Balance at the beginning	8,359	8,299
Additions	2,156	2,190
Addition due to Business Combination *(Refer to Note 2.1)*	160	–
Deletions	(553)	(444)
Finance cost accrued during the period	341	326
Payment of lease liabilities	(2,355)	(2,030)
Translation difference	119	18
Balance at the end	**8,227**	**8,359**

The details regarding the contractual maturities of lease liabilities as at March 31, 2025 and March 31, 2024 on an undiscounted basis are as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Less than one year	2,483	2,152
One to five years	5,195	6,123
More than five years	1,296	994
Total	**8,974**	**9,269**

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹85 crore and ₹97 crore for the year ended March 31, 2025 and March 31, 2024, respectively.

Leases not yet commenced to which Group is committed is ₹176 crore for a lease term ranging from 3 years to 5 years.

The movement in the net investment in lease during the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Balance at the beginning	**1,824**	**922**
Additions	1,013	1,281
Interest income accrued during the period	37	24
Others	(25)	(2)
Lease receipts	(676)	(400)
Translation difference	72	(1)
Balance at the end	**2,245**	**1,824**

2.22 Employee benefits

Accounting policy

Gratuity and pensions

The Group provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust ("the Trust"). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third-party fund managers. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are

not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.22.1 Gratuity and pension

The details of the defined benefit retirement plans and the amounts recognized in the Group's financial statements as at March 31, 2025 and March 31, 2024 are as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	As at March 31,		As at March 31,	
	2025	2024	2025	2024
Change in benefit obligations				
Benefit obligations at the beginning	**2,116**	**1,778**	**1,020**	**917**
Transfer	5	29	–	–
Service cost	335	307	52	54
Interest expense	141	121	18	20
Remeasurements – Actuarial (gains) / losses	93	34	69	24
Past service cost – plan amendments	–	–	–	(33)
Employee contribution	–	–	33	34
Benefits paid	(181)	(154)	(60)	(10)
Translation difference	2	1	51	14
Benefit obligations at the end	**2,511**	**2,116**	**1,183**	**1,020**
Change in plan assets				
Fair value of plan assets at the beginning	2,079	1,755	991	870
Transfer	–	–	–	–
Interest income	151	127	19	20
Remeasurements – Return on plan assets excluding amounts included in interest income	22	18	60	16

Particulars	Gratuity		Pension	
	As at March 31,		As at March 31,	
	2025	2024	2025	2024
Employer contribution	656	328	46	51
Employee contribution	–	–	33	34
Benefits paid	(176)	(149)	(60)	(10)
Translation difference	1	–	48	10
Fair value of plan assets at the end	**2,733**	**2,079**	**1,137**	**991**
Funded status	222	(37)	(46)	(29)
Defined benefit plan asset *(Refer to Note 2.10)*	286	16	11	15
Defined benefit plan liability *(Refer to Note 2.15)*	(64)	(53)	(57)	(44)

Amount recognized in the Consolidated Statement of Profit and Loss under employee benefit expense for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
Service cost	335	307	52	54
Net interest on the net defined benefit liability / (asset)	(10)	(6)	(1)	–
Plan amendments	–	–	–	(33)
Net cost	**325**	**301**	**51**	**21**

Amount recognized in the Consolidated Statement of Other Comprehensive Income for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
Remeasurements of the net defined benefit liability / (asset)				
Actuarial (gains) / losses	93	34	69	24
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(22)	(18)	(60)	(16)
	71	**16**	**9**	**8**

Break-up of actuarial (gains) / losses for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
(Gain) / loss from change in demographic assumptions	–	–	–	–
(Gain) / loss from change in financial assumptions	38	10	47	24
(Gain) / loss from experience adjustment	55	24	22	–
	93	**34**	**69**	**24**

The weighted-average assumptions used to determine benefit obligations as at March 31, 2025 and March 31, 2024 are as follows:

(In %)

Particulars	Gratuity		Pension	
	As at March 31,		As at March 31,	
	2025	2024	2025	2024
Discount rate[1]	6.5	7.0	0.9-3.7	1.5-3.4
Weighted average rate of increase in compensation levels[2]	6.0	6.0	1-3	1-3
Weighted average duration of defined benefit obligation[3]	5.7 years	5.8 years	13 years	12 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2025 and March 31, 2024 are as follows:

(In %)

Particulars	Gratuity		Pension	
	Year ended March 31,		Year ended March 31,	
	2025	2024	2025	2024
Discount rate	7.0	7.1	1.5-3.4	1.8-3.8
Weighted average rate of increase in compensation levels	6.0	6.0	1-3	1-3

[1] For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

[2] The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends, inflation in respective markets and management's estimate of future salary increases.

[3] Attrition rate considered is the management's estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Group assesses all of the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2025 and March 31, 2024, and contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are diversified and provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurements) of the gratuity plan for the year ended March 31, 2025 and March 31, 2024 were ₹173 crore and ₹145 crore, respectively and for the pension plan were ₹79 crore and ₹36 crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The table below sets out the details of major plan assets into various categories as at March 31, 2025 and March 31, 2024:

(In %)

Particulars	Pension	
	As at March 31,	
	2025	2024
Equity	34	34
Bonds	30	32
Real estate / property	26	26
Cash and cash equivalents	1	1
Other	9	7

These defined benefit plans expose the Group to actuarial risk which are set out below:

Interest rate risk: The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

Life expectancy and investment risk: The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don't achieve the investment return implied by these conversion rates.

Asset volatility: A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members' account balances.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(In ₹ crore)

Impact from	As at March 31, 2025	
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	135	55
Weighted average rate of increase in compensation levels	135	6

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation and keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute ₹370 crore to gratuity and ₹44 crore to pension during the fiscal 2026.

The maturity profile of defined benefit obligation is as follows:

(In ₹ crore)

Particulars	Gratuity	Pension
Within 1 year	349	72
1-2 year	333	70
2-3 year	345	72
3-4 year	321	74
4-5 year	289	75
5-10 years	1,042	342

2.22.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Group's financial statements as at March 31, 2025 and March 31, 2024:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Change in benefit obligations		
Benefit obligations at the beginning	11,879	10,527
Service cost	952	880
Employee contribution	1,683	1,652
Interest expense	862	764
Actuarial (gains) / loss	218	96
Benefits paid	(1,727)	(2,040)
Benefit obligations at the end	**13,867**	**11,879**
Change in plan assets		
Fair value of plan assets at the beginning	11,812	10,184
Interest income	858	740
Remeasurements- Return on plan assets excluding amounts included in interest income	245	234
Employer contribution	1,057	1,042
Employee contribution	1,683	1,652
Benefits paid	(1,727)	(2,040)
Fair value of plan assets at the end	**13,928**	**11,812**
Funded status surplus / (deficit)	61	(67)
Irrecoverable surplus - effect of asset ceiling	(61)	–
Net liability *(Refer to Note 2.15)*	**–**	**(67)**

Amount recognized in the consolidated statement of profit and loss for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Service cost	952	880
Net interest on the net defined benefit liability / asset	4	24
Net provident fund cost	**956**	**904**

Amount recognized in the Consolidated Statement of Other Comprehensive Incomefor the year ended March 31, 2025 and March 31, 2024 is as follows:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	218	96
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(245)	(234)
Irrecoverable surplus - effect of asset ceiling	61	–
	34	(138)

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

(In %)

Particulars	As at March 31,	
	2025	2024
Government of India (GOI) bond yield(1)	6.50	7.00
Expected rate of return on plan assets	8.00	8.20
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.25	8.25

(1) In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The break-up of the plan assets into various categories as at March 31, 2025 and March 31, 2024 are as follows:

(In %)

Particulars	As at March 31,	
	2025	2024
Central and State government bonds	60	60
Public sector undertakings and Private sector bonds	28	30
Others	12	10

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of provident fund liability exposes the Group to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2025, the defined benefit obligation would be affected by approximately ₹129 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed ₹1,323 crore and ₹1,257 crore to the provident fund during the year ended March 31, 2025 and March 31, 2024, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.22.3 Superannuation

The Group contributed ₹512 crore and ₹513 crore during the year ended March 31, 2025 and March 31, 2024, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.22.4 Employee benefit costs include

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Salaries and bonus(1)	83,739	80,532
Defined contribution plans	677	670
Defined benefit plans	1,534	1,418
	85,950	82,620

(1) Includes employee stock compensation expense of ₹802 crore and ₹652 crore for the year ended March 31, 2025 and March 31, 2024 respectively.

2.23 Earnings per equity share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The computation of basic earnings per equity share is as follows:

Particulars	Year ended March 31,	
	2025	2024
Profit attributable to equity holders of the Company (in ₹ crore)	26,713	26,233
Basic earnings per equity share - weighted average number of equity shares outstanding[(1)]	414,16,11,738	413,85,68,090
Basic earnings per equity share (₹)	**64.50**	**63.39**

The reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share and computation of diluted earnings per equity share is as follows:

Particulars	Year ended March 31,	
	2025	2024
Profit attributable to equity holders of the Company (in ₹ crore)	26,713	26,233
Weighted average number of equity shares outstanding used in computing in basic earnings per equity share[(1)]	414,16,11,738	413,85,68,090
Effect of dilutive common equivalent shares - share options outstanding	104,39,446	61,12,335
Weighted average number of equity shares and common equivalent shares outstanding used in computing diluted earnings per equity share	415,20,51,184	414,46,80,425
Diluted earnings per equity share (₹)	**64.34**	**63.29**

[(1)] Excludes treasury shares.

For the years ended March 31, 2025 and March 31, 2024, there were 13,931 and 1,19,711 options to purchase equity shares which had an anti-dilutive effect.

2.24 Contingent liabilities and commitments

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

2.24.1 Contingent liability

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Contingent liabilities :		
Claims against the Group, not acknowledged as debts[(1)]	2,953	3,583
[Amount paid to statutory authorities ₹4,207 crore (₹8,754 crore)]		

[(1)] As at March 31, 2025 and March 31, 2024, claims against the Group not acknowledged as debts in respect of income tax matters amounted to ₹1,933 crore and ₹2,794 crore, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to ₹4,199 crore and ₹8,743 crore as at March 31, 2025 and March 31, 2024, respectively.

2.24.2 Legal proceedings

McCamish Cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC ("McCamish"), a subsidiary of Infosys BPM Limited (a wholly-owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists' assistance, substantially remediated and restored the affected applications and systems. Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which the Company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party eDiscovery vendor in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers.

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On December 20, 2024, the Court granted the parties' joint motion to stay proceedings pending the parties' efforts to resolve the lawsuit through mediation. On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish's customers. Under the settlement terms, McCamish has agreed to pay $17.5 million (approximately ₹150 crore) into a fund to settle these matters. The agreed terms are subject to finalization of the terms of the settlement agreement, and preliminary and final court approval. If approved, the settlement will resolve all allegations made in the class action lawsuits without admission of any liability.

McCamish has recorded an accrual of $17.5 million (approximately ₹150 crore) related to the settlement. McCamish has recognized an insurance reimbursement receivable of $17 million (approximately ₹145 crore) which has been offset against the settlement expense of $17.5 million (approximately ₹150 crore) in the Statement of Profit and Loss. McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time.

Others

Apart from legal proceedings and claims arising from the McCamish cybersecurity incident, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group's management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group's results of operations or financial condition.

2.24.3 Commitments

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)[1]	935	780
Other commitments*	122	79

[1] Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment.

* Uncalled capital pertaining to investments.

2.25 Related party transactions

List of related parties

(In %)

Name of subsidiaries	Country	Holdings as at March 31,	
		2025	2024
Infosys Technologies (China) Co. Limited (Infosys China)[1]	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)[1]	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden)[1]	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)[1]	China	100	100
EdgeVerve Systems Limited (EdgeVerve)[1]	India	100	100
Infosys Austria GmbH[1]	Austria	100	100
Skava Systems Private Limited (Skava Systems)[1][35]	India	–	100
Infosys Chile SpA[1]	Chile	100	100
Infosys Arabia Limited[2][20]	Saudi Arabia	70	70
Infosys Consulting Ltda.[1]	Brazil	100	100
Infosys Luxembourg S.a.r.l[1]	Luxembourg	100	100
Infosys Americas Inc. (Infosys Americas)[1][23]	US	–	–
Infosys Consulting S.R.L.[2]	Argentina	100	100
Infosys Romania S.r.l. *(formerly Infosys Consulting S.R.L. (Romania))*[1]	Romania	100	100
Infosys Limited Bulgaria EOOD[1]	Bulgaria	100	100
Infosys Turkey Bilgi Teknolojileri Limited Sirketi[1]	Turkey	100	100
Infosys Germany Holding Gmbh[1]	Germany	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2025	2024
Infosys Automotive and Mobility GmbH & Co. KG[1]	Germany	100	100
Infosys Green Forum[1]	India	100	100
Infosys Business Solutions LLC[1]	Qatar	100	100
WongDoody Inc.[1][37]	US	–	100
IDUNN Information Technology Private Limited *(formerly Danske IT and Support Services India Private Limited ("Danske IT"))*[1][25]	India	100	100
Infosys Public Services, Inc. USA (Infosys Public Services)[1]	US	100	100
Infosys Public Services Canada Inc.[11]	Canada	100	100
Infosys BPM Limited[1]	India	100	100
Infosys BPM UK Limited[3]	UK	100	100
Infosys (Czech Republic) Limited s.r.o.[3]	Czech Republic	100	100
Infosys Poland Sp z.o.o[3]	Poland	100	100
Infosys McCamish Systems LLC[3]	US	100	100
Portland Group Pty Ltd[3]	Australia	100	100
Infosys BPO Americas LLC.[3]	US	100	100
Infosys BPM Canada Inc[3][24][29]	Canada	–	–
Panaya Inc. (Panaya)[1]	US	100	100
Panaya Ltd.[4]	Israel	100	100
Panaya Germany GmbH[4]	Germany	100	100
Brilliant Basics Holdings Limited (Brilliant Basics)[1][20]	UK	100	100
Brilliant Basics Limited[5][20]	UK	100	100
Infosys Consulting Holding AG[1]	Switzerland	100	100
Infosys Management Consulting Pty Limited[6]	Australia	100	100
Infosys Consulting AG[6]	Switzerland	100	100
Infosys Consulting GmbH[6]	Germany	100	100
Infosys Consulting SAS[6]	France	100	100
Infy Consulting B.V.[6]	The Netherlands	100	100
Infosys Consulting (Belgium) NV[6]	Belgium	100	100
Infy Consulting Company Ltd[6]	UK	100	100
GuideVision s.r.o.[7]	Czech Republic	100	100
GuideVision Deutschland GmbH[8]	Germany	100	100
GuideVision Suomi Oy[8]	Finland	100	100
GuideVision Magyarország Kft[8]	Hungary	100	100
GuideVision Polska Sp. z.o.o[8]	Poland	100	100
GuideVision UK Ltd[8][20]	UK	100	100
Infosys Nova Holdings LLC. (Infosys Nova)[1]	US	100	100
Outbox systems Inc. dba Simplus (US)[9][38]	US	–	100
Simplus ANZ Pty Ltd[9]	Australia	100	100
Simplus Australia Pty Ltd[10]	Australia	100	100
Simplus Philippines, Inc.[9]	Philippines	100	100
Kaleidoscope Animations, Inc.[9][38]	US	–	100
Kaleidoscope Prototyping LLC[17][27]	US	–	–
Blue Acorn iCi Inc *(formerly Beringer Commerce Inc)*[9][38]	US	–	100
Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*[1]	Singapore	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2025	2024
Infosys Financial Services GmbH. *(formerly Panaya GmbH)*[12]	Germany	100	100
Infosys South Africa (Pty) Ltd[12]	South Africa	100	100
Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*[12]	Malaysia	100	100
Infosys Middle East FZ LLC[12]	Dubai	100	100
Infosys Norway[12]	Norway	100	100
Infosys Compaz Pte. Ltd[13]	Singapore	60	60
HIPUS Co., Ltd[13]	Japan	81	81
Fluido Oy[12]	Finland	100	100
Fluido Sweden AB[14]	Sweden	100	100
Fluido Norway A/S[14]	Norway	100	100
Fluido Denmark A/S[14]	Denmark	100	100
Fluido Slovakia s.r.o[14]	Slovakia	100	100
Infosys Fluido UK, Ltd[14]	U.K.	100	100
Infosys Fluido Ireland, Ltd[15]	Ireland	100	100
Stater N.V.[13]	The Netherlands	75	75
Stater Nederland B.V.[16]	The Netherlands	75	75
Stater XXL B.V.[16]	The Netherlands	75	75
HypoCasso B.V.[16]	The Netherlands	75	75
Stater Participations B.V.[28]	The Netherlands	–	–
Stater Belgium N.V./S. A.[16][28]	Belgium	75	75
Stater Gmbh[16]	Germany	75	75
Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*[12]	Germany	100	100
Wongdoody Gmbh *(formerly known as oddity GmbH)*[18]	Germany	100	100
WongDoody (Shanghai) Co. Limited *(formerly known as oddity (Shanghai) Co., Ltd.)*[19]	China	100	100
WongDoody limited (Taipei) *(formerly known as oddity Limited (Taipei))*[19]	Taiwan	100	100
oddity space GmbH[18][26]	Germany	–	–
oddity jungle GmbH[18][26]	Germany	–	–
oddity code GmbH[18][26]	Germany	–	–
WongDoody d.o.o *(formerly known as oddity code d.o.o)*[19][26]	Serbia	100	100
oddity waves GmbH[18][26]	Germany	–	–
oddity group services GmbH[18][26]	Germany	–	–
BASE life science A/S[12]	Denmark	100	100
BASE life science AG[21]	Switzerland	100	100
BASE life science GmbH[21]	Germany	100	100
BASE life science S.A.S[21]	France	100	100
BASE life science Ltd.[21]	UK	100	100
BASE life science S.r.l.[21]	Italy	100	100
Innovisor Inc.[21]	US	100	100
BASE life science Inc.[21]	US	100	100
BASE life science S.L.[21]	Spain	100	100
InSemi Technology Services Private Limited[30]	India	100	100
Elbrus Labs Private Limited[30][22]	India	100	–
Infosys Services (Thailand) Limited[1][32]	Thailand	100	–

Name of subsidiaries	Country	Holdings as at March 31,	
		2025	2024
Infy tech SAS[12][31]	France	100	–
in-tech Holding GmbH[33][39]	Germany	–	–
in-tech GmbH[33]	Germany	100	–
Friedrich & Wagner Asia Pacific GmbH[33][39]	Germany	–	–
drivetech Fahrversuch GmbH[33]	Germany	100	–
ProIT[33]	Romania	100	–
in-tech Automotive Engineering de R.L. de C.V[33][20]	Mexico	100	–
Friedrich Wagner Holding Inc.[33][20]	US	100	–
in-tech Automotive Engineering SL[33]	Spain	100	–
in-tech Automotive Engineering LLC[33][36]	US	–	–
in-tech Services LLC[33][36]	US	–	–
in-tech Engineering s.r.o[33]	Czech Republic	100	–
in-tech Engineering GmbH[33]	Austria	100	–
in-tech Engineering services S.R.L[33]	Romania	100	–
in-tech Group Ltd[33]	UK	100	–
In-tech Automotive Engineering Shenyang Co. Ltd[33]	China	100	–
in-tech Group India Private Ltd[33]	India	100	–
In-tech Automotive Engineering Beijing Co., Ltd[33]	China	100	–
Blitz 24-893 SE[34]	Germany	100	–
Infosys Limited SPC[1][40]	Oman	100	–
Infosys BPM Netherlands B.V.[3][41]	The Netherlands	100	–

[1] Wholly-owned subsidiary of Infosys Limited
[2] Majority-owned and controlled subsidiary of Infosys Limited
[3] Wholly-owned subsidiary of Infosys BPM Limited
[4] Wholly-owned subsidiary of Panaya Inc.
[5] Wholly-owned subsidiary of Brilliant Basics Holding Limited.
[6] Wholly-owned subsidiary of Infosys Consulting Holding AG
[7] Wholly-owned subsidiary of Infy Consulting Company Limited
[8] Wholly-owned subsidiary of GuideVision s.r.o.
[9] Wholly-owned subsidiary of Infosys Nova Holdings LLC
[10] Wholly-owned subsidiary of Simplus ANZ Pty Ltd
[11] Wholly-owned subsidiary of Infosys Public Services, Inc.
[12] Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*
[13] Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd. *(formerly Infosys Consulting Pte. Ltd.)*
[14] Wholly-owned subsidiary of Fluido Oy
[15] Wholly-owned subsidiary of Infosys Fluido UK, Ltd.
[16] Wholly-owned subsidiary of Stater N.V
[17] Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
[18] Wholly-owned subsidiary of Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*
[19] Wholly-owned subsidiary of Wongdoody Gmbh *(formerly known as oddity GmbH)*
[20] Under liquidation
[21] Wholly-owned subsidiary of BASE life science A/S
[22] Wholly-owned subsidiary of InSemi Technology Services Private Limited

(23) Liquidated effective July 14, 2023

(24) Incorporated on August 11, 2023

(25) On September 1, 2023, Infosys Ltd. acquired 100% of voting interests in IDUNN Information Technology Private Limited *(formerly Danske IT and Support Services India Private Limited ("Danske IT"))*

(26) On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of Wongdoody Gmbh *(formerly known as oddity GmbH).*

(27) Kaleidoscope Prototyping LLC, a wholly-owned subsidiary of Kaleidoscope Animations is liquidated effective November 1, 2023

(28) On November 24, 2023, Stater Participations B.V (A wholly-owned subsidiary of Stater N.V.) merged with Stater N.V. and Stater Belgium N.V./S.A which was formerly a wholly-owned subsidiary of Stater Participations B.V. became a wholly-owned subsidiary of Stater N.V.

(29) On March 15, 2024, Infosys BPM Canada Inc., a wholly-owned subsidiary of Infosys BPM Limited got dissolved.

(30) On May 10, 2024, Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited.

(31) Incorporated on July 03, 2024

(32) Incorporated on July 26, 2024

(33) On July 17, 2024, Infosys Germany GmbH, a wholly-owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, ProIT, in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Beijing Co., Ltd). Subsequently on September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.

(34) On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Blitz 24-893 SE

(35) Liquidated effective November 14, 2024

(36) Liquidated effective November 30, 2024

(37) WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025.

(38) Kaleidoscope Animations, Blue Acorn iCi Inc and Outbox systems Inc. dba Simplus (US) merged into Infosys Nova Holdings LLC effective January 1, 2025.

(39) In-tech Holding GmbH and Friedrich & Wagner Asia Pacific GmbH merged into in-tech GmbH effective January 1, 2025.

(40) Incorporated on December 12, 2024

(41) Incorporated on March 20, 2025

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation[1]	India	Trust jointly controlled by KMPs

Refer to Note 2.22 for information on transactions with post-employment benefit plans mentioned above.

(1) During the year ended March 31, 2025 and March 31, 2024, the Group contributed ₹434 crore and ₹408 crore, respectively towards CSR.

List of key management personnel

Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

Non-whole-time Directors

Nandan M. Nilekani

D. Sundaram

Micheal Gibbs

Bobby Parikh

Chitra Nayak

Govind Iyer

Helene Auriol Potier (appointed as independent director effective May 26, 2023)

Nitin Paranjpe (appointed as an additional and independent director effective January 1, 2024)

Uri Levine (retired as independent director effective April 19, 2023)

Executive Officers

Inderpreet Sawhney, Chief Legal Officer and Chief Compliance Officer

Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Nilanjan Roy (resigned as Chief Financial Officer of the Company effective March 31, 2024)

Shaji Mathew , Chief Human Resources Officer

Mohit Joshi (resigned as President effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the Company)

Company Secretary

A.G.S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In ₹ crore)

Particulars	Year ended March 31,	
	2025	2024
Salaries and other short term employee benefits to whole-time directors and executive officers[(1)(2)]	118	113
Commission and other benefits to non-executive/independent directors	19	17
Total	**137**	130

[(1)] Total employee stock compensation expense for the year ended March 31, 2025 and March 31, 2024 includes a charge of ₹70 crore and ₹68 crore, respectively, towards key management personnel. (Refer to Note 2.12)

[(2)] Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

Additional information pursuant to para 2 of general instructions for the preparation of Consolidated financial statements

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
Infosys Limited	75.24	87,332	87.99	25,568	100.00	105	88.03	25,673
Indian subsidiaries								
Infosys BPM Limited	2.82	3,276	2.66	773	(3.81)	(4)	2.64	769
EdgeVerve Systems Limited (EdgeVerve)	1.54	1,783	3.77	1,095	(0.95)	(1)	3.75	1,094
Infosys Green Forum	0.26	304	0.02	6	–	–	0.02	6
IDUNN Information Technology Private Limited (formerly Danske IT and Support Services India Private Limited ("Danske IT"))	0.07	79	–	–	–	–	–	–
Skava Systems Pvt. Ltd. (Skava Systems)	–	–	–	–	–	–	–	–
Elbrus Labs Private Limited	0.00	4	–	–	–	–	–	–
Insemi Technology Service Private Limited	0.04	42	(0.02)	(5)	–	–	(0.02)	(5)
in-tech Group India Private Ltd	0.00	1	–	–	–	–	–	–
Foreign subsidiaries								
Infosys Technologies (China) Co. Limited (Infosys China)	0.61	706	0.53	153	–	–	0.52	153
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	0.47	548	0.29	85	–	–	0.29	85
Infosys Technologies (Sweden) AB. (Infosys Sweden)	0.22	250	0.19	56	–	–	0.19	56
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	0.33	379	(0.25)	(72)	–	–	(0.25)	(72)
Panaya Inc. (Panaya)	0.16	189	(0.03)	(8)	–	–	(0.03)	(8)
Infosys Nova Holdings LLC. (Infosys Nova)	2.57	2,978	0.31	89	–	–	0.31	89
Panaya Ltd	(0.14)	(161)	0.64	187	–	–	0.64	187
Infosys Financial Services GmbH *(formerly known as Panaya Gmbh)*	0.00	4	0.00	1	–	–	0.00	1
Infosys Middle East FZ LLC	(0.01)	(8)	0.01	3	1.90	2	0.02	5

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
Infosys Chile SpA	0.05	59	0.08	22	–	–	0.08	22
WongDoody, Inc	–	–	0.17	48	–	–	0.16	48
Fluido Oy	0.13	151	0.07	20	–	–	0.07	20
Fluido Sweden AB (Extero)	0.07	78	0.06	18	–	–	0.06	18
Fluido Norway A/S	0.06	66	0.03	10	–	–	0.03	10
Fluido Denmark A/S	(0.01)	(8)	0.02	7	–	–	0.02	7
Fluido Slovakia s.r.o	0.01	7	0.00	1	–	–	0.00	1
Infosys Fluido UK Ltd	0.00	(4)	0.03	10	–	–	0.03	10
Infosys Fluido Ireland Ltd	0.01	7	0.01	3	–	–	0.01	3
Infosys Consulting Holding AG	0.50	582	0.51	147	–	–	0.50	147
Infosys Management Consulting Pty Ltd	0.06	72	0.07	20	–	–	0.07	20
Infosys Consulting AG	0.14	162	0.11	33	3.81	4	0.13	37
Infosys Consulting (Belgium) NV	–	–	0.01	4	–	–	0.01	4
Infosys Consulting GmbH	0.14	165	0.11	33	–	–	0.11	33
Infosys Singapore Pte. Ltd	5.84	6,782	0.00	(1)	–	–	0.00	(1)
Infosys Consulting SAS	0.01	10	0.02	5	–	–	0.02	5
Infosys Consulting S.R.L. (Argentina)	(0.01)	(17)	(0.11)	(31)	–	–	(0.11)	(31)
Infosys Austria GMBH	0.00	3	0.01	4	–	–	0.01	4
Infy Consulting B.V.	0.06	65	0.02	7	–	–	0.02	7
Infosys Consulting Ltda	0.14	167	0.16	46	–	–	0.16	46
Infosys Consulting S.R.L.	0.12	134	0.09	26	–	–	0.09	26
Infosys McCamish Systems LLC	1.06	1,233	0.26	76	–	–	0.26	76
Stater N.V.	0.37	432	0.47	138	–	–	0.47	138
Stater Nederland B.V.	0.11	133	(0.27)	(78)	–	–	(0.27)	(78)
Stater XXL B.V.	–	–	–	–	–	–	-	–
HypoCasso B.V.	0.02	23	0.04	11	–	–	0.04	11
Stater Gmbh	(0.05)	(61)	(0.10)	(29)	–	–	(0.10)	(29)
Stater Belgium N.V./S.A.	0.10	113	0.07	20	0.95	1	0.07	21
Infosys South Africa (Pty) Ltd	0.01	10	–	–	–	–	–	–
Infosys Limited Bulgaria EOOD	0.01	13	0.02	5	–	–	0.02	5

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
Kaleidoscope Animations, Inc.	–	–	0.16	46	–	–	0.16	46
Blue Acorn iCi Inc *(formerly known as Beringer Commerce Inc)*	–	–	0.18	53	–	–	0.18	53
GuideVision, s.r.o..	0.13	152	0.14	41	–	–	0.14	41
GuideVision Deutschland GmbH	(0.01)	(9)	–	–	–	–	–	–
GuideVision Suomi Oy	0.00	(3)	(0.01)	(3)	–	–	(0.01)	(3)
GuideVision Magyarország Kft.	0.00	(1)	0.00	(1)	–	–	0.00	(1)
GuideVision Polska SP. Z O.O.	–	–	–	–	–	–	–	–
GuideVision UK Ltd	0.00	2	–	–	–	–	–	–
Infosys Germany Holding Gmbh	0.00	1	0.00	(1)	–	–	0.00	(1)
Infosys Automotive and Mobility GmbH & Co. KG	(1.07)	(1,239)	(0.83)	(240)	0.95	1	(0.82)	(239)
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	0.01	8	(0.08)	(23)	–	–	(0.08)	(23)
Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*	3.50	4,065	(0.18)	(53)	–	–	(0.18)	(53)
WongDoody GmbH *(formerly known as oddity GmbH)*	0.03	36	(0.06)	(17)	–	–	(0.06)	(17)
oddity (Shanghai) Co., Ltd.	0.01	6	0.00	1	–	–	0.00	1
oddity Limited(Taipei)	0.00	1	0.00	1	–	–	0.00	1
Wongdoody d.o.o	0.01	6	0.00	1	–	–	0.00	1
Infosys Business Solutions LLC	0.04	48	0.06	16	–	–	0.05	16
Panaya Germany GmbH	0.00	(1)	0.00	1	–	–	0.00	1
Infosys Arabia Limited	0.00	4	–	–	–	–	–	–
Infosys Norway	0.00	1	–	–	–	–	–	–
Outbox systems Inc. dba Simplus (US)	–	–	0.12	34	–	–	0.12	34
Simplus Australia Pty Ltd	0.01	16	0.04	12	–	–	0.04	12
Simplus Philippines, Inc.	0.02	19	0.01	4	–	–	0.01	4
Simplus ANZ Pty Ltd.	–	–	–	–	–	–	–	–

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
BASE life science AG	0.00	(3)	(0.10)	(28)	(2.86)	(3)	(0.11)	(31)
BASE life science GmbH	0.00	(1)	0.01	3	–	–	0.01	3
BASE life science A/S	0.01	10	(0.28)	(80)	–	–	(0.27)	(80)
BASE life science S.A.S	0.00	2	0.01	2	–	–	0.01	2
BASE life science Ltd.	0.01	8	0.01	3	–	–	0.01	3
BASE life science S.r.l.	0.00	(1)	0.00	(1)	–	–	0.00	(1)
Innovisor Inc.	–	–	–	–	–	–	–	–
BASE life science Inc.	0.00	(2)	0.00	(1)	–	–	0.00	(1)
BASE life science S.L.	0.01	12	0.02	5	–	–	0.02	5
Infosys Public Services, Inc. USA (Infosys Public Services)	1.50	1,745	1.16	338	–	–	1.16	338
Infosys Luxembourg S.a.r.l	0.05	57	0.06	17	–	–	0.06	17
Infosys Compaz PTE Ltd	0.26	303	0.30	87	–	–	0.30	87
Infy Consulting Company Limited	0.29	334	0.26	75	–	–	0.26	75
Infosys Poland Sp. Z.o.o	1.06	1,227	0.50	145	–	–	0.50	145
Portland Group Pty Ltd	0.04	50	–	–	–	–	–	–
Infosys BPO Americas LLC	0.08	96	0.06	18	–	–	0.06	18
Infosys (Czech Republic) Limited s.r.o.	0.09	103	(0.03)	(9)	–	–	(0.03)	(9)
HIPUS Co., Ltd	0.13	149	0.11	31	–	–	0.11	31
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)	0.02	25	0.03	8	–	–	0.03	8
Infosys BPM UK Limited	0.02	22	–	–	–	–	–	–
Infosys Public Services Canada Inc.	0.03	31	0.02	7	–	–	0.02	7
Brilliant Basics Holdings Limited	0.06	70	0.00	1	–	–	0.00	1
Brilliant Basics Limited	0.00	1	–	–	–	–	–	–
Infy tech SAS	–	–	–	–	–	–	–	–
In-tech Automotive Engineering Shenyang Co. Ltd	0.01	11	0.01	2	–	–	0.01	2

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as % age of consolidated net assets	Amount (In ₹ crore)	as % age of consolidated profit or loss	Amount (In ₹ crore)	as % age of consolidated other comprehensive income	Amount (In ₹ crore)	as % age of consolidated total comprehensive income	Amount (In ₹ crore)
In-tech Automotive Engineering Beijing Co., Ltd	0.01	9	0.00	1	–	–	0.00	1
in-tech Holding GmbH	0.07	83	0.02	5	–	–	0.02	5
in-tech GmbH	0.41	471	0.07	21	–	–	0.07	21
Drivetech Fahrversuch GmbH	0.01	6	0.01	2	–	–	0.01	2
Friedrich & Wagner Asia Pacific GmbH	–	–	0.03	10	–	–	0.03	10
ProIT,S.R.L	0.02	19	0.01	3	–	–	0.01	3
in-tech Engineering services S.R.L, RO	0.01	7	0.00	1	–	–	0.00	1
in-tech Automotive Engineering SL	0.00	(4)	–	–	–	–	–	–
in-tech Engineering GmbH, Austria	0.01	9	0.01	3	–	–	0.01	3
in-tech Automotive Engineering LLC	–	–	–	–	–	–	–	–
Friedrich & Wagner Holding Inc.	0.00	(2)	0.00	(1)	–	–	0.00	(1)
in-tech Services LLC	–	–	–	–	–	–	–	–
in-tech Automotive Engineering de R.L. de C.V	–	–	–	–	–	–	–	–
in-tech Engineering s.r.o	0.01	12	0.01	2	–	–	0.01	2
in-tech Group Ltd	0.01	7	0.04	13	–	–	0.04	13
Blitz 24-893 SE	0.00	1	–	–	–	–	–	–
Infosys Services (Thailand) Limited	0.01	10	(0.01)	(2)	–	–	(0.01)	(2)
Subtotal	**100.00**	**116,072**	**100.00**	**29,059**	**100.00**	**105**	**100.00**	**29,164**
Adjustment arising out of consolidation		(20,129)		(2,328)		349		(1,979)
Controlled Trusts		(125)		(18)		–		(18)
		95,818		**26,713**		**454**		**27,167**
Non-controlling interests		385		37		5		42
Total		**96,203**		**26,750**		**459**		**27,209**

2.26 Segment reporting

Ind AS 108, *Operating segments*, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably.
The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in Note 2.18, Revenue from operations.

Business segments

Year ended March 31, 2025 and March 31, 2024:

(In ₹ crore)

Particulars	Financial Services [1]	Retail [2]	Communication[3]	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences[4]	All other segments[5]	Total
Revenue from operations	45,175	22,059	19,108	21,710	25,207	13,090	11,831	4,810	1,62,990
	42,158	22,504	17,991	20,035	22,298	12,411	11,515	4,758	1,53,670
Identifiable operating expenses	25,871	10,931	12,420	11,882	16,167	7,592	7,166	2,986	95,015
	24,782	11,704	11,071	10,838	14,596	7,232	6,716	2,938	89,877
Allocated expenses	8,205	3,995	3,347	3,731	4,184	2,278	2,002	997	28,739
	8,052	3,918	3,232	3,674	3,505	2,026	1,901	1,060	27,368
Segment operating income	**11,099**	**7,133**	**3,341**	**6,097**	**4,856**	**3,220**	**2,663**	**827**	**39,236**
	9,324	**6,882**	**3,688**	**5,523**	**4,197**	**3,153**	**2,898**	**760**	**36,425**
Unallocable expenses									4,812
									4,678
Other income, net									3,600
									4,711
Finance cost									416
									470
Profit before tax									**37,608**
									35,988
Income tax expense									10,858
									9,740
Net profit									**26,750**
									26,248
Depreciation and amortization expense									4,812
									4,678
Non-cash expenses other than depreciation and amortization									–
									–

(1) Financial Services include enterprises in Financial Services and Insurance.

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics.

(3) Communication includes enterprises in Communication, Telecom OEM and Media.

(4) Life Sciences includes enterprises in Life sciences and Healthcare.

(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in Public Services.

Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2025 and March 31, 2024, respectively.

2.27 Function-wise classification of Consolidated Statement of Profit and Loss

(In ₹ crore)

Particulars	Note	Year ended March 31, 2025	2024
Revenue from operations	2.18	1,62,990	1,53,670
Cost of sales		1,13,347	1,07,413
Gross profit		**49,643**	**46,257**
Operating expenses			
Selling and marketing expenses		7,588	6,973
General and administration expenses		7,631	7,537
Total operating expenses		**15,219**	**14,510**
Operating profit		**34,424**	**31,747**
Other income, net	2.19	3,600	4,711
Finance cost		416	470
Profit before tax		**37,608**	**35,988**
Tax expense:			
Current tax	2.17	12,130	8,390
Deferred tax	2.17	(1,272)	1,350
Profit for the period		**26,750**	**26,248**
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.22	(92)	120
Equity instruments through other comprehensive income, net	2.5	19	19
		(73)	**139**
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11	(24)	11
Exchange differences on translation of foreign operations, net		357	226
Fair value changes on investments, net	2.5	199	144
		532	**381**
Total other comprehensive income / (loss), net of tax		**459**	**520**
Total comprehensive income for the period		**27,209**	**26,768**
Profit attributable to:			
Owners of the Company		26,713	26,233
Non-controlling interests		37	15
		26,750	**26,248**
Total comprehensive income attributable to:			
Owners of the Company		27,167	26,754
Non-controlling interests		42	14
		27,209	**26,768**

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman
DIN: 00041245

Salil Parekh
Chief Executive Officer and Managing Director
DIN: 01876159

Bobby Parikh
Director
DIN: 00019437

Bengaluru
April 17, 2025

Jayesh Sanghrajka
Chief Financial Officer

A.G.S. Manikantha
Company Secretary
Membership No. A21918

May 30, 2025

Dear Member,

You are cordially invited to attend the 44th Annual General Meeting (AGM) of the members of Infosys Limited ("the Company") to be held on Wednesday, June 25, 2025 at 4:00 p.m. IST through video conference and other audio-visual means ("VC").

The Notice of the meeting, containing the business to be transacted, is enclosed herewith. As per Section 108 of the Companies Act, 2013 ("the Act"), read with the related rules and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the LODR Regulations"), the Company is pleased to provide its members the facility to cast their vote by electronic means on all resolutions set forth in the Notice.

Very truly yours,

Sd/-

Nandan M. Nilekani

Chairman

Enclosures:

1. Notice of the 44th Annual General Meeting

2. Instructions for participation through VC

3. Instructions for e-voting

Note: Attendees who require technical assistance to access and participate in the meeting through VC are requested to contact either of these helpline numbers: +91 80 4156 5555 / +91 80 4156 5777

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: +91 80 2852 0261
Fax: +91 80 2852 0362

investors@infosys.com
www.infosys.com

Notice of the 44th Annual General Meeting

Notice is hereby given that the 44th Annual General Meeting (AGM) of the members of Infosys Limited ("the Company") will be held on Wednesday, June 25, 2025, at 4:00 p.m. IST through video conference / other audio-visual means ("VC") to transact the following business:

Ordinary business

Item no. 1 – Adoption of financial statements

To consider and adopt the audited financial statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2025 and the reports of the Board of Directors ("the Board") and auditors thereon.

Item no. 2 – Declaration of dividend

To declare a final dividend of ₹22/- per equity share for the financial year ended March 31, 2025.

Item no. 3 – Appointment of Salil Parekh as a director, liable to retire by rotation

To appoint a director in place of Salil Parekh (DIN: 01876159), who retires by rotation and being eligible, seeks reappointment.

Explanation: Based on the terms of appointment, executive directors, non-executive and non-independent chairman are subject to retirement by rotation. Salil Parekh, Chief Executive Officer and Managing Director, who was reappointed on June 28, 2023 and will serve as a Chief Executive Officer and Managing Director up to March 31, 2027 and whose office is liable to retire at the ensuing AGM, being eligible, seeks reappointment. Based on performance evaluation and recommendation of the Nomination and Remuneration Committee, The Board recommends his reappointment.

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, the approval of members of the Company, be and is hereby accorded to reappoint Salil Parekh (DIN: 01876159) as a director up to March 31, 2027, who is liable to retire by rotation.

Special business

Item No. 4 – Material related party transactions of Infosys Limited and its subsidiaries with Stater N.V

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT pursuant to and in accordance with: (i) Provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time ("the LODR Regulations"); (ii) Applicable provisions of the Companies Act, 2013, including any statutory modification(s) or re-enactment thereof ("the Act") and the rules framed thereunder; (iii) Policy on related party transactions of the Company; and (iv) Approval of the Audit Committee and recommendation of the Board of Directors, the approval of the Members of the Company be and is hereby accorded to the Company and specific subsidiaries of the Company (as listed in the explanatory statement to this resolution) to enter into and / or continue related party contract(s) / arrangement(s) / transaction(s) (whether by way of an individual transaction or transactions taken together or a series of transactions or otherwise) with Stater N.V., a majority-owned subsidiary of the Company, which qualifies as a related party transaction within the meaning of Regulation 2(1)(zc) of the LODR Regulations, in the course of purchase / sale of services, purchase / sale of shared services, loans, equity infusion and merger on such material terms and conditions as detailed in the explanatory statement to this resolution and as may be agreed by the Company and specific subsidiary with Stater N.V., such that during the financial year ending on March 31, 2026, the maximum value of the transactions of the Company and each specific subsidiary of the Company with Stater N.V. does not exceed the value as specified in the explanatory statement and the aggregate value of all such transactions with Stater N.V. does not exceed ₹2,975 crore or 1.83% of the annual consolidated turnover, provided that the said transactions shall be at arm's length basis and in the ordinary course of business.

RESOLVED FURTHER THAT the Board of Directors (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted / empowered / to be constituted by the Board from time to time to exercise its powers conferred by this Resolution(s) / transaction(s) and / or enter into and / or carry out new contract(s) / arrangement(s) / transaction(s), whether by way of an individual transaction or transactions taken together as a series of transactions or otherwise) of the Company be and is hereby authorized to settle any question, difficulty, or doubt, that may arise in giving effect to this resolution and to do all such acts, deeds and things as may be necessary, expedient and desirable for the purpose of giving effect to this resolution.

Item no. 5 – Material related party transactions of Infosys Limited and its subsidiaries with Stater Nederland B.V.

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT pursuant to and in accordance with: (i) Provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time ("the LODR Regulations"); (ii) Applicable provisions of the Companies Act, 2013 including any statutory modification(s) or re-enactment thereof ("the Act") and the rules framed thereunder; (iii) Policy on Related Party Transactions of the Company; and (iv) Approval of the Audit Committee and recommendation of the Board of Directors, approval of the members of the Company be and is hereby accorded to the Company and the specific subsidiaries of the Company (as listed in the explanatory statement to this resolution) to enter into and / or continue related party contract(s) / arrangement(s) / transaction(s) (whether by way of an individual transaction or transactions taken together or a series of transactions or otherwise) with Stater Nederland B.V., a majority-owned subsidiary of the Company, which qualifies as a related party transaction within the meaning of Regulation 2(1)(zc) of the LODR Regulations, in the course of purchase / sale of services, purchase / sale of shared services and parental guarantee on such material terms and conditions as detailed in the explanatory statement to this resolution and as may be agreed by the Company and specific subsidiary with Stater Nederland B.V., such that during the financial year ending on March 31, 2026, the maximum value of the transactions of the Company and each specific subsidiary of the Company with Stater Nederland B.V. does not exceed the value as specified in the explanatory statement and the aggregate value of all such transactions of the Company and its subsidiaries with Stater Nederland B.V. does not exceed ₹2,670 crore or 1.64% of the annual consolidated turnover, provided that the said transactions shall be at arm's length basis and in the ordinary course of business.

RESOLVED FURTHER THAT the Board of Directors (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted / empowered / to be constituted by the Board from time to time to exercise its powers conferred by this Resolution(s) / transaction(s) and / or enter into and / or carry out new contract(s) / arrangement(s) / transaction(s), whether by way of an individual transaction or transactions taken together as a series of transactions or otherwise) of the Company be and is hereby authorized to settle any question, difficulty, or doubt, that may arise in giving effect to this resolution and to do all such acts, deeds and things as may be necessary, expedient and desirable for the purpose of giving effect to this resolution.

Item no. 6 – Appointment of M/s Makarand M. Joshi & Co., Company Secretaries as Secretarial Auditor of the Company

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT pursuant to the provisions of Sections 179 and 204 and other applicable provisions of the Companies Act, 2013, read with the rules made thereunder, and Regulation 24A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, and based on the recommendations of the Audit Committee and the Board of Directors, the approval of the members be and is hereby accorded for the appointment of M/s Makarand M. Joshi & Co., Company Secretaries (Firm registration no: P2009MH007000), as Secretarial Auditors of the Company for a term of five consecutive years, commencing from Financial Year 2025-26 till Financial Year 2029-30 at such remuneration and on such terms and conditions as may be determined by the Board of Directors (including its committees thereof), and to avail any other services, certificates, or reports as may be permissible under applicable laws.

RESOLVED FURTHER THAT The Board of Directors of the Company, (including its committees thereof), be and is hereby authorized to do all such acts, deeds, matters and things as may be deemed proper, necessary, or expedient, including filing the requisite forms or submission of documents with any authority or accepting any modifications to the clauses as required by such authorities, for the purpose of giving effect to this resolution and for matters connected therewith, or incidental thereto.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: +91 80 2852 0261 Fax: +91 80 2852 0362
investors@infosys.com
www.infosys.com

by order of the Board of Directors
for Infosys Limited

Sd/-

A.G.S. Manikantha
Company Secretary
Membership No. ACS 21918

April 17, 2025

Notes

1. Pursuant to the General Circular No. 09/2024 dated September 19, 2024, issued by the Ministry of Corporate Affairs (MCA) and Circular SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 issued by SEBI (hereinafter collectively referred to as "the Circulars"), companies are allowed to hold AGM through VC, without the physical presence of members at a common venue. Hence, in compliance with the Circulars, the AGM of the Company is being held through VC.
2. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his / her behalf and the proxy need not be a member of the Company. Since the AGM is being held through VC, the facility for the appointment of proxies by the members will not be available.
3. Participation of members through VC will be reckoned for the purpose of quorum for the AGM as per Section 103 of the Act.

4. Corporate members intending to authorize their representatives to participate and vote at the meeting are requested to send a certified copy of the Board resolution / authorization letter to the Scrutinizer by email to evoting@infosys.com with a copy marked to evoting@nsdl.com.
5. The register of directors and key managerial personnel (KMP) and their shareholding, maintained under Section 170 of the Act, and the register of contracts or arrangements in which the directors are interested, maintained under Section 189 of the Act, will be available electronically for inspection by the members during the AGM. All documents referred to in the Notice will also be available for electronic inspection without any fee from the date of circulation of this Notice up to the date of AGM, i.e. June 25, 2025. Members seeking to inspect such documents can send an email to investors@infosys.com.
6. Members whose shareholding is in demat mode are requested to notify any change in address or bank account details to their respective depository participant(s) (DP). Members whose shareholding is in physical mode are requested to opt for the Electronic Clearing System (ECS) mode to receive dividend on time in line with the SEBI Circulars from time to time. We urge members to utilize the ECS for receiving dividends. Please refer to point no. 16 for the process to be followed for updating bank account details.
7. Members may note that the Board, at its meeting held on April 17, 2025, has recommended a final dividend of ₹22 per equity share for the financial year ended March 31, 2025. The record date for the purpose of final dividend is May 30, 2025. The final dividend, once approved by the members in the ensuing AGM, will be paid on June 30, 2025, through various modes. To avoid delay in receiving dividend, members are requested to update their KYC with their depositories (where shares are held in dematerialized mode) and with the Company's Registrar and Transfer Agent (RTA) (where shares are held in physical mode) to receive the dividend directly into their bank account on the payout date.
8. Members may note that the Income-tax Act, 1961, ("the IT Act") as amended by the Finance Act, 2020, mandates that dividend paid or distributed by a company on or after April 1, 2020 shall be taxable in the hands of members. The Company shall therefore be required to deduct tax at source (TDS) at the time of making the payment of final dividend. To enable us to determine the appropriate TDS rate as applicable, members are requested to submit relevant documents, as specified in the below paragraphs, in accordance with the provisions of the IT Act.

   For resident shareholders, taxes shall be deducted at source under Section 194 of the IT Act as follows:

Members having valid Permanent Account Number (PAN)	10%* or as notified by the Government of India (GOI)
Members not having PAN / valid PAN	20% or as notified by the GOI

   * As per Section 139AA of the IT Act, every person who has been allotted a PAN and who is eligible to obtain Aadhaar, shall be required to link the PAN with Aadhaar. In case of failure to comply with this, the PAN allotted shall be deemed to be invalid / inoperative and he shall be liable to all consequences under the IT Act and tax shall be deducted at the higher rates as provided in section 206AA of the IT Act, 1961 i.e., 20% of tax deduction at source.

   However, no tax shall be deducted on the dividend payable to resident individual shareholders if the total dividend to be received by them during financial year 2025-2026 does not exceed ₹10,000 and also in cases where members provide Form 15G / Form 15H (Form 15H is applicable to resident individual shareholders aged 60 years or more), subject to conditions specified in the IT Act. Resident shareholders may also submit any other document as prescribed under the IT Act to claim a lower / nil withholding of tax. PAN is mandatory for members providing Form 15G / 15H or any other document as mentioned above.

   For non-resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the GOI on the amount of dividend payable. However, as per Section 90 of the IT Act, non-resident shareholders have the option to be governed by the provisions of the Double Tax Avoidance Agreement (DTAA), read with Multilateral Instrument (MLI), between India and the country of tax residence of the shareholders, if they are more beneficial to them. For this purpose, i.e. to avail the benefits under the DTAA read with MLI, non-resident shareholders will have to provide the following:

   - Copy of the PAN card allotted by the Indian income tax authorities duly attested by the shareholders or details as prescribed under rule 37BC of the Income-tax Rules, 1962
   - Copy of the Tax Residency Certificate for financial year 2025-26 obtained from the revenue or tax authorities of the country of tax residence, duly attested by shareholders / authorized signatory
   - Electronic Form 10F as per notification no. 03/2022 dated July 16, 2022 issued by the Central Board of Direct Tax [Notification can be read under notification-no-3-2022-systems.pdf (incometaxindia.gov.in)]. Form 10F can be obtained electronically through the e-filing portal of the income tax website at https://www.incometax.gov.in/iec/foportal.
   - Self-declaration by the shareholders of having no permanent establishment in India in accordance with the applicable tax treaty
   - Self-declaration of beneficial ownership by the non-resident shareholder
   - Any other documents as prescribed under the IT Act for lower withholding of taxes, if applicable, duly attested by the shareholders

   In case of Foreign Institutional Investors (FII) / Foreign Portfolio Investors (FPI), tax will be deducted under Section 196D of the IT Act at the rate of 20% (plus applicable surcharge and cess) or the rate provided in relevant DTAA, read with MLI, whichever is more beneficial, subject to the submission of the above documents, if applicable.

   The aforementioned documents are required to be uploaded on the shareholder portal at https://www.infosys.com/investors/shareholder-services/dividend-tax.html on or before June 6, 2025. Members are requested to visit https://www.infosys.com/

investors/shareholder-services/dividend-tax.html for more instructions and information on this subject. No communication would be accepted from members after June 6, 2025, regarding tax-withholding matters. Shareholders may write to dividend.tax@infosys.com for any clarifications on this subject.

Shareholders can check their tax credit in Form 26AS from the e-filing account at https://www.incometax.gov.in/iec/foportal or "View Your Tax Credit" on https://www.tdscpc.gov.in.

9. Members are requested to address all correspondence, including dividend-related matters, to RTA, KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032 and e-mail at einward.ris@kfintech.com.
10. Members wishing to claim dividends that remain unclaimed are requested to correspond with the RTA as mentioned above, or with the Company Secretary, at the Company's registered office or at investors@infosys.com. Members are requested to note that dividends that are not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will be transferred to the Investor Education and Protection Fund (IEPF). Shares on which dividend remains unclaimed for seven consecutive years shall be transferred to the IEPF as per Section 124 of the Act, read with applicable IEPF rules.
11. In compliance with Section 108 of the Act, read with the corresponding rules, Regulation 44 of the LODR Regulations and in terms of SEBI circular no. SEBI/HO/CFD/CMD/ CIR/P/2020/242 dated December 9, 2020, the Company has provided a facility to its members to exercise their votes electronically through the electronic voting (e-voting) facility provided by the National Securities Depository Limited (NSDL). Members who have cast their votes by remote e-voting prior to the AGM may participate in the AGM but shall not be entitled to cast their votes again. The manner of voting remotely by members holding shares in dematerialized mode, physical mode and for members who have not registered their email addresses is provided in the 'Instructions for e-voting' section which forms part of this Notice. The Board has appointed Hemanth, Holla & Co., (Membership No. FCS 6374) (CP No. 6519) Practicing Company Secretaries, as the scrutinizer ("Scrutinizer") for conducting the e-voting process in a fair and transparent manner.
12. Members holding shares either in physical or dematerialized mode, as on cut-off date, i.e. June 18, 2025, may cast their votes electronically. The e-voting period commences on Friday, June 20, 2025 (9:00 a.m. IST) and ends on Tuesday, June 24, 2025 (5:00 p.m. IST). The e-voting module will be disabled by NSDL thereafter. Members will not be allowed to vote again on any resolution on which vote has already been cast. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the cut-off date, i.e. June 18, 2025. A person who is not a member as on the cut-off date is requested to treat this Notice for information purposes only.
13. The facility for voting during the AGM will also be made available. Members present in the AGM through VC and who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM.
14. Any person holding shares in physical mode or a person, who acquires shares and becomes a member of the Company after the Notice is sent and holding shares as on the cut-off date, i.e. June 18, 2025, may obtain the login ID and password by sending a request to evoting@nsdl.com. However, if he / she is already registered with NSDL for remote e-voting, then he / she can use his / her existing user ID and password for casting the vote.
15. In compliance with the Circulars, the Integrated Annual Report for 2024-25, the Notice of the 44th AGM, and instructions for e-voting are being sent through electronic mode to those members whose email addresses are registered with the Company / depository participant(s) (DP). A letter providing the web-link for accessing the Integrated Annual report, including the exact path, will be sent to those members who have not registered their email address with the Company.
16. We urge members to support our commitment to environmental protection by choosing to receive the Company's communication through email. Members holding shares in demat mode, who have not registered their email addresses, are requested to register their email addresses with their respective DP, and members holding shares in physical mode are requested to update their email addresses with the Company's RTA, KFin Technologies Limited at einward.ris@kfintech.com, to receive copies of the Integrated Annual Report 2024-25 in electronic mode. Members may follow the process detailed below for registration of email ID to obtain the report and update bank account details for the receipt of dividend.

Type of holder	Process to be followed	
Physical	For availing the following investor services, send a written request in the prescribed forms to the RTA of the Company, KFin Technologies Limited either by email to einward.ris@kfintech.com or by post to KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032	
	Form for availing investor services to register PAN, email address, bank details and other KYC details or changes / update thereof for securities held in physical mode	Form ISR-1
	Update of signature of securities holder	Form ISR-2
	For nomination as provided in Rule 19(1) of the Companies (Share Capital and Debentures) Rules, 2014	Form SH-13
	Declaration to opt out	Form ISR-3
	Cancellation of nomination by the holder(s) (along with ISR-3) / Change of nominee	Form SH-14
	Form for requesting issue of duplicate certificate and other service requests for shares / debentures / bonds, etc., held in physical mode	Form ISR-4
Demat	Please contact your DP and register your email address and bank account details in your demat account, as per the process advised by your DP.	

17. Members may also note that the Notice of the 44th AGM and the Integrated Annual Report 2024-25 will also be available on the Company's website at, https://www.infosys.com/investors/reports-filings.html, websites of the stock exchanges, i.e. BSE and NSE, at www.bseindia.com and www.nseindia.com, respectively, and on the website of NSDL, https://www.evoting.nsdl.com.
18. An Explanatory Statement pursuant to Section 102 of the Act in respect of the business under item nos. 4 to 6 set out above and additional information, pursuant to Regulation 36 of the LODR Regulations, in respect of the directors seeking appointment / reappointment at the AGM, forms part of this Notice.
19. Effective April 1, 2024, SEBI has mandated that the shareholders, who hold shares in physical mode and whose folios are not updated with any of the KYC details [viz., (i) PAN (ii) Choice of Nomination (iii) Contact Details (iv) Mobile Number (v) Bank Account Details and (vi) Signature], shall be eligible to get dividend only in electronic mode. Accordingly, payment of final dividend, subject to approval at the AGM, shall be paid to physical holders only after the above details are updated in their folios. Shareholders are requested to complete their KYC by writing to the Company's RTA, KFin Technologies Limited, at einward.ris@kfintech.com. The forms for updating the same are available at https://www.infosys.com/investors/shareholder-services/investors-service.html.
20. As per Section 72 of the Act, members holding shares in physical mode may submit their nomination by submitting SH-13 which can be downloaded from the Company's website at https://www.infosys.com/investors/shareholder-services/documents/investors-service/form-sh13.pdf. Members holding shares in demat mode may contact their respective DPs to update the nomination.
21. The Scrutinizer will submit his report to the Chairman of the Company ("the Chairman") or to any other person authorized by the Chairman after the completion of the scrutiny of the e-voting (votes cast during the AGM and votes cast through remote e-voting), not later than 48 hours from the conclusion of the AGM. The result declared along with the Scrutinizer's report shall be communicated to the stock exchanges, NSDL and RTA, and will also be displayed on the Company's website, www.infosys.com.
22. Since the AGM will be held through VC in accordance with the Circulars, the route map, proxy form and attendance slip are not attached to this Notice.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: +91 80 2852 0261 Fax: +91 80 2852 0362
investors@infosys.com
www.infosys.com

April 17, 2025

by order of the Board of Directors
for Infosys Limited

Sd/-

A.G.S. Manikantha
Company Secretary
Membership No. ACS 21918

Explanatory Statement

Background and context for item nos. 4 and 5

Applicable law

In terms of Regulation 23 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time ("the LODR Regulations"), any transactions with a related party shall be considered material, if the transaction(s) entered into / to be entered into individually or taken together with the previous transactions during a financial year, exceed the lower of ₹1,000 crore or 10% of annual consolidated turnover of the Company as per the last audited financial statements of the Company, and shall require prior approval of shareholders by means of an ordinary resolution.

The said limits are applicable, even if the transactions are in the ordinary course of business of the concerned Company and at an arm's length basis.

The Company has assessed the related party transactions in accordance with Regulation 2(1)(zc) of the LODR Regulations and accordingly, seeks approval of the shareholders for these transactions set out in *Annexure 1* and *Annexure 2*.

Background of the transactions for which approval of the Members of the Company is being sought

In May 2019, the Company (through its subsidiary Infosys Singapore Pte Ltd) had acquired a majority stake (75%) in Stater N.V. (which was a wholly-owned subsidiary of ABN AMRO Bank N.V.) with a view to augment the administrative mortgage services business and related activities. The remaining minority stake (25%) in Stater N.V. is held by ABN AMRO Bank N.V.

In the course of their business, during the financial year ending March 31, 2026, the Company and specific subsidiaries of the Company as mentioned below will enter into or continue to enter into transactions / contract(s) / agreement(s) / arrangement(s) with Stater N.V. and / or Stater Nederland B.V.

- Infosys BPM Limited;
- Infosys Singapore Pte Ltd;
- Stater Belgium N.V. / S.A.;
- Stater Gmbh;
- Stater XXL B.V.;
- Hypocasso B.V. and
- Infosys Poland S.p z.o.o

All related party transactions of the Company and its subsidiaries are at arm's length and in the ordinary course of business. It is in the above context that item nos. 4 and 5 are placed for the approval of the Members of the Company. The Company had obtained similar approval for the financial year ended March 31, 2025, through the postal ballot dated October 17, 2024, and the same was approved by the members. Background details of the parties and the proposed transactions, and its benefits, are as follows:

Item no. 4 – Material related party transactions of Infosys Limited and its subsidiaries with Stater N.V.

Stater N.V., a foreign majority-owned (step-down) subsidiary of the Company based in the Netherlands, is in the business of providing mortgage services to its customers. As part of enhancing operational efficiency, collaboration, leveraging the expertise, complementary strengths and facilities available within the Infosys Group ("the Group"), during the financial year ending on March 31, 2026, the Company and specific subsidiaries of the Company will have transactions with Stater N.V.

In the course of their business, during the financial year ending March 31, 2026, the Company and specific subsidiaries of the Company, as mentioned below, will enter into or continue to enter into transaction(s) / contract(s) / agreement(s) / arrangement(s) with Stater N.V.

- Infosys BPM Limited;
- Infosys Poland S.p z.o.o;
- Stater Nederland B.V.;
- Stater Belgium N.V. / S.A.;
- Stater Gmbh;
- Stater XXL B.V. and
- Hypocasso B.V.

Since the estimated aggregate value (₹2,975 crore or 1.83% of annual consolidated turnover) of all transactions of the Company and specific subsidiaries of the Company with Stater N.V. for the financial year ending March 31, 2026 is expected to exceed the materiality

threshold of ₹1,000 crore, such transactions will qualify as material related party transactions in terms of Regulation 23 of the LODR Regulations, and an approval of the shareholders (by way of an ordinary resolution) is sought for the transactions.

The Audit Committee has been provided with the relevant details, as required under law, of the aforementioned transactions with Stater N.V., including material terms. The Audit Committee, after reviewing all necessary information, has granted approval for entering into the transactions with Stater N.V. during the financial year ending March 31, 2026. The Audit Committee has noted that the said transactions will be at arm's length basis and in the ordinary course of business.

Accordingly, based on the review and approval of the Audit Committee, the Board of Directors recommends the resolution contained in item no. 4 of the accompanying Notice to the shareholders for approval.

Information pursuant to SEBI Circular SEBI/HO/CFD/CMD1/CIR/P/2021/662 dated November 22, 2021 is provided as follows:

Transactions with Stater N.V.

Particulars	Details
Summary of information provided by the management to the Audit Committee	
Name of related party and its relationship with listed entity or its subsidiary, including nature of its concern or interest (financial or otherwise)	Stater N.V. is a majority-owned step-down subsidiary of the Company. For details regarding the names and the nature of the relationship between the Company and each of its subsidiaries that have engaged in transactions with Stater N.V., refer to *Annexure 1*.
Summary of information provided by the management to the Audit Committee regarding the type of transaction	Refer to *Annexure 1*.
Tenure of the transaction	The related party transactions with Stater N.V. are continuing business transactions, and approval of the shareholders is being sought for transactions for financial year 2025-26.
Value of the transaction and the percentage of the listed entity's annual consolidated turnover for the immediately preceding financial year that is represented by the value of the proposed transaction	Refer to *Annexure 1*.
If the transaction relates to any loans, inter-corporate deposits, advances or investments made or given by the listed entity or its subsidiary, Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured, if secured, the nature of security	Refer to *Annexure 1*.
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are undertaken in furtherance of the ordinary course of business of the Company, specific subsidiaries and Stater N.V. The expertise, complementary strengths and competencies and facilities available within the Group are leveraged for enhancing operating efficiency through these transactions.

The Members may note that in terms of the provisions of the LODR Regulations, the related parties as defined thereunder (whether such related party is a party to the aforesaid transactions or not), shall not vote to approve resolutions under item no. 4.

None of the Directors and Key Managerial Personnel of the Company or their relatives is concerned or interested in the resolution mentioned in item no. 4 of the Notice.

The Board recommends the resolution set forth in item no. 4 for the approval of the Members.

Item no. 5 – Material related party transactions of Infosys Limited and its subsidiaries with Stater Nederland B.V.

Stater Nederland B.V. ("Stater Nederland"), a subsidiary of Stater N.V., a foreign majority-owned (step-down) subsidiary of the Company, based in the Netherlands, is in the business of providing mortgage and loan management services. As part of enhancing operational efficiency, collaboration, leveraging the expertise, complementary strengths and facilities available within the Group, during the financial year ending on March 31, 2026, the Company and certain specific subsidiaries of the Company will have transactions with Stater Nederland.

In the course of their business, during the financial year ending March 31, 2026, the Company and the following subsidiaries of the Company will enter into or continue to enter into transaction(s) / contract(s) / agreement(s) / arrangement(s) with Stater Nederland B. V:

- Infosys Singapore Pte Ltd
- Stater N.V.;
- Stater Belgium N.V. / S.A.;
- Stater Gmbh;
- Stater XXL B.V. and
- Hypocasso B.V.

Since the estimated aggregate value (₹2,670 crore or 1.64% of annual consolidated turnover) of all transactions of the Company and specific subsidiaries with Stater Nederland B.V. in the financial year ending March 31, 2026 is expected to exceed the materiality threshold ₹ 1,000 crore, such transactions will qualify as material related party transactions in terms of Regulation 23 of the LODR Regulations, and an approval of the shareholders (by way of an ordinary resolution) is sought for the transactions.

The Audit Committee has been provided with the relevant details, as required under law, of the aforementioned transactions with Stater Nederland B.V, including material terms. The Audit Committee after reviewing all necessary information, has granted approval for entering into the transactions with Stater Nederland B.V. during the financial year ending March 31, 2026. The Audit Committee has noted that the said transactions will be at an arm's length basis and in the ordinary course of business.

Accordingly, based on the review and approval of the Audit Committee, the Board of Directors recommends the resolution contained in item no. 5 of the accompanying Notice to the shareholders for approval.

Information pursuant to SEBI Circular SEBI/HO/CFD/CMD1/CIR/P/2021/662 dated November 22, 2021 is provided as follows:

Transactions with Stater Nederland B.V.

Particulars	Details
Summary of information provided by the management to the Audit Committee	
Name of related party and its relationship with listed entity or its subsidiary, including nature of its concern or interest (financial or otherwise)	Stater Nederland B.V. ("Stater Nederland"), a subsidiary of Stater N.V., a foreign majority-owned (step-down) subsidiary of the Company, Stater Nederland is a majority-owned step-down subsidiary of the Company. For details regarding the names and the nature of the relationship between the Company and each of its subsidiaries that have engaged in transactions with Stater Nederland, refer to *Annexure 2*.
Summary of information provided by the management to the Audit Committee regarding the type of transaction	Refer to *Annexure 2.*
Tenure of the transaction	The related party transactions with Stater Nederland are continuing business transactions, and approval of the shareholders is being sought for transactions for financial year 2025-26.
Value of the transaction and the percentage of the listed entity's annual consolidated turnover for the immediately preceding financial year that is represented by the value of the proposed transaction	Refer to *Annexure 2.*
If the transaction relates to any loans, inter-corporate deposits, advances or investments or guarantee made or given by the listed entity or its subsidiary, Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured, if secured, the nature of security	Refer to *Annexure 2.*
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are undertaken in furtherance of the ordinary course of business of the Company, specific subsidiaries and Stater Nederland B.V. The expertise, complementary strengths and competencies and facilities available within the Group are leveraged for enhancing operating efficiency through these transactions.

The Members may note that in terms of the provisions of the LODR Regulations, the related parties as defined thereunder (whether such related party is a party to the aforesaid transactions or not), shall not vote to approve resolutions under item no. 5.

None of the Directors and Key Managerial Personnel of the Company or their respective relatives is concerned or interested in the resolution mentioned at item no. 5 of the Notice.

The Board recommends the resolution set forth at item no. 5 for the approval of the Members.

Item no. 6 – Appointment of M/s Makarand M. Joshi & Co., Company Secretaries as secretarial auditors of the Company

M/s. Makarand M. Joshi & Co., a leading firm of practicing Company Secretaries (hereinafter referred to as MMJC) with over 25 years of experience in delivering comprehensive professional services across Corporate Laws, SEBI Regulations and FEMA Regulations. Their expertise includes conducting Secretarial Audits, Due Diligence Audits, Compliance Audits etc. MMJC were appointed as secretarial auditors of the Company for conducting secretarial audit for the financial year 2022-23, 2023-24 and 2024-25 and the same is not considered as a term of Appointment of Secretarial Auditor as per Regulation 24A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred to as "LODR Regulations"). In terms of Regulation 24A of LODR Regulations read with SEBI notification dated December 12, 2024, and other applicable provisions, the Company can appoint a peer-reviewed firm as secretarial auditors for not more than two (2) terms of five (5) consecutive years. MMJC is eligible for appointment for a period of five years and on the basis of recommendations of the Audit Committee, the Board of Directors, at its meeting held on April 17, 2025, approved the appointment of MMJC as secretarial auditors of the Company to hold office for a term of five consecutive years commencing from Financial Year 2025-26 till Financial Year 2029-30. The appointment is subject to approval of the shareholders of the Company.

MMJC has given their consent to act as secretarial auditors of the company and confirmed that their aforesaid appointment (if approved) would be within the limits specified by Institute of Company Secretaries of India. Furthermore, in terms of the amended regulations, MMJC has provided a confirmation that they have subjected themselves to the peer review process of the Institute of Company Secretaries of India and hold a valid peer review certificate.

The proposed remuneration to be paid to MMJC for secretarial audit services for the financial year ending March 31, 2026, is ₹10 lakhs (Rupees ten lakhs) plus applicable taxes and out-of-pocket expenses. Besides the secretarial audit services, the Company may also obtain certifications from MMJC under various statutory regulations and certifications required by banks, statutory authorities, audit related services and other permissible non-secretarial audit services as required from time to time, for which they will be remunerated separately on mutually agreed terms, as approved by the Board of Directors in consultation with the Audit Committee. The above fee excludes the proposed remuneration to be paid for the purpose of secretarial audit of subsidiaries, if any.

The Board of Directors and the Audit Committee shall approve revisions to the remuneration of MMJC for the remaining part of the tenure.

The Board of Directors, in consultation with the Audit Committee, may alter and vary the terms and conditions of appointment, including remuneration, in such manner and to such extent as may be mutually agreed with MMJC.

Based on the recommendations of the Audit Committee, the Board of Directors have approved and recommended the aforesaid proposal for approval of members taking into account the eligibility of the firm's qualification, experience, independent assessment & expertise of the partners in providing secretarial audit related services, competency of the staff and Company's previous experience based on the evaluation of the quality of audit work done by them in the past.

None of the Directors and Key Managerial Personnel of the Company and their respective relatives are concerned or interested, financially or otherwise, in passing the proposed Resolution.

The Board recommends the resolution set forth in item no. 6 for the approval of members.

Annexure 1: Transactions with Stater N.V.

S. no.	Particulars / Name of listed entity or subsidiary	HypoCasso B.V.	Stater Belgium N.V./S.A.	Stater Gmbh	Stater XXL B.V.	Stater Nederland B.V	Infosys Poland sp Z o o	Infosys BPM Limited	Infosys Limited
1	Nature of Relationship of Listed entity or its subsidiary with the related party (Stater N.V.)	Wholly-owned subsidiary	Wholly-owned subsidiary	Wholly-owned subsidiary	Wholly-owned subsidiary	Wholly-owned subsidiary	Fellow subsidiary	Fellow subsidiary	Ultimate parent company
2	Summary of information provided by the management to the Audit Committee regarding the type of transaction[1]	i) Purchase of services ii) Purchase of shared services iii) Sale of shared services	i) Purchase of services ii) Purchase of shared services iii) Loan given	i) Purchase of services ii) Purchase of shared services iii) Sale of services iv) Sale of shared services v) Equity infusion vi) Loan taken	i) Purchase of services ii) Purchase of shared services iii) Sale of services iv) Sale of shared services v) Merger within Stater group vi) Equity infusion	i) Purchase of services ii) Purchase of shared services iii) Sale of services iv) Sale of shared services	i) Loan given	i) Purchase of shared services	i) Sale of services

3 Value of the transaction and the percentage of the listed entity's annual consolidated turnover for the immediately preceding financial year that is represented by the value of the proposed transaction[2]

	HypoCasso B.V. in ₹ crore	%	Stater Belgium N.V./S.A. in ₹ crore	%	Stater Gmbh in ₹ crore	%	Stater XXL B.V. in ₹ crore	%	Stater Nederland B.V in ₹ crore	%	Infosys Poland sp Z o o in ₹ crore	%	Infosys BPM Limited in ₹ crore	%	Infosys Limited in ₹ crore	%
i) Purchase of services	20	0.01	5	0.00	25	0.02	10	0.01	1,300	0.80	–	–	–	–	–	–
ii) Purchase of shared services	150	0.09	5	0.00	20	0.01	10	0.01	600	0.37	–	–	10	0.01	–	–
iii) Sale of services	–	–	–	–	100	0.06	50	0.03	50	0.03	–	–	–	–	10	0.01
iv) Sale of shared services	10	0.01	–	–	100	0.06	50	0.03	20	0.01	–	–	–	–	–	–
v) Merger within the Stater group[3]	–	–	–	–	–	–	5	0.00	–	–	–	–	–	–	–	–
vi) Equity infusion within the Stater group[4]	–	–	–	–	100	0.06	10	0.01	–	–	–	–	–	–	–	–
vii) Loan for financial year 2025-26	–	–	40	0.02	75	0.05	–	–	–	–	200	0.12	–	–	–	–

S. no.	Particulars / Name of listed entity or subsidiary	HypoCasso B.V.	Stater Belgium N.V./S.A.	Stater Gmbh	Stater XXL B.V.	Stater Nederland B.V	Infosys Poland sp Z o o	Infosys BPM Limited	Infosys Limited
	Nature, tenure, repayment terms and purpose of loan		Unsecured loan for the purpose of meeting working capital requirements for a term of 5 years.	Unsecured loan for the purpose of meeting working capital requirements for a term of 5 years.			Unsecured loan for the purpose of meeting working capital requirements for a term of 5 years.		
	Interest		Interest based on 12 months Euro Interbank Offered Rate (EURIBOR) + appropriate spread, or 0.25% per annum, whichever is higher.	Interest based on 12 months Euro Interbank Offered Rate (EURIBOR) + appropriate spread, or 0.25% per annum, whichever is higher.			Interest based on 12 months Euro Interbank Offered Rate (EURIBOR) + appropriate spread, or 0.25% per annum, whichever is higher.		
	Source of funds and whether any financial indebtedness is incurred to make or give loans		Internal accruals. No financial indebtedness is incurred	Internal accruals. No financial indebtedness is incurred			Internal accruals. No financial indebtedness is incurred		

S. no.	Particulars / Name of listed entity or subsidiary	HypoCasso B.V.		Stater Belgium N.V./S.A.		Stater Gmbh		Stater XXL B.V.		Stater Nederland B.V		Infosys Poland sp Z o o		Infosys BPM Limited		Infosys Limited	
4	Percentage of the subsidiary's annual standalone turnover that is represented by the total value of the proposed RPT[5][6]																
		in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%
	i) Purchase of services	20	9.14	5	2.28	25	11.42	10	4.57	1,300	594.06	–	–	–	–	–	–
	ii) Purchase of shared services	150	68.55	5	2.28	20	9.14	10	4.57	600	274.18	–	–	10	4.57	–	–
	iii) Sale of services	–	–	–	–	100	45.70	50	22.85	50	22.85	–	–	–	–	10	4.57
	iv) Sale of shared services	10	4.57	–	–	100	45.70	50	22.85	20	9.14	–	–	–	–	–	–
	v) Merger within the Stater group[3]	–	–	–	–	–	–	5	2.28	–	–	–	–	–	–	–	–
	vi) Equity infusion within the Stater group[4]	–	–	–	–	100	45.70	10	4.57	–	–	–	–	–	–	–	–
	vii) Loan for financial year 2025-26	–	–	40	18.28	75	34.21	–	–	–	–	200	91.39	–	–	–	–

Notes

[1] In order to leverage efficiencies of scale and optimize the resources available in the group, resources are shared within the group. Accordingly, purchase, sale of services and shared services majorly includes transfer of manpower, sharing of business enabling services like Finance & Accounting, Legal Support, Purchase & Facility Management, Human Resource Management Services, Risk Management, Information Security, Management Support, software license and other administrative services.

[2] Transactions between the Stater entities in the Netherlands (HypoCasso B.V.; Stater XXL B.V.; Stater Nederland and Stater N.V.) are generally on a cost basis as all these entities are under a tax group and file a single tax return. The transactions between other subsidiaries are either on a cost-sharing or cost-plus-markup basis depending on the respective local regulations on transfer pricing. All transactions are at arm's length basis.

[3] As a part of an ongoing program of entity rationalization, the Company may from time to time propose merger / demerger of entities within the Group. These mergers are generally based on the local regulatory requirements and are accounted for as transactions under common control under the relevant accounting standards.

[4] Equity infusion by Stater N.V. is to strengthen subsidiary operational capabilities.

[5] Key financial information of each of the subsidiaries is available in annexure 1 to the boards report forming part of this annual report

[6] Percentage is calculated based on the standalone turnover of Stater N.V.

Annexure 2: Transactions with Stater Nederland B.V.

S. no	Particulars / Name of listed entity or subsidiary	HypoCasso B.V.	Stater Belgium N.V./S.A.	Stater Gmbh	Stater N.V.	Stater XXL B.V.	Infosys Singapore Pte. Ltd	Infosys Limited
1	Nature of Relationship of Listed entity or its subsidiary with the related party (Stater Nederland B.V.)	Fellow subsidiary	Fellow subsidiary	Fellow subsidiary	Immediate parent company	Wholly-owned subsidiary	Parent company of Stater N.V.	Ultimate parent company
2	Summary of information provided by the management to the Audit Committee regarding the type of transaction[1]	i) Purchase of services ii) Purchase of shared services iii) Sale of services iv) Sale of shared services	i) Purchase of services	i) Purchase of services ii) Purchase of shared services iii) Sale of services iv) Sale of shared services	i) Purchase of services ii) Purchase of shared services iii) Sale of services iv) Sale of shared services	i) Purchase of services ii) Purchase of shared services iii) Sale of services iv) Sale of shared services	i) Parental guarantee given. Guarantee is provided to customer in the ordinary course of business in line with the contract with the customer.	i) Purchase of services ii) Purchase of shared services iii) Sale of services iv) Sale of shared services

3 Value of the transaction and the percentage of the listed entity's annual consolidated turnover for the immediately preceding financial year that is represented by the value of the proposed transaction[2]

	HypoCasso B.V. in ₹ crore	%	Stater Belgium N.V./S.A. in ₹ crore	%	Stater Gmbh in ₹ crore	%	Stater N.V. in ₹ crore	%	Stater XXL B.V. in ₹ crore	%	Infosys Singapore Pte. Ltd in ₹ crore	%	Infosys Limited in ₹ crore	%
i) Purchase of services	25	0.02	10	0.01	30	0.02	50	0.03	50	0.03	–	–	10	0.01
ii) Purchase of shared services	15	0.01	–	–	20	0.01	20	0.01	10	0.01	–	–	10	0.01
iii) Sale of services	50	0.03	–	–	105	0.06	1,300	0.80	10	0.01	–	–	100	0.06
iv) Sale of shared services	15	0.01	–	–	100	0.06	600	0.37	10	0.01	–	–	10	0.01
v) Parental guarantee (including guarantee fee)[3]	–	–	–	–	–	–	–	–	–	–	120	0.07	–	–

S. no	Particulars / Name of listed entity or subsidiary	HypoCasso B.V.		Stater Belgium N.V./S.A.		Stater Gmbh		Stater N.V.		Stater XXL B.V.		Infosys Singapore Pte. Ltd		Infosys Limited	
4	Percentage of the subsidiary's annual standalone turnover that is represented by the total value of the proposed RPT[4][5]														
		in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%	in ₹ crore	%
	i) Purchase of services	25	1.97	10	0.79	30	2.37	50	3.95	50	3.95	–	–	10	0.79
	ii) Purchase of shared services	15	1.18	–	–	20	1.58	20	1.58	10	0.79	–	–	10	0.79
	iii) Sale of services	50	3.95	–	–	105	8.29	1,300	102.64	10	0.79	–	–	100	7.90
	iv) Sale of shared services	15	1.18	–	–	100	7.90	600	47.37	10	0.79	–	–	10	0.79
	v) Parental guarantee (including guarantee fee)[3]	–	–	–	–	–	–	–	–	–	–	120	9.47	–	–

Notes

[1] In order to leverage efficiencies of scale and optimize the resources available in the group, resources are shared within the group. Accordingly, purchase, sale of services and shared services majorly includes transfer of manpower, sharing of business enabling services like Finance & Accounting, Legal Support, Purchase & Facility Management, Human Resource Management, Risk Management, Information Security, Management Support, software license and other administrative services.

[2] Transactions between the Stater entities in the Netherlands (HypoCasso B.V. ; Stater XXL B.V.; Stater Nederland B.V. and Stater N.V.) are generally on a cost basis as all these entities are under a tax group and file a single tax return. The transactions between other subsidiaries are either on a cost-sharing or cost-plus-markup basis depending on the respective local regulations on transfer pricing. All transactions are at arm's length basis.

[3] The Parental guarantee will be provided by Infosys Singapore Pte. Ltd on behalf of Stater Nederland B.V. to the customer in the ordinary course of business. The parental guarantee shall align with the tenure of the contract with the customer, i.e., 10 years with an option for customer to extend for 3 consecutive periods of 12 months. While the liability of Stater Nederland B.V. in connection with any performance-related obligations under the contract is limited to Euro 10 million per year, the said limitation does not apply to certain liabilities in line with the general contracting practice, like fraud, willful misconduct, gross negligence of Stater [or its directors, officers, employees or (sub)contractors] or for personal injury or death or for any indemnities against third-party claim for infringement of Intellectual property including any open source integrated with Infosys solution or for any reasonable legal costs in defending such claim or for any claim by Dutch Tax and Customs Administration or any other tax authority relating to the work carried out by Stater Employees for Customer or for any damage resulting from non-compliance with the Labour Market Fraud (Bogus Schemes) Act or for any claim by the subcontractor against the customer in connection with the agreement.

[4] Key financial information of each of the subsidiaries is available in annexure 1 to the boards report forming part of this annual report

[5] Percentage is calculated based on the standalone turnover of Stater Nederland B.V.

Additional information on directors recommended for appointment / reappointment as required under Regulation 36 of the LODR Regulations and applicable secretarial standards



Salil Parekh
Chief Executive Officer and Managing Director

Salil Parekh, as Chief Executive Officer and Managing Director, sets and evolves the strategic direction for the company and its portfolio of offerings, while nurturing a strong leadership team to drive its execution. Salil has helped transform Infosys into a leading digital, cloud, and AI company.

Salil has over three decades of global experience in the IT services industry with a strong track record of driving digital transformation for enterprises, executing business turnarounds and managing successful acquisitions.

Salil topped the IT services ranking in Brand Finance's Brand Guardianship Index (BGI) 2024 for the role of CEO as brand custodian and steward of long-term shareholder value. Over the years Salil has won several CEO leadership awards.

Earlier, Salil was a member of the Group Executive Board at Capgemini, where he held several leadership positions for 25 years.

He was responsible for overseeing a business cluster comprising Application Services (North America, UK, Asia), Cloud Infrastructure Services, and Sogeti. He was responsible for the strategy and execution of these businesses – setting direction and enabling rapid client adoption.

He was also the Chairman of Capgemini's North America Executive Council. He was the architect of the North America growth and turnaround strategy and was instrumental in setting up their offshoring capabilities.

Salil was also Partner at Ernst & Young and widely credited for bringing scale and value to the Indian operations of the consultancy firm.

He holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.

Age: 60 years

Nature of expertise in specific functional areas: Information Technology, Leadership, Strategy, Board service & governance, Financial, Diversity, Global business, Sales & marketing, Cybersecurity, Mergers & Acquisitions, Risk management, and Sustainability & ESG

Disclosure of inter-se relationships between directors and KMP: None

Listed entities (other than the Infosys Group) in which Salil holds directorship and committee membership: Nil

Listed entities from which Salil has resigned in the past three years: Nil

Shareholding in the Company as on April 17, 2025:

Name	Category	No. of equity shares held
Salil Parekh	CEO & MD	11,85,548

Remuneration proposed to be paid: As per the resolution approved in item no. 6 of the 41st Annual General Meeting Notice read with explanatory statement thereto-https://www.infosys.com/investors/reports-filings/documents/agm-notice2022.pdf.

Key terms and conditions of appointment: As per the resolution approved in item no. 6 of the 41st Annual General Meeting Notice read with explanatory statement thereto-https://www.infosys.com/investors/reports-filings/documents/agm-notice2022.pdf.

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: Salil was first appointed to the Board on January 2, 2018, as CEO & MD, and reappointed on July 1, 2022, as CEO & MD. The details pertaining to his appointment, remuneration, and number of meetings attended are provided in the *Corporate governance report* section of the Integrated Annual Report 2024-25.

Instructions for participation through VC

Please follow the below steps for registration and participation.

<table>
<tr><td>Step 1:</td><td>Access the VC portal by clicking this link: https://agm.onwingspan.com/InfosysAGM or you could also join the AGM by visiting the investor page on our Company's website, www.infosys.com</td><td rowspan="2">System requirements for best VC experience
Internet connection: Broadband, wired or wireless (3G or 4G/LTE), with a speed of 5 Mbps or more
Microphone and speakers: Built-in or USB plug-in or wireless Bluetooth
Browser:
Google Chrome: Version 90 or latest
Microsoft Edge Chromium: Version 90 or latest
Safari: Version 12 or latest
Internet Explorer: Not supported
Helpline numbers: +91-80- 4156 5555
+91-80- 4156 5777</td></tr>
<tr><td>Step 2:</td><td>Log in to join the VC session by using your DP ID and Client ID / Folio Number together with your PAN
a) Members with NSDL account: 8-character DP ID followed by 8-digit Client ID
(For example, if your DP ID is IN300*** and Client ID is 12******, then your user ID is IN300***12******).
b) Members with CDSL account: 16-digit Beneficiary ID (For example, if your Beneficiary ID is 12**************, then your user ID is 12**************).
c) Members with physical folio: ITL + Folio Number registered with the Company
(For example, if your Folio Number is 0*****, then your user ID is ITL0*****)</td></tr>
<tr><td></td><td colspan="2">Note: Institutional / corporate shareholders are required to upload the Board Resolution / Authorization Letter authorizing its representatives to attend the AGM through VC.</td></tr>
<tr><td>Step 3:</td><td colspan="2">Click 'Enter' to join the virtual AGM.</td></tr>
<tr><td>Step 4:</td><td colspan="2">Members can post questions either through chat or the video feature available in the VC. Members can exercise these options once the floor is open for shareholder queries.</td></tr>
<tr><td>Step 5:</td><td colspan="2">Members who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM by following the 'Instructions for e-voting'.</td></tr>
</table>

General guidelines for VC participation

i. Members may note that the 44th AGM of the Company will be convened through VC in compliance with the applicable provisions of the Act, read with the Circulars. The facility to attend the meeting through VC will be provided by the Company. Members may access the same at https://agm.onwingspan.com/InfosysAGM.

ii. The facility of joining the AGM through VC will be opened 60 minutes before the scheduled start time of the AGM and will be available for members on a first-come-first-served basis.

iii. The Company reserves the right to limit the number of members asking questions depending on the availability of time at the AGM.

iv. Members can participate in the AGM through their desktops / smartphones / laptops etc. However, for better experience and smooth participation, it is advisable to join the meeting through desktops / laptops with high-speed internet connectivity.

v. Please note that participants connecting from mobile devices or tablets, or through laptops via mobile hotspot, may experience audio / video loss due to fluctuation in their respective networks. It is therefore recommended to use a stable Wi-Fi or LAN connection to mitigate any of the aforementioned glitches.

Instructions for e-voting

The process to vote electronically on NSDL e-voting system consists of two steps:

Step 1: Access to the NSDL e-voting system

(A) Login method for e-voting for individual shareholders holding securities in demat mode

In terms of SEBI circular SEBI/HO/CFD/CMD/CIR/P/2020/242 dated December 9, 2020 on e-voting facility provided by listed companies, individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email Id in their demat accounts in order to access e-voting facility.

Login method for individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login method
Individual shareholders holding securities in demat mode with NSDL	Existing IDeAS user can visit the e-Services website of NSDL, Viz. https://eservices.nsdl.com either on a personal computer or on a mobile. On the e-Services home page click on the "Beneficial Owner" icon under "Login" which is available under 'IDeAS' section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-voting services under Value added services. Click on "Access to e-voting" under e-voting services and you will be able to see e-voting page. Click on company name or e-voting service provider i.e. NSDL and you will be re-directed to e-voting website of NSDL for casting your vote during the remote e-voting period.
	For OTP based login you can click on https://eservices.nsdl.com/SecureWeb/evoting/evotinglogin.jsp. You will have to enter your 8-digit DP ID,8-digit Client Id, PAN No., Verification code and generate OTP. Enter the OTP received on registered email id/mobile number and click on login. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.
	If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select "Register Online for IDeAS Portal" or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp
	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section. A new screen will open. You will have to enter your User ID (i.e. your 16-digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-voting page. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.
	Shareholders / Members can also download NSDL Mobile App "NSDL Speede" facility by scanning the QR code mentioned below for seamless voting experience. **NSDL Mobile App is available on** App Store Google Play
Individual shareholders holding securities in demat mode with CDSL	Users who have opted for CDSL Easi / Easiest facility, can login through their existing user id and password. Option will be made available to reach e-voting page without any further authentication. The users to login Easi / Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon and New System Myeasi Tab and then use your existing my easi username and password.

	After successful login the Easi / Easiest user will be able to see the e-voting option for eligible companies where the evoting is in progress as per the information provided by company. On clicking the evoting option, the user will be able to see e-voting page of the e-voting service provider for casting your vote during the remote e-voting period. Additionally, there are also links provided to access the system of all e-voting Service Providers, so that the user can visit the e-voting service providers' website directly.
	If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.
	Alternatively, the user can directly access e-voting page by providing Demat Account Number and PAN from a e-voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-voting option where the evoting is in progress and also able to directly access the system of all e-voting Service Providers.
Type of shareholders	**Login Method**
Individual shareholders (holding securities in demat mode) logging in through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-voting facility. Upon logging in, you will be able to see e-voting option. Click on e-voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-voting feature. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.

Important note: Members who are unable to retrieve User ID / Password are advised to use "Forgot User ID" and "Forgot Password" options available on the above-mentioned website.

Helpdesk for individual shareholders holding securities in demat mode for any technical issues related to login through depository i.e. NSDL and CDSL

Login type	Helpdesk details
Individual shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call 022-48867000
Individual shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call the toll-free number 1800-21-09911

B) Login method for e-voting and voting during the meeting for shareholders other than individual shareholders holding securities in demat mode and shareholders holding securities in physical mode

How to Log-in to NSDL e-voting website?

1. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.
2. Once the home page of e-voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section.
3. A new screen will open. Enter your User ID, Password / OTP and a verification code as shown on the screen. Alternatively, if you are registered for NSDL e-services i.e. IDeAS, you can log in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log in to NSDL e-services using your login credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
a) For members who hold shares in demat account with NSDL	8-character DP ID followed by 8-digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******.
b) For members who hold shares in demat account with CDSL	16-digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your User ID is 12**************
c) For members holding shares in physical mode	EVEN Number followed by Folio Number registered with the Company For example, if your Folio Number is 001*** and EVEN is 133810 then your User ID is 133810001***

5. Password details for shareholders other than individual shareholders are given below:
   a. If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.
   b. If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' for the system to prompt you to change your password.
   c. How to retrieve your 'initial password'?
      (i) If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit Client ID for your NSDL account, or the last 8 digits of your Client ID for CDSL account, or Folio Number for shares held in physical mode. The .pdf file contains your 'User ID' and your 'initial password'.
      (ii) If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email ids are not registered
6. If you are unable to retrieve or have not received the 'Initial password' or have forgotten your password:
   a. Click on 'Forgot User Details / Password?' (If you hold shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.
   b. Physical User Reset Password? (If you hold shares in physical mode) option available on www.evoting.nsdl.com.
   c. If you are still unable to get the password by the above two options, you can send a request to evoting@nsdl.com mentioning your demat account number / Folio Number, your PAN, your name and your registered address.
   d. Members can also use the OTP (One Time Password) based login for casting their vote on the e-voting system of NSDL.
7. After entering your password, tick on "Agree with Terms and Conditions" by selecting on the check box.
8. Now, you will have to click on the 'Login' button.
9. After you click on the 'Login' button, the homepage of e-voting will open.

Step 2: Cast your vote electronically on NSDL e-voting system

How to cast your vote electronically on NSDL e-voting system?

1. After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle.
2. Select "EVEN" of company for which you wish to cast your vote during the remote e-voting period.
3. Now you are ready for e-voting as the Voting page opens.
4. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.
5. Upon confirmation, the message "Vote cast successfully" will be displayed.
6. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote

General guidelines for shareholders

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.com. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-voting" tab in their login.
2. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
3. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on : 022 - 4886 7000 or send a request to evoting@nsdl.com, or contact Amit Vishal, Deputy Vice President, or Pallavi Mhatre, Senior Manager, National Securities Depository Ltd., at the designated email ID: evoting@nsdl.com to get your grievances on e-voting addressed.

Process for those shareholders whose email ids are not registered with the depositories for procuring user id and password and registration of e mail ids for e-voting for the resolutions set out in this notice:

1. In case shares are held in physical mode please provide Folio No., Name of shareholder, scanned copy of the share certificate (front and back), PAN (self attested scanned copy of PAN card), AADHAAR (self attested scanned copy of Aadhaar Card) by email to investors@infosys.com & evoting@infosys.com.
2. In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16 digit beneficiary ID), Name, client master or copy of Consolidated Account Statement, PAN (self attested scanned copy of PAN card), AADHAAR (self attested scanned copy of Aadhaar Card) to investors@infosys.com & evoting@infosys.com. If you are an Individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-voting for Individual shareholders holding securities in demat mode.
3. Alternatively, shareholders/members may send a request to evoting@nsdl.com for procuring user id and password for e-voting by providing above mentioned documents.
4. In terms of SEBI circular dated December 9, 2020, on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-voting facility.

Information at a glance

Particulars	Details
Time and date of AGM	4:00 p.m. IST, Wednesday, June 25, 2025
Mode	Video conference and other audio-visual means
Participation through video-conferencing	https://agm.onwingspan.com/InfosysAGM
Helpline number for VC participation	+91-80-4156 5555 / +91-80-4156 5777
Webcast and transcripts	https://www.infosys.com/Investors/
Record date for the purpose of dividend	Friday, May 30, 2025
Dividend payment date	Monday, June 30, 2025
Information of tax on dividend	https://www.infosys.com/investors/shareholder-services/dividend-tax.html
Cut-off date for e-voting	Wednesday, June 18, 2025
E-voting start time and date	9:00 a.m. IST, Friday, June 20, 2025
E-voting end time and date	5:00 p.m. IST, Tuesday, June 24, 2025
E-voting website of NSDL	https://www.evoting.nsdl.com/
Name, address and contact details of e-voting service provider	Contact name: **Amit Vishal** *Deputy Vice President* **Pallavi Mhatre** *Senior Manager* National Securities Depository Limited, T301, 3rd Floor, Naman Chambers, G Block, Plot No- C-32, Bandra Kurla Complex, Bandra East, Mumbai- 400051 Contact details: Email ID's: amitv@nsdl.com pallavid@nsdl.com evoting@nsdl.com Contact number: 022 - 4886 7000
Name, address and contact details of Registrar and Transfer Agent	Contact name: **Shobha Anand** *Vice President* KFin Technologies Limited, Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500 032 Contact details: Email ID's: shobha.anand@kfintech.com; einward.ris@kfintech.com; Contact number: 1800-309-4001

Safe Harbor

This Annual Report contains 'forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance and are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. These statements are subject to substantial known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties relating to the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geopolitical situations, technological disruption and innovations such as generative AI, complex and evolving regulatory landscape, including immigration regulation changes, ESG vision, our Capital Allocation Policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources and corporate actions including acquisitions, and the amount of any additional costs, resulting directly or indirectly from the McCamish cybersecurity incident. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in the "Outlook, risks and concerns" and Risk management report sections in this Annual Report and are discussed in detail in our Form 20-F filed with the U.S. Securities and Exchange Commission. In the light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

Designed by Communication Design Group, Infosys Limited.